KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted with the Securities and Exchange Commission on February 14, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KCI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Texas	3841	83-3506466
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12930 West Interstate 10

San Antonio, Texas 78249

(210) 524-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John T. Bibb

Executive Vice President, General Counsel

KCI Holdings, Inc.

12930 West Interstate 10

San Antonio, Texas 78249

(210) 524-9000

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

With copies to:

Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Jason M. Licht, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, $0.01 par value per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Explanatory note

This Registration Statement on Form S-1, or this Registration Statement, is being filed by KCI Holdings, Inc., a newly formed Texas corporation, or the Registrant, in connection with a proposed registered public offering of shares of its common stock. Prior to the effectiveness of this Registration Statement, there will be a restructuring as a result of which KCI Holdings, Inc. will become the holding company of the business conducted by Acelity L.P. Inc. and its subsidiaries described in the prospectus that is part of this Registration Statement.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to completion, dated                , 2019

Preliminary prospectus

                shares

KCI Holdings, Inc.

Common stock

This is the initial public offering of common stock of KCI Holdings, Inc. We are offering                  shares of common stock and the selling shareholders named in this prospectus are offering                shares of common stock. We will not receive any proceeds from the sale of our common stock by the selling shareholders.

Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price of our common stock will be between $                 and $                 per share. We intend to apply to list our common stock on                under the symbol “                .”

After the completion of this offering, funds advised by Apax Partners LLP and Apax Partners, L.P. and controlled affiliates of Canada Pension Plan Investment Board and Public Sector Pension Investment Board will continue to own a majority of the shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. See “Management—Controlled Company Exemption.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                shares of our common stock, the underwriters have the option, for a period of 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock from the selling shareholders. We will not receive any proceeds from the sale of our common stock by the selling shareholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on or about                , 2019.

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Merrill Lynch

                , 2019

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

i

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Industry and market data

Within this prospectus, we reference information and statistics regarding the advanced wound care devices, advanced wound care dressings and specialty surgical devices industries. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus, such as global market opportunities for advanced wound care devices and speciality surgical devices, are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

Trademarks and service marks

We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States and other countries, primarily through our subsidiaries KCI Licensing, Inc., KCI USA, Inc., Systagenix Wound Management, Limited and Crawford Healthcare Limited, including for example: ABTHERATM Open Abdomen Negative Pressure Therapy, ACELITYTM, ACTIV.A.C.TM Therapy System, ADAPTICTM Non-Adhering Dressing, ADAPTIC TOUCHTM Non-Adhering Silicone Dressing, CELLUTOMETM Epidermal Harvesting System, INADINETM (PVP-I) Non Adherent Dressing, iOn HEALINGTM Mobile Application, iOn PROGRESSTM Remote Therapy Monitoring, KCITM, KERRACELTM Gelling Fiber Dressing, KERRACELTM Ag Gelling Fiber Dressing, KERRACONTACTTM Ag Dressing, KERRAFOAMTM Dressings, KERRAMAX CARETM Dressings, PREVENATM Incision Management System, PROMOGRANTM Matrix Wound Dressing, PROMOGRAN PRISMATM Matrix, SILVERCELTM Dressing Family, SNAPTM Therapy System, SYSTAGENIXTM, TIELLETM Dressing Family, V.A.C. ® GRANUFOAMTM Dressing, V.A.C.® Therapy, V.A.C.ULTATM Therapy System, V.A.C. VERAFLOTM Therapy. Unless otherwise indicated, all trademarks appearing in this prospectus are proprietary to us, our affiliates and/or licensors. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames and service marks referred to in this prospectus may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Basis of presentation

The following terms are used in this prospectus unless otherwise noted or indicated by the context:

•

the “2011 Take Private Transaction” means the acquisition of Kinetic Concepts, Inc., LifeCell and their respective subsidiaries by the Sponsors and the corporate reorganization which resulted in LifeCell Corporation, formerly a 100% owned subsidiary of Kinetic Concepts, Inc., becoming a sister corporation of Kinetic Concepts, Inc., which was completed on November 4, 2011;

•	“advanced wound care” refers to both the advanced wound care devices and advanced wound care dressings markets;

•	the “Americas” region is comprised principally of the United States and also includes Canada, Puerto Rico and Latin America;

•	“Apax Funds” means funds advised by Apax Partners;

•	“Apax Partners” means Apax Partners LLP, Apax Partners, L.P. and other affiliates;

•	“CPPIB” means CPP Investment Board Private Holdings Inc., a wholly owned subsidiary of Canada Pension Plan Investment Board, and its affiliates;

•	“Crawford Healthcare” means Crawford Healthcare Limited;

•	the “Existing Notes” mean, collectively, the First Lien Notes and the Limited Third Lien Notes;

•	the “First Lien Notes” mean 7.875% First Lien Senior Secured Notes due 2021 issued by Kinetic Concepts, Inc. and KCI USA, Inc.;

•	“GPOs” mean group purchasing organizations;

•	“IDNs” mean integrated delivery networks;

•	the “International” regions mean Europe, the Middle East, Africa and Asia Pacific regions;

•

“KCI,” the “Company,” “we,” “us” and “our” mean (1) the business of Acelity L.P. Inc. and its subsidiaries prior to the Pre-IPO Restructuring and (2) KCI Holdings, Inc. and its consolidated subsidiaries following the Pre-IPO Restructuring;

•	“LifeCell” means LifeCell Corporation and its subsidiaries;

•	the “Limited Third Lien Notes” mean 12.5% Limited Third Lien Senior Secured Notes due 2021 issued by Kinetic Concepts, Inc. and KCI USA, Inc.;

•	“LPA” means the Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of November 4, 2011;

•	the “Partnership” means Chiron Guernsey Holdings L.P. Inc.;

•

the “Pre-IPO Restructuring” means the restructuring as a result of which KCI Holdings, Inc. will become the holding company of the business conducted by Acelity L.P. Inc. and its subsidiaries described in this prospectus, which restructuring will be effected prior to the effectiveness of the registration statement of which this prospectus forms a part;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

product launches or introductions mean (1) introductions of new products, (2) introductions of enhancements to, extensions of or other variations of our existing products and (3) introductions of existing products in a new market or geography;

•	“PSP Investments” mean Port-aux-Choix Private Investments II Inc., a subsidiary of Public Sector Pension Investment Board, and its affiliates;

•	“specialty surgical” means post-surgical incision management and abdominal compartment management;

•	“Sponsors” mean Apax Funds, CPPIB and PSP Investments; and

•	“Systagenix” means Systagenix Wound Management B.V., its subsidiaries, and its former U.S.-based affiliate, Systagenix Wound Management (US), Inc.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on December 31.

v

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Non-GAAP financial measures

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “EBITDA” and “Adjusted EBITDA.”

EBITDA and Adjusted EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes EBITDA and Adjusted EBITDA are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses EBITDA and Adjusted EBITDA to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be considered as an alternative to net earnings (loss) or earnings (loss) from continuing operations, net of tax, as a measure of financial performance or cash flows provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical Consolidated Financial and Other Data.”

As exchange rates are an important factor in understanding period-to-period comparisons, we believe in certain cases the presentation of results on a constant currency basis in addition to reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Constant Currency.”

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our company

KCI is a leading global medical technology company focused on advanced wound care and specialty surgical applications. We market a broad range of advanced wound care devices, specialty surgical devices and advanced wound care dressings in approximately 90 countries. Our mission is to improve patients’ lives and change the practice of medicine by focusing on developing and commercializing advanced technological solutions that accelerate healing while reducing the overall cost of care. By offering a comprehensive range of complementary solutions that are used across the continuum of care and several clinical specialties, we have established KCI as the market leader throughout the healing process. We have also established and maintained our market leadership through our development of differentiated technology and best-in-class product offerings, our highly trained sales force, our strong clinical and economic data and our robust support infrastructure.

We are a global pioneer in advanced wound care and specialty surgical solutions. Our history of innovation began over 20 years ago with our introduction of the groundbreaking negative pressure wound therapy, or NPWT, technology. We believe that our proven ability to identify and address unmet clinical needs for patients, providers and payers leads to the development of new products and markets. Our products are supported by extensive evidence of superior clinical and economic outcomes, which has increased adoption of our products and generated growth in these new markets. Our track record of successful innovation has accelerated over the last several years through key investments in new product and market development, which is driving strong organic revenue growth. We have also invested in strategic acquisitions, which have added complementary product lines to our business, to better meet the needs of our customers across the continuum of care.

Our business is focused on the development and commercialization of three main product lines:

Advanced wound care devices. Our advanced wound care devices consist of V.A.C. Therapy devices with advanced technologies and dressings marketed across multiple geographies and care settings. We believe our continuous innovation has enabled us to maintain global market leadership in NPWT for over 20 years. For patients suffering from acute or chronic wounds, such as diabetic foot ulcers, V.A.C. Therapy accelerates the wound healing process and reduces healing times to levels unattainable prior to the introduction of our technology. Over the last 20 years, there have been approximately 1,400 peer-reviewed published clinical studies on V.A.C. Therapy. We are currently on our fourth generation of NPWT devices and dressings. Our flagship NPWT devices include V.A.C.ULTA Therapy System and ACTIV.A.C. Therapy System. Our latest advancements in NPWT dressings include V.A.C. VERAFLO and V.A.C. VERAFLO CLEANSE CHOICE dressings, which enable the instillation of a wound cleansing solution in conjunction with NPWT. More recently, we launched several digital wound care initiatives, including a first-in-class technology that enables us to continuously monitor the delivery of NPWT to patients at home. This technology allows us to engage directly with patients and providers, resulting in increased patient compliance, which, in turn, leads to faster healing times and significant cost savings. For the year ended December 31, 2018, advanced wound care devices generated $                 million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Specialty surgical devices. Our specialty surgical devices consist of several products under our PREVENA and ABTHERA brands in the acute care setting. We have leveraged our expertise in negative pressure technology to create and grow new markets with specialty surgical devices designed specifically for the surgical suite. We launched the first generation of the PREVENA Incision Management System and ABTHERA Open Abdomen Negative Pressure Therapy in 2009 and have maintained consistent market leadership by continuing to launch new generations of these products. PREVENA products employ negative pressure to manage closed surgical incisions and protect incisions from external contamination, while also removing fluid and infectious material, which has been shown to reduce the risk of complications following surgical incision. ABTHERA is a temporary abdominal closure system used to manage patients with an open abdomen. In a 280 patient prospective study across 20 U.S. trauma centers, ABTHERA was shown to have a higher primary fascial closure rate versus the control, and the mortality rate for the ABTHERA group was reduced by greater than 50% compared to the control group. For the year ended December 31, 2018, specialty surgical devices generated $                 million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

Advanced wound care dressings. Our advanced wound care dressings, or AWD, consist of a comprehensive portfolio of dressings across all categories, including differentiated wound dressings in the categories of collagen, super-absorbents, foam, gelling fiber and contact layers. Our AWD product line is highly synergistic with our other product lines, helps manage acute and chronic wounds across the care continuum and is often used before, during or after use of our wound care and surgical devices. We believe our PROMOGRAN PRISMA Matrix, a market-leading collagen dressing, has unique hemostatic properties backed by extensive clinical evidence and is highly differentiated from other collagen products due to our proprietary processing technology. Our other innovative AWD brands include ADAPTIC, INADINE, KERRACEL, KERRAFOAM and KERRAMAX CARE dressings. For the year ended December 31, 2018, AWD generated $                 million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

A critical component of marketing our portfolio of solutions and services is our sales organization of approximately 1,550 professionals working across multiple care settings and specialties, with approximately 900 professionals based in the United States. This direct sales infrastructure enables us to market our products to trained medical professionals in specific care settings in the United States, Canada, Western Europe, Japan and other key international markets. In other international markets where we do not have direct sales operations, we distribute our products through third parties. We have established strong relationships globally with key constituencies, including physicians, hospitals, post-acute facilities, GPOs, IDNs, payers and other key clinical and economic decision makers by offering innovative products, comprehensive customer service and clinical education. We believe the continuing expansion of our global sales force will provide us with significant opportunities for future growth as we increase our penetration of existing geographic markets and enter new ones.

For the year ended December 31, 2018, we generated revenue of $                 million, net earnings (loss) of $                million and Adjusted EBITDA from continuing operations of $                million. For more information about how we calculate Adjusted EBITDA from continuing operations, please see “—Summary Historical Consolidated Financial and Other Data.”

Industry overview

We operate in large and growing global markets for advanced wound care and specialty surgical applications.

•

Advanced wound care devices market: The global advanced wound care devices market was approximately $1.7 billion in 2017, and we believe the global market opportunity for advanced wound care devices is approximately $5 billion.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Specialty surgical devices market: We believe the addressable market for our current specialty surgical devices and planned platform extensions is approximately $4 billion globally.

•	Advanced wound care dressings market: The global advanced wound care dressings market was approximately $4 billion in 2017.

We believe that both the advanced wound care devices and specialty surgical devices markets are underpenetrated and represent significant growth opportunities for our differentiated products in growing global markets.

We believe growth of advanced wound care will be driven by:

•	favorable global demographics and aging population;

•	rising rates of obesity, diabetes and other chronic conditions, resulting in greater incidence and complexity of wounds, such as venous insufficiency ulcers and diabetic foot ulcers;

•	increasing acceptance of technologies that favor value-based healthcare and reduce the length of hospital stays and readmissions;

•	broadening use of advanced wound care devices across underpenetrated wound types and market segments;

•	growing recognition of the need for differentiated advanced wound care dressings that promote healing of complex and difficult-to-heal wounds; and

•	shift to advanced treatment protocols outside of the United States.

We believe growth in the specialty surgical devices market will be driven by:

•	rising volume of surgical procedures across the globe;

•	increasing awareness of and demand for surgical applications that reduce complications and can save lives;

•	greater emphasis on prevention of expensive complications related to surgical site infection;

•	continued growth in surgical procedures related to the aging population such as total knee arthroscopy;

•	an increase in patient participation in clinical treatment decisions for emotionally intensive procedures, such as breast reconstruction; and

•	increasing adoption of advanced treatment protocols outside of the United States.

Our strategic transformation

Since our 2011 Take Private Transaction, we have transformed our business into a more competitive and focused advanced wound care and specialty surgical devices leader, well-positioned for long-term growth. We have accomplished our strategic transformation through the following initiatives:

•

Refocusing our product portfolio and expanding our addressable wound care markets. We divested our non-core Therapeutic Support Systems business in 2012 and our LifeCell Regenerative Medicine business in 2017. We expanded our addressable market in advanced wound care and entered the AWD business by acquiring Systagenix in 2013. We further augmented our product portfolio and technology offerings in AWD with several differentiated and market-leading products through the acquisition of Crawford Healthcare in 2018.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Creating new markets for our specialty surgical products. We launched the first generations of PREVENA and ABTHERA in 2009 and over the last nine years have invested in clinical and health economic studies that have revealed compelling data about their efficacy. Over this time we have invested in developing new markets for these products by expanding the portfolio around these core platforms, establishing robust medical education programs and building a focused commercial team to create awareness and drive demand. These efforts have resulted in a growing number of clinicians adopting PREVENA and ABTHERA to cost-effectively address patient challenges. We expect that more pre- and post-operative patients will continue to benefit from our specialty surgical devices and that these new markets will continue to grow rapidly as we further invest in and develop this large opportunity.

•

Strengthening our leadership team. Since 2017, we have appointed a new Chief Executive Officer and a new Chief Financial Officer, as well as several other senior executives. These leadership changes have brought significant experience to our business, while fostering a culture of innovation, investment, customer focus and operational discipline that has reinvigorated our growth.

•

Implementing our focused innovation model. We have made significant investments in innovation and product development to create new or improved technologies, while remaining focused on enhancing and extending our existing product lines. Our innovation teams are aligned by product focus to improve the speed and quality of delivering solutions that are well-tailored to the needs of our key customers across geographies and care settings. Since forming our innovation model in 2015, we have accelerated our rate of product launches and have successfully launched and commercialized 43 new products across our three product lines.

•

Strengthening operations through business transformation initiatives and other cost savings efforts. We undertook measures to enhance our operating performance through productivity improvements, product development support and other operations functions and augmenting access to product development resources, which continue to drive improved focus, performance and sustained cost savings. We have achieved significant cost savings through several initiatives, including the sale of our AWD manufacturing facility in the United Kingdom and the outsourcing of our informational technology function.

•

Continued improvements of our financial flexibility and capacity for investment and acquisitions. We reduced our leverage by prepaying debt with proceeds from the sale of LifeCell in 2017, resulting in improved cash flow from reduced interest expense. This has increased our financial flexibility for investments and acquisitions, including the acquisition of Crawford Healthcare in 2018.

Our competitive strengths

We believe the following competitive strengths have been instrumental to our success and position us for future growth:

•

Long history of market leading brands. We are the pioneers of NPWT technology, and our long-standing commitment to, and innovation in, the wound care market have enhanced the global recognition of all of our brands. We continue to be the market leader in NPWT and our advanced wound care devices product line includes top brands, such as the V.A.C.ULTA Therapy and ACTIV.A.C. Therapy Systems, V.A.C. VERAFLO dressings and the SNAP Therapy System. Our AWD product line offers well-recognized global brands, such as PROMOGRAN PRISMA Matrix and the ADAPTIC, INADINE, KERRACEL, KERRAFOAM and KERRAMAX CARE brand dressings. We leveraged our deep experience in NPWT technology to develop our specialty surgical

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

devices product line, which offers market-leading brands such as PREVENA and ABTHERA. Our strong brands, supported by our innovative products and superior clinical and health economic outcomes data, strengthen our market leading positions.

•

Demonstrated ability to innovate and commercialize new products and solutions. We have a strong track record of innovation, with 43 product launches since 2015 and 10 product launches in 2018 alone. We believe we have one of the most extensive patent portfolios in both advanced wound care and surgical management, consisting of over 3,300 issued patents and over 1,200 pending patent applications. With the implementation of our focused innovation model, we have introduced new technologies to the marketplace to address the unmet needs of our patients and clinicians. In addition, we have developed disruptive digital wound care solutions designed to meet the needs of our customers, enhance the effectiveness of our therapies and improve our service offerings. Our iOn PROGRESS Remote Therapy Monitoring remotely monitors ACTIV.A.C. Therapy for patients at home and allows us to engage directly with patients and providers, resulting in increased patient compliance, faster healing times and significant cost savings for our customers. Our iOn HEALING Mobile Application provides easy-to-use ordering options for customers and connects caregivers directly with our field representatives. Our history of successful innovation has been instrumental to our growth.

•

Clinically and economically superior outcomes. We believe the effectiveness of our offerings, as evidenced by a large body of scientific, clinical and health economic outcomes data, continues to drive expanding adoption of our products. We have accumulated approximately 1,400 peer-reviewed, published clinical studies specifically on our products across all three of our product lines. Many of these studies have established industry-leading health economic outcomes data for our product lines. For example, in a 2015 retrospective national claims database analysis from a major commercial payer, results showed compelling economic outcomes data in the outpatient setting for V.A.C. Therapy compared to other competitor NPWT products. The study showed that for more than 8,200 patient claims, twelve-month wound-related costs and all-cause costs for patients treated with V.A.C. Therapy were 27% lower than compared to the same costs for patients treated with a competitor NPWT product over the same time period. In addition, a study presented at the 2014 Symposium of Advanced Wound Care, of over 21,000 patients at 168 hospitals, demonstrated that patients treated with our NPWT product had shorter length of hospital stay, lower readmission rates, and fewer emergency room visits within 60 days of discharge compared to patients treated with a competitor NPWT. Similarly, a meta-analysis of 30 clinical trials including 11 randomized controlled trials has demonstrated that patients using PREVENA had a statistically significant reduction in the rate of surgical site infections compared to standard therapies, which in turn leads to lower total cost of care. We believe compelling clinical evidence is important in expanding adoption of our products.

•

Unique expertise in surgical applications. We are the pioneer and the global market leader in the commercialization of specialty surgical devices for post-surgical incision management and abdominal compartment management. As a result of a growing body of clinical evidence supporting reduced post-surgical complications and surgical site infections, we have experienced significant growth in demand for PREVENA from the clinical specialties of orthopedics, plastic surgery, general surgery, cardio-vascular and obstetrics in hospitals. We are also expanding the PREVENA technology platform to address post-surgical complications in complex surgeries, such as breast reconstruction and total knee replacement. We have driven this significant increase in adoption of our products in the surgical suite through investments we have made in new enhancements to the PREVENA product line, backed by clinical data and our clinical education initiatives.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Strong commercial execution drives customer relationships. We have made significant investments in our global distribution network to span the continuum of care in order to sell our broad portfolio of complementary products. We have a deep commercial footprint with a global presence in approximately 90 countries through a mix of direct sales and distributors. We have developed extensive relationships with key opinion leaders, health systems, payers and clinicians serving more than 27,000 hospitals and facilities and 550 third-party payers. In addition, we conduct approximately 900 medical education events annually, which educate more than 50,000 clinicians on our products. Our commercial execution is further supported by our extensive field service network and our Advantage Center, which offers 24-hour technical and clinical support, customer service and effective direct billing. Our unique customer service capabilities help drive customer satisfaction, as evidenced by our industry-leading Net Promoter Score of 72. Our commercial functions and relationships enable us to participate in the creation of standards of care, maximize customer satisfaction, ensure compliance and have direct dialogue with patients, payers and clinicians.

•

Proven executive leadership team with a long-term track record of value creation. We are led by a dedicated and seasoned senior management team with significant industry experience, which has successfully executed our strategic transformation, maintained our market leadership position in NPWT, successfully launched new products and technologies and driven investment in new areas of growth. We believe our management has the vision and experience to successfully drive our future growth.

Our business strategy

We intend to grow our business by pursuing the following strategies:

•

Continued focus on innovation to grow our advanced wound care devices. We intend to increase global penetration of our advanced wound care devices by continuing to focus on innovation to further differentiate our products. Following increased investments in product enhancements, clinical evidence generation and clinical education regarding the benefits of using our products, we have recently achieved increased growth in our advanced wound care devices product line. Recent launches of new product enhancements in our V.A.C.ULTA Therapy System and V.A.C. VERAFLO dressings, as well as the introduction of digital wound care solutions, have improved compliance with our therapies and outcomes, and have delivered meaningful reductions in the overall cost of wound care.

•

Continued investment in specialty surgical applications to increase penetration. We have invested significantly in product innovation, market development, clinical evidence generation and commercial execution to drive increased adoption of our specialty surgical devices. We have recently introduced enhancements to PREVENA and ABTHERA to increase ease-of-use and functionality. We have also made significant investments to identify key providers and facilities that can benefit from the use of our specialty surgical devices. We also plan to continue to enhance our specialty surgical devices portfolio, in particular for knee-replacement and breast reconstruction procedures to expand our customer base. Our goal is to make PREVENA the new standard of care for post-surgical incision management. We believe these investments will help drive our continued growth in specialty surgical devices.

•

Portfolio expansion and focused execution to increase market share in advanced wound care dressings. Over the last several years, we acquired Systagenix and Crawford Healthcare to create a complementary portfolio of leading AWD products in the categories of collagen, contact layers, super-absorbent, foam, gelling fiber and contact layer dressings. We have also invested significantly in sales force expansion in key markets, which we believe has resulted in strong growth and increased market share. We plan to leverage our scale and expertise in portfolio development and commercial execution to increase market share in this large and attractive market.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Increase penetration in existing and new geographies. We believe there are attractive opportunities for our business to continue to grow and gain market share by increasing our penetration in our existing markets. We have successfully entered approximately 90 international markets through increased product registrations, tailored portfolio development, acquisitions, post-acute and community reimbursement initiatives and expansion of commercial channels. In 2018,                % of our revenue was generated from outside the United States. We believe we have significant opportunity for growth in international markets. We will continue to focus on deeper penetration of our existing markets both within and outside of the United States by leveraging our brands, our differentiated products and innovation capability, superior clinical evidence and our commercial execution capabilities, while also expanding our regulatory and sales efforts and pursuing global registrations to enter new markets and geographies.

•

Strategic acquisitions. We intend to continue to supplement our organic growth by identifying, acquiring and integrating businesses, technologies and products that enhance our product portfolio, while diversifying our customer base and increasing our global footprint. In addition, we will continue to focus on realizing operational efficiencies from our acquisitions by maintaining a low-cost global manufacturing footprint, eliminating duplicative operations and leveraging common resources across businesses.

Risks related to our business and this offering

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	significant and continuing competition;

•

defects, failures or quality issues associated with our products, which could lead to product recalls or safety alerts, adverse regulatory actions, litigation, including product liability claims brought with or without merit, and negative publicity;

•	our ability to adhere to extensive and continuing regulatory compliance obligations;

•	the misuse or off-label use of our products;

•	failure of any of our clinical studies or third-party assessments to demonstrate desired outcomes in proposed endpoints;

•	pricing pressure as a result of cost-containment efforts of our customers, purchasing groups, distributors, third-party payers and governmental organizations;

•

our inability to obtain and maintain adequate levels of coverage and reimbursement for our current or future products or procedures using our products or any changes in U.S. and international regulations, policies, rules and expanded audit programs of third-party payers that reduce reimbursement and collection for our products;

•	our inability to develop and obtain regulatory clearance or approval for new generations of products and enhancements to existing products and service offerings;

•	the implementation of healthcare reform in the United States;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	our failure to protect, maintain and enforce our intellectual property;

•	our substantial indebtedness;

•

our status as a “controlled company” within the meaning of the applicable stock exchange rules and the rules of the SEC following the completion of this offering and, as a result, our reliance on available exemptions from certain corporate governance requirements afforded to stockholders of other companies that are subject to such requirements; and

•	our Sponsors control us and their interests may conflict with yours in the future.

Our sponsors

Apax partners

Apax Partners is a leading global private equity advisor firm. Over its more than 35-year history, Apax Partners has raised and advised funds with aggregate commitments of $50 billion. The Apax Funds invest in companies across four global sectors of Healthcare, Tech & Telco, Services and Consumer. Apax Partners is one of the leading global investors in the healthcare sector, with the Apax Funds having invested over $9 billion in more than 80 healthcare companies. Investments include the wound care company Mölnlycke Health Care, the TriZetto Corporation in healthcare software, medical devices companies Candela, Vyaire Medical, Healthium as well as a number of global healthcare services companies such as Capio AB, Unilabs and Apollo Hospitals.

CPPIB

Canada Pension Plan Investment Board is one of the largest and fastest growing institutional investors in the world. It invests the funds not needed by the Canada Pension Plan to pay current benefits on behalf of 20 million Canadian contributors and beneficiaries. Headquartered in Toronto, with offices in London, Hong Kong, New York, Luxembourg, Mumbai, São Paulo and Sydney, Canada Pension Plan Investment Board is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. As of September 30, 2018, Canada Pension Plan Investment Board had assets of C$368.3 billion. Current and previous healthcare private investments include Ascend Learning, IQVIA, Walgreens Boots Alliance, Diaverum, United Surgical Partners and LHP Hospital Group.

PSP investments

Public Sector Pension Investment Board is one of Canada’s largest pension investment managers, with approximately C$158.9 billion of net assets under management as at September 30, 2018. Public Sector Pension Investment Board invests funds for the pension plans of the Public Service, the Canadian Forces, the Royal Canadian Mounted Police and the Reserve Force. Public Sector Pension Investment Board manages a diversified global portfolio including stocks, bonds and other fixed-income securities, and investments in private equity, real estate, infrastructure and natural resources. Public Sector Pension Investment Board has become increasingly global with more than half of its assets invested outside of Canada.

Our corporate information

KCI Holdings, Inc. was incorporated in Texas on January 31, 2019. Prior to the effectiveness of the registration statement of which this prospectus forms a part, there will be a restructuring as a result of which KCI Holdings, Inc. will become the holding company of the business conducted by Acelity L.P. Inc. and its subsidiaries described in this prospectus.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our principal offices are located at 12930 West Interstate 10, San Antonio, Texas 78249. Our telephone number is (210) 524-9000. We maintain a website at                .com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The offering

Issuer	KCI Holdings, Inc.

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares

Option to purchase additional shares of common stock	The selling shareholders have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds to us from this offering for the repayment of certain indebtedness, as will be determined prior to this offering, and for general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling shareholders. The selling shareholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock by the selling shareholders. See “Principal and Selling Shareholders.”

Controlled company	Upon the closing of this offering, our Sponsors will own a majority of the shares eligible to vote in the election of our directors. We currently intend to avail ourselves of the controlled company exemption under the corporate governance standards of the applicable stock exchange.

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.

trading symbol	“ .”

In this prospectus, the number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on                  shares of common stock outstanding as of                 , 2019 and:

•	does not reflect shares of common stock reserved as of the closing date of this offering for future issuance under our new Omnibus Incentive Plan, or the 2019 Omnibus Incentive Plan.

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:

•	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary historical consolidated financial and other data

Set forth below is our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical financial data as of December 31, 2016 has been derived from our audited historical consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

On January 31, 2017, Acelity L.P. Inc. completed the sale of its LifeCell Regenerative Medicine business to Allergan Holdco US, Inc. for $2.9 billion in cash pursuant to the Stock Purchase Agreement, dated as of December 20, 2016, or the Stock Purchase Agreement. The assets and liabilities subject to the Stock Purchase Agreement were presented as held for sale in the consolidated balance sheet as of December 31, 2016. The results of the operations of the LifeCell Regenerative Medicine business, excluding the allocation of general corporate overhead, are presented as discontinued operations in the consolidated statements of operations for all periods presented. Interest expense allocated to discontinued operations was $185.1 million and $14.8 million for the years ended December 31, 2016 and 2017, respectively. No interest expense was allocated to discontinued operations for the year ended December 31, 2018. Loss on extinguishment of debt allocated to discontinued operations was $110.1 million for the year ended December 31, 2017. No loss on extinguishment of debt was allocated to discontinued operations for the year ended December 31, 2016 or the year ended December 31, 2018.

The data presented below is the historical consolidated financial and other data of Acelity L.P. Inc. and its subsidiaries. The summary historical consolidated financial data of KCI Holdings, Inc. has not been presented as KCI Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

You should read the following summary financial and other data below together with the information under “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Fiscal year ended December 31,
	2016	2017	2018
(in thousands, except per share amounts)

Operations Data:

Revenue:
Rental	$637,943	$598,305	$
Sales	760,604	734,665

Total revenue	1,398,547	1,332,970
Rental expenses	109,459	111,563
Cost of sales	204,760	187,752

Gross profit	1,084,328	1,033,655
Selling, general and administrative expenses	712,359	707,378
Research and development expenses	34,869	35,647
Acquired intangible asset amortization	121,426	109,124
Loss on sale of business	—	—

Operating earnings	215,674	181,506
Interest income and other	1,095	7,052
Interest expense	(256,156)	(181,597)
Loss on extinguishment of debt	(64,325)	(127,161)
Foreign currency gain (loss)	11,577	(38,515)
Derivative instrument loss	(1,743)	—

Earnings (loss) from continuing operations before income tax expense (benefit)	(93,878)	(158,715)
Income tax expense (benefit)	(32,940)	(357,097)

Earnings (loss) from continuing operations, net of tax	(60,938)	198,382
Earnings (loss) from discontinued operations, net of tax	(57,399)	1,654,230

Net earnings (loss)	$(118,337)	$1,852,612	$

Less: Net loss attributable to noncontrolling interest	—	—

Net earnings (loss) attributable to Acelity L.P. Inc.	$(118,337)	$1,852,612	$

Pro Forma Per Share Data (unaudited):

Net earnings (loss) per common share:
Basic			$
Diluted			$

Weighted average shares
Basic
Diluted

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Fiscal year ended December 31,
	2016	2017	2018
(in thousands, except per share amounts)

Balance Sheet Data (end of period):
Cash and cash equivalents	$148,747	$168,973	$
Working capital(1)	318,378	478,164
Total assets	6,496,149	5,074,468
Total debt(2)	4,779,856	2,377,021
Total shareholders’ equity	584,718	2,350,357

Cash Flow Data:
Net cash provided by operating activities—continuing operations(3)	$62,317	$82,708	$
Net cash provided by (used in) investing activities—continuing operations	(67,001)	(65,552)
Net cash provided by (used in) financing activities	48,173	(2,788,739)
Capital expenditures	(62,352)	(57,094)

Other Financial Data (unaudited):
EBITDA from continuing operations(4)	$353,211	$198,686	$
Adjusted EBITDA from continuing operations(4)	$496,815	$434,038	$

(1)	Working capital is defined as current assets, including cash and cash equivalents, minus current liabilities. Due to the timing of the sale of the LifeCell Regenerative Medicine business, all assets held for sale and liabilities related to assets held for sale were reflected as current assets and current liabilities on the consolidated balance sheet as of December 31, 2016. Working capital as of December 31, 2016, has been adjusted to exclude previously non-current assets and liabilities of $1.266 billion and $170.6 million, respectively, which were included in assets held for sale and liabilities related to assets held for sale on the consolidated balance sheet.

(2)	Total debt equals current and long-term debt, net of premium, discount and debt issuance costs, and capital lease obligations.

(3)	Net cash provided by operating activities from continuing operations for the years ended December 31, 2016 and 2017 was impacted by payments of $85.0 million and $30.0 million, respectively, pursuant to a Settlement and Release Agreement between Kinetic Concepts, Inc. and affiliates and Wake Forest University Health Sciences dated June 30, 2014.

(4)	We define EBITDA from continuing operations as net earnings (loss), plus loss (earnings) from discontinued operations, net of tax, interest expense, net of interest income, and depreciation and amortization. We define Adjusted EBITDA from continuing operations as EBITDA from continuing operations, as further adjusted to exclude foreign currency loss (gain), derivative instruments loss, management fees and expenses, equity-based compensation expense, acquisition, disposition and financing expenses, business optimization expenses and other expenses as permitted under our senior secured credit facilities. We describe these adjustments reconciling net earnings (loss) to Adjusted EBITDA from continuing operations in the table below.

We present EBITDA from continuing operations and Adjusted EBITDA from continuing operations because we believe they are useful indicators of our operating performance. Our management uses EBITDA from continuing operations and Adjusted EBITDA from continuing operations principally as a measure of our operating performance and believes that EBITDA from continuing operations and Adjusted EBITDA from continuing operations are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We also believe EBITDA from continuing operations and Adjusted EBITDA from continuing operations are useful to our management and investors as a measure of comparative operating performance from period to period.

EBITDA from continuing operations and Adjusted EBITDA from continuing operations are non-GAAP financial measures and should not be considered as an alternative to net earnings (loss) as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In evaluating EBITDA from continuing operations and Adjusted EBITDA from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA from continuing operations and Adjusted EBITDA from continuing operations should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using EBITDA from continuing operations and Adjusted EBITDA from continuing operations supplementally.

Our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect costs or cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

The following table provides a reconciliation of net earnings (loss) to EBITDA from continuing operations and Adjusted EBITDA from continuing operations for the periods presented:

	Fiscal year ended December 31,
(in thousands)	2016	2017	2018
Net earnings (loss)	$(118,337)	$1,852,612	$
Loss (earnings) from discontinued operations, net of tax	57,399	(1,654,230)
Interest expense, net of interest income	255,591	181,071
Income tax expense (benefit)	(32,940)	(357,097)
Depreciation and amortization	191,498	176,330

EBITDA from continuing operations	$353,211	$198,686	$

Adjustments:
Foreign currency loss (gain)(A)	$(11,577)	$38,515	$
Derivative instruments loss(B)	1,743	—
Management fees and expenses(C)	6,165	4,903
Equity-based compensation expense	3,526	3,628
Acquisition, disposition and financing expenses(D)	94,477	136,671
Business optimization expenses(E)	34,214	38,601
Other(F)	15,056	13,034

Adjusted EBITDA from continuing operations	$496,815	$434,038	$

(A)	Represents foreign currency gains and losses related to the revaluation of our Euro denominated Term B indebtedness as well as other transactions denominated in foreign currency.

(B)	Represents the revaluation of derivative instruments used to manage our interest rate and foreign currency risk.

(C)	Represents management fees and expenses paid under service agreements with our Sponsors and their affiliates.

(D)	Represents labor, travel, training, consulting and other costs associated with acquisition, disposition and financing activities, such as the acquisition of Systagenix, technology acquisitions, the repricing of our senior secured credit facilities and the refinancing of certain long-term debt. Financing expenses included $64.3 million and $127.2 million reported as loss on extinguishment of debt for the years ended December 31, 2016 and 2017, respectively, and $28.9 million reported within selling, general and administrative expenses for the year ended December 31, 2016 on the consolidated statements of operations.

(E)	Represents labor, travel, training, consulting and other costs associated exclusively with our business optimization initiatives.

(F)	Represents charges for litigation settlement and other non-cash charges and other unusual or nonrecurring charges or expenses.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks related to our business

We face significant and continuing competition, which could adversely affect our operating results.

We face significant and continuing competition in our business, which is characterized by rapid technological change and significant price competition. Market share can shift as a result of technological innovation and other business factors. Our customers consider many factors when selecting a product, including product reliability, clinical outcomes, economic outcomes, price and services provided by the manufacturer. Our ability to compete depends in large part on our ability to provide compelling economic benefits to our customers and payers, develop and commercialize new products and technologies and anticipate technological advances. We have historically maintained price premiums for our advanced wound care devices and specialty surgical devices over competitive products. Our competitors often compete based on price, requiring us to continue to support our premiums by demonstrating the clinical advantages, as well as better economic outcomes, of our products. Product introductions or enhancements by competitors which may have advanced technology, better features or lower pricing may make our products obsolete or less competitive. As a result, we will be required to devote continued efforts and financial resources to bring our products under development to market, deliver cost-effective clinical outcomes, expand our geographic reach, enhance our existing products and develop new products for the advanced wound care and specialty surgical markets.

We have experienced continuing pricing pressures from competitors and the challenges of declining reimbursement rates. Consolidation trends in the healthcare industry may also introduce new competitors or provide existing competitors with an enhanced ability to compete against our products. We may also face increased competition from companies re-entering our markets after temporary withdrawal due to regulatory, business or other reasons. We expect competition to remain intense as competitors introduce additional competing products in the advanced wound care market and specialty surgical devices market and continue expanding into geographic markets where we currently operate. Our failure to compete effectively could result in loss of market share to our competitors or reduced pricing for our products and have a material adverse effect on our sales and profitability.

Defects, failures or quality issues associated with our products could lead to product recalls or safety alerts, adverse regulatory actions, litigation, including product liability claims brought with or without merit, and negative publicity that could erode our competitive advantage and market share and materially adversely affect our reputation, business, financial condition and results of operations.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Quality and safety issues may occur with respect to any of our products and our future operating results will depend on our ability to sustain an effective quality control system and effectively train and manage our employee base with respect to our quality system. The development, manufacturing and control of our products are subject to extensive and rigorous regulation by numerous government agencies, including the U.S. Food and Drug Administration, or the FDA, and similar foreign agencies. Compliance with these regulatory requirements, such as the FDA’s Quality System Regulation, or QSR, and adverse events/recall reporting requirements in the United States and other applicable regulations worldwide, is subject to continual review and is monitored

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

rigorously through periodic inspections by the FDA and foreign regulatory authorities. We are required to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and foreign regulatory authorities may also require post-market testing and surveillance to monitor the performance of approved products. Our manufacturing facilities and those of our suppliers and distributors are also subject to periodic regulatory inspections by the FDA, our European Notified Body and other regulatory entities. Our facilities and operations are designed to comply with all applicable international quality systems standards, including the International Organization for Standardization, or ISO, 13485. In order to receive permission to affix the CE mark to our products, we must obtain quality system certification, such as ISO 13485, and must otherwise have a quality management system that complies with the EU Medical Device Directive and new Medical Device Regulation due to take effect in 2020. These standards and regulations require, among other items, quality system controls that are applied to product design, component material, suppliers and manufacturing operations. These regulatory approvals and ISO certifications can be obtained only after a successful audit of a company’s quality system has been conducted by independent outside auditors. Periodic reexamination by an independent outside auditor is required to maintain these certifications. The Medical Device Single Audit Program, or MDSAP, is a program that allows the conduct of a single regulatory audit of a medical device manufacturer’s quality management system that satisfies the requirements of multiple regulatory jurisdictions (such as Australia, Brazil, Canada, Japan and the United States). In addition, under the MDSAP, our business was required by Health Canada to have a quality management system which complies with the requirements of the latest version of ISO 13485 (2016) and certified by a MDSAP audit organization or notified body by January 2019 to fulfill requirements for continued marketing and distribution of product in Canada. We have received certification for ISO 13485:2016, however, given the workload for notified bodies in connection with MDSAP compliance, Canada has provided a grace period for those who had applied for the MDSAP audit by the January 2019 deadline but not yet been audited. We timely submitted our audit application and qualify for such grace period, and the audits are scheduled to occur during the first half of 2019. If the FDA or a foreign authority were to find that we have failed to comply with any of these quality system requirements, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, withdrawals, monetary penalties, consent decrees, injunctive actions to halt the manufacture or distribution of products, import detentions of products made outside the United States, restrictions on operations or other civil or criminal sanctions. Civil or criminal sanctions could be assessed against our officers, employees or us. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing

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defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

Our business also exposes us to product liability risks inherent in the testing, manufacturing, marketing and use of medical products. Regardless of merit, we are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions or mass tort claims, alleging that our products have resulted or could result in an unsafe condition or injury. Legal proceedings are inherently unpredictable, and any product liability claim brought against us, with or without merit, could divert management’s attention, could be costly to defend and could result in excessive verdicts and/or injunctive relief that may affect how we operate our business or result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. The legal expenses associated with defending against product liability claims, the obligation to pay a product liability claim in excess of available insurance coverage, or inability to maintain adequate insurance coverage could increase operating expenses and could materially adversely affect our business, financial position and results of operations.

In addition, we cannot predict the results of future legislative activity or future court decisions, any of which could increase regulatory investigations or our exposure to litigation. Any regulatory action or litigation, regardless of the merits, may result in substantial costs, divert management’s attention from other business concerns and place additional restrictions on our sales or the use of our products. In addition, negative publicity, including regarding a quality or safety issue, could damage our reputation, reduce market acceptance of our products, cause us to lose customers and decrease demand for our products. Any actual or perceived quality issues may also result in issuances of physician’s advisories against our products or cause us to conduct voluntary recalls. Any product defects or problems, regulatory action, litigation, negative publicity or recalls could disrupt our business and have a material adverse effect on our competitive position, financial condition and results of operations.

Our business is subject to extensive and continuing regulatory compliance obligations. If we fail to obtain and maintain necessary FDA clearances or international regulatory approvals or qualifications for our products and indications, if clearances for future products and indications are delayed or not issued, if we or any of our third-party suppliers or manufacturers fail to comply with applicable regulatory requirements, or if there are regulatory changes, our commercial operations could be harmed.

Our products are medical devices subject to extensive regulation by the applicable regulatory authorities where our products are or will be sold prior to their marketing for commercial use. In the United States, our products are subject to extensive regulation by the FDA for development, testing, manufacturing, labeling, sale, marketing, advertising, promotion, distribution, import, export, shipping, establishment registration and device listing, record keeping, recalls and field safety corrective actions and post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury.

Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption

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applies. Either process can be expensive and lengthy. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976, or pre-amendments device, a device that was originally on the U.S. market pursuant to an approved premarket approval application, or a PMA, and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Our future products and enhancements or changes to such products may require marketing clearance or approval from the FDA. All products that we currently market in the United States have received 510(k) clearance for the uses for which they are marketed or are exempt from 510(k) clearance process.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products, unless an exemption applies. However, our clearances can be revoked under certain circumstances. Changes or modifications to an FDA-cleared device that would affect its safety or effectiveness or that would constitute a major change or modification in its intended use may require a new 510(k) clearance or possibly premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

•

the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•

the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our future

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products under development. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers using the 510(k) pathway toward the use of newer predicates. These proposals include plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. These proposals have not yet been finalized or adopted, and the FDA announced that it would seek public feedback prior to publication of any such proposals, and may work with the U.S. congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

It is possible that if regulatory clearances or approvals to market a product are obtained from the FDA, the clearances or approvals may contain limitations on the indicated uses of such product and other uses may be prohibited. Product approvals by the FDA can also be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial approval. Furthermore, the FDA could limit or prevent the distribution of our products and the FDA has the power to require the recall of such products. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies will not adversely affect our operations. We, and our facilities, may be inspected by the FDA from time to time to determine whether it is in compliance with existing clearances and approvals along with applicable Current Good Manufacturing Practice regulations, including those relating to specifications, development, documentation, validation, testing, quality control and product labeling.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country, including some regulatory requirements that we may not be fully aware, or that may change in ways that affect our ability to sell our products in those jurisdictions. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The regulatory process in foreign jurisdictions includes all the risks associated with obtaining FDA clearance, as well as additional risks not present in the FDA process. For example, the time required to obtain foreign clearance or approvals may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements, adding costs and variability. Foreign regulatory authorities may not approve our product for the same uses cleared by the FDA. Although we have obtained regulatory approvals in the European Union and other countries outside the United States, we may be unable to maintain regulatory qualifications, clearances or approvals in these countries or to obtain approvals in other countries. We also may incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market some of our products or enhancements in certain international markets effectively, or at all.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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In April 2017 in the European Union, a new Medical Device Regulation was adopted to replace the existing Medical Device Directive. The Medical Device Regulation will apply after a three-year transition period and imposes stricter requirements for the marketing and sale of medical devices and grants Notified Bodies increased post-market surveillance authority.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

•	warning letters or untitled letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recalls, termination of distribution, administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearances or premarket approvals or foreign regulatory approvals that have already been granted, resulting in prohibitions on sales of our products; and

•	criminal prosecution.

The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The misuse or off-label use of our products may harm our reputation or the image of our products in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in legal sanctions if we are deemed or alleged to have engaged in off-label promotion. Our promotion of our products must only use labeling, including advertising and promotional materials, that is consistent with the specific indication(s) for use included in the FDA clearance. The FDCA and the FDA’s regulations restrict the types of promotional communications that may be made about our products and if the FDA or other authorities determine that our promotional or training materials constitute the unlawful promotion of an off-label use, they could request that we modify our training or promotional materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, civil money penalties, seizure, injunction or criminal fines and penalties. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an uncleared or unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, or exclusion from participation in federal health programs. In that event, our reputation could be damaged, the use of our products in the marketplace could be impaired, and our business, results of operation and financial condition could be materially adversely affected.

In addition, there may be increased risk of injury if physicians or others attempt to use our products off-label. The FDA does not restrict or regulate a physician’s use of a medical product within the practice of medicine, and we cannot prevent a physician from using our products for an off-label use. The use of our product for indications other than those for which our products have been approved, cleared or licensed by the FDA may not effectively treat the conditions not referenced in product indications, which could harm our reputation in

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the marketplace among physicians and patients. Physicians may also misuse our products or use improper techniques if they are not adequately trained in the particular use, potentially leading to injury and an increased risk of product liability. Any of these events could harm our business, results of operations and financial condition.

Failure of any of our clinical studies or third-party assessments to demonstrate desired outcomes in proposed endpoints may result in adverse regulatory actions, reduce physician usage or reduce price, coverage and/or reimbursement for our products, which could have a negative impact on our business performance.

We regularly conduct clinical studies designed to test a variety of endpoints associated with product performance and use across a number of applications. If a clinical study conducted by us or others fails to demonstrate statistically significant results supporting performance, use benefits or compelling health economic outcomes from using our products, physicians may elect not to use our products as a treatment for conditions that may benefit from them. Furthermore, in the event of an adverse clinical study outcome, our products may not achieve “standard-of-care” designations, where they exist, for the conditions in question, which could deter the adoption of our products. Also, if serious adverse events are reported during the conduct of a study, it could affect continuation of the study, product approval and product adoption. In addition, U.S. and foreign regulatory authorities routinely conduct audits of clinical studies and such audits may result in adverse regulatory actions. If we are unable to develop a body of statistically significant evidence from our clinical study program, whether due to adverse results or the inability to complete properly designed studies, domestic and international public and private payers could refuse to cover our products, limit the manner in which they cover our products, or reduce the price they are willing to pay or reimburse for our products.

Pricing pressure as a result of cost-containment efforts of our customers, purchasing groups, distributors, third-party payers and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States are members of GPOs and IDNs, including accountable care organizations or public-based purchasing organizations, and our business is partly dependent on major contracts with these organizations. Our products can be contracted under national tenders or with larger hospital GPOs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. The majority of our hospital sales and rentals in the United States are made pursuant to contracts with GPOs and IDNs. At any given time, we are typically at various stages of responding to bids and negotiating and renewing GPO and IDN agreements, including agreements that would otherwise expire. Bids are generally solicited from multiple manufacturers or service providers with the intention of obtaining lower pricing. Due to the highly competitive nature of the bidding process and the GPO and IDN contracting processes in the United States, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio. In addition, while having a contract with a major purchaser for a given product category can facilitate sales, sales volumes of those products may not be maintained. For example, GPOs and IDNs are increasingly awarding contracts to multiple suppliers for the same product category. Even when we are the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, GPO and IDN contracts typically are terminable without cause upon 60 to 90 days’ notice. The healthcare industry has been consolidating, and the consolidation among third-party payers into larger purchasing groups will increase their negotiating and purchasing power. Such consolidation may result in greater pricing pressure on us due to pricing concessions and may further exacerbate the risks described above. Failure to be included in contracts with these larger purchasing groups could have a material adverse effect on our business, financial condition and results of operations, including on sales and rental revenues.

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In addition, many of our customers purchase our products directly and then bill third-payers for their use of those products or for procedures using those products. Because there is often no separate reimbursement for supplies used in surgical procedures, the additional cost associated with the use of our products can affect the profit margin of the hospital or surgery center where the procedure is performed. Some of our target customers may be unwilling to adopt our products in light of the additional associated cost or may negotiate for lower pricing. Further, any decline in the amount payers are willing to reimburse our customers could make it difficult for existing customers to continue using or to adopt our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which could have a material adverse effect on our business, financial condition and results of operations and impair our ability to grow our business.

Outside the United States, we have experienced pricing pressure from centralized governmental healthcare authorities due to efforts by such authorities to lower healthcare costs. Implementation of healthcare reforms and competitive bidding contract tenders may limit the price or the level at which reimbursement is provided for our products and adversely affect both our pricing flexibility and the demand for our products. Healthcare providers may respond to such cost-containment pressures by substituting lower cost products or other therapies for our products. We frequently are required to engage in competitive bidding for the sale of our products to governmental purchasing agents and hospital groups outside the United States. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

Distributors of our products also have begun to negotiate terms of sale more aggressively to maintain or increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing and other terms of sale could cause us to lose market share and would materially adversely affect our business, financial condition and results of operations.

If we are unable to obtain and maintain adequate levels of coverage and reimbursement for our current or future products or the procedures using our products, or if changes in U.S. and international regulations, policies, rules and expanded audit programs of third-party payers reduce reimbursement and collections for our products, our commercial success may be severely hindered.

Successful sales of our products depend on the availability of coverage and adequate reimbursement from governmental and commercial third-party payers. Patients who are provided medical treatment for their conditions generally rely on third-party payers to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payers are critical to product acceptance. In the United States, no uniform policy of coverage and reimbursement for our products or procedures using our products exists among third-party payers. As a result, obtaining coverage and reimbursement approval of our products or procedures using our products from a government or other third-party payer is a time-consuming and costly process that could require us to provide to each payer supporting scientific, clinical and cost-effectiveness data for the use of our products on a payer-by-payer basis, with no assurance that coverage and adequate reimbursement will be obtained. In addition, the determinations by a third-party payer whether to cover our products or procedures using our products and the amount it will reimburse for them are often made on an indication-by-indication basis. If commercial payers and government payers do not provide coverage of, or do not provide adequate reimbursement for, a substantial portion of the price of our products and the procedures using our products, providers may not order our products or perform the procedures using our products.

In the U.S. home care market, we frequently bill third-party payers for our NPWT products. Each third-party payer makes its own decision as to whether to establish a policy to cover our products or enter into a contract with us and set the amount that it will reimburse for a product. Those negotiations are time-consuming and costly, and may not result in adequate coverage or reimbursement. In cases where there is no coverage policy or we do not

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have a contracted rate for reimbursement as a participating provider, the patient is typically responsible for all of or a greater share of the cost of the product, which may result in further delay of our revenue, increase our collection costs or decrease the likelihood of collection. Our claims for reimbursement from third-party payers may be denied upon submission, and we may need to take additional steps to receive payment, such as appealing the denials. Such appeals and other processes are time-consuming and expensive, and may not result in payment.

In the U.S. home care market, our NPWT products are eligible for Medicare Part B reimbursement, subject to Medicare rules and regulations. We participate in Medicare’s durable medical equipment competitive bidding program, which resulted in substantial reimbursement declines beginning in 2013. From time to time, CMS periodically initiates payment schedule changes and bidding programs that affect the home care NPWT portion of our business. The revenue from Medicare placements of durable NPWT products for many jurisdictions is set to a single unique payment amount under Medicare’s durable medical equipment competitive bidding program. This program may also result in loss of market access in some or all bidding areas. The next round of this program is anticipated to impact reimbursement rates and contracts as of January 1, 2021. See “Business—Healthcare Initiatives and Reimbursement.” During the years ended December 31, 2017 and 2018, we recorded revenue related to Medicare claims of approximately $76.8 million, or 5.8%, and $                 million, or                 %, of our total revenue, respectively.

The demand for our products is partly dependent on the regulations, policies and rules of third-party payers in the United States and internationally that reimburse us for the sale and rental of our products. If coverage or payment regulations, policies or rules of third-party payers are revised in any material way in light of increased efforts to control healthcare spending or otherwise, the amount we may be reimbursed or the demand for our products may decrease, or the costs of providing our products could increase. Legislative, administrative or judicial reforms to the reimbursement systems in the United States and abroad, or adverse decisions by administrators or courts of any of these systems in coverage or reimbursement relating to our products, could reduce reimbursement for our products or result in the denial of coverage for those products. Examples of these reforms or adverse decisions include price regulation, competitive bidding, changes to coverage and payment policies, assessments or studies. Any of such reforms or adverse decisions resulting in restrictive reimbursement practices or denials of coverage could have an adverse impact on the acceptance of our products and the prices that our customers are willing to pay for them. The U.S. federal government continues to show significant interest in pursuing health care reform and reducing health care costs. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken. Similarly, commercial third-party payers may seek to reduce costs by limiting coverage or reducing reimbursement for our products. Any government-adopted reform measures or changes to commercial third-party payer coverage and reimbursement policies could cause significant pressure on the pricing of, and reimbursement for, health care products and services, including our products, which could decrease demand for our products, and adversely affect our sales and revenue. Reimbursement varies by country and if we are unable to obtain expanded reimbursement for our products in foreign jurisdictions, our international expansion plans could be delayed and our plans for growth could be negatively impacted.

Where we bill third-party payers, our documentation, billing and other practices are subject to scrutiny by government regulators, contractors and private payers and are subject to claims audits and reviews. We maintain the Centers for Medicare and Medicaid Services, or CMS, deemed accreditation in the United States through the Accreditation Commission for Health Care, or the ACHC. In addition to tri-annual ACHC reaccreditation survey visits, our U.S. Service Centers are also subject to numerous unannounced inspections, including by federal and state payers and state agency licensing inspections. To ensure compliance with U.S. reimbursement regulations, the Medicare regional contractors and other entities contracted by federal and

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state governments periodically conduct audits of billing practices and request medical records and other documents to support claims submitted by us for payment of services rendered to our customers, which in some cases involve a review of claims that can be several years old. Such audits may also be initiated as a result of recommendations made by government agencies. Our agreements with private payers also commonly provide that payers may conduct claims audits to ensure that our billing practices comply with their policies. These audits can result in delays in obtaining reimbursement, denials of claims or demands for refunds or recoupments of amounts previously paid to us. Similarly, if we retain an overpayment by a federal healthcare program, we could become subject to fines, penalties and liability under the False Claims Act. Third-party payers may perform audits of historically paid claims and attempt to recoup funds years after the funds were initially distributed if the third-party payers believe the funds were paid in error or determine that our products were medically unnecessary. If a third-party payer audits our claims and issues a negative audit finding, and we are not able to overturn the audit findings through appeal, the recoupment may result in a material adverse effect on our revenue. Additionally, in some cases commercial third-party payers for whom we are not a participating provider may elect at any time to review claims previously paid and determine the amount they paid was too much. In these situations, the third-party payer will typically notify us of their decision and then offset whatever amount they determine they overpaid against amounts they owe us on current claims. We cannot predict when, or how often, a third-party payer might engage in these reviews.

If we are unable to develop and obtain regulatory clearance or approval for new generations of products and enhancements to existing products and service offerings, our competitive position may be harmed.

Our ability to grow and compete effectively depends on the successful development, clearance or approval, introduction and commercialization of new generations of products and enhancements to existing products and services. The development of new or enhanced products is a complex, costly and uncertain process and requires us to anticipate customers’ and patients’ needs and emerging technology trends accurately and in a timely manner. We may experience research and development, technical and manufacturing, regulatory, marketing, distribution and other difficulties that could delay or prevent our introduction of new or enhanced products. The expansion of our services may also expose us to these and new risks.

The development of new or enhanced products and services may involve significantly higher development and compliance costs than anticipated. Additionally, we may not be able to obtain required clearance, approval and/or marketing authorization from the U.S. authorities, including the FDA, and foreign regulatory authorities for new products or modifications to existing products on a timely basis, or at all. The process of obtaining regulatory clearance, approval and/or marketing authorization from the FDA and comparable foreign bodies for new products, or for enhancements or modifications to existing products and services, could take a significant amount of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance, require further modifications, repairs or replacements and result in limitations on the indicated uses of our products. We may not be able to demonstrate the safety and efficacy of the new or enhanced products in clinical trials or obtain reimbursement approvals for our products and services. Our failure to obtain or maintain clearances or approvals for new or modified products or services or any substantial delay in obtaining such required approvals or clearances or any substantial increase in applicable regulatory or administrative requirements could materially delay our development and commercialization of new products and/or services and enhancements to existing products and/or services. In addition, the new or enhanced products or services may not be manufactured or provided at acceptable cost and with appropriate quality. New products or services may also expose us to, or increase our exposure to, a variety of regulations in the various countries we provide services and solutions, including regulations related to government payments, fraud and abuse, patient privacy, and the corporate practice of medicine. Compliance with these regulations may prove to be more costly than we anticipate, and we may not successfully comply with such regulations. We may not be able to market or distribute the products or services successfully and the new or enhanced products or services may fail to gain

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customer acceptance and may result in increased collection risks with third-party payers. If any of the foregoing events occurs, we may have to abandon a product or an enhancement in which we have invested substantial resources. Innovation through enhancements and new products requires significant capital commitments and investments on our part, which we may be unable to recover. Our failure to introduce new and innovative products and services in a timely manner could have a material adverse effect on our competitive position, business, financial condition and results of operations.

The implementation of healthcare reform in the United States may adversely affect our business and financial results.

As part of the enactment of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or the PPACA, in 2013, we began paying an excise tax of 2.3% on our sales in the United States of certain medical devices we manufacture, produce or import. The Consolidated Appropriations Act of 2016 suspended the 2.3% excise tax on medical devices beginning on January 1, 2016 and on January 22, 2018, such suspension was extended to December 31, 2019, and will resume in 2020 absent further congressional action. The PPACA also authorized certain voluntary demonstration projects around development of bundling payments for acute, inpatient hospital services, physician services, and post-acute services for episodes of hospital care and also increased fraud and abuse penalties and expanded the scope and reach of the False Claims Act and government enforcement tools, which may adversely impact healthcare companies. Recently, the current U.S. Administration and U.S. Congress have sought, and may seek in the future, to modify, repeal or otherwise invalidate all or a part of the PPACA and it remains unclear what new framework may emerge as a result of such efforts. In this regard, several legislative initiatives to repeal and replace the PPACA were proposed, but not adopted in 2017. However, the recently adopted The Tax Cuts and Jobs Act, or TCJA, eliminated the individual mandate under the PPACA, which has resulted in increased uncertainty regarding insurance premium prices for participants in insurance exchanges under the act, and may have other effects. For example, on December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the TCJA repealed the individual mandate. While the Texas District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA and our business.

The longer-term viability of, or the nature of any modification of, or legislative substitution for, the PPACA is highly uncertain. The current law or any future legislation could reduce medical procedure volumes, lower reimbursement for our products and impact the demand for our products or reduce the prices at which we sell our products. We cannot predict with any certainty what other impact implementation of the current or new legislation may have on our business. While the PPACA is intended to expand health insurance coverage to uninsured persons in the United States, the impact of any overall increase in access to healthcare on sales of our products remains uncertain. We anticipate there will continue to be proposals by legislators at both the federal and state levels, regulators and commercial third-party payers to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our products, the coverage of or the amounts of reimbursement available for our products from third-party payers, including government and commercial payers.

If we are unsuccessful in protecting, maintaining and enforcing our intellectual property, our competitive position could be harmed.

We rely on a combination of patents, trademarks, trade secrets and contractual provisions to protect our intellectual property. Patents and our other intellectual property rights are important to our business and our ability to compete effectively with other companies. We seek to protect these, in part, through confidentiality agreements with employees, consultants, and other third parties. In general, our practice is to seek patent

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protection in both the United States and key foreign countries for patentable subject matter in our products and proprietary devices, review third-party patents and patent applications (to the extent publicly available) to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. We currently own numerous U.S. and foreign patents and have numerous U.S. and foreign patent applications pending. We are also a party to various license agreements pursuant to which third parties have granted certain patent rights to us in consideration for lump sum and/or royalty payments. It may be necessary in the future to seek or renew licenses relating to various aspects of our products or services.

Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents; that patents issued or licensed to us in the past or in the future will not be challenged or circumvented by competitors or others; that these patents will remain valid and enforceable or will be sufficient to preclude our competitors or others from introducing technologies similar to those covered by our patents and patent applications; that our competitors will not independently develop products or services that are equivalent or superior to ours; or that competitors will not otherwise gain access to or circumvent our trade secrets or other confidential information. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture a market position in such countries by utilizing technologies that are similar to those developed or owned by or licensed to us. Moreover, we cannot guarantee we will successfully enjoin infringers. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing or otherwise violating our intellectual property rights. Confidentiality or other agreements to which we are a party may be breached, and the remedies thereunder may not be sufficient to protect our rights. We periodically receive notices alleging that our products or services infringe on third-party patents and other intellectual property rights. These claims may result in us entering settlement agreements, paying damages, discontinuing use or sale of accused products or ceasing other activities.

If we do not obtain and maintain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue and could have a material adverse effect on our business, financial condition and results of operations.

Pending and future intellectual property litigation could be costly and disruptive and may have an adverse effect on our business, financial condition and results of operations.

We operate in an industry characterized by extensive intellectual property litigation. As the owner and exclusive licensee of patents, from time to time, we are a party to proceedings challenging these patents, including challenges in U.S. federal courts, foreign courts, foreign patent offices and the U.S. Patent and Trademark Office. Additionally, from time to time, we are a party to litigation we initiate against others we contend infringe these patents, which often results in counterclaims, including regarding the validity or enforceability of such patents. At other times, we are party to litigation initiated by others who contend we infringe their patents. Defending intellectual property litigation is expensive and complex, takes significant time and diverts management’s attention from other business concerns, and the outcomes are difficult to predict. Any pending or future intellectual property litigation may result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or could force us to seek a license and/or make significant royalty or other payments in order to continue selling the affected products. As a healthcare supplier, we can expect to face additional claims of intellectual property infringement in the future. A successful claim of patent, trademark or other intellectual property infringement or misappropriation against us could materially adversely affect our business, financial condition and results of operations. In addition, we may find it necessary to initiate litigation to protect our trade secrets, to enforce our patent, copyright and trademark rights and to determine the scope and validity of the property

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rights of others. These types of litigation can be costly and time consuming. If we are unable to effectively enforce our intellectual property rights, third parties may become more aggressive in the marketing of competitive products around the world.

We may not successfully identify and complete acquisitions or divestitures on favorable terms or achieve anticipated synergies relating to any such transaction, and such transactions could result in unforeseen operating difficulties, regulatory issues and expenditures, require significant management resources and require significant charges or write-downs.

We regularly review potential acquisitions of complementary businesses, technologies, services and products. In regularly evaluating the performance of our business, we may also decide to sell a portion of our business, including a product line. We may be unable to find suitable acquisition candidates or identify divestiture opportunities. Even if we identify appropriate acquisition candidates or divestiture opportunities, we may be unable to complete the acquisitions or the divestitures on favorable terms, if at all. Future acquisitions may increase our debt or reduce our cash available for operations or other uses, and any divestitures may result in significant charge-offs or write-downs, including those related to goodwill and other intangible assets. In addition, the process of integrating an acquired business, technology, service or product into our existing operations requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. We may face additional risks related to unknown or contingent liabilities related to business practices of the acquired companies, including liabilities relating to, or arising out of, any actual or alleged violations or non-compliance of any applicable laws, regulations and rules by such acquired companies, environmental remediation expense, products liability, patent infringement claims or other unknown liabilities. In addition, we cannot be certain that the businesses we acquire will become profitable or remain so. Our future acquisitions may also lead to increased scrutiny and review of our company by governmental and other regulatory authorities. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of an acquired company or business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our business, financial condition and results of operations could be materially adversely affected. The process of divesting ourselves of a portion of our business could result in unforeseen expenditures and risks, including dissynergies in shared functions, as well as complexities in separating operations, services, products and personnel. Future divestitures may result in potential loss of key employees and disruption of our business. Any acquisitions or divestitures often require significant expenditures as well as significant management resources that cannot then be dedicated to other projects. Moreover, we may not realize the anticipated financial or other benefits of an acquisition or a divestiture, including our ability to achieve cost savings or revenue synergies.

Our failure to comply with false claims, anti-kickback, self-referral and program integrity laws may subject us to penalties and adversely affect our reputation, business, financial condition and results of operations.

Participation in state, federal and foreign healthcare programs requires us to comply with laws, regulations and guidelines regarding the way in which we conduct business, interact with physicians and submit claims. Our arrangements with healthcare providers, third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that affect the business and financial arrangements and relationships through which we market and sell our products. The laws that affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order

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or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution: however these are drawn narrowly. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties up to $100,000 for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the Stark Law, which prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including Durable Medical Equipment Prosthetics Orthotics and Supplies, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services and prohibits that entity from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral, unless an exception applies. Penalties for violating the Stark Law include denial of payment, civil monetary penalties and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the False Claims Act;

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federal civil and criminal false claims laws and civil monetary penalty laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented through distribution of template medical necessity language or other coverage and reimbursement information, false, fictitious or fraudulent claims for payment or approval by the federal government, including federal health care programs, such as Medicare and Medicaid, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals can bring qui tam actions on behalf of the government and such individuals, commonly known as whistleblowers, may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, the government may impose civil fines and penalties, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs. Since 2009, we have been party to litigation arising out of qui tam allegations of violations of the False Claims Act. For more information regarding this litigation, see “Business—Legal Proceedings.” Any adverse ruling or settlement in such qui tam actions could materially adversely affect our business, financial condition and results of operation;

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the federal transparency requirements under the Physician Payments Sunshine Act, created under the PPACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid or the Children’s Health Insurance Program, or CHIP, to annually report to CMS information related to payments and other transfers of value provided to physicians, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission, and may result in liability under other federal laws or regulations;

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the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program,

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including private third-party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation; and

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any payers, including private insurers and patients; state transparency reporting and compliance laws; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and which may not have the same effect, thus complicating compliance efforts.

These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements we may have with hospitals, physicians or other potential purchasers of our products. They particularly impact how we structure our sales offerings, including discount practices, customer support, education and training programs, physician consulting, research grants and other service arrangements. These laws are broadly written, and it is often difficult to determine precisely how these laws will be applied to specific circumstances. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers and purchasers who may influence the ordering of and use of our products to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Governmental authorities often reserve the right to conduct audits and investigations of our business practices to assure our compliance with legal requirements. It is possible that governmental authorities may conclude that our business practices, including our customer arrangements and our arrangements with physicians who provide consulting services or attend our training programs, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. Responding to investigations can be time and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to criminal and civil penalties, which could be severe, including, for example, significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Furthermore, since we rely and many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of our and their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, financial condition and results of operations.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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Our collection, use and disclosure of individually identifiable information, including health and/or employee information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

We are subject to federal, state and foreign data protection laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our collaborators.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities, such as health plans, healthcare clearinghouses and certain healthcare providers, that submit certain covered transactions electronically, or covered entities, and their respective business associates, which are persons or entities that perform services for, or on behalf of, a covered entity that involve the use or disclosure of protected health information, or PHI. Certain portions of our business involve the delivery and direct billing of our products to federally funded programs, including Medicare and Medicare Advantage Plans. This portion of our business requires that we collect PHI for purposes of establishing medical necessity and filing claims for reimbursement, as well as other treatment and healthcare operations activities. As a result, this portion of our business is considered a covered entity for purposes of HIPAA and we are directly liable for compliance with HIPAA. In addition, certain portions of our business, such as the cloud-based software digital health applications and our facility rental services in support of delivery, placement and pickup of our products, are subject to HIPAA as a business associate of our covered entity clients. To provide our covered entity clients with services that involve the use or disclosure of PHI, HIPAA requires us to enter into business associate agreements that require us to safeguard PHI in accordance with HIPAA, and as such, we are also directly liable for compliance with HIPAA in our role as a business associate. Furthermore, the portion of our business that is considered a covered entity also has business associates, such as third-party vendors or consultants, that perform services involving the use of PHI.

Penalties for violations of HIPAA regulations include civil and criminal penalties which are enforced by the Office for Civil Rights within the Department of Health and Human Services, or HHS. HITECH amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. Covered entities must notify affected individuals “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach” if their unsecured PHI is subject to an unauthorized access, use or disclosure. If a breach affects 500 patients or more, covered entities must report it to HHS and local media without unreasonable delay, and HHS will post the name of the breaching entity on its public website. If a breach affects fewer than 500 individuals, the covered entity must log it and notify HHS at least annually. HIPAA further requires business associates to notify covered entity clients “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If we are unable to properly protect the privacy and security of health information entrusted to us, our solutions may be perceived as not secure, we may incur significant liabilities and customers may curtail their use of, or stop using, our solutions. In addition, if we fail to comply with the terms of our business associate agreements with our clients, we are liable not only contractually but also directly under HIPAA. If the third-party business associates that the covered entity portion of our business works with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business.

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State privacy, security and breach notification laws and regulations apply to both PHI and personally identifiable information, or PII, and payment card information, or PCI, is subject to certain other laws, regulations and industry standards. Various states, such as California and Massachusetts, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. California has also recently adopted the California Consumer Privacy Act of 2018, or CCPA, which will become effective in January 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the European Union General Data Protection Regulation, or GDPR, described below. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Penalties for violations of the CCPA will include civil penalties. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

In addition to complying with applicable U.S. law, the collection, use, access, disclosure, transmission and storage of PHI and other sensitive data is subject to regulation in other jurisdictions in which we do business or expect to do business in the future, and data privacy and security laws and regulations in some such jurisdictions may be more stringent than those in the United States. European Union member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, transfer and security of personal information that identifies or may be used to identify an individual, such as names, contact information, and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time. For example, in April 2016, the EU Parliament adopted the GDPR, which went into effect in May 2018. The GDPR implements, among other things, more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information and mandatory data breach notification requirements. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the European Union member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

In recent years, U.S. and European lawmakers and regulators have also expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, informed consent is required for the placement of a cookie on a user’s device. The current European Union laws that cover the use of cookies and similar technology and marketing online or by electronic means are under reform. A draft of the new ePrivacy Regulation was announced on

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January 10, 2017 and is targeted to become applicable in 2019. Unlike the current ePrivacy Directive, this will be directly implemented into the laws of each of the European Union member states, without the need for further enactment. The ePrivacy Regulation alters rules on third-party cookies, web beacons and similar technology for online behavioral advertising and imposes stricter requirements on companies using these tools. The draft also extends the strict opt-in marketing rules with limited exceptions to business to business communications and significantly increases penalties.

The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure and those of our third-party service providers, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance, or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our or our third-party service providers’ networks and the information stored therein could be accessed by unauthorized parties, publicly disclosed, lost, or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy and security of personal information.

Any failure or perceived failure by us or our service providers to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of sensitive data may result in governmental enforcement actions and investigations, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation, our ability to compete and our business. Such failures could have a material adverse effect on our financial condition and operations. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our products and services, reduce our revenue and/or subject us to additional liabilities. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify.

Because we depend upon a limited group of third-party suppliers and manufacturers and, in most cases, exclusive suppliers for products essential to our business, we may incur significant product development costs and experience material delivery delays if we lose any significant supplier, which could materially impact the rentals and sales of our products.

We obtain some of our finished products and components from a limited group of suppliers, and we purchase most of our raw materials from single sources for reasons of quality assurance, cost-effectiveness, availability or constraints resulting from regulatory requirements. For example, we rely on a limited number of suppliers to source foam and drapes used in our products. For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Our efforts to maintain a continuity of supply and high quality and reliability may not be successful on a timely basis or at all. Manufacturing disruptions experienced by our suppliers may jeopardize our supply of finished products and components. Due to the stringent regulations and requirements of the FDA and other similar non-U.S. regulatory agencies regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of those systems.

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A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material effect on our business, results of operations, financial condition and cash flows. Due to our substantial indebtedness, one or more of our suppliers may refuse to extend us credit with respect to our purchasing or leasing equipment, supplies, products or components, or may only agree to extend us credit on significantly less favorable terms or subject to more onerous conditions. This could significantly disrupt our ability to purchase or lease required equipment, supplies, products and components in a cost-effective and timely manner and could have a material adverse effect on our business, financial condition and results of operations. Any casualty, natural disaster or other disruption of any of our sole-source suppliers’ operations, or any unexpected loss of any existing exclusive supply contract, could have a material adverse effect on our business, financial condition and results of operations. In addition, if the change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar international regulatory authorization may be necessary before we implement the change, which could cause substantial delays.

Increased prices for, or unavailability of, raw materials or sub-assemblies used in our products could adversely affect our profitability or revenues.

Our profitability is affected by the prices of the raw materials and sub-assemblies used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel related delivery costs, competition, import duties, excise and other indirect taxes, currency exchange rates, and government regulation. Certain of these factors may be heightened as a result of changing political climates and the modification or introduction of other governmental policies with potentially adverse effects. Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases, and we are unable to fully recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability. Significant increases in the prices of raw materials or sub-assemblies that cannot be recovered through productivity gains, price increases or other methods could adversely affect our results of operations.

If a natural or man-made disaster strikes our or a third-party’s manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales and profitability will decline.

Our and third parties’ facilities and the manufacturing equipment we use to produce our products would be costly to replace and could require substantial lead time to repair or replace. We manufacture our advanced wound care devices, specialty surgical devices and related consumables at our manufacturing facilities in Athlone, Ireland and Peer, Belgium, and the manufacturing facilities of two third-party contract manufacturers in Mexico. Our advanced wound care dressings are primarily manufactured at a third-party manufacturing facility in Gargrave, England, supplemented by a network of other third-party contract manufacturers located mainly in the United Kingdom and some in the United States. Regulatory approvals of our products are limited to one or more specifically approved manufacturing facilities. If we fail to produce enough of a product at a facility, or if the manufacturing process at that facility is subject to a temporary or permanent facility shut-down caused by casualty (property damage caused by fire or other perils), regulatory action, or other unexpected interruptions, we may be unable to deliver that product to our customers or to identify and validate alternative sources for the affected product on a timely basis, which would impair our results of operations. Disruption of our third-party manufacturers’ facilities could arise for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of, or damage to, any facility (as a result of natural disaster, use and storage of hazardous materials or other events), quality control issues, bankruptcy of the manufacturer or other reasons.

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Any of these disruptions in our key manufacturer’s production could have a negative impact on our sales or profitability. A natural disaster such as a fire or flood could affect our ability to maintain ongoing operations and cause us to incur additional expenses. Insurance coverage may not be adequate to fully cover losses in any particular case. Accordingly, damage to a facility or other property due to fire, flood or other natural disaster or casualty event could materially and adversely affect our business, financial condition and results of operations.

If we are not successful in managing our inventory balances and inventory shrinkage, our inventory holding costs could increase or we could lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

While we must maintain sufficient inventory levels to operate our business successfully and meet our customers’ demands, we must be careful to avoid amassing excess inventory. Changing customer demands, supplier backorders and uncertainty surrounding new product launches expose us to increased inventory risks. Demand for products can change rapidly and unexpectedly, including the time between when the product is ordered from the supplier to the time it is offered for sale. We carry a wide variety of products and must maintain sufficient inventory levels of the products we sell. We may be unable to sell certain products in the event that customer demand changes. Our inventory holding costs will increase if we carry excess inventory. However, if we do not have a sufficient inventory of a product to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. If we fail to effectively manage our inventory, we may have to take markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs or other charges relating to the value of such obsolete or excess inventory. In addition, certain of our products are subject to expiration and as such, these products may expire before they can be sold. We cannot assure you that we can accurately predict customer demand and events and avoid over-stocking or under-stocking products.

Disruption to our distribution operations could adversely affect our business.

We utilize third-party logistics providers to distribute our products in all of our geographic markets and any prolonged disruption in the operations of our existing distribution providers, whether due to technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of natural disaster, use and storage of hazardous materials or other events) or other reasons, could have a material adverse effect on our business, financial condition and results of operations. We rely on independent distributors in many of our international markets who generally control the importation and marketing of our product within their territories. We generally grant exclusive rights to these distributors and rely on them to understand local market conditions, to diligently sell our products and to comply with local laws and regulations, including applicable anti-bribery and anti-corruption laws. The operation of local laws and our agreements with distributors can make it difficult for us to change quickly from a distributor who we feel is underperforming. If we do terminate an independent distributor, we may lose our product registrations and customers who have been dealing with that distributor. We do not have local staff in many of the areas covered by independent distributors, which may make it difficult for us to monitor our distributors’ performance. Actions by independent distributors that are beyond our control could result in flat or declining sales in that territory, harm to the reputation of our company or our products, or legal liability.

Our international business operations are subject to risks and uncertainties, including risks arising from currency exchange rate fluctuations, which could adversely affect our operating results.

Our operations outside the United States are subject to certain legal, regulatory, social, political, and economic risks inherent in international business operations. Certain of these risks may be heightened as a result of changing political climates. Sales outside of the United States represented approximately $348.3 million, or

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26%, of our total revenue for the year ended December 31, 2017 and $                million, or                %, of our total revenue for the year ended December 31, 2018, and we expect that non-U.S. sales will contribute significantly to future growth. The risks associated with our operations outside the United States include:

•	local product preferences and product requirements;

•	less rigorous protection of intellectual property in some countries outside the United States;

•	more stringent data privacy and security measures in some countries outside the United States;

•	trade protection measures, quotas, embargoes, import and export licensing requirements, duties, tariffs or surcharges, including those that may be imposed as a result of Brexit;

•	changes in foreign regulatory requirements and tax laws, including any such changes resulting from Brexit;

•

alleged or actual violations of the Foreign Corrupt Practices Act of 1977, or the FCPA, and other anti-bribery and anti-corruption laws, rules and regulations in the foreign jurisdictions in which we do business;

•	changes in foreign medical reimbursement programs and policies, and other healthcare reforms;

•	government-mandated austerity programs limiting spending;

•	changes in government-funded tenders and payer pathways;

•	difficulty in establishing, staffing and managing non-U.S. operations;

•	complex tax and cash management issues;

•	political and economic instability and inflation, recession or interest rate fluctuations; and

•	longer term receivables than are typical in the United States, and greater difficulty of collecting receivables in certain foreign jurisdictions.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the U.S. dollar strengthens in relation to the currencies, such as the Euro, of other countries where we sell our products, our U.S. dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies’ value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our financial condition and results of operations.

The potential United Kingdom exit from the European Union as a result of the United Kingdom triggering Article 50 of the Treaty on European Union could harm our business, financial condition or results of operations.

On March 29, 2017, the United Kingdom triggered Article 50 of the Treaty on European Union by notifying the European Council of its intention to withdraw from the European Union. Negotiations have commenced to determine the future terms of the United Kingdom’s relationship with the European Union, including the terms of trade between the United Kingdom and the European Union. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate.

The announcement of Brexit also created (and the actual exit of the United Kingdom from the European Union may create future) global economic uncertainty. The actual exit of the United Kingdom from the European Union could cause disruptions to and create uncertainty surrounding our business. Any of these effects of Brexit

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(and the announcement thereof), and others we cannot anticipate, could harm our business, financial condition or results of operations. For example, certain of our products are manufactured in the United Kingdom and may require new inventory locations or agreements between the United Kingdom and the European Union when Brexit occurs. Further, the market and sale of our products are subject to pre-market clearance by a Notified Body in the United Kingdom and may require actions to obtain pre-market clearance from a Notified Body outside the United Kingdom. Given the long lead times with Notified Bodies in the European Union, we may not be able to react in sufficient time to allow our products to continue to be sold in the European market after March 29, 2019 depending on the outcome of the negotiations.

Our international operations subject us to risks relating to the FCPA and other anti-corruption and anti-bribery laws, international trade restrictions and anti-money laundering laws, the violation of which could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the United Kingdom’s Bribery Act of 2010 and other anti-bribery laws, rules and regulations around the world. The anti-bribery laws generally prohibit covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA and other anti-bribery laws impose recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and our dealings with such entities present anti-bribery risk. As a substantial portion of our revenue is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, some of which represent key markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Despite our training and compliance programs, our internal control policies and procedures may not always protect us from violating anti-corruption laws or from acts committed by our employees or by third-parties, including but not limited to our distributors. Therefore, there can be no assurance that our employees and agents, and those companies to which we outsource certain of our business operations, have not and will not take actions that violate our policies or applicable laws, for which we may be ultimately held responsible. Any violation of anti-bribery laws or allegation of such violations could result in severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, results of operations and financial condition.

We are subject to the export controls and economic sanctions rules and regulations of the United States, including, but not limited to, the Export Administration Regulations, administered and enforced by the Department of Commerce, as well as other export controls administered and enforced by the U.S. government and economic sanctions administered and enforced by the Office of Foreign Assets Control of the Department of the Treasury. We are also subject to similar export control and economic sanctions regimes of other jurisdictions in which we conduct business. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to or otherwise deal with prohibited countries or persons. Our operations may also expose us to risk of violating the anti-money laundering laws, rules and regulations of the jurisdictions in which we conduct business. A determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation, business, results of operations and financial condition.

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We are continually seeking ways to make our cost structure, business processes and systems more efficient, including by moving activities from higher-cost to lower-cost locations, outsourcing certain business processes and functions, and implementing new business information systems. Problems with the execution of these activities could have an adverse effect on our business, operating results and financial condition. In addition, we may not achieve the expected benefits of these initiatives.

We continuously seek to make our cost structure and business processes more efficient, including by moving our business activities from higher-cost to lower-cost locations, outsourcing certain business processes and functions, and implementing changes to our business information systems. These efforts involve a significant investment of financial and human resources and significant changes to our current operating processes. We have initiated a plan to outsource significant information technology functions to third parties during 2018, including significant elements of our information technology infrastructure, and as a result we are managing relationships with third parties who have access to our confidential information. The size and complexity of our information technology systems and those of our third-party vendors may make such systems potentially vulnerable to service interruptions. Our internal information technology systems, as well as those systems maintained by third-party providers, may be subjected to computer viruses or other malicious codes, unauthorized access attempts, service interruptions, and cyber-attacks, including infiltration of data centers, any of which, if successful, could result in data leaks or otherwise compromise our confidential or proprietary information and disrupt our operations. We have recently initiated a plan to outsource certain back-office, service and support functions. This plan does involve some workforce reductions as functions are transitioned to a third-party vendor, along with transformation efforts through automation and technology investments.

Our business also generates and/or maintains sensitive information, such as patient data and other personal information. The size and complexity of our third-party vendors’ systems and the large amounts of confidential information that is present at their sites also makes them potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, partners or vendors, or from attacks by malicious third parties. Cyber-attacks continue to increase in sophistication and frequency. Additionally our systems and network infrastructure are vulnerable to interruption due to fire, power loss, system malfunctions and the level of protection and disaster recovery capability varies from site to site and across facilities maintained by third-party vendors. While we have invested in our systems and the protection of our data (including through network monitoring, preventive security controls, employee training and security policies) to reduce the risk of an intrusion or interruption and monitor our systems on an ongoing basis for any current or potential threats, there can be no assurances that our protective measures will prevent future security breaches that could have a significant impact on our business, reputation, results of operations, financial condition and/or liquidity.

In addition, as we move operations into lower-cost jurisdictions and outsource certain business processes, we become subject to new regulatory regimes and lose control of certain aspects of our operations and, as a consequence, become more dependent upon the systems and business processes of third-parties. If we are unable to move our operations, outsource business processes and implement new business information systems in a manner that complies with local law and maintains adequate standards, controls and procedures, the quality of our products and services may suffer and we may be subject to increased litigation risk, either of which could have an adverse effect on our business, operating results and financial condition.

While these changes are part of a comprehensive plan to, among other things, accelerate our growth, reduce costs and leverage economies of scale, we may not realize the expected benefits of these and other transformational initiatives. In addition, these actions and potential future improvement efforts could yield unintended consequences, such as distraction of management and employees, business disruption, reduced employee morale and productivity and unexpected additional employee attrition, including the inability to attract or retain key personnel. These consequences could negatively affect our business, financial condition and results of operations. If we do not successfully manage our current initiatives, or any other initiatives that

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we may take in the future, any expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. In addition, the costs associated with implementing restructuring activities might exceed expectations, which could result in additional future charges.

Our operations are subject to environmental, health and safety laws and regulations that could require us to incur material costs.

Our manufacturing operations worldwide and those of our third-party suppliers are subject to many requirements under environmental, health and safety laws concerning, among other things, the use, storage, generation, handling, transportation and disposal of hazardous substances or wastes, the cleanup of hazardous substance releases, exposure to hazardous substances and emissions or discharges into the air or water. Violations of these laws can result in significant civil and criminal penalties and incarceration. Most environmental agencies also have the power to cease the operations of an enterprise if it is operating in violation of environmental law. Even if our operations are and were conducted in compliance with environmental laws, we may incur liability relating to the cleanup of hazardous substance releases (including releases at properties we formerly occupied, releases caused by prior occupants of properties we currently own, and releases at offsite waste disposal facilities we used for the treatment or disposal our of waste). Some European countries impose environmental taxes or require manufacturers to take back used products at the end of their useful life. In addition, some jurisdictions regulate or restrict the materials that manufacturers may use in their products and require the redesign or labeling of products. New laws and regulations, violations of or amendments to existing laws or regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require us to incur costs, become the basis for new or increased liabilities, and cause disruptions to our operations that could be material. Any significant disruption in our operations or the operations of our third-party suppliers as a result of violations of or liabilities under these laws or regulations could have an adverse effect on our business and financial condition.

Our ability to use certain tax attributes to offset future income tax liabilities may be subject to limitations.

In general, under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, or tax credits to offset future taxable income. If we undergo an ownership change in connection with or after this offering, our ability to utilize federal NOLs or tax credits could be limited by Section 382 and 383 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 and 383 of the Code. Our NOLs or credits may also be impaired under state tax law. Accordingly, we may not be able to utilize a material portion of our federal and state NOLs or credits. Our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. Valuation allowances have been provided for a substantial portion of deferred tax assets related to our state NOLs.

In addition, other tax attributes, such as interest carryforwards and foreign tax credit carry forwards are also subject to various limits on their use under the Code. We expect to establish valuation allowances for our interest carry forwards and foreign tax credit carry forwards to reflect these limitations and their anticipated impact on our ability to utilize these tax attributes post the adoption of the TCJA in the United States.

Changes in tax laws, unfavorable resolution of tax contingencies, or exposure to additional income tax liabilities could have a material impact on our results of operations or financial condition.

We are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. We are subject to on-going tax audits in various jurisdictions. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision and have established contingency

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reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions, as well as interpretations as to the legality under European Union state aid rules of tax advantages granted in certain jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of these disputes or other tax audits or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves and the actual outcomes of these disputes and other tax audits could have a material impact on our results of operations or financial condition.

Changes in tax laws and regulations, or their interpretation and application, in the jurisdictions where we are subject to tax could materially impact our effective tax rate. For example, the TCJA was enacted on December 22, 2017 and we expect the U.S. Treasury to continue to issue future notices and regulations under the TCJA. Certain provisions of the TCJA and the regulations issued thereunder could have a significant impact on our future results of operations as could interpretations made by the Company in the absence of regulatory guidance and judicial interpretations. In addition, in 2018, we expect to establish valuation allowances against certain deferred tax assets (including interest carry forwards and foreign tax credit carry forwards) to reflect certain limitations on these assets and their anticipated impact on our ability to utilize these tax assets following the adoption of the TCJA. We are continuing to examine the impact of TCJA, and as the expected impact of certain aspects of the legislation is unclear and subject to change, we note that the TCJA could adversely affect our business and financial condition.

Additionally, the U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business and the Organization for Economic Co-operation and Development, or OECD, have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis and any such changes could materially adversely affect our results of operations or financial condition.

We may not be able to maintain our competitive advantages if we are not able to attract and retain key personnel.

Our success depends to a significant extent on our ability to attract and retain key members of our executive, technical, sales, marketing and engineering staff. We may not able to retain the services of individuals whose knowledge and skills are important to our business. Our success also depends on our ability to prospectively attract, expand, integrate, train and retain qualified management, technical, sales, marketing and engineering personnel. Because the competition for qualified personnel is intense, costs related to compensation and retention could increase significantly in the future. Additionally, integration of acquired companies and businesses can be disruptive and may lead to the departure of key employees. If we were to lose a sufficient number of our key employees and were unable to replace them in a reasonable period of time, these losses could have a material adverse effect on our business, financial condition and results of operations.

Adverse changes in general domestic and global economic conditions and instability and disruption of credit markets could adversely affect our operating results, financial condition or liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of credit markets. We believe an economic downturn could generally decrease hospital census and the demand for elective surgeries. Also, any future financial crisis could make it more difficult and more expensive for hospitals and health systems to obtain credit, which may

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contribute to pressures on their operating margins. In addition, any economic deterioration would likely result in higher unemployment and reduce the number of individuals covered by private insurance, which may result in an increase in the cost of uncompensated care for hospitals. Higher unemployment may also result in a shift in reimbursement patterns as unemployed individuals switch from private plans to public plans such as U.S. Medicaid or Medicare. If economic conditions deteriorate and unemployment increases, any significant shift in coverage for the unemployed may have an unfavorable impact on our reimbursement mix and may result in a decrease in our overall average unit prices.

Any disruption in the credit markets could impede our access to capital, which could be further adversely affected if we are unable to maintain our current credit ratings. Should we have limited access to additional financing sources, we may need to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms if at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials required to manufacture our products. All of these factors related to global economic conditions, which are beyond our control, could adversely impact our business, financial condition, results of operations and liquidity.

If any of our operations are found not to comply with applicable antitrust or competition laws, our business may suffer.

Our operations are subject to applicable antitrust and competition laws in the jurisdictions in which we conduct our business. These laws prohibit, among other things, anticompetitive agreements and practices. There is a risk based upon the leading position of certain of our business operations that we could, in the future, be the target of investigations by government entities or actions by private parties challenging the legality of our business practices. Depending on the outcome of any future claims or investigations, we may be required to change the way we offer particular products or services, which could result in material disruptions to and costs incurred by our business, and we may be subject to substantial fines, penalties, damages or an injunction or other equitable remedies. Future claims or investigations (regardless of outcome) may also affect how parties interact with us. Further, agreements that infringe these antitrust and competition laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense incurred defending such claims or investigations. In addition, if we are unable to enforce our commercial agreements, whether at all or in material part, our business, financial position, results of operations and liquidity could be adversely affected.

Risks related to our indebtedness

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

We have a significant amount of indebtedness. As of December 31, 2018, prior to giving effect to this offering and the use of proceeds therefrom, we had approximately $                billion of aggregate principal amount of indebtedness outstanding, $                billion of which was secured indebtedness and $                million of which was unsecured indebtedness, and an additional $                million of availability under our revolving credit facility.

Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to us, including:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to repatriate cash from our foreign subsidiaries to accommodate debt service payments;

•

expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under our term loan facilities, are at variable rates, and we may not be able to enter into interest rate swaps and any swaps we enter into may not fully mitigate our interest rate risk;

•	restrict us from capitalizing on business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	being unable to fully take a current or future tax deduction for interest expense on our debt;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the credit agreement governing our senior secured credit facilities and the indentures governing the Existing Notes contain, and the agreements governing future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our senior secured credit facilities and the indentures governing the Existing Notes contain restrictions on the incurrence of additional indebtedness by us, such restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above will increase.

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could materially adversely affect our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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business operations. The terms of existing or future debt instruments, including the credit agreement governing our senior secured credit facilities and the indentures governing the Existing Notes, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the senior secured credit facilities and the Existing Notes.

Our debt instruments restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our senior secured credit facilities and the indentures governing the Existing Notes impose significant operating and financial restrictions and limit our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make acquisitions, investments, loans and advances;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	consolidate, merge or sell all or substantially all of our assets; and

•	engage in certain fundamental changes, including changes in the nature of our business.

The senior secured credit facilities also contain a springing financial covenant requiring us to meet a certain leverage ratio, subject to certain equity cure rights. See “Description of Certain Indebtedness.” As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, we are required to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our financial condition and results of operations could be adversely affected.

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Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, financial condition and results of operations.

If there were an event of default under any of the agreements relating to our outstanding debt, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our secured debt, the holders of such debt could proceed against the collateral securing such debt. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition and results of operations.

Risks related to this offering and ownership of our common stock

We will be a “controlled company” within the meaning of the rules of the applicable stock exchange and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of other companies that are subject to such requirements.

After completion of this offering, our Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of the applicable stock exchange;

•	our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and governance committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the applicable stock exchange.

Our Sponsors control us and their interests may conflict with yours in the future.

Immediately following this offering, our Sponsors will beneficially own                 % of our common stock, or                 % if the underwriters exercise in full their option to purchase additional shares. Our Sponsors will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of formation or bylaws and other significant corporate transactions for so long as our Sponsors and their affiliates retain significant ownership of us. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as our Sponsors continue to own a significant amount of our combined voting power, even if such amount is less than 50%, our Sponsors will continue to be able to strongly influence or effectively

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

control our decisions and, so long as our Sponsors and their affiliates collectively own at least                 % of all outstanding shares of our stock entitled to vote generally in the election of directors, they will be able to appoint individuals to our board of directors under the shareholders agreement that we expect to enter into in connection with this offering. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.” The interests of our Sponsors may not coincide with the interests of other holders of our common stock.

In the ordinary course of their business activities, our Sponsors and their affiliates may engage in activities where their interests conflict with our interests or those of our shareholders. Our certificate of formation will provide that none of our Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

In addition, the Sponsors and their affiliates will be able to determine the outcome of all matters requiring shareholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any acquisition of our company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and related rules implemented by the SEC, and the applicable stock exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Our auditors will be required to issue an attestation report on effectiveness of our internal controls in the second annual report following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

There may not be an active, liquid trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us, the selling shareholders

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of medical technology companies;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors, our suppliers or our distributors of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers and our market share;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of common stock will be substantially higher than our as adjusted net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing shareholders. Assuming an initial public offering price of $                 per share of common stock, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $                 per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately                 shares of common stock authorized but unissued. Our amended and restated certificate of formation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2019 Omnibus Incentive Plan. See “Executive Compensation—KCI Holdings, Inc. 2019 Omnibus Incentive Plan.” Any common stock that we issue, including under our 2019 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities, the Existing Notes and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

KCI Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Texas law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our Sponsors, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering we will have a total of                  shares of our common stock outstanding. Of the outstanding shares, the                  shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our Sponsors), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding                  shares of common stock held by our existing shareholders after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and certain of our significant shareholders, including the selling shareholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Any two of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such                  shares (or              shares if the underwriters exercise in full their option to purchase additional shares) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsors will be considered affiliates upon the expiration of the lock-up period based on their expected share ownership (consisting of                  shares), as well as their board nomination rights. Certain other of our shareholders may also be considered affiliates at that time.

In addition, pursuant to a registration rights agreement, each of the Sponsors has the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, a Sponsor could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately                % of our total common stock outstanding (or                % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2019 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our common stock.

As restrictions on resale end, or if the existing shareholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our organizational documents and Texas law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of formation and amended and restated bylaws will contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our board of directors. Among other things:

•

although we do not have a shareholder rights plan, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a shareholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•	these provisions require advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at our annual meetings;

•

these provisions prohibit shareholder action by less than unanimous written consent from and after the date on which our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of our outstanding shares of common stock;

•

these provisions provide for the removal of directors only for cause and only upon affirmative vote of holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of our outstanding shares of common stock; and

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

these provisions require the amendment of certain provisions only by the affirmative vote of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of our outstanding shares of common stock.

Further, as a Texas corporation, we are also subject to provisions of Texas law, which may impair a takeover attempt that our shareholders may find beneficial. These anti-takeover provisions, other provisions under Texas law and provisions that will be included in our amended and restated certificate of formation could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our shareholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Additionally, our amended and restated bylaws will provide that the state courts located in Bexar County, Texas will be the exclusive forum for (a) any actual or purported derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers; (c) any action asserting a claim against us or our directors or officers arising pursuant to the Texas Business Organizations Code, or TBOC, our amended and restated certificate of formation or our amended and restated bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of our Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of formation related to choice of forum. The choice of forum provision in our amended and restated certificate of formation may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of formation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our operating results and financial condition.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without shareholder approval.

Our amended and restated certificate of formation will authorize our board of directors, without the approval of our shareholders, to issue                  shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of formation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Forward-looking statements

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:

•	significant and continuing competition;

•

defects, failures or quality issues associated with our products, which could lead to product recalls or safety alerts, adverse regulatory actions, litigation, including product liability claims brought with or without merit, and negative publicity;

•	our ability to adhere to extensive and continuing regulatory compliance obligations;

•	the misuse or off-label use of our products;

•	failure of any of our clinical studies or third-party assessments to demonstrate desired outcomes in proposed endpoints;

•	pricing pressure as a result of cost-containment efforts of our customers, purchasing groups, distributors, third-party payers and governmental organizations;

•

our inability to obtain and maintain adequate levels of coverage and reimbursement for our current or future products or procedures using our products or any changes in U.S. and international regulations, policies, rules and expanded audit programs of third-party payers that reduce reimbursement and collection for our products;

•	our inability to develop and obtain regulatory clearance or approval for new generations of products and enhancements to existing products and service offerings;

•	the implementation of healthcare reform in the United States;

•	our failure to protect, maintain and enforce our intellectual property;

•	pending and future intellectual property litigation;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

our failure to successfully identify and complete acquisitions or divestitures on favorable terms or achieve anticipated synergies relating to any such transaction, and any unforeseen operating difficulties, regulatory issues and expenditures from any such transaction;

•	our failure to comply with false claims, anti-kickback, self-referral and program integrity laws;

•	our failure to comply with state, federal and foreign privacy and security regulations;

•	our dependence upon a limited group of third-party suppliers and manufacturers and, in most cases, exclusive suppliers for products essential to our business;

•	increased prices for, or unavailability of, raw materials or sub-assemblies used in our products;

•	a natural or man-made disaster, which strikes our or a third-party’s manufacturing facilities;

•	our ability to successfully manage inventory balances and inventory shrinkage;

•	disruption to our distribution operations;

•	risks our international business operations are subject, including risks arising from currency exchange rate fluctuations;

•	the potential impact of Brexit on our business;

•

our failure to comply with the FCPA, and other anti-corruption and anti-bribery laws, international trade restrictions and anti-money laundering laws associated with our activities outside the United States;

•	problems with the execution of our efforts to make our cost structure, business processes and systems more efficient;

•	our compliance with environmental, health and safety laws and regulations that could require us to incur material costs;

•	our ability to use certain tax attributes to offset future tax liabilities;

•	changes in tax laws, unfavorable resolution of tax contingencies, or exposure to additional income tax liabilities;

•	our ability to attract and retain key personnel;

•	adverse changes in general domestic and global economic conditions and instability and disruption of credit markets;

•	our failure to comply with applicable antitrust or competition laws;

•	our substantial indebtedness;

•	our ability to generate sufficient cash flow to satisfy our significant debt service obligations; and

•	restrictions imposed by our debt agreements that limit our flexibility in operating our business.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Use of proceeds

We estimate that we will receive net proceeds of approximately $                 million from the sale of                  shares of our common stock in this offering, assuming an initial public offering price of $                 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for the repayment of certain indebtedness, as will be determined prior to this offering, and for general corporate purposes.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial offering price per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $                 million. A $1.00 increase (decrease) in the assumed initial offering price of $                 per share, based on the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling shareholders, including from any exercise by the underwriters of their option to purchase additional shares from the selling shareholders. The selling shareholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and we will bear the remaining expenses.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dividend policy

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Certain of our subsidiaries are subject to the credit agreement governing our senior secured credit facilities and the indentures governing the Existing Notes, each containing covenants that limit such subsidiaries’ ability to make restricted payments, including dividends, and take on additional indebtedness. See “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

•	Acelity L.P. Inc. and its consolidated subsidiaries on an actual basis; and

•

KCI Holdings, Inc. and its consolidated subsidiaries on an as adjusted basis to give effect to (1) the Pre-IPO Restructuring and (2) the issuance of                  shares of our common stock offered by us in this offering at an assumed initial public offering price of $                 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

As of December 31, 2018
(In thousands, except par value)	Actual	As adjusted(1)
Cash and cash equivalents	$	$

Debt(2):
Senior Secured Credit Facilities:
Revolving Credit Facility(3)	$	$
Senior Dollar Term B Credit Facility—due 2024
Senior Euro Term B Credit Facility—due 2024
7.875% First Lien Senior Secured Notes due 2021
12.5% Limited Third Lien Senior Secured Notes due 2021
Other debt

Total debt	$	$

Shareholders’ equity:
Common stock, $0.01 par value per share shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted	$	$
Additional paid-in capital
Accumulated deficit
General partner’s capital
Limited partners’ capital
Accumulated other comprehensive loss

Total Acelity L.P. Inc. equity

Noncontrolling interest

Total shareholders’ equity (deficit)

Total capitalization	$	$

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price of $ per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of additional paid-in capital, total shareholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive in this offering and each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ after deducting the underwriting discount and commissions and estimated offering expenses payable by us. To the extent we raise more proceeds in this offering, we will repay additional indebtedness. To the extent we raise less proceeds in this offering, we will reduce the amount of indebtedness that will be repaid.

(2)	The amounts shown above exclude discounts, net of accretion, of approximately $ million, $ million and $ million on Dollar Term B Credit Facility, Euro Term B Credit Facility and the Limited Third Lien Notes, respectively, and exclude premium, net of accretion, of approximately $ million on the First Lien Notes. The as adjusted column gives effect to the write-off of approximately $ million of unamortized debt transaction costs and prepayment premiums in connection with the repayment of $ million of certain of our indebtedness with net proceeds from this offering. See “Use of Proceeds.” For a further description of our senior secured credit facilities, the First Lien Notes and the Limited Third Lien Notes, see “Description of Certain Indebtedness.”

(3)	At December 31, 2018, $ million of revolving credit loans were outstanding and we had outstanding letters of credit issued by banks which are party to the senior secured credit facilities of $ million. The resulting availability under the revolving credit facility was $ million at December 31, 2018.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dilution

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing securityholders.

Our net tangible book deficit as of December 31, 2018 was approximately $                 million, or $                 per share of our common stock. We calculate net tangible book deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) the Pre-IPO Restructuring, (ii) our sale of                shares in this offering at an assumed initial public offering price of $                 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds to us from this offering as set forth under “Use of Proceeds,” our as adjusted net tangible book value (deficit) as of December 31, 2018 would have been $                million, or $                 per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $                per share to existing shareholders and an immediate and substantial dilution in net tangible book value (deficit) of $                 per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book deficit per share as of December 31, 2018
Increase in tangible book value per share attributable to new investors

As adjusted net tangible book value (deficit) per share after giving effect to this offering

Dilution per share to new investors	$

Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the tangible book value attributable to new investors purchasing shares in this offering by $                 per share and the dilution to new investors by $                  per share and increase (decrease) the as adjusted net tangible book value (deficit) per share after giving effect to this offering by $                 per share.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes, as of December 31, 2018, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing shareholders paid. The table below assumes an initial public offering price of $                 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
(in thousands)
Existing shareholders		%	$	%	$

New investors
Total		%	$	%	$

If the underwriters were to exercise in full their option to purchase                  additional shares of our common stock from us, the percentage of shares of our common stock held by existing shareholders who are directors, officers or affiliated persons as of December 31, 2018 would be                  % and the percentage of shares of our common stock held by new investors would be                 %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial offering price of $                per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $                 million, $                 million and $                 per share, respectively.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Selected historical consolidated financial data

Set forth below is our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 has been derived from our historical consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.

On January 31, 2017, Acelity L.P. Inc. completed the sale of its LifeCell Regenerative Medicine business to Allergan Holdco US, Inc. for $2.9 billion in cash pursuant to the Stock Purchase Agreement. The assets and liabilities subject to the Stock Purchase Agreement were presented as held for sale in the consolidated balance sheet as of December 31, 2016. The results of the operations of the LifeCell Regenerative Medicine business, excluding the allocation of general corporate overhead, are presented as discontinued operations in the consolidated statements of operations for all periods presented. Interest expense allocated to discontinued operations was $172.3 million, $182.1 million, $185.1 million and $14.8 million for the years ended December 31, 2014, 2015, 2016 and 2017, respectively. No interest expense was allocated to discontinued operations for the year ended December 31, 2018. Loss on extinguishment of debt allocated to discontinued operations was $110.1 million for the year ended December 31, 2017. No loss on extinguishment of debt was allocated to discontinued operations for the years ended December 31, 2014, 2015, 2016 or 2018.

The data presented below is the historical consolidated financial and other data of Acelity L.P. Inc. and its subsidiaries. The selected historical consolidated financial data of KCI Holdings, Inc. has not been presented as KCI Holdings, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

($ in thousands, except per share amounts)	Fiscal year ended December 31,
	2014	2015	2016	2017	2018

Operations data:

Revenue:
Rental	$675,422	$679,589	$637,943	$598,305	$
Sales	762,828	753,718	760,604	734,665

Total revenue	1,438,250	1,433,307	1,398,547	1,332,970
Rental expenses	131,583	111,898	109,459	111,563
Cost of sales	204,125	200,119	204,760	187,752

Gross profit	1,102,542	1,121,290	1,084,328	1,033,655
Selling, general and administrative expenses	714,706	676,101	712,359	707,378
Research and development expenses	40,591	35,596	34,869	35,647
Acquired intangible asset amortization	147,931	132,561	121,426	109,124
Loss on sale of business	—	—	—	—
Wake Forest settlement	198,578	—	—	—

Operating earnings	736	277,032	215,674	181,506
Interest income and other	3,667	415	1,095	7,052
Interest expense	(240,434)	(243,050)	(256,156)	(181,597)
Loss on extinguishment of debt	—	—	(64,325)	(127,161)
Foreign currency gain (loss)	20,460	9,447	11,577	(38,515)
Derivative instruments gain (loss)	(5,183)	(4,959)	(1,743)	—

Earnings (loss) from continuing operations before income tax expense (benefit)	(220,754)	38,885	(93,878)	(158,715)
Income tax expense (benefit)	(79,908)	20,971	(32,940)	(357,097)

Earnings (loss) from continuing operations, net of tax	(140,846)	17,914	(60,938)	198,382
Earnings (loss) from discontinued operations, net of tax	(87,821)	(62,946)	(57,399)	1,654,230

Net earnings (loss)	$(228,667)	$(45,032)	$(118,337)	$1,852,612	$

Less: Net loss attributable to noncontrolling interest	—	—	—	—

Net earnings (loss) attributable to Acelity L.P. Inc.	$(228,667)	$(45,032)	$(118,337)	$1,852,612	$

Per Share Data (unaudited):

Net earnings (loss) per common share:
Basic
Diluted
Weighted average shares
Basic
Diluted

Balance Sheet Data (end of period):
Cash and cash equivalents	$183,541	$88,409	$148,747	$168,973	$
Working capital(1)	337,472	261,192	318,378	478,164
Total assets	6,817,240	6,608,495	6,496,149	5,074,468
Total debt(2)	4,763,969	4,742,954	4,779,856	2,377,021
Total equity	662,519	607,595	584,718	2,350,357

Cash Flow Data:
Net cash provided by operating activities — continuing operations(3)	$104,488	$46,131	$62,317	$82,708	$
Net cash provided by (used in) investing activities — continuing operations	(67,758)	(118,966)	(67,001)	(65,552)
Net cash provided by (used in) financing activities	(28,735)	(41,121)	48,173	(2,788,739)
Capital expenditures	(59,528)	(63,068)	(62,352)	(57,094)

(1)	Working capital is defined as current assets, including cash and cash equivalents, minus current liabilities. Due to the timing of the sale of the LifeCell Regenerative Medicine business, all assets held for sale and liabilities related to assets held for sale are reflected as current assets and current liabilities on the consolidated balance sheet as of December 31, 2016. Working capital as of December 31, 2016, has been adjusted to exclude previously non-current assets and liabilities of $1.266 billion and $170.6 million, respectively, which are included in assets held for sale and liabilities related to assets held for sale on the consolidated balance sheet.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)	Total debt equals current and long-term debt, net of premium, discount and debt issuance costs, and capital lease obligations.

(3)	Net cash provided by operating activities from continuing operations for the years ended December 31, 2015, 2016 and 2017 was impacted by payments of $85.0 million, $85.0 million and $30.0 million, respectively, pursuant to a Settlement and Release Agreement between Kinetic Concepts, Inc. and affiliates and Wake Forest University Health Sciences dated June 30, 2014.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Management’s discussion and analysis of financial condition

and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with “Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Forward-Looking Statements” and “Risk Factors.”

Overview

KCI is a leading global medical technology company focused on the development and commercialization of advanced wound care and specialty surgical solutions. Our mission is to improve patients’ lives and change the clinical practice of medicine with solutions that speed healing, reduce complications, create economic value and promote ease-of-use for clinicians. We offer a broad range of wound care and surgical solutions that can be used across clinical applications, care settings and clinician specialties. We have a strong history of innovation and market leadership with established competitive advantages in the advanced wound care and specialty surgical markets. By offering a range of complementary solutions that are often used together or in sequence across the treatment continuum, we are able to address patients’ needs throughout the healing process and offer healthcare providers a single source for addressing such needs.

Our ability to develop and commercialize market-leading products in advanced wound care and surgical applications is enabled by focus and expertise across our advanced wound care devices, specialty surgical devices, and advanced wound care dressings product lines.

•

Our Advanced Wound Care Devices include several NPWT pump and dressing technology platforms, including multiple V.A.C. Therapy device variants which address patients suffering from traumatic, surgical or chronic wounds, such as diabetic foot ulcers in the acute care and post-acute care settings. We are also focused on developing specialized and more efficacious NPWT dressings, such as V.A.C. VERAFLO CLEANSE CHOICE dressings, to address the needs of patients with complications or difficult-to-heal wounds. We have also recently launched several digital wound care solutions, including iOn PROGRESS Remote Therapy Monitoring through a network of over 8,000 connected devices. iOn PROGRESS enables KCI to directly engage patients, promoting improved patient therapy compliance, product usability and solutioning, which have been shown to lead to even faster healing times and overall cost savings. For the year ended December 31, 2018, advanced wound care devices generated $                 million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

•

Our Specialty Surgical Devices currently consist of several products under our PREVENA Incision Management and ABTHERA Open Abdomen Negative Pressure Therapy brands in the acute care setting. These innovative surgical solutions were developed by leveraging our expertise in negative pressure technology. Similar to V.A.C. Therapy, our PREVENA and ABTHERA products have improved clinical protocols because of demonstrated clinical benefit compared to the standard of care. We launched the first generation of PREVENA in 2009 and have continuously improved our offering through innovation. The PREVENA platform includes several patented configurations that manage closed surgical incisions, protecting the incision from external contamination while removing fluid and infectious material. A meta-analysis of 30 clinical trials including 11 randomized controlled trials has demonstrated that patients using PREVENA had a statistically significant reduction in the rate of surgical site infections compared to standard therapies.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Increasingly, surgeons are making PREVENA a part of their regular post-operative treatment protocols in order to reduce the incidence and high cost associated with post-surgical complications. ABTHERA, which was first launched in 2009, is a temporary abdominal closure system used to manage patients with an open abdomen. In a 280 patient prospective study across 20 U.S. trauma centers, ABTHERA was shown to have a higher primary fascial closure rate versus the control, and the mortality rate for the ABTHERA group was reduced by greater than 50% compared to the control group. For the year ended December 31, 2018, specialty surgical devices generated $                million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

•

Our Advanced Wound Care Dressings include wound dressing technologies for the purpose of managing chronic and acute wounds. Our advanced wound care dressings are designed to maintain a moist wound environment, while managing exudate, to promote healing and to protect the wound site from infection. We participate in several AWD product categories, including foams, hydrocolloids, alginates, anti-microbials, collagens, super-absorbents, and non-adherent layers among others. With our 2013 and 2018 acquisitions of Systagenix and Crawford Healthcare, KCI now offers an innovative and differentiated portfolio of AWD dressings broadly across categories which are complementary to our devices product lines. We offer several leading brands in the acute and post-acute settings, including PROMOGRAN PRISMA Matrix, KERRAMAX CARE superabsorbent dressings, and ADAPTIC contact layer dressings. For the year ended December 31, 2018, AWD generated $                million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

KCI is a global company with approximately 26% and                 % of our revenues generated outside the United States for the years ended December 31, 2017 and December 31, 2018, respectively. Our products are available in approximately 90 countries. We have invested in direct sales and marketing channels and distributors in order to expand our presence in these markets to meet the needs of our customers and payers across clinical applications, care settings and clinician groups. A critical component of marketing our portfolio of solutions and services is our expansive and highly trained sales organization. We have approximately 1,550 highly trained sales professionals, 900 of whom are based in the United States, equipped with differentiated, best in class product offerings, strong clinical and economic evidence, and a robust support and service infrastructure. This sales infrastructure enables us to market our products directly with trained medical professionals in specific care settings in the United States, Canada, Western Europe and key emerging markets.

We also have established strong relationships globally with key constituencies, including doctors, acute and post-acute facilities, GPOs, IDNs, private insurance and public payers. We also maintain strong relationships with key clinical and economic decision makers of our customers by offering innovative products that continue to meet and exceed clinician expectations, while providing economic value and reducing the cost of care. We also support our customers with extensive customer (field) service operations in the United States and other key geographies, offering 24-hour technical and clinical support, customer service, and highly effective billing operations. Our unique customer service capabilities drive customer satisfaction, as evidenced by our industry-leading Net Promoter Score of 72. Our clinical education team works with clinicians to develop best practices for patient healing across a complex continuum of care. We conduct approximately 900 medical education events annually, which educate more than 50,000 clinicians each year on the effective use of our products to help patients in need.

Since 2011, we have transformed our business into a more competitive and focused advanced wound care and specialty surgical devices leader. We have expanded our product portfolio through innovation and acquisitions, while divesting non-core assets. We have deleveraged our balance sheet and increased our investment capacity and operational efficiency through strategic divestitures. These actions, together with efficiencies obtained through business transformation initiatives, have enabled us to increase our focus and investment in innovation, expand our sales and marketing efforts globally, and significantly enhance our clinical education

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

programs. We believe these actions have led to increased adoption of our products, and have established a solid foundation to support future growth and leverage our infrastructure in an effective and cost-efficient manner.

On January 31, 2017, we completed the sale of the LifeCell Regenerative Medicine business to Allergan Holdco US, Inc. for $2.9 billion in cash. The LifeCell Regenerative Medicine business is reported in this prospectus as discontinued operations in accordance with Accounting Standards Codification, or ASC, 205-20 “Presentation of Financial Statements—Discontinued Operations.” With the divestiture of the LifeCell Regenerative Medicine business, we have one reportable operating segment which corresponds to our Advanced Wound Therapeutics business.

Material trends and uncertainties.

We believe growth in advanced wound care will be driven by the following factors:

•

Favorable Global Demographics and Aging Population. The global population aged 65 and older is expected to grow from approximately 610 million people in 2015 to approximately 1.2 billion people by 2035. There is a strong correlation between age and more severe chronic and surgical wounds, increasing demand for wound care products.

•

Rising Rates of Obesity, Diabetes and Other Chronic Conditions. According to the World Health Organization, worldwide obesity has nearly tripled since 1975, and in 2016, more than 1.9 billion adults, 18 years and older, were overweight, 650 million of whom were obese. According to the International Diabetes Federation, the number of people with diabetes is expected to rise from 425 million in 2017 to 629 million by 2045. Obesity and diabetes can cause other chronic conditions, such as venous insufficiencies that can impair the healing process. Higher incidence of these chronic conditions and co-morbidities in turn lead to greater incidence and complexity of wounds, such as diabetic foot ulcers, venous leg ulcers and pressure ulcers.

•

Increasing Acceptance of Innovative Technologies and Protocols for Complex Wound Treatment. Education and awareness of the benefits of new wound care technologies and proper wound care protocols have increased as medical institutions and professionals look to reduce healthcare costs by decreasing the length of hospital stays and reducing the risk of infection and readmission. This expanded acceptance of best practices has resulted in a shift away from traditional wound care modalities and increasing demand for advanced wound care treatments backed by clinical and economic evidence.

•

Shift to Advanced Treatment Protocols Outside of the United States. In many markets outside the United States, the incidence of chronic wounds continues to be under-addressed. As the middle class continues to grow in emerging markets, we expect there will be an increased adoption of advanced wound care dressings and devices due to access to better healthcare and greater awareness of the cost-effectiveness of advanced wound therapies for chronic wounds. In addition, in certain developed markets in Europe, there is increased momentum to provide healthcare in post-acute settings. As these post-acute settings develop further, we believe there will be increased adoption of advanced wound care devices, including NPWT, and advanced wound care dressings.

We believe growth in surgical applications benefitting from our products will be driven by the following factors:

•

Rising Volume of Surgical Procedures Across the Globe. Broadly and within the surgical indications we will target, historical data suggests that procedural volume will continue to grow low and mid-digits globally, driven in part by the growth in over 65 population and increased prevalence and incidence of targeted disease states.

•

Increasing Awareness of Surgical Applications that Reduce Complications and Can Save Lives. Education and awareness of the benefits of new surgical device technologies and proper post-surgical protocols have

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

increased as medical institutions and professionals look to address the alarming increased incidence of hospital-acquired infections and the emergence of super-bugs. Government and private payers are also beginning to utilize recognition and financial incentives for facilities and providers with reduced infection rates, while reducing coverage and reimbursement for hospital-acquired conditions and readmissions. This has led to increasing interest in technologies that have been shown with clinical evidence to help reduce mortality and post-surgical complications.

•

Favorable Global Demographics and Aging Population. We expect that the global increases in population over the next 20 years will lead to continued growth in surgical procedures, such as total knee arthroscopy and hip replacement surgery.

•

Increasing Personal Involvement of Patients in their Care. Many patients undergoing highly personal and traumatic surgical procedures such as post-mastectomy breast reconstruction and certain gynecological procedures are increasing their education and participation in clinical decisions for these emotionally intensive procedures. Avoiding complications following these types of surgeries is even more important for patients than it is for facilities seeking to reduce complications on a facility level.

•

Shift to Advanced Treatment Protocols Outside of the United States. In emerging markets and developed markets outside the U.S., newer surgical technologies have been introduced in recent years. We expect there will continue to be increased adoption of specialty surgical devices as awareness of the clinical and economic benefits as well as best-practice medical protocols for the use of specialty surgical devices expands.

We have also managed our business in light of the following challenges:

•

Decreasing Reimbursement Levels by Third-Party Payers. In recent years, we have experienced downward pressure on price and reimbursement levels for our post-acute NPWT business primarily in the United States from public and private third-party payers. In the United States, where our Medicare NPWT business represented approximately                 % of total revenue in 2018, our Medicare NPWT business has experienced significant declines in reimbursement levels over the last five years under the CMS Competitive Bidding Program. Decreases in Medicare and lower competitive pricing have led to private payers seeking increased discounts on post-acute care NPWT placements. In light of these challenges, we have succeeded in moderating price reductions with private payers through the promotion of our differentiated technologies, clinical data, cost savings and new digital applications to improve patient care and management of treatment episodes.

•

Increased Competition. We have faced increased competition due to increased number of entrants into our key markets. While we have created new and rapidly-growing markets in advanced wound care and specialty surgical applications, and have sustained market leadership in many categories, our success has attracted significant aggressive competition around the world. Several of our marquee advanced wound care and specialty surgical devices and dressing configurations are priced at a significant premium to our competition’s products. Other companies often compete with us primarily on the basis of price rather than product differentiation. Our strategy to moderate the impact of price competition continues to be based on technology advantages, efficacy, and proven clinical and economic data showing reduced overall cost of care due to reduced complications and readmissions for customers using our products, when compared to the competitive offerings.

•

Cost Containment Efforts of Aggregated Purchasing Groups in Acute-Care. The consolidation of buying power for our acute-care customers into larger purchasing groups, such as GPOs and IDNs, has increased their negotiating and purchasing power. As GPO and IDN contracts come up for renewal we have seen increased negotiation focus on price due to procurement practices of these groups. These negotiations have resulted in

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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moderate price reductions over time, while we have succeeded in increasing adoption of newer, higher priced technologies on contract renewals, while product volumes continue to increase.

•

Changes in the Regulatory landscape. In Europe and the United States, we expect significant changes to regulatory processes in light of new legislation and the withdrawal of the UK from the European Union. Changes to medical device regulations and privacy laws may result in slower approval times for new product introductions and line extensions.

Components of and key factors influencing our results of operations

In assessing the performance of our business, we consider a variety of performance and financial measures. We believe the items discussed below provide insight into the factors that affect these key measures.

Revenue

We derive our revenue from sales and rentals of our advanced wound care devices, specialty surgical devices, AWD and other products to acute care and post-acute care settings, including long-term care hospitals, skilled nursing facilities and wound care clinics or directly to patients for use in their homes. Our customers determine whether to rent or purchase our products based on, among other considerations, their cost of capital, inventory management and maintenance capabilities.

Several factors affect our reported revenue in any period, including product, payer and geographic sales mix, capital sales, operational effectiveness, pricing realization, marketing and promotional efforts, timing of orders and shipments associated with tenders, competition, business acquisitions and changes in foreign currency exchange rates.

Gross profit and gross profit margin

Gross profit is calculated as total revenue less rental expenses and cost of sales, and generally increases as revenue increases. Rental, or field, expenses are comprised of both fixed and variable costs including facilities, field service, depreciation of our rental medical equipment assets and royalties associated with our rental products.

Cost of sales includes manufacturing costs, product costs and royalties associated with our “for sale” products. The changes in our cost of sales correspond with the changes in sales revenue. We expect our cost of sales to change due primarily to changes in sales volumes and product sales mix.

Gross profit margin is calculated as gross profit divided by total revenue. Our gross profit margin is affected by product and geographic mix, sales and rental mix, realized pricing of our products and therapies, the efficiency of our manufacturing operations and the costs of materials used to make our products. Regulatory actions, including healthcare reimbursement schemes, which may require costly expenditures or result in pricing pressure, may decrease our gross profit margin.

Selling, general and administrative expenses

Selling, general and administrative, or SG&A, expenses generally include administrative labor, incentive and sales compensation costs, insurance costs, professional fees, depreciation, bad debt expense and information systems costs.

Research and development expenses

Research and development, or R&D, expenses relate to our investments in clinical studies and the development of new and enhanced products and therapies. Our R&D efforts include the development of new and synergistic

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

technologies across the continuum of wound care. While our R&D expenses fluctuate from period to period based on the timing of specific research, clinical studies, product launches, development and testing initiatives, we generally expect these costs will increase in absolute terms over time as we continue to expand our product portfolio and add related personnel.

Income taxes

We account for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

In determining whether a valuation allowance for deferred tax assets is necessary, management analyzes both positive and negative evidence related to the realization of deferred tax assets and, inherent in that, assesses the likelihood of sufficient future taxable income. Management also considers the expected reversal of deferred tax liabilities and analyzes the period in which these would be expected to reverse in order to determine whether the taxable temporary difference amounts serve as an adequate source of future taxable income to support realizability of the deferred tax assets. Based upon this analysis, we believe the taxable temporary difference amounts provide sufficient future taxable income for utilization of the deferred tax assets, net of valuation allowances.

Use of constant currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe in certain cases the presentation of results on a constant currency basis in addition to reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. In this prospectus, we calculate constant currency by calculating current-year results using prior-year foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding or adjusting for the impact of foreign currency, or being on a constant currency basis. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with GAAP.

Items affecting comparability

The comparability of our operating results for 2018, 2017 and 2016 presented herein has been affected by the following items:

•	our acquisition of Crawford Healthcare, which closed on June 8, 2018, increased our revenue and cost of sales;

•

acquisition, disposition and financing expenses, including costs associated with the acquisition of Crawford Healthcare and disposition of Systagenix Wound Management Manufacturing, Limited in 2018, the disposition of LifeCell in 2017, and amendments to and refinancing of our long-term debt in 2017 and 2016; and

•	business optimization expenses, including labor, travel, training, consulting and other costs associated exclusively with our business optimization initiatives;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

A summary of the effect of these items on earnings (loss) from continuing operations before income tax expense (benefit) for each period is noted below ($ in thousands):

	Year ended December 31,
	2018	2017	2016
Acquisitions, dispositions and financing expenses	$	$136,671	$94,477
Business optimization expenses		38,601	34,214

The following discussion of results of operations highlights the significant changes in operating results arising from these items and transactions.

Results of operations

The following table sets forth, for the periods indicated, our results of operations ($ in thousands):

	Year ended December 31,
	2018	2017	2016

Revenue:
Rental	$	$598,305	$637,943
Sales		734,665	760,604

Total revenue		1,332,970	1,398,547
Rental expenses		111,563	109,459
Cost of sales		187,752	204,760

Gross profit		1,033,655	1,084,328
Selling, general and administrative expenses		707,378	712,359
Research and development expenses		35,647	34,869
Acquired intangible asset amortization		109,124	121,426
Loss on sale of business		—	—

Operating earnings		181,506	215,674
Interest income and other		7,052	1,095
Interest expense		(181,597)	(256,156)
Loss on extinguishment of debt		(127,161)	(64,325)
Foreign currency gain (loss)		(38,515)	11,577
Derivative instruments loss		—	(1,743)

Earnings (loss) from continuing operations before income tax expense (benefit)		(158,715)	(93,878)
Income tax expense (benefit)		(357,097)	(32,940)

Earnings (loss) from continuing operations, net of tax		198,382	(60,938)
Earnings (loss) from discontinued operations, net of tax		1,654,230	(57,399)

Net earnings (loss)		1,852,612	(118,337)

Less: Net loss attributable to noncontrolling interest		—	—

Net earnings (loss) attributable to Acelity L.P. Inc.	$	$1,852,612	$(118,337)

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The year ended December 31, 2018, compared to the year ended December 31, 2017

Revenue by product line

The following table sets forth, for the periods indicated, revenue and the percentage changes by product line between the periods ($ in thousands):

	Year ended December 31,
	2018 (GAAP)	2018 (Constant currency)	2017 (GAAP)	As reported % change	Constant currency % change(1)

Advanced Wound Therapeutics revenue:
Advanced wound care devices	$	$	$1,102,477	%	%
Specialty surgical devices			91,772	%	%
Advanced wound care dressings			127,765	%	%

Total – Advanced Wound Therapeutics			1,322,014	%	%

Other revenue			10,956	%	%

Total consolidated revenue	$	$	$1,332,970	%	%

(1)	Represents percentage change between 2018 non-GAAP constant currency revenue and 2017 GAAP revenue.

Advanced wound care devices

Specialty surgical devices

Advanced wound care dressings

Other

Revenue by geography

The following table sets forth, for the periods indicated, revenue and the percentage changes by geography between the periods ($ in thousands):

	Year ended December 31,
	2018 (GAAP)	2018 (Constant currency)	2017 (GAAP)	As reported % change	Constant currency % change(1)
Americas	$	$	$1,052,484	%	%
International			280,486	%	%

Total consolidated revenue	$	$	$1,332,970	%	%

(1)	Represents percentage change between 2018 non-GAAP constant currency revenue and 2017 GAAP revenue.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Americas

International

Revenue relationship

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the changes in each line item:

	Year ended December 31,
	2018	2017
Advanced would care devices	%	82.7%
Specialty surgical devices	%	6.9%
Advanced wound care dressings	%	9.6%
Other revenue	%	0.8%

Total consolidated revenue	100.0%	100.0%

Americas	%	79.0%
International	%	21.0%

Total consolidated revenue	100.0%	100.0%

Gross profit and gross profit margin

The following table presents the gross profit and gross profit margin (calculated as gross profit divided by total revenue) for the periods indicated ($ in thousands):

	Year ended December 31,
	2018		2017
Gross profit	$		$1,033,655
Gross profit margin		%	77.5%

Selling, general and administrative expenses

The following table presents SG&A expenses and the percentage relationship to total revenue ($ in thousands):

	Year ended December 31,
	2018		2017
Selling, general and administrative expenses	$		$707,378
As a percent of total revenue		%	53.1%

Research and development expenses

The following table presents R&D expenses and the percentage relationship to total revenue ($ in thousands):

	Year ended December 31,
	2018		2017
Research and development expenses	$		$35,647
As a percent of total revenue		%	2.7%

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acquired intangible asset amortization

Loss on sale of business

Interest expense

Loss on extinguishment of debt

Foreign currency gain (Loss)

Income tax expense (Benefit)

Earnings (Loss) from discontinued operations

Net Earnings (Loss) Attributable to Acelity L.P. Inc.

The Year ended December 31, 2017 compared to the Year ended December 31, 2016

Revenue by product line

The following table sets forth, for the periods indicated, revenue and the percentage changes by product line between the periods ($ in thousands):

	Year ended December 31,
	2017 (GAAP)	2017 (Constant currency)	2016 (GAAP)	As reported % change	Constant currency % change(1)

Advanced Wound Therapeutics revenue:
Advanced wound care devices	$1,102,477	$1,099,692	$1,154,137	(4.5)%	(4.7)%
Specialty surgical devices	91,772	91,682	88,809	3.3%	3.2%
Advanced wound dressings	127,765	128,198	144,595	(11.6)%	(11.3)%

Total – Advanced Wound Therapeutics	1,322,014	1,319,572	1,387,541	(4.7)%	(4.9)%

Other revenue	10,956	11,506	11,006	(0.5)%	4.5%

Total consolidated revenue	$1,332,970	$1,331,078	$1,398,547	(4.7)%	(4.8)%

(1) Represents percentage change between 2017 non-GAAP constant currency revenue and 2016 GAAP revenue.

Advanced wound care devices

Advanced wound care devices revenue for 2017 decreased $51.7 million, or 4.5%, as reported on a GAAP basis, and $54.4 million, or 4.7%, on a constant currency basis, compared to the prior year. Foreign currency exchange rate movements favorably impacted revenue by $2.8 million, or 0.2%, compared to the prior year. Medicare pricing and an unfavorable contract award, which resulted in an indirect supplier model for supplying the post-acute market, unfavorably impacted revenue by $34.2 million, or 3.0%, compared to the prior year on a constant currency basis. Excluding the impact of foreign currency exchange rate movements and Medicare pricing impacts, revenue for 2017 decreased compared to the prior year due primarily to lower sales in International.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Specialty surgical devices

Specialty surgical devices revenue for 2017 increased $3.0 million, or 3.3%, as reported on a GAAP basis, and $2.9 million, or 3.2%, on a constant currency basis, compared to the prior year. Foreign currency exchange rate movements favorably impacted revenue by $0.1 million, or 0.1%, compared to the prior year. Excluding the impact of foreign currency exchange rate movements, revenue for 2017 increased compared to the prior year due primarily to growth in the Americas, led by PREVENA, mostly offset by lower sales to European distributors.

Advanced wound care dressings

Advanced wound care dressings revenue for 2017 decreased $16.8 million, or 11.6%, as reported on a GAAP basis, and $16.4 million, or 11.3%, on a constant currency basis, compared to the prior year. Foreign currency exchange rate movements unfavorably impacted revenue by $0.4 million, or 0.3%, compared to the prior year. Excluding the impact of foreign currency exchange rate movements, revenue for 2017 decreased compared to the prior year due primarily to lower sales to European distributors, partially offset by high single-digit growth in the Americas, led by PROMOGRAN Matrix.

Other

Other revenue decreased $0.1 million, as reported on a GAAP basis, and increased $0.5 million, on a constant currency basis, compared to the prior year. Other revenue consists of contract manufacturing.

Revenue by geography

The following table sets forth, for the periods indicated, revenue and the percentage changes by geography between the periods ($ in thousands):

	Year ended December 31,
	2017 (GAAP)	2017 (Constant currency)	2016 (GAAP)	As reported % change	Constant currency% change(1)
Americas	$1,052,484	$1,050,564	$1,065,402	(1.2)%	(1.4)%
International	280,486	280,514	333,145	(15.8)%	(15.8)%

Total consolidated revenue	$1,332,970	$1,331,078	$1,398,547	(4.7)%	(4.8)%

(1) Represents percentage change between 2017 non-GAAP constant currency revenue and 2016 GAAP revenue.

Americas

Americas revenue for 2017 decreased $12.9 million, or 1.2%, as reported on a GAAP basis, and $14.8 million, or 1.4%, on a constant currency basis, compared to the prior year. Foreign currency exchange rate movements favorably impacted revenue by $1.9 million, or 0.2%, compared to the prior year. Excluding the impact of foreign currency exchange rate movements, revenue for 2017 decreased compared to the prior year due primarily to lower pricing of advanced wound care devices, partially offset by higher specialty surgical devices sales, led by growth in PREVENA, and higher advanced wound care dressings sales, led by PROMOGRAN Matrix.

International

International revenue for 2017 decreased $52.7 million, or 15.8%, as reported on a GAAP basis, and $52.6 million, or 15.8%, on a constant currency basis, compared to the prior year. Foreign currency exchange rate movements had an insignificant impact on revenue compared to the prior year. Excluding the impact of

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

foreign currency exchange rate movements, revenue for 2017 decreased across all product lines compared to the prior year due primarily to resetting our distributor sales channel in Europe, partially offset by higher rental revenue from advanced wound care devices and sales of related consumables in other international regions.

Revenue relationship

The following table sets forth, for the periods indicated, the percentage relationship of each item to total revenue in the period, as well as the changes in each line item:

	Year ended December 31,
	2017	2016
Advanced wound care devices	82.7%	82.5%
Specialty surgical devices	6.9%	6.4%
Advanced wound dressings	9.6%	10.3%
Other revenue	0.8%	0.8%

Total consolidated revenue	100.0%	100.0%

Americas	79.0%	76.2%
International	21.0%	23.8%

Total consolidated revenue	100.0%	100.0%

Gross profit and gross profit margin

The following table presents the gross profit and gross profit margin (calculated as gross profit divided by total revenue) for the periods indicated ($ in thousands):

	Year ended December 31,
	2017	2016
Gross profit	$1,033,655	$1,084,328
Gross profit margin	77.5%	77.5%

Gross profit margin of 77.5% was comparable in 2017 and 2016. Cost of sales for 2017 decreased due primarily to volume changes associated with resetting the sale and inventory channel with certain of our European distributors. Foreign currency exchange rate movements favorably impacted cost of sales for 2017 by $0.5 million compared to the prior year period. Rental expenses for 2017 increased due primarily to higher service fees with our contracted partner related to an increase in rental volumes. Foreign currency exchange rate movements unfavorably impacted rental expense for 2017 by $0.3 million compared to the prior year.

Selling, general and administrative expenses

The following table presents SG&A expenses and the percentage relationship to total revenue for the periods indicated ($ in thousands):

	Year ended December 31,
	2017	2016
Selling, general and administrative expenses	$707,378	$712,359
As a percent of total revenue	53.1%	50.9%

SG&A expenses decreased by $5.0 million in 2017 compared to the prior year due primarily to expenses incurred in connection with our debt transaction during 2016, partially offset by expenses incurred in

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

connection with restructuring our distributor network following the sale of the LifeCell Regenerative Medicine business and organizational restructuring activities. Foreign currency exchange rate movements unfavorably impacted SG&A expenses for 2017 by $0.8 million, compared to the prior year.

Research and development expenses

The following table presents R&D expenses and the percentage relationship to total revenue ($ in thousands):

	Year ended December 31,
	2017	2016
Research and development expenses	$35,647	$34,869
As a percent of total revenue	2.7%	2.5%

R&D expenses increased by $0.8 million in 2017 compared to the prior year. Foreign currency exchange rate movements favorably impacted R&D expenses for 2017 by $0.3 million, compared to the prior year.

Acquired intangible asset amortization

We have recorded identifiable intangible assets in connection with the 2011 Take Private Transaction, the 2013 Systagenix acquisition and various technology acquisitions. During the years ended December 31, 2017 and 2016, we recognized $109.1 million and $121.4 million, respectively, of amortization expense associated with these intangible assets.

Interest expense

Interest expense related to the long-term debt that we repaid using proceeds from the sale of the LifeCell Regenerative Medicine business was allocated to discontinued operations. Interest expense allocated to discontinued operations was $14.8 million and $185.1 million for the years ended December 31, 2017 and 2016, respectively. Excluding amounts allocated to discontinued operations, interest expense decreased to $181.6 million in 2017 compared to $256.2 million in the prior year due to the use of a portion of the proceeds from our new senior secured credit facilities to redeem in full the remaining outstanding aggregate principal amount of 9.625% Second Lien Senior Secured Notes due 2021 and 12.5% Senior Notes due 2019.

Loss on extinguishment of debt

Loss on extinguishment of debt related to long-term debt that we repaid using proceeds from the sale of the LifeCell Regenerative Medicine business was allocated to discontinued operations. Loss on extinguishment of debt allocated to discontinued operations was $110.1 million for the year ended December 31, 2017. No loss on extinguishment of debt was allocated to discontinued operations for the year ended December 31, 2016.

During 2017, excluding amounts allocated to discontinued operations, we recorded $127.2 million of loss on extinguishment of debt associated with redemption of a portion of our 9.625% Second Lien Senior Secured Notes due 2021 and our 12.5% Senior Notes due 2019. During 2017, the loss on extinguishment of debt included breakage costs, the write off of net debt issuance costs and the write off of unamortized net discount of $84.5 million, $9.4 million and $33.3 million, respectively. During 2016, we recorded $64.3 million of loss on extinguishment of debt associated with amendments to our senior secured credit facilities and the refinancing of our Second Lien Senior Secured Notes. During 2016, the loss on extinguishment of debt included breakage costs, the write off of net debt issuance costs and the write off of unamortized net discount of $43.0 million, $9.7 million and $11.6 million, respectively.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Foreign currency gain (loss)

Foreign currency transactions resulted in losses of $38.5 million during 2017 compared to gains of $11.6 million in the prior year. The revaluation of our Euro Term B Facility to U.S. dollars represented $34.7 million of foreign currency transaction losses during 2017 compared to gains of $7.3 million in the prior year. Excluding the revaluation of our Euro Term B Facility to U.S. dollars, we recognized foreign currency exchange losses of $3.8 million during 2017, compared to gains of $4.3 million in the prior year.

Derivative instruments loss

During 2016, we recorded a derivative instruments loss of $1.7 million due primarily to fluctuations in the value of the previously-existing interest rate derivative instruments. All interest rate derivative agreements not designated as hedging instruments expired on December 31, 2016.

Income tax benefit

The income tax benefit from continuing operations was $357.1 million for 2017, compared to $32.9 million in the prior year. The change was due primarily to the income tax benefit from the adoption of the TCJA and the change in pretax loss.

At December 31, 2017, we had not completed our accounting for the tax effects of the TCJA; however, in certain cases, as described below, we made a reasonable estimate of the effects on our existing deferred tax balances and the one-time transition tax. In other cases, we were not able to make a reasonable estimate and continued to account for those items based on our existing accounting under ASC 740, and the provision of the tax laws that were in effect immediately prior to enactment. For the items for which we were able to determine a reasonable estimate, we recognized a provisional deferred tax benefit of $100.0 million related to the change in federal corporate tax rates applicable to our deferred tax liabilities, and $202.5 million related to the net reversal of prior amounts accrued for taxes on unremitted earnings of certain subsidiaries. We also recorded a provisional income tax expense of $1.0 million related to the tax on the deemed repatriation of the deferred foreign earnings of certain non-U.S. subsidiaries (toll charge). The toll charge is payable over eight years and therefore we recorded $0.1 million in current income taxes payable and $0.9 million in non-current tax liabilities.

The provisional estimates recorded in the 2017 consolidated financial statements were based on all available information and our initial analysis and interpretation of the legislation under the TCJA based upon official guidance issued through March 31, 2018. These estimates represented amounts for which our accounting was incomplete, but a reasonable estimate could be determined. Given the complexity of the TCJA, the proximity of the enactment date to the Company’s year end, anticipated guidance from the U.S. Treasury, and the potential for additional guidance from the SEC or the Financial Accounting Standards Board, the amounts recorded in the consolidated financial statements as of and for the year ended December 31, 2017 related to the TCJA were provisional in nature and may be adjusted during 2018. SEC guidance provided for a measurement period for up to one year from the enactment date of the TCJA for which adjustments to provisional amounts may be recorded as a component of tax expense or benefit in the period the adjustment is determined.

Earnings (loss) from discontinued operations

Earnings from discontinued operations related to the sale of the LifeCell Regenerative Medicine business, net of tax, were $1.654 billion for the year ended December 31, 2017, compared to losses from discontinued operations, net of tax, of $57.4 million for the year ended December 31, 2016. Earnings from discontinued operations for the year ended December 31, 2017, includes the gain on the sale of the LifeCell Regenerative Medicine business of $1.728 billion.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net earnings (loss) attributable to Acelity L.P. Inc.

Net earnings attributable to Acelity L.P. Inc. was $1.853 billion for 2017, compared to net loss attributable to Acelity L.P. Inc. of $118.3 million in the prior year. The change was due primarily to the gain on the sale of the LifeCell Regenerative Medicine business and the income tax benefit from the adoption of the TCJA, partially offset by increased loss on extinguishment of debt associated with repayment of our previously existing senior secured credit facilities, our 9.625% Second Lien Senior Secured Notes due 2021 and 12.5% Senior Notes due 2019.

Liquidity and capital resources

Our primary uses of cash are working capital requirements, capital expenditures and debt service requirements. Additionally, from time to time, we may use capital for acquisitions and other investing and financing activities. Working capital is required principally to finance accounts receivable and inventory. Our working capital requirements vary from period-to-period depending on manufacturing volumes, the timing of shipments and the payment cycles of our customers and payers. Our capital expenditures consist primarily of manufactured rental assets, manufacturing equipment, computer hardware and software.

Historically, our primary source of liquidity has been cash flow from operations. In addition, we also have a senior revolving credit facility to provide us with an additional source of liquidity. We anticipate that cash generated from operations together with amounts available under our senior revolving credit facility will be sufficient to meet our future working capital requirements, capital expenditures and debt service obligations as they become due for the foreseeable future. Our liquidity requirements are significant, primarily due to debt service requirements. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance which will be affected by general economic, financial and other factors beyond our control, including those described under “Risk Factors.”

As of December 31, 2018, our cash and cash equivalents were $                 million and we had approximately $                 billion of aggregate principal amount of indebtedness outstanding, with an additional $                 million availability under our revolving credit facility, which represents the full available amount under the revolving credit facility, less $                 million in outstanding letters of credit issued by banks which are party to the senior secured credit facilities. We also can incur additional indebtedness, including secured indebtedness, if certain specified conditions are met under the credit agreement governing the senior secured credit facilities and the indentures governing the Existing Notes.

On April 11, 2018, Acelity L.P. Inc. declared and paid a cash distribution of approximately $90.0 million in accordance with its Third Amended and Restated Partnership Agreement dated September 1, 2014. On February 3, 2017, Acelity L.P. Inc. also declared and paid a cash distribution of approximately $100.0 million in accordance with its partnership agreement.

Additionally, we and our Sponsors may from time to time seek to retire or purchase our outstanding debt through open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, may involve the use of cash and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts could materially affect our liquidity.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Cash flows

The following table summarizes the net cash provided (used) by operating activities, investing activities and financing activities for the periods indicated ($ in thousands):

	Year ended December 31,
	2018	2017	2016
Net cash provided by operating activities—continuing operations	$	$82,708	$62,317
Net cash provided by operating activities—discontinued operations		32,702	25,929

Net cash provided by operating activities	$	$115,410	$88,246

Net cash used by investing activities—continuing operations	$	$(65,552)	$(67,001)
Net cash provided (used) by investing activities—discontinued operations		2,754,198	(7,600)

Net cash provided (used) by investing activities	$	$2,688,646	$(74,601)

Net cash provided (used) by financing activities	$	$(2,788,739)	$48,173

Effect of exchange rate changes on cash and cash equivalents		4,909	(1,480)

Net increase in cash and cash equivalents	$	$20,226	$60,338

Operating activities

For the year ended December 31, 2017, net cash provided by operating activities from continuing operations was $82.7 million, compared to $62.3 million for the year ended December 31, 2016. Net cash provided by operating activities from continuing operations for 2017 and 2016 was impacted by payments of $30.0 million and $85.0 million, respectively, pursuant to a June 2014 settlement agreement with Wake Forest. The payment made to Wake Forest in 2017 was the final payment due under the settlement agreement.

Investing activities

For the year ended December 31, 2017, net cash used by investing activities from continuing operations was $65.6 million, compared to $67.0 million for the year ended December 31, 2016. Net cash used by investing activities from continuing operations was comparable to the prior year and was primarily comprised of capital expenditures. For the year ended December 31, 2017, net cash provided by investing activities from discontinued operations was comprised primarily of the net proceeds received from the sale of the LifeCell Regenerative Medicine business.

Financing activities

For the year ended December 31, 2017, net cash used by financing activities was $2.789 billion, compared to net cash provided by financing activities of $48.2 million for the year ended December 31, 2016. Net cash used by financing activities for the year ended December 31, 2017 was due primarily to repayment of our previously existing senior secured credit facilities, our 9.625% Second Lien Senior Secured Notes due 2021 and 12.5% Senior Notes due 2019, partially offset by proceeds from our new senior secured credit facilities entered into in February 2017.

Capital expenditures

During the years ended December 31, 2018, 2017 and 2016, we made capital expenditures for continuing operations of $                 million, $57.1 million and $62.4 million, respectively. Capital expenditures during the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

years ended December 31, 2018, 2017 and 2016 related primarily to rental fleet additions and information technology projects and purchases.

Debt

Senior secured credit facilities

In connection with the sale of the LifeCell Regenerative Medicine business, our previously existing senior secured credit facility was terminated and the obligations thereunder released in full on February 3, 2017. Also on February 3, 2017, Kinetic Concepts, Inc. and its subsidiary, KCI USA, Inc., as Borrowers, and Chiron Holdings, Inc., entered into a credit agreement with Bank of America, N.A., as administrative and collateral agent, Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Suntrust Robinson Humphrey, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Royal Bank of Canada, as joint lead arrangers and bookrunners, and the lenders party thereto from time to time. The new senior secured credit facilities consisted of $1.085 billion Dollar Term B Loans, or the Senior Dollar Term B Credit Facility, €239.0 million Euro Term B Loans, or the Senior Euro Term B Credit Facility, and a $300.0 million revolving credit facility. See “Description of Certain Indebtedness.”

The following table sets forth the amounts owed under the senior secured credit facilities, the effective interest rates on such outstanding amounts, and the amount available for additional borrowing thereunder, as of December 31, 2018 ($ in thousands):

Senior Secured Credit Facilities	Maturity date	Effective interest rate		Amount outstanding(1)	Amount available for additional borrowing
Senior Revolving Credit Facility	February 2022	%		$			$(2)
Senior Dollar Term B Credit Facility	February 2024	%	(3)			—
Senior Euro Term B Credit Facility	February 2024	%	(3)			—

Total				$	$

(1)	Amounts outstanding are net of the remaining original issue discount of approximately $ million and $ million on the Senior Dollar Term B Credit Facility and Senior Euro Term B Credit Facility, respectively.

(2)	At December 31, 2018, the amount available under the revolving portion of our senior secured credit facilities reflected a reduction of $ million of letters of credit issued by banks which are party to the senior secured credit facilities.

(3)	The effective interest rate includes the effect of the original issue discount. Excluding the original issue discount, our nominal interest rate, which is reset at the end of each quarter, as of December 31, 2018, was % on the Senior Dollar Term B Credit Facility and % on the Senior Euro Term B Credit Facility.

7.875% First Lien senior secured notes due 2021

On February 9, 2016, Kinetic Concepts, Inc. and KCI USA, Inc., or collectively the Notes Issuers, co-issued $400.0 million aggregate principal amount of 7.875% First Lien Senior Secured Notes due 2021. On June 22, 2016, the Notes Issuers co-issued an additional $190.0 million aggregate principal amount of First Lien Notes.

Interest on the First Lien Notes accrues at the rate of 7.875% per annum and is payable semi-annually in arrears on each February 15 and August 15, beginning on August 15, 2016, to the persons who are registered holders at the close of business on February 1 and August 1 immediately preceding the applicable interest payment date. The First Lien Notes issued on February 9, 2016 were issued at par and the First Lien Notes issued on June 22, 2016 were issued at a premium to par. These First Lien Notes have an effective interest rate of 7.45%.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The First Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by each of Kinetic Concepts, Inc.’s subsidiaries (other than KCI USA, Inc.) (i) to the extent such entities guarantee indebtedness under the senior secured credit facilities or (ii) that are wholly owned domestic subsidiaries that (a) guarantee any other indebtedness of the Notes Issuers or any guarantor, including under the Limited Third Lien Notes or (b) incur any indebtedness under the senior secured credit facilities. The First Lien Notes and related guarantees are secured on a first-priority basis by security interests in all of the Notes Issuers’ and the guarantors’ assets that secure our senior secured credit facilities on a first-priority basis.

The Notes Issuers may redeem some or all of the First Lien Notes at redemption prices (expressed as percentages of the principal amount) equal to 103.938% from February 15, 2018, through February 14, 2019, 101.969% from February 15, 2019, through February 14, 2020, and at par thereafter, plus accrued and unpaid interest, if any, to the redemption date. See “Description of Certain Indebtedness.”

12.5% Limited third lien senior secured notes due 2021

On October 6, 2016, the Notes Issuers co-issued approximately $445.1 million aggregate principal amount of 12.5% Limited Third Lien Senior Secured Notes due 2021. Interest on the Limited Third Lien Notes accrues at the rate of 12.5% per annum and is payable semiannually in arrears on each May 1 and November 1, beginning on November 1, 2016, to the persons who are registered holders at the close of business on April 15 and October 15, immediately preceding the applicable interest payment date.

The Limited Third Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by Acelity L.P. Inc., Acelity, Inc., Chiron Holdings, Inc. and each of Acelity L.P. Inc.’s other subsidiaries (other than the Notes Issuers) to the extent such entities incur or guarantee indebtedness under the senior secured credit facilities or guarantee any other indebtedness of the Notes Issuers or any guarantor, including the First Lien Notes. LifeCell Corporation was an initial guarantor of the Limited Third Lien Notes, but in connection with the sale of the LifeCell Regenerative Medicine business, was released from its guarantee of the Limited Third Lien Notes. The Limited Third Lien Notes are secured on a third priority basis by a perfected security interest in substantially all of the Notes Issuers’ and the guarantors’ tangible and intangible assets (subject to certain exceptions), including U.S. registered intellectual property and all of the capital stock of each of Acelity L.P. Inc.’s direct and indirect wholly-owned material restricted subsidiaries, including the Notes Issuers (limited, in the case of foreign subsidiaries and domestic foreign holding companies, to 65% of the voting capital stock of material foreign subsidiaries and domestic foreign holding companies); provided, that the maximum principal amount of the Limited Third Lien Notes and the related guarantees that are secured by third-priority security interests are $150.0 million.

At any time prior to May 1, 2019, the Notes Issuers, at their option, may redeem up to 100% of the Limited Third Lien Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 112.500% of the aggregate principal amount of the Limited Third Lien Notes being redeemed plus accrued and unpaid interest, if any.

At any time prior to May 1, 2019, the Notes Issuers, at their option, may redeem all or part of the Limited Third Lien Notes at a redemption price equal to 100% of the aggregate principal amount of the Limited Third Lien Notes to be redeemed, plus a make-whole premium plus accrued and unpaid interest, if any, to the date of redemption.

At any time on or after May 1, 2019, the Notes Issuers, at their option, may redeem the Limited Third Lien Notes, in whole or in part, at the following redemption prices (expressed as percentage of the principal amount)

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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if redeemed during the twelve-month period commencing on May 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2019	109.375%
2020 and thereafter	100.000%

As of December 31, 2018, we were in compliance with all covenants under the credit agreement governing the senior secured credit facilities and the indentures governing the Existing Notes.

Interest rate protection

At December 31, 2018, we were party to                  interest rate swap agreements which are used to convert $                 million of our outstanding variable-rate debt to a fixed-rate basis. These agreements, which extend through March 2021, have been designated as cash flow hedge instruments. As such, we recognize the fair value of these instruments as an asset or liability with the changes in fair value recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction as long as the derivative is highly effective. At inception, all derivatives are expected to be highly effective. Quarterly payments under the interest rate swap agreements are due on the last day of March, June, September and December. The aggregate notional amount decreases quarterly by amounts ranging from $3.3 million to $63.4 million until maturity.

For further information on our interest rate protection agreements, see Note 6 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Contractual obligations

We are committed to making cash payments in the future on long-term debt, capital leases, operating leases, licensing agreements and purchase commitments. We have not guaranteed the debt of any other party. The following table summarizes our contractual cash obligations as of December 31, 2018, prior to giving effect to this offering and the use of proceeds therefrom, for each of the periods indicated ($ in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total(1)
Long-term debt obligations(2)	$	$	$	$	$
Interest on long-term debt obligations(2)
Capital lease obligations
Operating lease obligations
Purchase obligations
Related party management fees(3)

Total	$	$	$	$	$

(1)	This excludes our liability of $ million for unrecognized tax benefits as well as other liabilities related to indemnification associated with acquisitions and divestitures. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liabilities.

(2)	Amounts and timing may be different from our estimated payments due to potential voluntary prepayments, borrowings and interest and foreign currency rate fluctuations.

(3)	Represents fees for strategic and consulting services paid to entities affiliated with the Sponsors. See “Certain Relationship and Related Party Transactions.”

Off-balance sheet arrangements

We did not have any material off-balance sheet arrangements as of December 31, 2018.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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Critical accounting estimates

Critical accounting estimates are those that are, in management’s opinion, very important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective or complex judgments. In preparing our financial statements in accordance with GAAP, we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from our estimates. The accounting policies that are most subject to important estimates or assumptions are described below.

Revenue recognition and accounts receivable realization

We recognize revenue in accordance with the “Revenue Recognition” Topic of the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification when each of the following four criteria are met:

1)	a contract or sales arrangement exists;

2)	products have been shipped and title has transferred or services have been rendered;

3)	the price of the products or services is fixed or determinable; and

4)	collectability is reasonably assured.

We sell our products primarily through a direct sales force. In certain international markets, we sell our products through independent distributors. We recognize rental revenue based on the number of days a product is used by the patient/organization, (i) at the contracted rental rate for contracted customers and (ii) generally, retail price for non-contracted customers. Sales revenue is recognized when products are shipped and title has transferred. In the case of distributors, revenue recognition generally occurs when title transfers under the contract assuming all other revenue recognition criteria are met. In certain markets we contract with customers to provide both devices and the related consumables supplies for an “all-inclusive” package price. For these contracts, consideration under the arrangement is allocated to all deliverables on the basis of their relative rental and selling prices. In addition, based on historical experience, we establish realization reserves against revenue to provide for adjustments including volume discounts, rental cancellations, estimated uncollectible amounts based on historical experience, estimated credit memos associated with payer pricing adjustments, product returns and therapy days where patients were not utilizing our products. In addition, revenue is recognized net of administrative fees paid to GPOs and state sales tax paid on post-acute rentals and sales.

The trade accounts receivable in the United States consist of amounts due directly from acute and extended care organizations, third-party payers, or TPP, both governmental and non-governmental, third-party distributors and patient pay accounts. Included within the TPP accounts receivable balances are amounts that have been or will be billed to patients once the primary payer portion of the claim has been settled by the TPP. Trade accounts receivable outside of the United States consist of amounts due primarily from acute care organizations and third-party distributors.

The TPP reimbursement process in the United States requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, could increase total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payer prior to billing the secondary and/or patient portion of the claim, the collection period for a claim in our home care business may, in some cases, extend beyond one year prior to full settlement of the claim.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We utilize a combination of factors in evaluating the collectability of our accounts receivable. For unbilled receivables, we establish reserves to allow for expected denied or uncollectible items. In addition, items that remain unbilled for more than a specified period of time, or beyond an established billing window, are reserved against revenue. For billed receivables, we generally establish reserves using a combination of factors including historic adjustment rates for credit memos and canceled transactions, historical collection experience, and the length of time receivables have been outstanding. The reserve rates vary by payer group. In addition, we record specific reserves for bad debt when we become aware of a customer’s inability or refusal to satisfy its debt obligations, such as in the event of a bankruptcy filing. If circumstances change, such as higher than expected claims denials, post-payment claim recoupments, a material change in the interpretation of reimbursement criteria by a major customer or payer, or payment defaults or an unexpected material adverse change in a major customer’s or payer’s ability to meet its obligations, our estimates of the realizability of trade receivables could be reduced by a material amount. A hypothetical 1% change in the collectability of our trade receivables at December 31, 2018 would impact pre-tax earnings (loss) by an estimated $                 million.

Inventory

Inventories are recorded at the lower of cost or net realizable value, with cost being determined on a first-in, first-out basis. Costs include material, labor, freight and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Any for-sale product inventory that has excess inventory greater than the average shelf life is also reserved at 100%. For inventory associated with our rental medical equipment, we review both product usage and product life cycle to classify inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed and, if necessary, adjustments are made on a monthly basis. We rely on historical information and production planning forecasts to support our reserve and utilize management’s business judgment for “high risk” items, such as products that have a fixed shelf life. Once the value of inventory is reduced, we do not adjust that specific reserve balance until the inventory is sold or otherwise disposed.

Long-lived assets

Property, plant and equipment are stated at cost. Betterments, which extend the useful life of the equipment, are capitalized. Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (30 years for buildings and between 3 and 7 years for most of our other property and equipment) of the assets. If an event were to occur that indicates the carrying value of long-lived assets might not be recoverable, we would review property, plant and equipment for impairment using an undiscounted cash flow analysis and if an impairment had occurred on an undiscounted basis, we would compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly.

Goodwill and other intangible assets

Business combinations are accounted for under the acquisition method. The acquired assets and assumed liabilities are recognized based on their respective estimated fair values as of the acquisition date. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Goodwill is tested for impairment by reporting unit annually as of October 31, or more frequently when events or changes in circumstances indicate that the asset might be impaired. Examples of such events or

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circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition.

Impairment is tested by comparing the carrying value of the reporting unit to its fair value. The fair value of the reporting unit is determined using current industry market multiples as well as discounted cash flow models using certain assumptions about expected future operating performance and appropriate discount rates determined by our management. The assumptions used in estimating fair values and performing the goodwill impairment test are inherently uncertain and require management judgment. When it is determined that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

Identifiable intangible assets include developed technology, in-process research and development, customer relationships, tradenames and patents. We amortize our identifiable definite-lived intangible assets over 5 to 20 years, depending on the estimated economic or contractual life of the individual asset. For indefinite-lived identifiable intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value. When it is determined that the carrying value of identifiable intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of the reporting unit and indefinite-lived identifiable intangible assets. In the event of an approximate                 % and                 % drop in the fair value of our reporting unit and the fair value of our indefinite-lived identifiable intangible assets, respectively, the fair value of the reporting unit and indefinite-lived identifiable intangible assets would still exceed their book values as of October 31, 2018.

Income taxes

Deferred income taxes are accounted for in accordance with the “Income Taxes” Topic of the FASB Accounting Standards Codification which requires the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax bases of assets and liabilities, as measured by current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce our deferred tax assets.

We also account for uncertain tax positions in accordance with the “Income Taxes” Topic of the FASB Accounting Standards Codification. Accordingly, a liability is recorded for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We have established a valuation allowance to reduce deferred tax assets associated with U.S. excess interest, U.S. foreign tax credits, foreign net operating losses, certain state net operating losses and certain foreign deferred tax assets to an amount whose realization is more likely than not. We believe that the remaining deferred income tax assets will be realized based on reversals of existing taxable temporary differences, future earnings and inclusions of foreign income in the U.S. tax return and expected repatriation of foreign earnings. Accordingly, we believe that no additional valuation allowances are necessary. See Note 8 to the consolidated financial statements included elsewhere in this prospectus for further information and discussion of our income tax provision and balances, including discussion of the impacts of the TCJA enacted in December 2017.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Legal proceedings and other loss contingencies

We are subject to various legal proceedings, many involving routine litigation incidental to our business. The outcome of any legal proceeding is not within our complete control, is often difficult to predict and is resolved over very long periods of time. Estimating probable losses associated with any legal proceedings or other loss contingencies is very complex and requires the analysis of many factors including assumptions about potential actions by third parties. Loss contingencies are disclosed when there is at least a reasonable possibility that a loss has been incurred and are recorded as liabilities in the financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or cannot be reasonably estimated, a liability is not recorded in the financial statements.

Recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts.” In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment,” and intangible assets within the scope of Topic 350, “Intangibles-Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods and can be early adopted. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The FASB has issued additional amendments to Topic 606 which follow the same transition guidance as ASU No. 2014-09. We plan to adopt ASU No. 2014-09, and subsequent amendments, on January 1, 2018. In 2016, we established a cross-functional team with representatives from our major revenue streams to review our current accounting policies and practices, assess the effect of the standard on our revenue contracts and identify potential differences. In addition, we are in the process of evaluating changes to our business processes and controls to support recognition and disclosure under the new standard. The Company plans to apply this standard using the modified retrospective approach, which if any impact, would result in a cumulative-effect adjustment as of the date of adoption. We do not anticipate that the adoption of this guidance will have a material effect on our results of operations, financial position or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This ASU amends existing guidance related to the recognition, measurement, presentation, and disclosure of financial instruments. The ASU eliminates the existing requirement to disclose the methods and significant assumptions used to estimate the fair value required to be disclosed for financial instruments measured at amortized cost on the balance sheet, instead requiring entities to disclose the fair value of these financial instruments using the exit price. This ASU also requires an entity that elects to measure a liability at fair value to present separately in other comprehensive income the portion of the total change in the liability’s fair value that is due to a change in credit risk specifically related to the financial instrument. Additionally, this ASU requires that financial assets and financial liabilities be presented separately by measurement category and form of financial asset on the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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balance sheet or in the notes to the financial statements. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The standard should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. In March 2018, the FASB issued ASU No. 2018-03, which clarifies guidance in ASU No. 2016-01 and will be effective for the same periods. The Company is evaluating these updates; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” The objective of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and increasing disclosure requirements to include key information about leasing arrangements. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods, and optional payments to purchase, only if the lessee is reasonably certain to exercise the option. This new guidance continues to differentiate between finance leases and operating leases; there have been no significant changes in the recognition, measurement, and presentation of expenses and cash flows. The FASB has issued additional amendments to Topic 842 which follow the same transition guidance as ASU No. 2016-02. This standard, and subsequent amendments, will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The standard must be applied using a modified retrospective transition approach for leases existing either (a) at, or entered into after, the beginning of the earliest comparative period presented in the financial statements recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the beginning of the earliest comparative period presented, or (b) at the adoption date, recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. We have established a team to review our current accounting policies and practices, assess the effect of the standard on our lease contracts and identify potential differences. The Company has not selected a transition method and we are evaluating this standard to determine if it will have a material effect on our results of operations, financial position or disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses eight classification issues related to the presentation of cash receipts and cash payments in the statement of cash flows. The amendments apply to all organizations. This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period; however, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes the interim period and an entity must adopt all of the amendments in the same period. The standard must be applied using a retrospective transition approach to each period presented in the financial statements. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory.” This standard amends the timing of the recognition of current and deferred income taxes for an intra-entity transfer of assets other than inventory from when the asset has been sold to an outside party to when the transfer occurs. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a business.” This standard provides a more robust framework to use in determining when a set of assets and activities is a business, providing more consistency in applying the guidance, reducing the costs of application, and making the definition of a business more operable. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The amendments in this update should be applied prospectively, on or after the effective date, and may result in fewer transactions being recorded as business combinations. We will adopt this ASU in accordance with the effective dates specified by the FASB.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This standard simplifies the subsequent measurement of goodwill, including eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the amendments in this update, the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This standard will be effective for goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting.” This standard provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless (1) the fair value of the modified award is the same as the fair value of the original award immediately before modification, (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before modification and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before modification. This standard will be effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. These amendments should be applied prospectively to an award modified on or after the adoption date. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” The objective of the ASU is to better align hedge accounting with an organization’s risk management activities in the financial statements. In addition, the ASU simplifies the application of hedge accounting guidance in areas where practice issues exist. Specifically, the amendments permit more flexibility in hedging interest rate risk for both variable rate and fixed rate financial instruments, and introduce the ability to hedge risk components for nonfinancial hedges. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted in any interim period after issuance of the ASU for existing hedging relationships on the date of adoption and the effect of adoption should be reflected as of the beginning of the fiscal year of adoption. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Seasonality

Historically, we have experienced a seasonal slowing of unit demand for our products beginning in the fourth quarter and continuing into the first quarter, which we believe has been caused by year-end clinical treatment patterns, such as the postponement of elective surgeries and increased discharges of individuals from the acute care setting around the winter holidays. Although we do not know if our historical experience will prove to be indicative of future periods, similar slow-downs may occur in subsequent periods.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, including fluctuations in interest rates and variability in currency exchange rates. We have established policies, procedures and internal processes governing our management of market risk and the use of financial instruments to manage our exposure to such risk.

Interest rate risk

We have variable interest rate debt and other financial instruments which are subject to interest rate risk that could have a negative impact on our business if not managed properly. We have a risk management policy which is designed to reduce the potential negative financial effects arising from the impact of fluctuating interest rates. We manage our interest rate risk on our borrowings through interest rate swap agreements which effectively convert a portion of our variable rate borrowings to a fixed rate basis, thus reducing the impact of changes in interest rates on future interest expenses. We do not use financial instruments for speculative or trading purposes.

The table below provides information as of December 31, 2018 about our long-term debt and interest rate derivatives, both of which are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate derivatives, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average interest rates of our interest rate derivatives are based on the nominal amounts which are used to calculate the contractual payments to be exchanged under the contract ($ in thousands):

Expected Maturity Date as of December 31, 2018
	2019		2020		2021		2022		2023		Thereafter		Total		Fair Value(1)
Long-term debt
Fixed rate	$		$		$		$		$		$		$		$
Weighted average interest rate		%		%		%		%		%		%		%
Variable rate	$		$		$		$		$		$		$		$
Weighted average interest rate(2)%				%		%		%		%		%		%

Interest rate swaps(3)
Variable to fixed-notional amount	$		$		$		$		$		$		$		$
Average pay rate		%		%		%		%		%		%		%
Average receive rate(4)%				%		%		%		%		%		%

(1)	The fair value of our fixed rate debt is based on a limited number of trades and does not necessarily represent the purchase price of the entire portfolio.

(2)	The weighted average interest rate for all periods presented represents the nominal weighted average interest rate as of December 31, 2018. These rates reset quarterly.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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(3)	Interest rate swaps relate to the variable rate debt under long-term debt. The aggregate fair value of our interest rate swap agreements of $ million was positive. At December 31, 2018, $ million was recorded as a current asset and $ million was recorded as a long-term asset.

(4)	The average receive rate for future periods are based on the current period rates. These rates reset quarterly.

Foreign currency and market risk

We have direct operations in approximately 20 countries and indirect operations in approximately 70 additional countries. Our foreign operations are generally measured in their applicable local currencies. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. Exposure to these fluctuations is managed primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the applicable local currency. We face transactional currency exposures related to when our foreign subsidiaries enter into transactions denominated in currencies other than their local currency. These nonfunctional currency exposures relate primarily to existing intercompany receivables and payables arising from intercompany purchases of manufactured products. We also face exposure to foreign currency fluctuations related to the Euro denominated portion of our senior secured credit facilities. Based on our overall transactional currency rate exposure, movements in the currency rates will not materially affect our financial condition.

International operations reported operating profit of $                 million for the year ended December 31, 2018. We estimate that a 10% fluctuation in the value of the U.S. dollar relative to these foreign currencies as of and for the year ended December 31, 2018, would change our net earnings (loss) for the year ended December 31, 2018, by approximately $                 million. Our analysis does not consider the implications that such fluctuations could have on the overall economic activity that could exist in such an environment in the United States or the foreign countries or on the results of operations of our foreign entities.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Business

Our company

KCI is a leading global medical technology company focused on advanced wound care and specialty surgical applications. We market a broad range of advanced wound care devices, specialty surgical devices and advanced wound care dressings in approximately 90 countries. Our mission is to improve patients’ lives and change the practice of medicine by focusing on developing and commercializing advanced technological solutions that accelerate healing while reducing the overall cost of care. By offering a comprehensive range of complementary solutions that are used across the continuum of care and several clinical specialties, we have established KCI as the market leader throughout the healing process. We have also established and maintained our market leadership through our development of differentiated technology and best-in-class product offerings, our highly trained sales force, our strong clinical and economic data and our robust support infrastructure.

We are a global pioneer in advanced wound care and specialty surgical solutions. Our history of innovation began over 20 years ago with our introduction of the groundbreaking NPWT technology. We believe that our proven ability to identify and address unmet clinical needs for patients, providers and payers leads to the development of new products and markets. Our products are supported by extensive evidence of superior clinical and economic outcomes, which has increased adoption of our products and generated growth in these new markets. Our track record of successful innovation has accelerated over the last several years through key investments in new product and market development, which is driving strong organic revenue growth. We have also invested in strategic acquisitions, which have added complementary product lines to our business, to better meet the needs of our customers across the continuum of care.

Our business is focused on the development and commercialization of three main product lines:

Advanced wound care devices. Our advanced wound care devices consist of V.A.C. Therapy devices with advanced technologies and dressings marketed across multiple geographies and care settings. We believe our continuous innovation has enabled us to maintain global market leadership in NPWT for over 20 years. For patients suffering from acute or chronic wounds, such as diabetic foot ulcers, V.A.C. Therapy accelerates the wound healing process and reduces healing times to levels unattainable prior to the introduction of our technology. Over the last 20 years, there have been approximately 1,400 peer-reviewed published clinical studies on V.A.C. Therapy. We are currently on our fourth generation of NPWT devices and dressings. Our flagship NPWT devices include V.A.C.ULTA Therapy System and ACTIV.A.C. Therapy System. Our latest advancements in NPWT dressings include V.A.C. VERAFLO and V.A.C. VERAFLO CLEANSE CHOICE dressings, which enable the instillation of a wound cleansing solution in conjunction with NPWT. More recently, we launched several digital wound care initiatives, including a first-in-class technology that enables us to continuously monitor the delivery of NPWT to patients at home. This technology allows us to engage directly with patients and providers, resulting in increased patient compliance, which, in turn, leads to faster healing times and significant cost savings. For the year ended December 31, 2018, advanced wound care devices generated $                 million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

Specialty surgical devices. Our specialty surgical devices consist of several products under our PREVENA and ABTHERA brands in the acute care setting. We have leveraged our expertise in negative pressure technology to create and grow new markets with specialty surgical devices designed specifically for the surgical suite. We launched the first generation of the PREVENA Incision Management System and ABTHERA Open Abdomen Negative Pressure Therapy in 2009 and have maintained consistent market leadership by continuing to launch new generations of these products. PREVENA products employ negative pressure to manage closed surgical incisions and protect incisions from external contamination, while also removing fluid and infectious

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material, which has been shown to reduce the risk of complications following surgical incision. ABTHERA is a temporary abdominal closure system used to manage patients with an open abdomen. In a 280 patient prospective study across 20 U.S. trauma centers, ABTHERA was shown to have a higher primary fascial closure rate versus the control, and the mortality rate for the ABTHERA group was reduced by greater than 50% compared to the control group. For the year ended December 31, 2018, specialty surgical devices generated $                 million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

Advanced wound care dressings. Our AWD consist of a comprehensive portfolio of dressings across all categories, including differentiated wound dressings in the categories of collagen, super-absorbents, foam, gelling fiber and contact layers. Our AWD product line is highly synergistic with our other product lines, helps manage acute and chronic wounds across the care continuum and is often used before, during or after use of our wound care and surgical devices. We believe our PROMOGRAN PRISMA Matrix, a market-leading collagen dressing, has unique hemostatic properties backed by extensive clinical evidence and is highly differentiated from other collagen products due to our proprietary processing technology. Our other innovative AWD brands include ADAPTIC , INADINE , KERRACEL , KERRAFOAM and KERRAMAX CARE dressings. For the year ended December 31, 2018, AWD generated $                million of revenue, representing                 % of our total revenue and                 % growth compared to 2017.

A critical component of marketing our portfolio of solutions and services is our sales organization of approximately 1,550 professionals working across multiple care settings and specialties, with approximately 900 professionals based in the United States. This direct sales infrastructure enables us to market our products to trained medical professionals in specific care settings in the United States, Canada, Western Europe, Japan and other key international markets. In other international markets where we do not have direct sales operations, we distribute our products through third parties. We have established strong relationships globally with key constituencies, including physicians, hospitals, post-acute facilities, GPOs, IDNs, payers and other key clinical and economic decision makers by offering innovative products, comprehensive customer service and clinical education. We believe the continuing expansion of our global sales force will provide us with significant opportunities for future growth as we increase our penetration of existing geographic markets and enter new ones.

Industry overview

We operate in large and growing global markets for advanced wound care and specialty surgical applications.

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Advanced wound care devices market: The global advanced wound care devices market was approximately $1.7 billion in 2017, and we believe the global market opportunity for advanced wound care devices is approximately $5 billion.

•	Specialty surgical devices market: We believe the addressable market for our current specialty surgical devices and planned platform extensions is approximately $4 billion globally.

•	Advanced wound care dressings market: The global advanced wound care dressings market was approximately $4 billion in 2017.

We believe that both the advanced wound care devices and specialty surgical devices markets are underpenetrated and represent significant growth opportunities for our differentiated products in growing global markets.

We believe growth of advanced wound care will be driven by:

•	favorable global demographics and aging population;

•	rising rates of obesity, diabetes and other chronic conditions, resulting in greater incidence and complexity of wounds, such as venous insufficiency ulcers and diabetic foot ulcers;

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•	increasing acceptance of technologies that favor value-based healthcare and reduce the length of hospital stays and readmissions;

•	broadening use of advanced wound care devices across underpenetrated wound types and market segments;

•	growing recognition of the need for differentiated advanced wound care dressings that promote healing of complex and difficult-to-heal wounds; and

•	shift to advanced treatment protocols outside of the United States.

We believe growth in the specialty surgical devices market will be driven by:

•	rising volume of surgical procedures across the globe;

•	increasing awareness of and demand for surgical applications that reduce complications and can save lives;

•	greater emphasis on prevention of expensive complications related to surgical site infection;

•	continued growth in surgical procedures related to the aging population such as total knee arthroscopy;

•	an increase in patient participation in clinical treatment decisions for emotionally intensive procedures, such as breast reconstruction; and

•	increasing adoption of advanced treatment protocols outside of the United States.

Our strategic transformation

Since our 2011 Take Private Transaction, we have transformed our business into a more competitive and focused advanced wound care and specialty surgical devices leader, well-positioned for long-term growth. We have accomplished our strategic transformation through the following initiatives:

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Refocusing our product portfolio and expanding our addressable wound care markets. We divested our non-core Therapeutic Support Systems business in 2012 and our LifeCell Regenerative Medicine business in 2017. We expanded our addressable market in advanced wound care and entered the AWD business by acquiring Systagenix in 2013. We further augmented our product portfolio and technology offerings in AWD with several differentiated and market-leading products through the acquisition of Crawford Healthcare in 2018.

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Creating new markets for our specialty surgical products. We launched the first generations of PREVENA and ABTHERA in 2009 and over the last nine years have invested in clinical and health economic studies that have revealed compelling data about their efficacy. Over this time we have invested in developing new markets for these products by expanding the portfolio around these core platforms, establishing robust medical education programs and building a focused commercial team to create awareness and drive demand. These efforts have resulted in a growing number of clinicians adopting PREVENA and ABTHERA to cost-effectively address patient challenges. We expect that more pre- and post-operative patients will continue to benefit from our specialty surgical devices and that these new markets will continue to grow rapidly as we further invest in and develop this large opportunity.

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Strengthening our leadership team. Since 2017, we have appointed a new Chief Executive Officer and a new Chief Financial Officer as well as several other senior executives. These leadership changes have brought significant experience to our business, while fostering a culture of innovation, investment, customer focus and operational discipline that has reinvigorated our growth.

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Implementing our focused innovation model. We have made significant investments in innovation and product development to create new or improved technologies, while remaining focused on enhancing and extending our existing product lines. Our innovation teams are aligned by product focus to improve the speed and quality of delivering solutions that are well-tailored to the needs of our key customers across geographies and care settings. Since forming our innovation model in 2015, we have accelerated our rate of product launches and have successfully launched and commercialized 43 new products across our three product lines.

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Strengthening operations through business transformation initiatives and other cost savings efforts. We undertook measures to enhance our operating performance through productivity improvements, product development support and other operations functions and augmenting access to product development resources, which continue to drive improved focus, performance and sustained cost savings. We have achieved significant cost savings through several initiatives, including the sale of our AWD manufacturing facility in the United Kingdom and the outsourcing of our informational technology function.

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Continued improvements of our financial flexibility and capacity for investment and acquisitions. We reduced our leverage by prepaying debt with proceeds from the sale of LifeCell in 2017, resulting in improved cash flow from reduced interest expense. This has increased our financial flexibility for investments and acquisitions, including the acquisition of Crawford Healthcare in 2018.

Our competitive strengths

We believe the following competitive strengths have been instrumental to our success and position us for future growth:

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Long history of market leading brands. We are the pioneers of NPWT technology, and our long-standing commitment to, and innovation in, the wound care market have enhanced the global recognition of all of our brands. We continue to be the market leader in NPWT and our advanced wound care devices product line includes top brands, such as the V.A.C.ULTA Therapy and ACTIV.A.C. Therapy Systems, V.A.C. VERAFLO dressings and the SNAP Therapy System. Our AWD product line offers well-recognized global brands, such as PROMOGRAN PRISMA Matrix and the ADAPTIC, INADINE, KERRACEL, KERRAFOAM and KERRAMAX CARE brand dressings. We leveraged our deep experience in NPWT technology to develop our specialty surgical devices product line, which offers market-leading brands such as PREVENA and ABTHERA. Our strong brands, supported by our innovative products and superior clinical and health economic outcomes data, strengthen our market leading positions.

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Demonstrated ability to innovate and commercialize new products and solutions. We have a strong track record of innovation, with 43 product launches since 2015 and 10 product launches in 2018 alone. We believe we have one of the most extensive patent portfolios in both advanced wound care and surgical management, consisting of over 3,300 issued patents and over 1,200 pending patent applications. With the implementation of our focused innovation model, we have introduced new technologies to the marketplace to address the unmet needs of our patients and clinicians. In addition, we have developed disruptive digital wound care solutions designed to meet the needs of our customers, enhance the effectiveness of our therapies and improve our service offerings. Our iOn PROGRESS Remote Therapy Monitoring remotely monitors ACTIV.A.C. Therapy for patients at home and allows us to engage directly with patients and providers, resulting in increased patient compliance, faster healing times and significant cost savings for our customers. Our iOn HEALING Mobile Application provides easy-to-use ordering options for customers and connects caregivers directly with our field representatives. Our history of successful innovation has been instrumental to our growth.

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Clinically and economically superior outcomes. We believe the effectiveness of our offerings, as evidenced by a large body of scientific, clinical and health economic outcomes data continues to drive expanding adoption of our products. We have accumulated approximately 1,400 peer-reviewed, published clinical studies specifically on our products across all three of our product lines. Many of these studies have established industry-leading health economic outcomes data for our product lines. For example, in a 2015 retrospective national claims database analysis from a major commercial payer, results showed compelling economic outcomes data in the outpatient setting for V.A.C. Therapy compared to other competitor NPWT products. The study showed that for more than 8,200 patient claims, twelve-month wound-related costs and all-cause costs for patients treated with V.A.C. Therapy were 27% lower than compared to the same costs for patients treated with a competitor NPWT product over the same time period. In addition, a study presented at the 2014 Symposium of Advanced Wound Care, of over 21,000 patients at 168 hospitals, demonstrated that patients treated with our NPWT product had shorter length of hospital stay, lower readmission rates, and fewer emergency room visits within 60 days of discharge compared to patients treated with a competitor NPWT. Similarly, a meta-analysis of 30 clinical trials including 11 randomized controlled trials has demonstrated that patients using PREVENA had a statistically significant reduction in the rate of surgical site infections compared to standard therapies, which in turn leads to lower total cost of care. We believe compelling clinical evidence is important in expanding adoption of our products.

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Unique expertise in surgical applications. We are the pioneer and the global market leader in the commercialization of specialty surgical devices for post-surgical incision management and abdominal compartment management. As a result of a growing body of clinical evidence supporting reduced post-surgical complications and surgical site infections, we have experienced significant growth in demand for PREVENA from the clinical specialties of orthopedics, plastic surgery, general surgery, cardio-vascular and obstetrics in hospitals. We are also expanding the PREVENA technology platform to address post-surgical complications in complex surgeries, such as breast reconstruction and total knee replacement. We have driven this significant increase in adoption of our products in the surgical suite through investments we have made in new enhancements to PREVENA product line, backed by clinical data and our clinical education initiatives

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Strong commercial execution drives customer relationships. We have made significant investments in our global distribution network to span the continuum of care in order to sell our broad portfolio of complementary products. We have a deep commercial footprint with a global presence in approximately 90 countries through a mix of direct sales and distributors. We have developed extensive relationships with key opinion leaders, health systems, payers and clinicians serving more than 27,000 hospitals and facilities and 550 third-party payers. In addition, we conduct approximately 900 medical education events annually, which educate more than 50,000 clinicians on our products. Our commercial execution is further supported by our extensive field service network and our Advantage Center, which offers 24-hour technical and clinical support, customer service and effective direct billing. Our unique customer service capabilities help drive customer satisfaction, as evidenced by our industry-leading Net Promoter Score of 72. Our commercial functions and relationships enable us to participate in the creation of standards of care, maximize customer satisfaction, ensure compliance and have direct dialogue with patients, payers and clinicians.

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Proven executive leadership team with a long-term track record of value creation. We are led by a dedicated and seasoned senior management team with significant industry experience, which has successfully executed our strategic transformation, maintained our market leadership position in NPWT, successfully launched new products and technologies and driven investment in new areas of growth. We believe our management has the vision and experience to successfully drive our future growth.

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Our business strategy

We intend to grow our business by pursuing the following strategies:

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Continued focus on innovation to grow our advanced wound care devices. We intend to increase global penetration of our advanced wound care devices by continuing to focus on innovation to further differentiate our products. Following increased investments in product enhancements, clinical evidence generation and clinical education regarding the benefits of using our products, we have recently achieved increased growth in our advanced wound care devices product line. Recent launches of new product enhancements in our V.A.C.ULTA Therapy System and V.A.C. VERAFLO dressings, as well as the introduction of digital wound care solutions, have improved compliance with our therapies and outcomes, and have delivered meaningful reductions in the overall cost of wound care.

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Continued investment in specialty surgical applications to increase penetration. We have invested significantly in product innovation, market development, clinical evidence generation and commercial execution to drive increased adoption of our specialty surgical devices. We have recently introduced enhancements to PREVENA and ABTHERA to increase ease-of-use and functionality. We have also made significant investments to identify key providers and facilities that can benefit from the use of our specialty surgical devices. We also plan to continue to enhance our specialty surgical devices portfolio, in particular for knee-replacement and breast reconstruction procedures to expand our customer base. Our goal is to make PREVENA the new standard of care for post-surgical incision management. We believe these investments will help drive our continued growth in specialty surgical devices.

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Portfolio expansion and focused execution to increase market share in advanced wound care dressings. Over the last several years, we acquired Systagenix and Crawford Healthcare to create a complementary portfolio of leading AWD products in the categories of collagen, contact layers, super-absorbent, foam, gelling fiber and contact layer dressings. We have also invested significantly in sales force expansion in key markets, which we believe has resulted in strong growth and increased market share. We plan to leverage our scale and expertise in portfolio development and commercial execution to increase market share in this large and attractive market.

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Increase penetration in existing and new geographies. We believe there are attractive opportunities for our business to continue to grow and gain market share by increasing our penetration in our existing markets. We have successfully entered approximately 90 international markets through increased product registrations, tailored portfolio development, acquisitions, post-acute and community reimbursement initiatives and expansion of commercial channels. In 2018,                % of our revenue was generated from outside the United States. We believe we have significant opportunity for growth in international markets. We will continue to focus on deeper penetration of our existing markets both within and outside of the United States by leveraging our brands, our differentiated products and innovation capability, superior clinical evidence and our commercial execution capabilities, while also expanding our regulatory and sales efforts and pursuing global registrations to enter new markets and geographies.

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Strategic acquisitions. We intend to continue to supplement our organic growth by identifying, acquiring and integrating businesses, technologies and products that enhance our product portfolio, while diversifying our customer base and increasing our global footprint. In addition, we will continue to focus on realizing operational efficiencies from our acquisitions by maintaining a low-cost global manufacturing footprint, eliminating duplicative operations and leveraging common resources across businesses.

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Advanced wound care devices

The table below provides a summary description of the key products within our advanced wound care devices portfolio.

Product	Image	Description	Initial market introduction

ACTIV.A.C.TM Therapy System with iOn PROGRESSTM Remote Therapy Monitoring		iOn PROGRESS Remote Therapy Monitoring is a proprietary remote therapy monitoring system that provides timely feedback on patient NPWT adherence. It works in conjunction with the ACTIV.A.C. Therapy System to monitor adherence beyond the hospital setting.	2016

V.A.C.ULTATM Therapy System		(i) Provides V.A.C. VERAFLO Therapy (which consists of V.A.C. Therapy coupled with automated, controlled delivery and removal of topical wound solutions in the wound bed); and (ii) can be used as the negative pressure source for PREVENA Incision Management System and ABTHERA Open Abdomen Negative Pressure Therapy.	2011

V.A.C.RX4TM Therapy Unit		A therapy unit capable of providing NPWT to multiple wounds simultaneously with individual wound channel controls and feedback. The system uses KCI disposable dressings and canisters.	2018

INFOV.A.C.TM Therapy System		Creates an environment that promotes wound healing by applying mechanical forces to the wound and removing infectious materials.	2007

ACTIV.A.C.TM Therapy System		A simpler and lighter NPWT system, designed to enhance patient comfort and mobility. Automatically documents the patient’s therapy history and treatment times. Reports can be reviewed on-screen or downloaded to a computer and are electronically stored in the system.	2007

V.A.C.VIATM Therapy System		Designed as a single-patient use disposable NPWT device. Provides all of the clinical benefits of V.A.C. Therapy for less-complex wounds having minimal to moderate levels of exudate. Enhances patient mobility and provides discretion, enabling improved patient therapy compliance.	2010

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Product	Image	Description	Initial market introduction

V.A.C.® GRANUFOAMTM Dressing		Designed to adapt to irregular wound contours, V.A.C. GRANUFOAM Dressings allow caregivers to use V.A.C. Therapy for a wide variety of chronic, acute and sub-acute wounds, from simple to complex, and hard-to-reach, inconveniently located wounds.	2009

V.A.C. VERAFLOTM Dressing		Designed for use in wounds that may benefit from the application of NPWT and controlled delivery of topical wound solutions over the wound bed.	2010

V.A.C. VERAFLO CLEANSE CHOICETM Dressing		Promotes a wound cleansing option that facilitates removal of thick exudate material, such as fibrin, slough and thick wet exudate, and other infectious material, to provide a wound cleansing option for clinicians when surgical debridement must be delayed or is not possible or appropriate.	2015

SNAPTM Therapy System		Designed to combine the portability of advanced wound care dressings with the proven efficacy of negative pressure therapy in a mechanically powered unit.	2015

NANOVATM Therapy System		A small, silent, and discreet, mechanically-powered therapy system which helps to simplify the delivery of negative pressure therapy when treating small- to medium-sized, shallow-cavity wounds with small amounts of exudate.	2015

We are a global market leader in the commercialization of NPWT products across all care settings. We built our NPWT product portfolio upon our proprietary V.A.C. Therapy technology, which promotes wound healing by delivering controlled and regulated negative pressure (a vacuum) to the wound bed through an open-cell foam dressing, which helps draw wound edges together, remove infectious materials and actively promotes granulation. Since its introduction, our V.A.C. Therapy technology has changed the way healthcare providers treat and manage wounds.

Each of the V.A.C. Therapy systems in our NPWT product portfolio consists of a therapy unit and four types of related consumables: (i) our proprietary dressings, (ii) an occlusive drape, (iii) a unique tubing system connecting the dressing to the therapy unit and (iv) a specialized canister. Our V.A.C. Therapy dressings are designed to address the unique physical characteristics of different wound types, such as large open wounds, surgical incisions and diabetic foot ulcers. Healthcare providers may select the negative pressure setting on our

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NPWT pumps based on prescriber preferences and requirements. The occlusive drape covers the dressing and secures the foam, thereby allowing negative pressure to be maintained at the wound site. The tubing system is both a means of delivering negative pressure therapy to a wound site as well as a proprietary feedback mechanism to measure and monitor therapy levels. The canister collects the fluids, or exudates, helps reduce odors through the use of special filters and provides for safe disposal of medical waste. The systems have a number of user-assist features to inform users of the status of therapy. For example, our V.A.C. Therapy units include safety alarms that respond in real time to alert users of any tubing blockage, dressing leakage or other condition that may interfere with appropriate therapy delivery.

We also develop our products with the needs of physicians, nurses and patients in mind. The introduction of our iOn PROGRESS Remote Therapy Monitoring system provides timely feedback on patient NPWT adherence. It works in conjunction with the ACTIV.A.C. Therapy System to monitor adherence beyond the hospital setting. The system performs continuous tracking of a patient’s status and transmits data securely to KCI iOn PROGRESS Care Network. With early detection information provided by iOn PROGRESS Remote Therapy Monitoring, iOn PROGRESS Care Network enables caregivers to better monitor patients’ utilization of our products. Patients below the minimum threshold of therapy are engaged by KCI iOn PROGRESS Care Network resulting in an increase in utilization the day after being engaged. These systems and the resulting increased utilization of our products have helped improve patient outcomes.

Our advanced wound care devices product portfolio includes our proprietary ACTIV.A.C. Therapy units and V.A.C GRANUFOAM dressings. Revenue from our ACTIV.A.C. Therapy units represented                %, 31.6% and 32.1% of our total revenue for the years ended December 31, 2018, 2017 and 2016, respectively and revenue from our V.A.C. GRANUFOAM dressings represented                 %, 13.8% and 13.6% of our total revenue for the years ended December 31, 2018, 2017 and 2016, respectively.

For the last 20 years, we have worked with the medical community to develop a significant body of clinical evidence demonstrating the efficacy of our advanced wound care devices. We believe our products provide a significant technological advantage to patients and caregivers in the management of chronic and acute wounds that may help reduce complications at a lower overall cost of care. Since we first introduced V.A.C. Therapy in 1995, approximately 1,400 clinical studies proving and supporting the efficacy of our V.A.C. Therapy have been published in peer-reviewed medical journals such as The Lancet, the International Wound Journal, the World Journal of Surgery, the Plastic and Reconstructive Surgery journal, the Annals of Surgery, the Journal of Wound Care and the Annals of Plastic Surgery. In a 2015 retrospective national claims database analysis from a major commercial payer, results showed compelling economic outcomes data in the outpatient setting for V.A.C. Therapy compared to other competitor NPWT products. The study showed that for the 8,200 patient claims, twelve-month wound-related costs and all-cause costs for patients treated with V.A.C. Therapy were 27% lower than compared to the same costs for patients treated with a competitor NPWT product over the same time period. In addition, a study presented at the 2014 Symposium of Advanced Wound Care, of over 21,000 patients at 168 hospitals, demonstrated that patients treated with our NPWT product had shorter length of hospital stay, lower readmission rates, and fewer emergency room visits within 60 days of discharge compared to patients treated with a competitor NPWT.

In addition, independent consensus conferences have issued guidelines for the use of V.A.C. Therapy for diabetic foot wounds, pressure ulcers, complex chest wounds, hospital-treated wounds and open abdominal wounds. With the addition of instillation therapy to NPWT, there has been a growing body of evidence regarding the positive clinical benefits of this therapy. A study published in the International Wound Journal showed an improvement in granulation tissue surface area and a reduction in yellow fibrinous slough when using VeraFlo therapy with saline.

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Specialty surgical device

The table below provides a summary description of the key products within our specialty surgical devices portfolio.

Product	Image	Description	Initial market introduction

PREVENATM Incision Management System and PREVENA PLUSTM Incision Management System		Provides a closed environment to protect the incision site from external infectious sources, removes exudates and approximates incision edges, all of which assist with the management of closed surgical incisions. Each of the PREVENA and PREVENA Plus systems is fully disposable and comes in many different pump and dressing configurations, including two dressings in use with one pump. The basic components include a battery-powered, pre-programmed therapy unit delivering negative pressure, a peel and place dressing and a carrying case.	2009

PREVENA PLUS CUSTOMIZABLE™ Dressing		Designed for 7-day use with PREVENA PLUS System on linear and non-linear incisions, providing the ability to customize for various shapes and sizes of incisions	2016

PREVENA DUO™ Incision Management System with PEEL & PLACE™ Dressing		Designed to be used post vascular harvesting, breast reconstruction, and orthopedics trauma procedures that often result in more than one incision.	2017

ABTHERATM Open Abdomen Negative Pressure Therapy		Designed specifically for the management of patients with an open abdomen. ABTHERA is a temporary abdominal closure technique, which helps manage exudate, protect the abdominal contents and allow for rapid application. The system includes a dedicated therapy unit delivering negative pressure, which is designed to be easy to use and is made available in the operating room.	2009
ABTHERA ADVANCETM Open Abdomen Dressing		Features the ABTHERA ADVANCE™ Perforated Foam. The unique configuration of the foam is designed to collapse medially when negative pressure is applied, actively drawing wound edges together.	2018

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We strategically extended our product offerings to include products designed specifically for use in the surgical suite. In 2009, we launched PREVENA and ABTHERA, based on our proprietary negative pressure technology platform that are designed to address unique challenges that surgeons encounter during and after procedures in the surgical setting. PREVENA products employ negative pressure to manage closed surgical incisions that continue to drain following sutured or stapled closure and to protect incisions from external contamination, while removing fluid and infectious material. With ABTHERA, clinicians can employ our negative pressure technology in complex open abdominal procedures to help temporarily bridge abdominal wall openings where primary closure is not possible and/or repeat abdominal entries are necessary. These products include a therapy unit, application-specific dressing, tubing set, drape and canister. The levels of negative pressure for each therapy unit are pre-determined based on the surgical procedures the unit is designed to address. Relevant alarms and alerts based on the specific surgical procedure are also built into the unit. The dressings offered are designed to suit the needs of the surgeon during the surgical procedure. A tubing set connects the dressing to the therapy unit. A canister is also available to collect exudate and its size varies to accommodate levels of exudate observed for each type of surgical procedure.

Our PREVENA products incorporate all of the functional elements of NPWT that are necessary for management of closed surgical incisions. The system has the added advantages of being simple in concept and having anatomically adaptable dressings that are uniquely designed to manage and protect surgical incisions following primary closure. Numerous published studies, including randomized controlled trials, have reported positive clinical benefits using PREVENA over different incision types, such as orthopedic, sternal, breast, abdomen and groin.

There have been over 30 published studies that demonstrate a reduction in surgical site complications in various specific groups of surgical patients when using PREVENA including a recently published meta-analysis in the January 2019 issue of Plastic and Reconstructive Surgery Journal, which concluded that PREVENA usage demonstrated a statistically significant reduction in incidence of surgical site infections relative to traditional dressings. Consistently across the dossier of studies, PREVENA is shown to reduce cost of treatment and patient complications related to surgical site infection.

Clinical studies have shown that ABTHERA delivers significant advantages to patients. For example, a randomized controlled clinical trial, data from which was published in the Annals of Surgery in July 2015, included 45 patients with either intra-abdominal trauma or sepsis requiring open abdominal management. The authors observed a greater than 50% reduction in the 90-day mortality rate in the group receiving ABTHERA versus those receiving the traditional Barker’s vacuum-packing technique after abbreviated laparotomy. These findings are consistent with the 2013 prospective 280 patient observational study published in the World Journal of Surgery that observed a 50% reduction in 30-day all- cause mortality and an increased 30-day primary fascial closure rate in patients who received ABTHERA versus Barker’s vacuum-packing technique for treatment of the open abdomen.

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Advanced wound care dressings

The table below provides a summary description of our key products within our advanced wound care dressings product portfolio.

Product	Image	Description	Initial market introduction

KERRACELTM Ag Gelling Fiber Dressing		Contains carboxymethyl cellulose and Ag Oxysalts™ technology to fight infection, destroy biofilm and prevent re-formation in addition to maintaining wounds moisture balance in exuding wounds.	2017

KERRACELTM Gelling Fiber Dressing		A gelling fiber wound dressing made from carboxymethyl cellulose, which turns to gel on contact with exudate to maintain wounds moisture balance for the management of exuding chronic and acute wounds.	2014

KERRACONTACTTM Ag Dressing		A silver wound contact dressing comprising three layers: two non-adherent polyethylene mesh, and a polyester core. All three layers are coated with Ag Oxysalts, making it effective at killing a broad spectrum of bacteria.	2015

KERRAFOAMTM Gentle Border Foam Dressing		Uses a smart absorbent core to manage exudate and lock away harmful components of chronic wound fluid such as bacteria and protects delicate wound tissue and healthy surrounding skin.	2014

KERRAMAX CARETM Dressing		A range of super-absorbent dressings with Exu-Safe Technology, designed to manage highly exuding wounds. The super-absorbent gel layer swells on contact to lock away harmful chronic wound exudate in the dressing’s core, protecting the delicate wound tissue and healthy surrounding skin. KERRAMAX CARE Dressing comes in a wide selection of shapes and sizes, with and without an adhesive border.	2009

SILVERCELTM Antimicrobial Alginate Dressing		A sterile, non-woven pad composed of a high G (guluronic acid) alginate, carboxymethylcellulose and silver coated nylon fibers. SILVERCEL Dressing is for the management of chronic wounds.	2004

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Product	Image	Description	Initial market introduction

PROMOGRANTM Matrix Wound Dressing		An absorbent open-pored, sterile, freeze-dried matrix that is composed of 55% collagen and 45% oxidized regenerated cellulose. These are both natural materials that are readily broken down or reabsorbed when placed in the wound.	2001

PROMOGRAN PRISMATM Matrix		Comprised of a sterile, freeze dried composite of 44% oxidized regenerated cellulose (ORC), 55% collagen and 1% silver-ORC. Silver-ORC contains 25% weight for weight ionically bound silver, a well-known antimicrobial agent.	2005

TIELLE LIQUALOCKTM Hydropolymer Foam Dressings with Advanced Absorption Technology		A range of hydropolymer foams with LiquaLock advanced absorption technology designed to manage different levels of exudate across a range of wound types and they come in a wide selection of shapes and sizes with or without an adhesive border.	1992

ADAPTICTM Non-Adhering Dressing		A primary dressing made of knitted cellulose acetate fabric and impregnated with a specially formulated petrolatum emulsion. It is designed to help protect the wound while preventing the dressing from adhering to the wound and to minimize pain and trauma upon removal.	1956

We market a portfolio of advanced wound care dressings that focuses on addressing chronic and acute wounds. Our dressings are also highly complementary to our advanced wound care devices and specialty surgical devices. Our dressings are often used before, during and after the use of our advanced wound care devices or specialty surgical devices at various stages of healing. Our advanced wound care dressings product portfolio is designed to maintain a moist wound environment to promote healing and to protect the wound site from infection while managing exudate and odor and providing patient comfort. Our dressings utilize a variety of materials and technologies such as collagen, foam, hydropolymer, silicon, hydrocolloids, hydrogels, alginates and non-adherent layers. Our advanced wound care dressings also incorporate antimicrobial materials into specialized dressings, such as silver and iodine.

Our PROMOGRAN Matrix brand is a market-leading collagen dressing that helps promote wound healing by providing the benefits of collagen and maintaining a moist wound environment. In published scientific studies, PROMOGRAN Matrix has been proven to help restore the balance of the wound microenvironment and has demonstrated improved rates of healing in diabetic foot ulcers compared to the standard of care. Our PROMOGRAN Matrix line of products is often used for the management of diabetic foot ulcers, venous leg ulcers and pressure ulcers, as well as traumatic and surgical wounds, all of which can be complex and difficult to manage. The clinical benefits of PROMOGRAN Matrix are further enhanced in our PROMOGRAN PRISMA Matrix

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line of dressings with the use of ionic silver, which helps protect the dressing against bacterial contamination. Efficacy is supported by a large body of clinical evidence, including 13 published randomized controlled trials. A randomized control trial performed by Gottrup et al., published in Wound Repair and Regeneration in 2013, compared PROMOGRAN PRISMA Matrix to the standard of care in diabetic foot ulcers. Significantly more wounds treated with PROMOGRAN PRISMA Matrix showed more than 50% reduction in wound area at week four as compared to the control group. There were also significantly fewer withdrawals from the study because of infection in the PROMOGRAN PRISMA Matrix group as compared to the control group. The authors concluded that “the results suggest that [PROMOGRAN PRISMA Matrix] normalizes the wound microenvironment and protects against infection, resulting in improved wound healing.”

Our TIELLE foam dressings, ADAPTIC contact layer dressings and SILVERCEL non-adherent antimicrobial alginate dressings are also leading brands designed to provide patient comfort and maintain an optimal moist wound healing environment. ADAPTIC TOUCH dressing is often used in conjunction with NPWT to enhance patients’ comfort and safety in certain applications.

Customers

In the U.S. acute care and long-term care setting, we contract with healthcare facilities, individually or through proprietary or voluntary GPOs and IDNs, that represent large numbers of hospitals and long-term care facilities. We bill these facilities directly for the rental and sale of our products. In the U.S. home care setting, we provide our products and therapies to patients in the home and bill third-party payers, such as Medicare and private insurance, directly. In the United States, we primarily distribute our advanced wound care dressings through independent distributors. Outside of the United States, most of our revenue is generated in the post-acute and acute care settings on a direct billing basis, or through sales to distributors in countries where we have indirect operations.

None of our individual customers or third-party payers accounted for 10% or more of total revenues for 2018, 2017 or 2016.

Sales and marketing

We promote, market and sell our products through a sales organization comprised of direct sales employees, independent agencies and distributor partners. Our sales operations are geographically diverse with direct sales in approximately 20 countries and indirect operations in approximately 70 additional countries. We support the efforts of both our direct sales employees and third-party partners through the deployment of clinical consultants, all of whom are healthcare professionals. These specialists provide technical expertise relating to our products and engage surgeons and hospitals directly to assist them in better understanding product capabilities, our value propositions and market trends.

Our principal markets are North America, Western Europe, Japan and Australia. As of December 31, 2018, our U.S. direct sales organization consisted of approximately 900 employees, covering the continuum of care. We continually train our sales team to ensure familiarity with our portfolio of products. The principal markets, products and methods of distribution in our international operations vary with market size and stage of development. Generally, we maintain a geographically based sales network that we believe provides greater flexibility in international markets. Our international sales network consists of approximately 650 direct sales employees and over 350 distribution partners.

We distribute our products with direct service infrastructure in the United States as well as through third-party logistics providers in the United States and other markets outside the United States where we have direct operations. In the United States, we primarily distribute our advanced wound care dressings through

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independent distributors. We primarily rely on independent distributors in many of our international markets who generally control the importation and marketing of our product within their territories. Our products are utilized in acute care hospitals and facilities, long-term care facilities and in customers’ homes. Because physicians and nurses are critical to the adoption and use of our advanced wound care devices, specialty surgical devices and advanced wound care dressings, we educate and train these medical practitioners in the application of our products. We equip clinical consultants with the specific knowledge necessary to drive optimal clinical outcomes, restore patient well-being and reduce the cost of patient care.

Support and infrastructure

Our service and support model focuses on developing best practices for patient healing across a complex continuum of care. We conduct approximately 900 medical education events annually, which educate more than 50,000 clinicians each year on our products. We also offer 24-hour technical and clinical support to physicians, nurses and other caregivers and provide customer service and effective direct billing operations involving payers and patients through our Advantage Center, which is supported by approximately 900 employees and agents. Our Advantage Center provides extensive customer support, which frequently includes obtaining payer approval and authorization for our products and therapies, order fulfillment and product delivery support, direct billing of third-party payers on covered placements of our products. Additionally, our Advantage Center, whose staff includes many clinically trained personnel, also provides clinical support to ensure the safe and effective use of our products and therapies. We believe the vertically integrated capabilities we offer through our Advantage Center is a competitive advantage, allowing us to interact directly with payers, patients and their caregivers without having to rely on third-party distributors or home medical equipment providers for this important function. This enables us to ensure quality and compliance, while retaining top-to-bottom margins that are unavailable to our competitors who lack this key competency. We provide our customers with a high-touch level of service supported by over 500 field service representatives operating out of a global network of approximately 140 service centers. In addition, our iOn PROGRESS Remote Therapy Monitoring remotely monitors ACTIV.A.C. Therapy for patients at home and allows us to engage directly with patients and providers, resulting in increased patient compliance, faster healing times and significant cost savings for our customers. Our iOn HEALING Mobile Application provides easy-to-use ordering options for customers and connects caregivers directly with our field representatives. These core service and support capabilities enable us to participate in the creation of standards of care, maximize customer satisfaction, ensure compliance and have direct dialogue with patients, payers and clinicians.

Competition

Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. We believe that the principal competitive factors in our markets are:

•	quality, reliability and ease of use;
•	price;
•	differentiated product features that deliver superior clinical outcomes and economic value;
•	clinical support and education for customers on product use and clinical practice;
•	innovation capabilities to bring new products to market that meet customer needs;
•	dedicated, around-the-clock customer service for technical, clinical and reimbursement support; and
•	deep-rooted relationships with customers and buyers.

Our products compete with various commercially available negative pressure therapy products as well as other modalities in wound care. Key competitors to our business include 3M Health Care Ltd., Cardinal Health, Inc.,

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Coloplast Corp, ConvaTec Inc., Mölnlycke Health Care, Smith & Nephew plc. and The Hartmann Group. In addition, there are several smaller regional companies that have introduced medical devices designed to compete with our products.

We also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as to acquire technologies and technology licenses complementary to our products or advantageous to our business.

We are aware of several companies that compete or are developing technologies in our current and future product areas. As a result, we expect competition to remain intense. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement, are cost effective, safe and effective.

Suppliers, raw materials and manufacturing

We have a strong base of third-party suppliers located around the world. These suppliers support our supply chain strategy that involves minimizing our capital investment, controlling costs and shortening cycle times. We work closely with our suppliers to ensure our inventory needs are met while maintaining high quality and reliability. We select our suppliers carefully. All potential new suppliers are evaluated across multiple factors including, but not limited to, manufacturing capability, compliance with our internal quality system requirements, compliance with international standards, as required, stability and continuity of supply and financial stability prior to becoming one of our approved suppliers. Only raw materials from approved suppliers are used in the manufacture of our products.

Our existing suppliers are audited at pre-determined intervals, either through on-site audits or remote monitoring, to ensure their standards are maintained and our internal quality system requirements are met. In addition, each of our existing suppliers are evaluated every six months to confirm quality of performance and supply and to identify any new risks that may arise within the raw material supply chain.

We have entered into long-term supply contracts with our largest suppliers, and such contracts are typically multi-year agreements that include supply and delivery commitments and exclusivity and pricing terms. In order to manage any single source suppliers, we maintain redundant manufacturing capabilities for certain of our products to ensure we maintain sufficient inventory consistent with good practice and production lead-times. We believe our supplier relationships will be able to support our potential capacity needs for the foreseeable future. To date, we have not experienced any significant difficulty locating and obtaining the suppliers or materials necessary to fulfill our production requirements.

Component parts and materials for our products are obtained from industrial distributors, original equipment manufacturers and contract manufacturers. The majority of parts and materials are readily available in the open market (steel, aluminum, plastics, fabrics, polymers, pumps, electronic components, etc.). Substantially all of the raw materials used in the manufacture of both our advanced wound care devices and specialty surgical devices are procured from single source suppliers. As part of our normal business process, we continue to develop and qualify second source suppliers where needed.

The manufacture of our advanced wound care devices, specialty surgical devices and related consumables is conducted at our manufacturing facilities in Athlone, Ireland, Peer, Belgium, and the manufacturing facilities of two third-party contract manufacturers in Mexico. Our advanced wound care dressings are primarily manufactured at a third-party manufacturing facility in Gargrave, England, supplemented by a network of other third-party contract manufacturers located mainly in the United Kingdom and some in the United States. We plan to leverage our existing infrastructure and manufacturing capabilities to expand internal production for

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our advanced wound care devices, specialty surgical devices and related consumables in the future. Our manufacturing processes for our advanced wound care devices and specialty surgical devices involve producing final assemblies in accordance with a master production plan. Assembly of our devices is accomplished using metal parts, plastics, electronics and other materials and component parts that are primarily purchased from outside suppliers. Our manufacturing processes and quality systems are designed to comply with appropriate FDA and ISO requirements.

Research, development and clinical sciences

We have made significant investments in our product development capabilities to enhance our product lines, and believe that ongoing research and development efforts are essential to our success. Our product design teams consist of engineers, product managers and clinical consultants, who work closely together in an integrated product development process to design, enhance and validate our technologies and techniques.

Our research and development efforts include the development of new and synergistic technologies across the continuum of wound care, including tissue preservation and repair, and new applications of negative pressure technology and advanced wound care dressings. We continue to focus our efforts in developing new cost-effective products and technologies that result in superior clinical outcomes. One of our primary focuses for innovation is to gain greater insights into areas of high clinical need where we can bring new product solutions with novel technologies to help clinicians address these problems. In addition, we strive to improve the value proposition of our products by increasing their clinical and economic benefits and by improving their ease of use. Expenditures for research and development, including clinical trials, in each of the periods below, were as follows:

	Year ended December 31,
($ in thousands)	2018	2017	2016
Research and development expenses	$	$35,647	$34,869

Our teams of scientists and engineers conduct extensive electronic and mechanical testing on all NPWT units and dressings throughout the development process. We use a disciplined design control process for developing all of our products as prescribed by the FDA. This involves developing product design inputs through direct feedback from prospective users of the products, then verifying that these characteristics have been met upon completing the product development process. Most of our products are Class II medical devices. For Class II devices, we submit 510(k) applications to the FDA for clearance to market the products. Many of NPWT units and dressings are used by a wide spectrum of clinical professionals. As such, we conduct extensive human usability testing in our advanced testing center to ensure that our ease-of-use features are properly executed by all levels of staff, from physicians and nurses to patients.

Intellectual property

Our success depends, in part, upon our ability to protect, maintain and enforce our intellectual property. To protect our proprietary rights in our products, new developments, improvements and inventions, we rely on a combination of patents, trademarks, trade secrets and other intellectual property rights, and contractual restrictions on use, disclosure and copying, as well as contractual obligations with respect to ownership and transfer of title. We seek to proactively protect our innovations by filing U.S. and foreign patent applications, and our growing intellectual property portfolio reflects a significant investment. We have also acquired intellectual property rights via the strategic acquisition or license of patents from third parties to complement our internally-developed intellectual property assets. For example, we rely in part on patent rights acquired from third parties for commercialization of our PREVENA platform.

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We utilize both in-house and external specialist intellectual property lawyers to oversee and prosecute our intellectual property assets. As of December 31, 2018, we owned or in-licensed approximately 690 issued U.S. patents, 2,670 issued foreign patents, 450 pending U.S. patent applications and 780 pending foreign patent applications. Most of the patents in our patent portfolio have a term of 20 years from their date of priority. Many of our products and services are offered under proprietary trademarks. As of December 31, 2018, we owned approximately 120 U.S. trademark registrations, 1,750 foreign trademark registrations, 30 pending U.S. applications to register trademarks and 130 foreign applications to register trademarks.

We believe that our knowledge and experience and our trade secret, know-how and other confidential information with respect to development and manufacturing processes, materials and product design have been important in maintaining our proprietary product lines and in developing and maintaining our competitive position. We protect our proprietary rights in trade secrets and know-how through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, suppliers, strategic partners, co-developers, employees, consultants and others who may have access to our confidential and proprietary information. As a condition of employment, we generally require employees to execute a confidentiality agreement relating to proprietary information and assignment of patents and other intellectual property rights to us. We do not consider our business to be materially dependent upon any individual patent, trademark or trade secret.

Employees

As of December 31, 2018, we had approximately 4,600 employees worldwide, almost all of whom were full time employees and the majority of whom were located in North America. Other major concentrations of employees are located in Europe and at our manufacturing, research and development, engineering and shared services operations based in the United Kingdom, Ireland, Belgium and Hungary. None of our employees in the United States are represented by a labor union or covered by a collective bargaining agreement. We do have collective bargaining agreements, relationships with works councils and similar statutorily mandated employees representatives in certain countries outside the United States.

Properties

We own our corporate headquarters, which is located in San Antonio, Texas. In addition, we lease office space in San Antonio, Texas and Gatwick, England, which are used for sales and marketing, customer service, research and development facilities, information technology and for general corporate purposes. We also lease service centers in countries where we have direct operations. We maintain engineering operations in the United States and manufacturing and engineering operations in Ireland and Belgium. We believe that all buildings, machinery and equipment are in good condition, suitable for their purposes and are maintained on a basis consistent with sound operations and that our current facilities will be adequate to meet our needs for 2019 and 2020.

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The following is a summary of our primary facilities:

Location	Description	Segment	Owned or leased
San Antonio, TX	Corporate Headquarters	Corporate	Owned
Gatwick, England	UK Offices	AWT	Leased
San Antonio, TX	R&D and Medical Facility	AWT	Leased
San Antonio, TX	Billings, Collections and Customer Service	AWT	Leased
San Antonio, TX	Information Technology and Training	Shared Services	Leased
San Antonio, TX	Technical Service Center	AWT	Leased
Budapest, Hungary	Financial and Other Shared Services	Shared Services	Leased
Dorset, England	R&D and Administrative Offices	AWT	Leased
Athlone, Ireland	Manufacturing Plant	AWT	Leased
Peer, Belgium	Manufacturing Plant	AWT	Leased

When the applicable lease terms expire, we may extend our leases or choose to let the initial lease expire and find alternative space to purchase or lease.

We intend to add new facilities or expand existing facilities as we expand our operations, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion.

Government regulation and other considerations

Our products and operations are subject to extensive regulation by numerous U.S. and foreign government agencies, including the FDA, and various laws and regulations governing the development, design, testing, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, marketing, promotion, distribution, import and export, recordkeeping and post-market reporting of our products. We are also governed by U.S. federal, state, local and international laws of general applicability, such as those regulating employee health and safety and the protection of the environment. Overall, the scope and extent of U.S. and foreign laws and regulations applicable to our business is increasing, and we continue to monitor applicable developments to ensure continued compliance.

FDA premarket clearance and approval requirements

All of our medical devices sold in the United States are subject to the FDCA as implemented and enforced by the FDA. The FDA and, in some cases, other government agencies administer requirements covering the design, development, testing, safety, effectiveness, manufacturing, labeling, promotion, advertising, distribution and post-market surveillance of our products. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510 (k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially

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distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

Unless an exemption applies, each medical device that we market must first receive either premarket notification clearance (by filing a 510(k) submission) or premarket approval (by filing a PMA) from the FDA. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement. The process of obtaining FDA clearance or approval of a medical device can be lengthy and costly. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can take longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain, and is generally preceded by the conduct of a well-controlled clinical study. The PMA review and approval process generally takes from one to three years, but it can take longer.

510(k) marketing clearance pathway

Our current products are subject to premarket notification and clearance under section 510(k) of the FDCA, unless an exemption applies. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from nine to 12 months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination.

Many minor modifications today are accomplished by a manufacturer documenting the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510 (k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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The FDA is currently considering proposals to reform its 510(k) marketing clearance process, and such proposals could include increased requirements for clinical data and a longer review period. In November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers using the 510(k) pathway toward the use of newer predicates. These proposals include plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. These proposals have not yet been finalized or adopted, and the FDA announced that it would seek public feedback prior to publication of any such proposals, and may work with U.S. Congress to implement such proposals through legislation.

Post-market regulation

After our products are cleared or approved for marketing, we are also subject to numerous and pervasive regulatory requirements that govern our business operations, products and technologies, including:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•

labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with new requirements for Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. The U.S. government has interpreted this law broadly to apply to the marketing and sales activities of manufacturers. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the False Claims Act. Violations can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

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the Stark law, which prohibits physicians from referring Medicare or Medicaid patients to an entity that bills these programs for the provision of certain designated health services, including durable medical equipment, prosthetics, orthotics and supplies, if the physician (or a member of the physician’s immediate family) has a financial relationship with that entity. These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the False Claims Act, which can result in additional civil and criminal penalties. Violations of the Stark law can potentially give rise to denial of payment for the services provided in violation of the prohibition; refunds of amounts collected by an entity in violation of the Stark law; a civil penalty of up to $24,748 for each bill or claim for a service arising out of the prohibited referral; the imposition of up to three times the amounts for each item or service wrongfully claimed; possible exclusion from federal healthcare programs, including Medicare and Medicaid; and a civil penalty of up to $164,992 for each arrangement or scheme that the parties know (or should know) has the principal purpose of circumventing the Stark Law’s prohibition;

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HIPAA, which created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the Sunshine Act, which requires certain applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or CHIP to report annually to CMS information related to payments and other transfers of value to physicians, certain other healthcare providers, and teaching hospitals, and applicable manufacturers and group purchasing organizations, to report annually ownership and investment interests held by physicians and their immediate family members. Applicable manufacturers are required to submit annual reports to CMS. Failure to submit required information may result in civil monetary penalties of $11,278 per failure up to an aggregate of $169,170 per year (or up to an aggregate of $1.128 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission, and may result in liability under other federal laws or regulations;

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the False Claims Act, which prohibits among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval and from, making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim in order to secure payment

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or retaining an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery;

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the civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. A person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the Anti-Kickback Statute and False Claims Act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts; and

•	the FCPA, which can be used to prosecute companies in the United States for certain improper arrangements with foreign government officials or other parties outside the United States.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, our facilities, records, and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR or other applicable regulatory requirements could result in the shutdown of, or restrictions on, our manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

Failure to comply with these laws and regulations could result in compliance or enforcement actions that result in criminal liability, significant fines or penalties, warning letters, untitled letters, or other notices or communications alleging a violation of applicable requirements, recalls, withdrawals, or administrative detention or seizure of our products; refusing or delaying requests for marketing clearance or approval, or withdrawing clearances or approvals that have already been granted, negative publicity and substantial costs and expenses associated with investigation and enforcement activities. To assist in our compliance efforts, we adhere to many codes of ethics and conduct regarding our sales and marketing activities in the United States and other countries in which we operate. In addition, we have in place a dedicated Chief Compliance Officer and compliance team to implement, monitor and improve our internal business compliance programs and policies.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Privacy and security laws

Health insurance portability and accountability act

Under HIPAA, as amended by HITECH, HHS has issued regulations to protect the privacy and provide for the security of protected health information used or disclosed by certain entities including health care providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in certain health care transactions and standardization of identifiers for health plans and providers. Penalties for violations of HIPAA and HITECH laws and regulations include civil and criminal penalties.

Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards for the Protection of Electronic Protected Health Information, which require covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.

The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain, or transmit PHI on behalf of a business associate. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI as defined under HIPAA.

HIPAA requires the notification of patients, and other compliance actions, in the event of a breach of unsecured PHI. If notification to patients of a breach is required, such notification must be provided without unreasonable delay and in no event later than 60 calendar days after discovery of the breach. In addition, if the PHI of 500 or more individuals is improperly used or disclosed, we would be required to report the improper use or disclosure to the U.S. Department of Health and Human Services, or HHS, which would post the violation on its website, and to the media. Individuals (or their personal representatives, as applicable) have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.

HIPAA authorizes state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As a covered entity with downstream vendors and subcontractors and, in certain instances, as a business associate of other covered entities with whom we have entered into a business associate agreement, we have certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to us, and we could incur significant liability if we fail to meet such obligations. HIPAA and HITECH impose civil and criminal penalties against covered entities and business associates for noncompliance with privacy and security requirements. Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA.

Numerous other federal, state and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. In addition, Congress and some states are considering new laws and regulations that further protect the privacy and security of medical records or medical information. With the recent increase in publicity regarding data breaches resulting in improper dissemination of consumer information, many states have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected customers. Generally, these laws are limited to electronic data and make some exemptions for smaller breaches. Congress has also been considering similar federal legislation relating to data breaches. The Federal Trade Commission and states’ Attorneys General have also brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the Federal Trade Commission Act. In addition to data breach notification laws, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. We intend to continue to comprehensively protect all personal information and to comply with all applicable laws regarding the protection of such information.

International regulation

Internationally, the regulation of medical devices is complex. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, also are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. For example, the European Commission, or the EC, has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these regulations, manufacturing plants must have received quality system certification from a “Notified Body” in order to sell products within the Member States of the European Union. Medical devices deemed to be in the high risk classification further undergo a distinct design review by the Notified Body. Certification allows manufacturers to affix a “CE” mark to the products. Products covered by the EC regulations that do not bear the CE mark may not be sold or distributed within the European Union. Although the more variable national requirements under which medical devices were formerly regulated have been substantially replaced by the European Union Medical Devices Directive, individual nations can still impose unique requirements that may require supplemental submissions. The CE Mark is also recognized in many countries outside the European Union, such as Australia and Saudi Arabia, and can assist in the clearance process. In April 2017, the Medical Device Regulation was adopted to replace the European Medical Device Directive. The Medical Device Regulation will apply after a three-year transition period and imposes stricter requirements for the marketing and sale of medical devices and grants Notified Bodies increased post-market surveillance authority.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval through a pre-market approval application, or shonin. The Japanese government, through the Ministry of Health, Labour, and Welfare, or the MHLW, regulates medical devices under the Pharmaceutical Affairs Law, or the PAL. Oversight for medical devices is conducted through the Pharmaceutical and Medical Devices Agency, or the PMDA, a government organization responsible for scientific review of market authorization applications, and inspection and auditing of manufacturers to ensure compliance with clinical, laboratory, and manufacturing practice requirements. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions. We are subject to inspection for compliance by the MHLW and the PMDA.

In many of the other foreign countries in which we market our products, we may be subject to requirements affecting, among other things:

•	product standards and specifications;
•	packaging;
•	labeling;
•	quality systems;
•	imports;
•	tariffs;
•	duties; and
•	taxes.

Many of the requirements applicable to our devices and products in these countries are similar to those of the FDA. In some regions, the level of government regulation of medical devices is increasing, which can lengthen time to market and increase registration and approval costs. In many countries, the national health or social security organizations require the Company’s products to be qualified before they can be marketed and considered eligible for reimbursement.

In addition, we are subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU Member States and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. In particular, the GDPR went into effect on May 25, 2018, replacing the previous data protection laws of each EU Member State. The GDPR implements more stringent operational requirements for controllers and processors of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, mandatory data breach notification requirements and higher standards for data controllers and processors to demonstrate that they have obtained valid consent for certain data processing activities. These fines can be very high. For instance, the GDPR introduces fines of up to EUR 20 million or 4% of a group’s worldwide annual turnover for certain infringements. In addition, privacy regulations differ widely from country to country. The GDPR provides that EU Member States may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition.

Healthcare initiatives and reimbursement

Government and private sector initiatives to control the increasing cost of healthcare, including price regulation and competitive pricing, coverage and payment policies, comparative and cost-effectiveness analyses, technology assessments and managed-care arrangements, are continuing in many geographies where we do business, including the United States, Europe and Japan. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. For example, government

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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programs, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for procedures or treatments, and some third-party payers require their pre-approval before medical devices or therapies are utilized by patients. These various initiatives have created increased price sensitivity over medical products generally and may impact demand for our products. A substantial portion of product placements are subject to reimbursement coverage criteria from various public and private third-party payers, including government-funded programs, and other publicly funded health plans in foreign jurisdictions. As a result, the demand and payment for our products are dependent, in part, on the reimbursement policies of these payers. Payment by government entities for our products in the United States is subject to regulation by the Centers for Medicare and Medicaid Services, or CMS, and comparable state agencies responsible for reimbursement and regulation of healthcare items and services. Reimbursement fee schedules regulate the amount the United States government will reimburse hospitals, providers and suppliers for the care of persons covered by Medicare. This includes in some instances determining whether specific technologies, and their correlating procedures, are covered, and if so, what the payment rate may be. Changes in current reimbursement levels could have an adverse effect on market demand and our pricing flexibility.

In the U.S. home care market, our NPWT products are eligible for Medicare Part B reimbursement, subject to Medicare rules and regulations. Many U.S. commercial insurers have adopted coverage criteria similar to Medicare standards. We maintain CMS deemed accreditation in the United States through the ACHC. In addition to tri-annual ACHC reaccreditation survey visits, our U.S. Service Centers are also subject to numerous unannounced inspections, including by federal and state payers (Medicare and Medicaid) and state agency licensing inspections. From time to time, CMS periodically initiates payment schedule changes and bidding programs that affect the home care NPWT portion of our business. The revenue from U.S. Medicare placements of durable NPWT products for many jurisdictions is set to a single unique payment amount under Medicare’s durable medical equipment competitive bidding program. Beginning in 2013, as part of this competitive bidding program, CMS announced new reimbursement rates for Medicare patients in the home which resulted in reimbursement declines for NPWT across select major metropolitan areas. In subsequent years, reimbursement for the NPWT portion of our business has also been impacted by the competitive bidding program in additional areas with the most recent reductions taking effect in January 2017. Additionally, sequestration cuts of 2% were implemented to all Medicare Part A and B fee-for-service payments, including items under Medicare competitive bidding contracts that began on April 1, 2013. CMS applies the 2% reduction to all claims after determining patient coinsurance and any other applicable deductible and Medicare secondary payment adjustments. The sequestration cut is in place until 2027 unless Congress acts. The rate cuts which took effect in January 2017 and our continued servicing of certain Medicare jurisdictions through an indirect supplier model negatively impacted revenue by approximately $34.2 million during the year ended December 31, 2017. With no further rate cuts, Medicare pricing stabilized in 2018, and we have benefited from rate relief in certain rural markets which started in the second half of 2018 and will continue in 2019 and 2020. Additionally, KCI has returned to a direct model for all Medicare jurisdictions as of January 1, 2019. We plan to bid directly for the next round of Medicare competitive bidding contracts, which are anticipated to go into effect on January 1, 2021.

Healthcare cost containment efforts have also prompted hospitals and other customers of medical device manufacturers to consolidate into larger purchasing groups to enhance purchasing power, and this trend is expected to continue. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are larger, more complex and tend to involve more long-term contracts than in the past. These larger customers, due to their enhanced purchasing power, may attempt to increase the pressure on product pricing. We expect that pricing of medical devices will remain under pressure as alternative payment reform such as prospective payment systems for hospital care, preferential site of service payments, value-based purchasing and accountable care organizations continue to take shape globally.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Similarly, governments are increasing the use of tenders, placing pressure on medical device pricing. Foreign governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services. We are continuing our efforts to obtain expanded reimbursement for our products and related consumables in foreign jurisdictions. These efforts have resulted in varying levels of reimbursement for our products from private and public payers in multiple jurisdictions, primarily in the acute care setting. Generally, our NPWT products are covered and reimbursed in the inpatient hospital setting and to some extent, depending on the country, in post-acute or community-based care settings (Austria, Switzerland and some regions in Italy). However, in certain countries, such as Germany, the United Kingdom, France and Spain, post-acute care coverage and reimbursement are largely provided on a case-by-case basis and multiple efforts are underway with certain countries to secure consistent coverage and reimbursement policies in community-based outpatient care settings. In targeted countries, we are utilizing accepted “coverage with evidence” mechanisms in close cooperation with local clinicians and clinical centers, government health ministry officials and, in some cases, private payers to obtain the necessary evidence to support adequate coverage and reimbursement. Overall, the prospects of achieving broader global coverage and reimbursement for our products in both acute and post-acute settings are dependent upon the controls applied by governments and private payers with regard to rising healthcare costs. We believe that our plans to achieve positive coverage and reimbursement decisions for our products outside the United States are supported by the growing requirements to provide supporting clinical and economic evidence.

Healthcare reform

In March 2010, the PPACA and the Health Care and Education Reconciliation Act were enacted into law in the United States, which included a number of provisions aimed at improving the quality and decreasing the costs of healthcare. The legislation imposed, among other things, an excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. We were subject to this excise tax on our sales of certain medical devices we manufacture, produce or import. The Consolidated Appropriations Act of 2016, signed into law on December 18, 2015, suspended the 2.3% excise tax on medical devices beginning on January 1, 2016. The suspension expired on December 31, 2017. On January 22, 2018, a stopgap spending bill was signed into law which retroactively suspended the 2.3% excise tax on medical devices beginning on December 31, 2017. This additional suspension expires on December 31, 2019. The status of the tax for sales after December 31, 2019 is not clear. Absent additional congressional action, the tax will be reinstated effective January 1, 2020.

The PPACA and the Health Care and Education Reconciliation Act also provide for the establishment of an Independent Payment Advisory Board that could recommend changes in Medicare payment under certain circumstances. In addition, the legislation authorizes certain voluntary demonstration projects around development of bundling payments for acute, inpatient hospital services, physician services, and post-acute services for episodes of hospital care and also increases fraud and abuse penalties and expands the scope and reach of the False Claims Act and government enforcement tools, which may adversely impact healthcare companies. The current U.S. Administration and U.S. Congress have sought, and may seek in the future, to modify, repeal or otherwise invalidate all or a part of the PPACA and it remains unclear what new framework may emerge as a result of such efforts. The TCJA makes changes to the tax treatment of health care expenses and repealed the “individual mandate” to purchase private insurance. These tax law changes may result in changes to insurance coverage and financing of insurance coverage in individual markets. For example, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the entire PPACA is invalid based primarily on the fact that the TJCA repealed individual mandate. While the Texas District Court Judge, as well as the current presidential administration and CMS, have stated that this ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA. Additional legislation may result in changes to government programs such as

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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Medicare, Medicaid and federal sunshine laws. In addition, the current U.S. Administration is considering a number of administrative policy changes that will likely result in additional changes to insurance coverage, financing of insurance coverage and benefits offered through private insurance in both the employer-sponsored and individual markets. At this point, the impact of potential legislative and administrative changes is unclear because specific changes have not been implemented. Various healthcare reform proposals have also emerged at the state level and in other jurisdictions where we sell our products. The impact of the PPACA (or its full or partial repeal) and these proposals could have a material adverse effect on our business and/or results of operations. The current law or any future legislation could reduce medical procedure volumes, lower reimbursement for our products, and impact the demand for our products or the prices at which we sell our products.

Environmental, health and safety matters

Our facilities and operations are subject to a variety of environmental, health and safety laws and regulations, including those of the Environmental Protection Agency and equivalent state, local and foreign regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, soil and groundwater contamination, the use, handling and disposal of hazardous substances and wastes and public and employee health and safety. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes, which have the potential to result in contamination to our properties.

Legal proceedings

The Company is subject to two ongoing False Claims Act litigation matters. In 2009, Kinetic Concepts, Inc. received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General, or OIG, seeking records regarding our billing practices under the local coverage policies of the four regional Durable Medical Equipment Medicare Administrative Contractors, or DME MACs. Kinetic Concepts, Inc. cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. The government’s inquiry stemmed from the filing under seal of two 2008 qui tam actions against Kinetic Concepts, Inc. by two former Kinetic Concepts, Inc. employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al., and United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. The complaints contend that Kinetic Concepts, Inc. violated the False Claims Act, submitting false or fraudulent claims to federal healthcare programs by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. Godecke’s complaint also contains retaliation and employment related claims against Kinetic Concepts, Inc. Following the completion of the government’s review and its decision declining to intervene in such suits, the pleadings were ordered unsealed in 2011. After reviewing the allegations, Kinetic Concepts, Inc. filed motions seeking the dismissal of the suits on multiple grounds. In 2012, the District Court granted Kinetic Concepts, Inc.’s motions dismissing all of the claims under the False Claims Act. The cases went to appeal in the U.S. Court of Appeals for the Ninth Circuit which reversed the District Court’s dismissal of the suits in 2015 and remanded the cases back to the District Court for further proceedings. In 2017, the District Court dismissed the sole remaining fraud claim asserted in Godecke, and dismissed three of the seven fraud claims asserted in Hartpence. The Hartpence case is in a pre-trial phase. Hartpence recently elected not to proceed with one of his fraud claims so only three fraud claims remain. On January 31, 2019, Kinetic Concepts, Inc. filed a Motion for Summary Judgment as to Hartpence’s remaining fraud claims. The same day Hartpence filed a Motion for Partial Summary Judgment as to two of his three remaining fraud claims. Briefing on the motions is expected to be completed on March 1, 2019 and a hearing on those motions is tentatively set for March 18, 2019. Godecke

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appealed the dismissal of her fraud claim to the U.S. Court of Appeals for the Ninth Circuit on February 21, 2018. Oral argument has been set for April 12, 2019. Godecke’s retaliation claim is stayed pending the Ninth Circuit appeal determination. We believe that our defenses to the claims in the Hartpence and Godecke cases are meritorious and that we have no liability under the False Claims Act for their allegations. However, it is not possible to predict the outcome of this litigation nor is it possible to estimate any damages that may be awarded if we are unsuccessful in the litigation.

We are a party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We maintain multiple layers of product liability insurance coverage and we believe these policies and the amounts of coverage are appropriate and adequate.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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Management

Executive officers and directors

Below is a list of our executive officers and directors, their respective ages as of December 31, 2018 and a brief account of the business experience of each of them.

Name	Age	Position

R. Andrew Eckert	57	Director, President and Chief Executive Officer

Tracy Jokinen	50	Executive Vice President and Chief Financial Officer

Gaurav Agarwal	45	Chief Commercial Officer

Rohit Kashyap	48	President, Americas

John T. Bibb	46	Executive Vice President, General Counsel and Chief Human Resources Officer

Steven Dyson	45	Director

Arthur Brothag	41	Director

Kevin J. Buehler	61	Director

James G. Carlson	66	Director

Michael Douglas	38	Director

Timothy E. Guertin	69	Director

Martin Longchamps	45	Director

Executive officers

R. Andrew Eckert has served as President and Chief Executive Officer of the Company and as a director since April 2017. Prior to joining the Company, he served as the Chief Executive Officer of Valence Health, Inc., a health care information technology and services company, from August 2015 until October 2016. Prior to that, Mr. Eckert served as Chief Executive Officer of TriZetto Corporation, a healthcare IT solutions firm from March 2014 to November 2014, and Chief Executive Officer of CRC Health Group, a provider of specialized behavioral healthcare services from January 2011 to March 2014. Mr. Eckert is the Chairman of Varian Medical Systems and serves on the board of directors of Becton, Dickinson and Company and Thrasys, Inc. As the President and Chief Executive Officer of the Company, Mr. Eckert delivers significant experience to our board of directors in terms of leadership, healthcare industry knowledge, operations, risk management, product development and marketing, and strategic planning. Mr. Eckert also possesses extensive experience serving on the board of directors of several public companies in the healthcare industry.

Tracy Jokinen has served as Executive Vice President, Chief Financial Officer of the Company since June 2017. From May 2014 to March 2017, Ms. Jokinen was Chief Financial Officer for G&K Services, Inc. Prior to that, Ms. Jokinen spent 22 years with Valspar Corporation, where she held various positions with increasing responsibility, most recently as its Vice President, Corporate Finance and Strategy from 2013 to 2014, where she was responsible for Valspar’s tax, treasury, investor relations, internal audit, operations finance and corporate accounting functions. Prior to that role Ms. Jokinen held the position of Vice President, Corporate Controller and Chief Accounting Officer from 2008 to 2012, with responsibility for Valspar’s SEC reporting

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obligations and global financial control policies. Ms. Jokinen serves on the board of Alamo Group, where she is the chair of the audit committee and a member of the nominating and governance committee.

Gaurav Agarwal has served as Chief Commercial Officer of the Company since January 2017. Mr. Agarwal joined the Company in 2014 and served as Group President, Businesses and Innovation from December 2014 to January 2017. Mr. Agarwal has nearly 20 years of global business management experience in the healthcare industry. Prior to joining the Company, he served as President, Orthopedic Reconstruction for the Advanced Surgical Devices Division at Smith & Nephew from 2012 to 2014 and prior to that served in the roles of Chief Operating Officer and Senior Vice President of Advanced Surgical Devices Division at Smith & Nephew since 2010. Previously, Mr. Agarwal held various leadership positions with GE Healthcare. Since 2017, Mr. Agarwal serves on the board of directors of Candela.

Rohit Kashyap joined the Company in 1998 and has served as President, Americas of the Company since 2017. Prior to assuming responsibility for all the Americas, he served as President of North America from 2014 to 2017, and served as Senior Vice President, Strategy and Business Development from 2012 to 2014. Mr. Kashyap has also held leadership roles in strategic marketing and international commercial teams during his time at the Company.

John T. Bibb joined the Company in 2003 and has served as Executive Vice President and General Counsel of the Company since 2011. In 2017, Mr. Bibb was also appointed Chief Human Resources Officer of the Company. Mr. Bibb previously served as Associate General Counsel for the Company. Prior to joining the Company, Mr. Bibb practiced law at the law firms of Baker Botts, L.L.P. and Cox Smith Matthews Incorporated.

Directors

Steven Dyson has served as a director since November 2011. Mr. Dyson is currently a Partner and Co-Head of the Healthcare team for Apax Partners in London. In addition to the investment into the Company, Mr. Dyson has worked on many significant deals with companies such as Unilabs, Capio, General Healthcare Group, Zeneus Pharma, Neuraxpharm and most recently Vyaire Medical and Candela. Prior to joining Apax, Mr. Dyson worked at McKinsey & Co. He currently also serves as chairman of the board of Unilabs, Vyaire Medical and Candela and is a director of Neuraxpharm. Within these board positions, Mr. Dyson chairs and sits on several compensation, audit and compliance committees. Mr. Dyson earned a Master’s degree in Biochemistry from Oxford University and a Doctor of Philosophy degree in Biology from Cambridge University. We believe Mr. Dyson’s qualifications to serve on our board of directors include his extensive business and financial experience related to the healthcare industry.

Arthur Brothag has served as a director since August 2017. He joined Apax Partners in 2009 and is a Partner in Apax Partners’ Healthcare team. Prior to joining Apax Partners, Mr. Brothag worked in the healthcare teams at the private equity firm Warburg Pincus, as well as Morgan Stanley, both in London. Currently, he serves as a board member of Vyaire Medical, Neuraxpharm and Unilabs, where he also serves as the chairman of the finance and audit committee. Mr. Brothag trained as a medical doctor with a state diploma and a doctorate from the Technical University of Munich and held resident positions at University hospitals in Germany and Switzerland in internal medicine (cardiology and oncology). In addition to his medical and research training, he also completed his MBA studies with distinction at INSEAD Business School. We believe Mr. Brothag’s qualifications to serve on our board of directors include his extensive business and financial experience related to the healthcare industry, his professional medical training and experience, and prior involvement with Apax Funds’ investment in the Company since 2011.

Kevin J. Buehler has served as a director since May 2015. Mr. Buehler has over 30 years of experience in the healthcare and consumer industries. He served as the Division Head of Alcon Laboratories, Inc., a division of

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Novartis, from April 2011 to May 2014. Prior to that he served as the Chief Executive Officer and President of Alcon Inc. from April 2009 to April 2011. From 2006 to 2007, he served as the Senior Vice President of the U.S. market and the Chief Marketing Officer and from 2007 to 2009, he assumed the Senior Vice President, Global Markets and Chief Marketing Officer responsibility. He began his career with Alcon, Inc. in August 1984. Mr. Buehler holds a Bachelor of Arts degree from Carroll College in Waukesha, Wisconsin, with concentrations in Business Administration and Political Science. He graduated from the Harvard Program for Management Development in 1993. Mr. Buehler also possesses public company board experience with prior service on the Alcon Laboratories board of directors from April 2009 through April 2011. Mr. Buehler currently serves on the Carroll University board of trustees. We believe Mr. Buehler’s qualifications to serve on our board of directors include his extensive leadership and business experience related to the healthcare industry, including his extensive knowledge of U.S. and international operations.

James G. Carlson has served as a director since June 2013. Mr. Carlson served as a Senior Advisor to Stone Point Capital from March 2013 to December 2015. Mr. Carlson served as Chief Executive Officer of Amerigroup from 2007 through 2012, becoming chairman of the company’s board of directors in 2008. Previously, he served as Amerigroup’s President and Chief Operating Officer, a position he held from 2003 to 2007. Earlier in his career, Mr. Carlson was an Executive Vice President of UnitedHealth Group. Mr. Carlson is also the founder of HealthSpring, a physician group practice management company, and cofounder of Workscape, a software company that later was acquired by Automatic Data Processing Inc. He began his career with the Prudential Insurance Company of America. Mr. Carlson is a former board member of Omnicare, Inc. We believe Mr. Carlson’s qualifications to serve on our board of directors include his extensive leadership, business and financial experience related to the healthcare industry. Mr. Carlson also possesses public company board experience.

Michael Douglas has served as a director since May 2017 and is a Senior Principal in the Direct Private Equity group of Canada Pension Plan Investment Board, where he has worked on investments across a variety of sectors since he joined in 2007. Prior to that Mr. Douglas worked at Ernst & Young Orenda Corporate Finance. Mr. Douglas currently serves on the board of directors of Ascend Learning and Wilton Re and was previously involved with Canada Pension Plan Investment Board’s investment in Antares and LHP Hospital Group. Mr. Douglas holds a Bachelor of Commerce degree from Queen’s University and is a CFA Charterholder. We believe Mr. Douglas’s qualifications to serve on our board of directors include his extensive business and financial experience, along with his investment experience in the healthcare industry and prior involvement with CPPIB’s investment in the Company since 2011.

Timothy E. Guertin has served as a director since October 2012. Mr. Guertin has over 35 years of experience in the healthcare industry. Prior to joining our board of directors, Mr. Guertin served multiple leadership roles at Varian Medical Systems, Inc. until February 2013. He served as President from 2005 to September 2012 and Chief Executive Officer from 2006 to September 2012. Mr. Guertin additionally worked at Varian Medical Systems, Inc. in the capacity of Chief Operating Officer from 2005 to 2006, Corporate Executive Vice President from 2002 to 2005, President of the Oncology Systems business unit of the company from 1990 to 2005, and Corporate Vice President from 1992 to 2002. Mr. Guertin is currently a member of the board of directors for Varian Medical Systems, Inc. and Teradyne, Inc. He is the chair of Teradyne’s compensation committee and is a member of its nominating and governance committee. Mr. Guertin also currently serves on the compliance committee and the audit committee for Varian Medical Systems, Inc. Mr. Guertin was also formerly a board member for the Radiation Oncology Institute. Mr. Guertin is a named inventor on nine U.S. patents. Mr. Guertin holds a Bachelor of Science degree in Electrical Engineering and Computer Science from University of California, Berkeley. We believe Mr. Guertin’s qualifications to serve on our board of directors include his extensive leadership, business, and financial experience related to the healthcare industry. Mr. Guertin also possesses public company board experience.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Martin Longchamps has served as a director since December 2018. Mr. Longchamps is Managing Director in the Private Equity group of Public Sector Pension Investment Board where he is responsible for the direct investing program in North America. Prior to joining Public Sector Pension Investment Board in January 2018, Mr. Longchamps served in various executive roles at Transcontinental Inc. since 2010, including most recently Vice President of Corporate Development. Prior to that, Mr. Longchamps was a partner at private equity firm Edgestone Capital Partners. Mr. Longchamps currently serves as a member of the board of Learning Care and United Talent Agency. He has an MBA from Harvard Business School and a Bachelor of Commerce from McGill University. We believe Mr. Longchamps’ qualifications to serve on our board of directors include his extensive business and financial experience and prior board experience.

There are no family relationships among our directors and executive officers.

Composition of our board of directors after this offering

Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of formation will provide for a classified board of directors, with                  directors in Class I (expected to be Messrs.                 ),                  directors in Class II (expected to be Messrs.                 ) and                  directors in Class III (expected to be Messrs.                 ). See “Description of Capital Stock.”

In addition, pursuant to the shareholders agreement we expect to enter into in connection with this offering, or the shareholders agreement, our Sponsors will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Controlled company exemption

After the completion of this offering, our Sponsors who are parties to the shareholders agreement will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we may utilize one or more of these exemptions since our board of directors has not yet made a determination with respect to the independence of any directors other than Messrs                 .

In the future, we expect that our board of directors will make a determination as to whether other directors, including directors associated with our Sponsors, are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the applicable stock exchange, we will be required to comply with these standards and, depending on our board of directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to our board of directors in order to achieve such compliance within the applicable transition periods.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Board leadership structure and our board of director’s role in risk oversight

Committees of our board of directors

After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compliance Committee, a Compensation Committee and a Nominating and Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compliance Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by our Sponsors.

Audit committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of                 , who will be serving as the Chair, and                  and                .                and                  qualify as independent directors under the corporate governance standards of the applicable stock exchange and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that                 qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing:

•	accounting, financial reporting and disclosure processes;

•	adequacy and soundness of systems of disclosure and internal control established by management;

•	the quality and integrity of our financial statements and the annual independent audit of our consolidated financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm;

•	our compliance with legal and regulatory requirements in connection with the foregoing;

•	compliance with our Code of Conduct; and

•	overall risk management profile.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compliance committee

Upon the completion of this offering, we expect to have a Compliance Committee, consisting of                 , who will be serving as the Chair, and                  and                .

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The purpose of the Compliance Committee will be to assist our board of directors in its oversight responsibilities by assessing and monitoring whether the Company has an adequate system for compliance with laws and regulations, including by:

•	reviewing at least annually our compliance with applicable laws and regulations, our system for compliance with applicable laws and regulations and the results of internal compliance programs;

•	reviewing material legal proceedings;

•	meeting periodically with appropriate officers of the Company and recommending improvements to our compliance program as necessary or appropriate;

•	receiving regular reports from appropriate officers of the Company regarding our risk mitigation and compliance efforts; and

•	reviewing at least annually our annual internal audit plan and internal audit performance reports with respect to compliance and risk management matters with the appropriate officers of the Company.

Our board of directors will adopt a written charter for the Compliance Committee, which will be available on our website upon the completion of this offering.

Compensation committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of                 ,                  and                 , who will serve as the Chair.

The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to:

•

the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;

•	setting our compensation program and compensation of our executive officers, directors and key personnel;

•	monitoring our incentive compensation and equity-based compensation plans;

•	succession planning for our executive officers, directors and key personnel;

•	our compliance with the compensation rules, regulations and guidelines promulgated by the applicable stock exchange, the SEC and other law, as applicable; and

•	preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and governance committee

Upon the completion of this offering, we expect to have a Nominating and Governance Committee, consisting of                 ,                  and                 , who will serve as the Chair.

The purpose of the Nominating and Governance Committee is to:

•	advise our board of directors concerning the appropriate composition of our board of directors and its committees;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	identify individuals qualified to become members of our board of directors;

•	recommend to our board of directors the persons to be nominated by our board of directors for election as directors at any meeting of shareholders;

•	recommend to our board of directors the members of our board of directors to serve on the various committees of our board of directors;

•	develop and recommend to our board of directors a set of corporate governance guidelines and assist our board of directors in complying with them; and

•	oversee the evaluation of our board of directors, our board of directors’ committees, and management.

Our board of directors will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation committee interlocks and insider participation

None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

We are parties to certain transactions with our Sponsors and certain of our directors described in the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Code of ethics and business conduct

We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director compensation

The term “Board of Directors” as used in this “Director Compensation” section refers to the board of directors of Chiron Holdings GP, Inc., the general partner of Chiron Guernsey Holdings L.P. Inc., our parent.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2018 Director compensation table

The following table provides summary information concerning the compensation of the members of the Board of Directors for the year ended December 31, 2018. Only directors who were not employed by us or directors who are not affiliated with or designated by our Sponsors, which we refer to herein as the non-employee directors, received compensation from us for serving on the Board of Directors in 2018. The compensation paid to Mr. Eckert, who is our President and Chief Executive Officer, is presented in the “2018 Summary Compensation Table” and the related explanatory tables under the section entitled “Executive Compensation.”

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Total ($)
Steven Dyson(3)	—	—	—
Arthur Brothag(3)	—	—	—
Kevin J. Buehler(3)	—	—	—
James G. Carlson	$120,000	$30,435	$150,435
Michael Douglas(3)	—	—	—
Timothy E. Guertin	$135,000	$30,435	$165,435
Sohail Lalani(3)(4)	—	—	—
Martin Longchamps(3)	—	—	—
John F. Megrue Jr.(3)(4)	—	—	—

(1)	Amounts reported in this column reflect the annual cash retainer earned by non-employee directors for services rendered in their capacities as directors.

(2)	The column “Stock Awards” indicate the aggregate grant date fair value of time-based profits interest unit awards in the year they were granted, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. For a discussion of valuation assumptions, please see note 10 to the consolidated financial statements included elsewhere in this prospectus. Achievement of the performance conditions for the performance-based profits interest units was not deemed probable on the date of grant, and, accordingly, pursuant to the SEC’s disclosure rules, no value is included in this table for those portions of the awards. The fair value at the grant date of the performance-based profits interest units granted in 2018 assuming achievement of the performance conditions was $29,131 each for Messrs. Carlson and Guertin. At fiscal year end, the aggregate number of profits interest units outstanding for Messrs. Carlson and Guertin was 253,177 profits interest units and 268,232 profits interest units, respectively. For a description of our profits interest units, please refer to “Executive Compensation—Executive Long-Term Incentives.”

(3)	Employees and designees of our Sponsors and their affiliates do not receive any compensation from us for their service on the Board of Directors.

(4)	Messrs. Lalani and Megrue resigned from the Board of Directors effective November 2018 and May 2018, respectively.

Narrative disclosure regarding director compensation

Under our current compensation program for directors, the non-employee directors as of December 31, 2018, Messrs. Carlson and Guertin, received, for service on the Board of Directors in 2018, an annual cash retainer equal to $120,000 for Mr. Carlson and $135,000 for Mr. Guertin, which is generally payable quarterly in advance, and 43,479 profits interest units. Fifty percent of the profits interest unit awards to directors vest one-fourth on the first anniversary of the date of grant and equally on each quarterly anniversary thereafter (but with accelerated vesting upon a change of control, as such term is defined in the Equity Incentive Plan). The remaining 50% of the profits interest unit awards vest one-third each upon the later of (i) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 1.5 and 2.5), and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan.    All of our directors are entitled to reimbursement for documented and reasonable out-of-pocket expenses related to their service as a member of the Board of Directors or one of its committees.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Executive compensation

Compensation discussion and analysis

The following Compensation Discussion and Analysis describes the material features of the compensation policies and decisions for the executive officers identified in the “2018 Summary Compensation Table,” or the named executive officers. This discussion is intended to help you understand the detailed information provided in the tables below.

Named executive officers

We report compensation for the following named executive officers for fiscal year 2018:

•	R. Andrew Eckert, President and Chief Executive Officer;
•	Tracy Jokinen, Executive Vice President and Chief Financial Officer;
•	Gaurav S. Agarwal, Executive Vice President and Chief Commercial Officer;
•	Rohit Kashyap, President, Americas; and
•	John T. Bibb, Executive Vice President, General Counsel and Chief Human Resources Officer.

Compensation philosophy and objectives

Our executive compensation program is designed to be competitive and efficient and to attract, retain and motivate highly qualified executive talent, while appropriately aligning executive incentives with Company and shareholder objectives. To accomplish this, compensation paid to named executive officers is designed to align compensation rewards with our financial performance, the individual performance of the named executive officer, and competitive industry compensation norms. Our executive compensation programs are designed to encourage appropriate and acceptable levels of risk-taking by management in furtherance of the Company’s short-term and long-term strategic plans to increase shareholder value.

To meet these objectives, our compensation program balances short-term and long-term goals and mixes fixed and performance-based compensation related to the overall financial performance of the Company. The compensation program is intended to reinforce the importance of performance and accountability at various operational levels, and a significant portion of total compensation is provided in the form of cash compensation and equity incentives that reward performance as measured against established financial and value creation goals. Each element of our compensation program is reviewed individually and considered collectively with the other elements of our compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program.

Compensation oversight and process

Prior to this offering, our executive compensation and related issues were administered by the compensation committee. In connection with this offering, our board of directors will establish a compensation committee that will assume responsibility for establishing, maintaining and administering our compensation and benefit policies. Except where the context requires otherwise, the term “Board of Directors” as used in this “Executive Compensation” section refers to the Board of Directors of Chiron Holdings GP, Inc., the general partner of Chiron Guernsey Holdings L.P. Inc., our parent, and the term “compensation committee” as used in this “Executive Compensation” section refers to the compensation committee of the Board of Directors.

The compensation committee currently operates under a written charter adopted by the Board of Directors and has responsibility for discharging the responsibilities of the Board of Directors relating to the review of the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

compensation of our executive officers and making recommendations to the non-executive directors for approval. The compensation committee oversees our executive compensation practices and is responsible for review and oversight of our compensation plans and policies, the annual review of all executive officer compensation, administration of our equity plans, and the approval of equity grants to executive officers. The compensation committee meets at least quarterly in person and periodically approves and adopts, or makes recommendations to the Board of Directors for, matters relating to compensation, including the approval of equity grants to employees. The compensation committee engages the services of independent outside advisors.

The Chief Executive Officer and the General Counsel and Chief Human Resources Officer attend regular compensation committee meetings but do not participate in discussions relating to the determination of their own compensation. The Chief Executive Officer makes salary, bonus and equity grant recommendations with respect to the named executive officers to the compensation committee. The Human Resources, Finance and Legal departments provide support to the compensation committee. However, each meeting concludes with an executive session during which no members of management are present.

The day-to-day design of compensation plans and policies applicable to our employees in general are handled by the Human Resources, Finance, and Legal departments of the Company. The compensation committee remains responsible for overall administration and maintenance of our compensation plans and policies.

Throughout 2018, Pay Governance LLC (the “compensation consultant”), an independent consultant on executive compensation, provided the compensation committee with assistance in analyzing the Company’s compensation strategy, including generating data discussed under the sections entitled “Peer Group” and “Competitive Market Surveys” below. The compensation consultant was directed by the compensation committee to identify trends in executive compensation, assist the compensation committee with the determination of pay programs, assess competitive pay levels and mix (e.g., proportion of annual base salary to incentive pay, proportion of annual incentives to long-term incentives, and benefits), and advise the compensation committee on establishing appropriate compensation levels for our named executive officers. The compensation consultant was retained and directed by the compensation committee and did not provide additional services to the Company or management during 2018. In connection with this offering, our compensation committee has retained the compensation consultant to advise on executive compensation in connection with this offering and to provide information and guidance for our compensation program going forward.

Peer group

The compensation committee compares our compensation elements against a peer group of medical device and other healthcare companies with size and growth characteristics similar to the Company based upon data and recommendations from the compensation consultant. The compensation committee annually evaluates the peer group and will make changes to the peer group from time to time, as it deems appropriate. The companies comprising our 2018 peer group were:

Catalent, Inc.	Integra LifeSciences Holdings Corporation
The Cooper Companies	Masimo Corporation
Dentsply International Inc.	NuVasive, Inc.
Edwards Lifesciences Corporation	ResMed Inc.
Haemonetics Corp.	Steris PLC
Hill-Rom Holdings	Teleflex Incorporated
Hologic Inc.	Varian Medical Systems, Inc.
IDEXX Laboratories, Inc.	West Pharmaceutical Services

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Competitive market benchmark analyses

Typically, the compensation committee obtains compensation market analyses on an annual basis from the compensation consultant in order to understand the competitive positioning of our executive pay practices and to assist with the compensation committee’s determinations on the appropriate level and mix of executive compensation. The market analyses include a review of proxy disclosure information from our competitive peer group and relevant compensation surveys sourced from Mercer SIRS that reflect the life sciences, medical products and healthcare segments. All benchmark information is provided to the compensation committee by our compensation consultant. The companies in our 2018 peer group and those reviewed via the survey source generally have revenue of between $0.4 billion and $5.5 billion, or approximately 0.25x to 4.0x that of our revenue, giving us results that are appropriate for our revenue size among our peer and industry group.

Elements of compensation

We seek to reward named executive officers for measurable results in meeting and exceeding objectives and to reinforce a sense of ownership, entrepreneurial spirit and long-term shareholder value. Consistent with this philosophy, we use multiple components of executive compensation, with an emphasis on variable compensation and long-term incentives. The Company’s performance-based compensation elements are guided by the compensation committee’s long-term objectives of maintaining market competitiveness, retention value and alignment with shareholders, while recognizing current performance. The compensation committee reviews data across a range of competitive levels, from the market 25th to 75th percentile, and makes decisions based on that competitive information and a variety of other factors, including individual performance, additional responsibilities and length of tenure in a particular position. Our long-term incentive grants are typically larger than annual ongoing grants when compared to the market because the Company’s practice is to grant long-term incentive awards only upon a new hire or promotion and not on an annual basis. The Company believes that all named executive officers are appropriately compensated based on their roles in the organization and against benchmark market data. The main elements of our compensation for named executive officers are annual base salary, annual incentive bonus, long-term incentives, and benefits, as discussed in more detail in the following paragraphs.

Named executive officer annual base salaries

Named executive officer annual base salary levels are set to be competitive, with reference to the market analyses obtained by the compensation committee. The annual base salary levels of our named executive officers also reflect a combination of other factors including the named executive officer’s position and responsibilities, experience, specific competencies, comparable salaries of our other named executive officers, our overall annual budget for merit increases and the named executive officer’s individual contributions to our performance. The weight given to each of these factors varies by the individual named executive officer as the compensation committee deems appropriate. Formal performance reviews of the Chief Executive Officer are completed by the Board of Directors, and the Chief Executive Officer completes reviews for all other named executive officers, which are reviewed with the compensation committee. Performance reviews are conducted annually to assess these factors, along with the market data obtained by the compensation committee. Based on the performance reviews, the compensation committee approves and adopts, or makes recommendations to the Board of Directors for, adjustments to annual base salaries for the named executive officers, which are typically made effective on or about April 1 of each year. Assessment of each named executive officer’s individual performance includes consideration of the named executive officer’s contributions to Company financial performance and accomplishment of personal objectives, as well as judgment, creativity, effectiveness in leading and developing subordinates, execution capability, contributions to improvements in the quality of our products, services and operations, and consistency of behavior with our guiding principles.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following reflects the annual base salaries of each of our named executive officers as of December 31, 2018:

Named Executive Officer	Base Salary as of December 31, 2018 ($)
R. Andrew Eckert	900,000
Tracy Jokinen	500,000
Gaurav S. Agarwal	660,000
Rohit Kashyap	510,000
John T. Bibb	450,000

Annual incentive bonus for named executive officers

Our annual incentive bonus program is designed to focus the attention of each named executive officer on goals and activities that are critical to our success. The compensation committee sets the corporate financial performance targets and personal objectives for the Chief Executive Officer and for other named executive officers based on recommendations from the Chief Executive Officer and the Chief Human Resources Officer. These performance targets and objectives are designed to encourage strong annual financial results and to increase long-term shareholder value. The Annual Incentive Bonus Guidelines, or the AIB, are pre-established by the compensation committee each year and communicated to the Company’s named executive officers. However, pursuant to the terms of the AIB, the compensation committee retains the discretion to award some, all, or none of the bonuses described in the guidelines, depending on certain factors as further described below with respect to each of the named executive officers.

Target bonuses (as a percentage of base pay) for each named executive officer, when established, were generally targeted to create a “pay-at-risk” annual compensation profile. The amount of the bonus actually paid was not determined with reference to the market data but rather with regard to the realization of the Company objectives and personal objectives described below.

The 2018 AIB was designed to reward participants for their contributions to the Company’s achievement of established corporate financial metrics as well as attainment of individual goals. Corporate financial metrics attainment was weighted 80% while individual goals attainment was weighted 20% of the 2018 AIB. For our named executive officers, the corporate financial metrics consisted of performance targets for revenue, earnings before interest, taxes, depreciation, and amortization, or EBITDA, and cash flows. Metric scores are based on actual achievement as measured against the established financial performance targets, or Financial Metric Attainment. The compensation committee retains discretion under the AIB to adjust actual results by removing the impact of foreign currency exchange rate fluctuations and unusual items in the calculation of the metric scores. The following table sets forth the threshold, target and maximum performance amounts for each of the three corporate financial metrics, as well as the payout percentages for each category. To the extent that performance fell between the applicable threshold, target or maximum performance levels for each of the three corporate financial metrics, payouts would be determined using linear interpolation. Attainment below the threshold for any financial metric would result in no payout of that metric.

Performance Measure (dollars in millions)	Threshold	Target	Maximum	Weighting
Revenue	$1,336.2	$1,384.7	$1,440.1	55%
EBITDA	$405.1	$431.0	$465.5	30%
Cash flow	$304.6	$324.0	$350.0	15%
Payout Percentage of Target	25%	100%	200%

A further assessment of each named executive officer’s individual performance (taking into account performance against personal objectives and other factors) is made and used as a multiple ranging from 0% to

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200%, or the Individual Multiple, and is applied (with a weighting of 20%) to calculate the final bonus payout for each named executive officer. The Individual Multiple for each named executive officer is reviewed by the Chief Human Resources Officer and the President and Chief Executive Officer. The Individual Multiple for the Chief Human Resources Officer is subject to review by the President and Chief Executive Officer and the Individual Multiple for the President and Chief Executive Officer, along with the Individual Multiples of each other named executive officer, is subject to review and final approval by the compensation committee. The personal objectives are set with a view towards primarily objective, metrically driven goals. However, some personal objectives by nature have a subjective component. As such, in selected instances, the compensation committee may exercise its discretion with respect to whether such subjective goals have been achieved and may adjust bonus calculations which may yield higher or lower bonus amounts than would result from a purely formulaic approach. In certain instances, the compensation committee may also determine to award no bonus, such as in the case of termination of employment of a named executive officer. In establishing corporate and personal objectives under the AIB, the compensation committee sets goals at levels it believes are significant but achievable with rigorous personal commitment. A named executive officer’s actual bonus is the product of his or her target bonus, the applicable Financial Metric Attainment and the Individual Multiple.

No named executive officer is entitled to any payments under the 2018 AIB until such named executive officer’s award is approved by our compensation committee, which is expected to occur in late February 2019. Payments under the 2018 AIB are expected to be made in March 2019.

The table below summarizes the decisions of the compensation committee with regard to the annual performance bonuses for each named executive officer eligible to receive an annual incentive bonus for fiscal year 2018 pursuant to the 2018 AIB.

Name	Annual base salary rate ($)	Target bonus (%)	Target bonus ($)	Overall achievement factor as a percent of target bonus (%)(1)	Actual bonus (%)(1)	Actual bonus ($)(1)
R. Andrew Eckert	900,000	100	900,000
Tracy Jokinen	500,000	70	350,000
Gaurav S. Agarwal	660,000	90	594,000
Rohit Kashyap	510,000	75	382,500
John T. Bibb	450,000	90	405,000

(1)	Achievement and cash incentive awards under our AIB are not calculable as of the date of this prospectus and are expected to be determined in late February 2019.

In calculating the actual bonus amount for each named executive officer under the 2018 AIB, the compensation committee considered the overall contribution of each named executive officer to the financial metrics together with each named executive officer’s accomplishment of his or her key personal objectives established for the 2018 fiscal year.

Set forth below is a summary of the primary 2018 personal objectives for each of our named executive officers:

Named executive officer	2018 Personal objectives
R. Andrew Eckert

•  Accelerate global adoption of focus products by executing on acquisitions and building the digital health program

•  Drive world class customer experience through improvement in the corporate function, driving multiple transformations and developing the New Acelity positioning and messaging

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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Named executive officer	2018 Personal objectives
• Create employee connection by improving employee satisfaction
Tracy Jokinen

•  Accelerate global adoption of focus products by executing on acquisitions

•  Drive world class customer experience by driving multiple transformations, restructuring risk management and compliance functions to improve efficiency, developing the New Acelity positioning and messaging, improving performance management systems and improving efficiency of the finance department

•  Create employee connection by improving employee satisfaction

Gaurav S. Agarwal

•  Accelerate global adoption of focus products by executing on business development projects, product launches and pipeline development, growing the European business and driving the commercial operations function

•  Drive world class customer experience through driving certain transformations and developing the New Acelity positioning and messaging

•  Create employee connection by improving employee satisfaction

Rohit Kashyap

•  Accelerate global adoption of focus products by executing on key U.S. commercial initiatives and product launches and pipeline development

•  Drive world class customer experience through driving certain transformations and building the digital health program

•  Create employee connection by improving employee satisfaction

John T. Bibb

•  Accelerate global adoption of focus products by maximizing value of intellectual property portfolio, executing on certain acquisitions and supporting the digital health program

•  Drive world class customer experience by minimizing risk exposure

•  Create employee connection by improving human resources service levels and improving employee satisfaction

Executive long-term incentives

Long-term incentive program design

Our long-term incentive, or LTI, equity grant practices result in a significant portion of each named executive officer’s compensation being contingent on positive Company performance and shareholder value creation. In November 2011, the Board of Directors approved the Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan; in May 2013, the Board of Directors approved the Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan; in July 2015, the Board of Directors approved the Second Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan; and in February 2016, the Board of Directors approved the Third Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan, or as so amended and restated, the Equity Incentive Plan. Named executive officers are eligible to participate in the Equity Incentive Plan, pursuant to which recipients of profits interest units are eligible to share in the value realized by the Company’s private owners. Generally, 50% of the profits interest unit awards vest based on the passage of time (but with accelerated vesting upon a change of control, as such term is defined in the Equity Incentive Plan), and 50% of the profits interest unit awards vest upon the later of (i) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing certain levels of MOIC, and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. In addition, certain of the named executive officers have received profits interest

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

unit awards that have vesting schedules that are different from the schedule as described in the foregoing, as further described in “Long-Term Incentive Awards Description” below).

The compensation committee exercises judgment in determining the levels of profits interest unit awards, considering the competitiveness of the awards, relative job responsibilities, a named executive officer’s target cash and total compensation levels and an assessment of each named executive officer’s performance and potential, as well as retention considerations.

Long-term incentive awards description

Since 2011, long-term incentive compensation grants have been comprised of profits interest units. Generally, 50% of the profits interest unit awards vest one-fourth on the first anniversary of the date of grant and equally on each quarterly anniversary thereafter (but with accelerated vesting upon a change of control, as such term is defined in the Equity Incentive Plan). The remaining 50% of the profits interest unit awards vest one-third each upon the later of (i) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 1.5 and 2.5), and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. Beginning in 2018, profits interest unit awards have been granted, (i) 50% of which awards vest upon the earlier of a change of control, as such term is defined in the Equity Incentive Plan, and the fourth anniversary of the date of grant and (ii) the remaining 50% of which awards vest one-half each upon the later of (a) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing 2.0 MOIC and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 2.0 and 2.5) and (b) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. In addition, Mr. Eckert received a grant of profits interest units in April 2017, which was amended and restated in August 2017, (i) 50% of which vests one-fourth on each of the first four anniversaries of the original date of grant; provided, that such time-vesting portion shall be deemed fully vested solely with respect to any distributions payable in accordance with the LPA while Mr. Eckert is employed, and (ii) the remaining 50% of which is vested if, and only if, Mr. Eckert is employed as and when distributions are payable in accordance with the terms of the LPA. Each of Messrs. Agarwal, Kashyap and Bibb received a grant of profits interest units in January 2017 (Messrs. Agarwal and Kashyap) and December 2016 (Mr. Bibb), respectively, which award is deemed fully vested for purposes of the LPA during and subject to the named executive officer’s continued employment; upon the named executive officer’s having received an aggregate amount of distributions in respect of the profits interest units equal to a maximum distribution amount specified in the applicable profits interest unit award agreement, the award will be automatically cancelled on such date.

Each profits interest unit will be entitled to share in distributions to the extent that the aggregate distributions received in respect of a limited partnership unit exceeds the value of such limited partnership unit as of the date of the applicable profits interest unit grant. Chiron Holdings GP, Inc. has the sole discretion to determine the timing of distributions and the aggregate amount available for distributions. Distributions to be made in respect of any unvested profits interest unit awards shall be deferred until the date, if any, on which such awards become vested, at which point the distributions will be made. Certain profits interest unit awards, including Mr. Eckert’s April 2017 profits interest unit award and Mr. Bibb’s December 2016 profits interest unit award, have a catch-up feature, such that once the distribution threshold for such profits interest unit award has been met, such profits interest unit award receives priority distributions in an amount equal to the amount of distributions that would have been made in respect of such profits interest unit award if such award’s distribution threshold had been equal to its “catch-up” distribution threshold. We do not anticipate that the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

completion of this offering will result in vesting of the performance-based profits interest units as the applicable MOIC hurdles will not be achieved. Please refer to “Potential Payments Upon Termination or Change in Control” below for more information regarding the Equity Incentive Plan and awards thereunder.

In March and April of 2018, the Partnership made tax distributions to certain holders of profits interest unit awards in an amount equal to such holder’s estimated tax liability related to the gain allocated to such holder in connection with Acelity L.P. Inc.’s January 2017 sale of its LifeCell Regenerative Medicine business to Allergan Holdco US, Inc. Such tax distribution is deemed to be an advance against future distributions, and future distributions, if any, to the applicable profits interest unit holder will be reduced by the amount of such tax distribution.

In connection with the completion of this offering, we expect that the profits interest units will generally be converted into shares of our common stock assuming a hypothetical liquidation of the Partnership immediately prior to the offering, with such converted shares of common stock having substantially equivalent rights and privileges as in effect immediately prior to such conversion of such profits interest units and with carry-over vesting terms, in accordance with the terms of the LPA. In addition, additional stock options, or top-up options, will be granted to holders of profits interest units to the extent that such holders experience dilution resulting from this offering that is disproportionate to the dilution experienced by holders of limited partnership units, in order to ensure that such holders of profits interest units maintain substantially the same opportunity for potential appreciation in the value of their equity securities in us relative to the value of their profits interest units. The top-up options will have the same vesting, clawback, repurchase rights and forfeiture obligations as those that apply to the profits interest units prior to the conversion into shares of our common stock.

Other benefits and perquisites

We provide the named executive officers with health and welfare benefits that are available to all of our employees. International plans may vary, but employees and named executive officers generally participate in health and welfare programs designed to attract and retain employees in a competitive marketplace while providing protection against any hardships otherwise arising from an illness, disability or death. We do not currently maintain pension arrangements, supplemental executive retirement plans or other non-qualified deferred compensation arrangements for the benefit of our named executive officers, and strive to ensure that any other perquisites are limited in nature and value.

Along these lines, we also make available to our named executive officers a limited amount of benefits and perquisites that the compensation committee believes are reasonable and consistent with the overall executive compensation program. These executive benefits and perquisites are intended to serve as part of a competitive total compensation program and to enhance the named executive officer’s ability to efficiently perform his or her responsibilities and minimize distractions. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. The named executive officers are provided with reimbursement for financial planning and tax services. This amount is only available as a reimbursement, not as a guaranteed amount, and was limited in 2018 to an expenditure of $10,000 for our Chief Executive Officer and up to $5,000 for the other named executive officers. We also provide named executive officers with an annual executive physical exam, and this benefit was limited in 2018 to an expenditure of up to $3,136 for each of our named executive officers. Mr. Eckert and Ms. Jokinen are entitled to reimbursement for commuting expenses for travel to and from our headquarters in San Antonio, Texas and their respective permanent residences. Mr. Eckert is also provided with reimbursement for the cost of a reasonable furnished housing arrangement in the San Antonio, Texas area. This amount is only available as a reimbursement, not a guaranteed amount and was limited in 2018 to an expenditure of $5,000 per month. The attributed costs of these personal benefits are included in the “All Other Compensation” column of the “2018 Summary Compensation Table” below.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Retirement plan

We sponsor the Acelity 401(k) Plan, or the 401(k) Plan, a contributory retirement plan that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Substantially all of the salaried employees in the United States, including our named executive officers, are eligible to participate in the 401(k) Plan. The 401(k) Plan is a qualified automatic contributions arrangement, which automatically enrolls employees, once eligible, unless they opt out. Participants may contribute up to 25% of their eligible compensation, subject to annual limits imposed by the Code. At our discretion, we may make matching contributions equal to 100% of each participant’s contributions up to 6% of such participant’s eligible compensation (up to a maximum of $8,000 for individuals who meet certain statutory limits imposed by the Code), which are fully vested immediately. In addition, we may make nonelective contributions under the 401(k) Plan, subject to statutory limits imposed by the Code.

Termination payments

We entered into severance arrangements with our named executive officers (by entering into employment and/or retention agreements) based on market practice, which recognizes that senior executives are often unwilling to join and/or remain at a company without the assurance that they will be provided with a customary severance package if their employment is terminated by the Company other than for cause. The severance arrangements are designed with a view toward ensuring our named executive officers’ employment and preventing the distraction and loss of key employees which might otherwise occur in connection with rumored or actual fundamental corporate changes, and to promote retention despite the uncertainties of a contemplated or pending transaction. The compensation committee determined which particular events would trigger payment based on current market practice. These agreements have been structured with the terms and payout levels described below based on benchmark data provided by the compensation consultant.

Please refer to “Potential Payments Upon Termination or Change in Control” below for more information regarding potential payments upon termination and a summary of applicable agreements.

Effect of change in control on executive compensation

Generally, pursuant to the award agreements for profits interest unit awards issued under the Equity Incentive Plan and subject to continued employment through the date of the change of control, as such term is defined in the Equity Incentive Plan (or, solely with respect to time vesting profits interest units, if a change of control, as such term is defined in the Equity Incentive Plan, occurs within 105 days of a termination without cause or a resignation for good reason (each as defined in the Equity Incentive Plan)), all time-based profits interest units not previously forfeited or vested will vest upon the consummation of a change of control, as such term is defined in the Equity Incentive Plan, and all performance-based profits interest units will vest as and when the applicable performance-based conditions are satisfied. With respect to Mr. Eckert’s 2017 profits interest unit award, (i) all time-based profits interest units not previously forfeited or vested will vest upon the consummation of a change of control, as such term is defined in the Equity Incentive Plan, and (ii) if a change of control, as such term is defined in the Equity Incentive Plan, occurs within six months after termination of Mr. Eckert’s employment without cause (other than due to death or disability) or by Mr. Eckert for good reason, each as defined in the Eckert Employment Agreement (as defined below), then Mr. Eckert will be eligible to receive 100% of any distributions otherwise payable in accordance with the LPA within six months following such termination.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tax, accounting, and regulatory considerations

We consider the effect of tax, accounting and other regulatory requirements in designing and implementing compensation programs so that our programs meet regulatory requirements and efficiently deliver compensation. While these factors may impact plan designs, ultimately, decisions reflect the pay strategy of the Company and the program intent.

2018 Summary compensation table

The following table sets forth the total compensation earned for services rendered during fiscal year 2018 for our named executive officers, including: (1) the individuals serving as our chief executive officer and chief financial officers during fiscal year 2018 and (2) the three other most highly compensated executive officers during fiscal year 2018. The “2018 Summary Compensation Table,” “Grants of Plan-Based Awards in 2018,” and “Outstanding Equity Awards at 2018 Fiscal Year-End” tables should be viewed together for a more complete representation of both the annual and long-term incentive compensation elements of our program.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)(2)
R. Andrew Eckert.	2018	900,000	—		206,572	1,106,572
President and Chief Executive Officer
Tracy Jokinen,	2018	500,000	—		36,439	536,439
Executive Vice President, Chief Financial Officer
Gaurav S. Agarwal,	2018	660,000	—		208,000	868,000
Executive Vice President, Chief Commercial Officer
Rohit Kashyap,	2018	510,000	—		408,000	918,000
President, Americas
John T. Bibb,	2018	450,000	—		809,000	1,259,000
Executive Vice President, General Counsel and Chief Human Resources Officer

(1)	The column “Salary” indicates the amount of annual base salary earned by the named executive officer during the fiscal year, inclusive of amounts deferred under the Company’s tax-qualified retirement plan.

(2)	Cash incentive awards under our AIB are not included as they are not calculable as of the date of this prospectus and are expected to be determined in late February 2019.

(3)	In the column “All Other Compensation,” we disclose:

•

reimbursed commuting expenses of $31,155 to Mr. Eckert and $20,016 to Ms. Jokinen for travel to and from our headquarters in San Antonio, Texas and their respective permanent residences and $38,161 to Mr. Eckert and $6,443 to Ms. Jokinen in related tax gross-up payments;

•	maintenance of lease expenses of $58,200 for Mr. Eckert’s temporary residence in San Antonio, Texas and $71,056 in related tax gross-up payments;

•	our contributions to the Company’s retirement plans, including $8,000 each for Messrs. Eckert, Agarwal, Kashyap and Bibb, and Ms. Jokinen;

•

early distribution payments to address a tax liability for profits interest unit holders related to the 2017 sale of the Company’s LifeCell Regenerative Medicine business, including $200,000 for Mr. Agarwal, $400,000 for Mr. Kashyap and $801,000 for Mr. Bibb. Such tax distributions are deemed to be an advance against future distributions, and future distributions, if any, to the applicable profits interest unit holder will be reduced by the amount of such tax distributions. See “Executive Long-Term Incentives—Long-Term Incentive Awards Description” above;

•	reimbursement of tax preparation services of $1,980 for Ms. Jokinen.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Grants of plan-based awards in 2018

The following table provides information concerning awards in 2018.

		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock and option awards ($)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
R. Andrew Eckert	—	$180,000	$900,000	$1,800,000	—	—	—	—	—
Tracy Jokinen	—	$70,000	$350,000	$700,000	—	—	—	—	—
Gaurav Agarwal	—	$118,800	$594,000	$1,188,000	—	—	—	—	—
Rohit Kashyap	—	$76,500	$382,500	$765,000	—	—	—	—	—
John Bibb	—	$81,000	$405,000	$810,000	—	—	—	—	—

(1)	These columns report the range of potential amounts pursuant to awards under our AIB. Actual 2018 AIB bonus amounts are reported in the “2018 Summary Compensation Table” under “Non-Equity Incentive Plan Compensation.”

Named executive officer employment agreements

The Company and each named executive officer have executed an offer letter or employment agreement, as applicable, outlining the terms of employment for such named executive officer. Each of these letters or agreements sets forth standard terms summarizing annual base salary, bonus and benefits. These offer letters and employment agreements are described below.

R. Andrew Eckert.    In April 2017, Mr. Eckert entered into a written employment agreement with KCI, or the Eckert Employment Agreement, providing for his employment as Chief Executive Officer of the Company and its operating subsidiaries, with no fixed term of employment. Pursuant to his employment agreement, commencing in April 2017, Mr. Eckert’s annualized base salary was $900,000. Pursuant to the employment agreement, Mr. Eckert was eligible to receive an annual performance-based bonus for the year 2017 with a target bonus of 100% of his annual base salary, with a minimum amount payable of $450,000 in respect of the year 2017. The Eckert Employment Agreement also provided for the grant of 4,125,000 profits interest units pursuant to the Equity Incentive Plan, which grant was made in April 2017 and amended and restated in August 2017. Pursuant to his employment agreement, Mr. Eckert is entitled to a cash bonus in the amount of (i) $5,000,000 upon the Sponsors’ receipt of cash and/or marketable securities (as such term is defined in the Equity Incentive Plan) representing a MOIC equal to 1.75x (the “MOIC Bonus”) or (ii) $2,500,000 in the event that prior to the event described in the foregoing clause (i), a change of control (as such term is defined in the Equity Incentive Plan) occurs in which the Sponsors receive aggregate amounts of cash and/or marketable securities (as such term is defined in the Equity Incentive Plan) representing a MOIC equal to or greater than 1.25x but less than 1.75x (the “Change of Control MOIC Bonus”). Following a change of control (as such term is defined in the Equity Incentive Plan), any MOIC Bonus that subsequently becomes payable shall be reduced by any Change of Control MOIC Bonus already paid. (See – “Potential Payments Upon Termination or Change in Control” below.) Mr. Eckert’s employment agreement also provides perquisites consisting of (i) reimbursement of up to $10,000 per year for tax return preparation services, (ii) payment of up to $45,000 of legal expenses incurred in connection with the negotiation of the employment agreement, (iii) housing and commuting expenses in an aggregate amount not to exceed $11,000 per month, plus a tax gross-up on such amount, with the total cost of the reimbursement including such gross-up not to exceed $22,000 per month (with such caps being subject to renegotiation in good faith if they become inadequate based on actual experience), and (iv) reimbursement of private airfare on a tax-neutral basis from either Austin or Dallas, as applicable, to San

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Antonio, as necessary, and in connection with other travel in exceptional circumstances, subject to prior written approval by the board of directors of KCI. The Eckert Employment Agreement provides for severance benefits in the event his employment is terminated upon the occurrence of certain events, in as discussed in “Potential Payments Upon Termination or Change in Control” below. Pursuant to a separate written agreement, Mr. Eckert is subject to certain restrictive covenants.

Tracy Jokinen.    In June 2017, Ms. Jokinen executed a written offer letter with KCI USA, Inc., providing for her at-will employment as Executive Vice President, Chief Financial Officer, with no fixed term of employment. Pursuant to her offer letter, Ms. Jokinen’s annual base salary in 2017 was $500,000, and she was also eligible to receive an annual performance-based bonus pursuant to the AIB with a target bonus for 2017 of 70% of her annual base salary, which was prorated based on her service with KCI USA, Inc. in 2017 (with a minimum payout of such prorated target amount having been guaranteed in respect of the year 2017). Ms. Jokinen also receives perquisites consisting of the reimbursement of up to $2,500 per month of certain commuting expenses while she is commuting from her Minneapolis or Phoenix residence to KCI USA, Inc.’s San Antonio, Texas office and $5,000 per year for financial planning and tax services. Ms. Jokinen’s offer letter also provided that Ms. Jokinen would be recommended for a grant of profits interest units with a target value of $4,000,000 (based on achievement of a 2.5 MOIC) pursuant to the Equity Incentive Plan, which grant was made in August 2017. The offer letter also contemplates the execution of a retention agreement, pursuant to which Ms. Jokinen is eligible for severance benefits in the event her employment is terminated upon the occurrence of certain events, and may be subject to certain restrictive covenants, as discussed in “Potential Payments Upon Termination or Change in Control” below. Pursuant to a separate restrictive covenant agreement, Ms. Jokinen is subject to certain restrictive covenants.

Gaurav Agarwal.    In November 2014, Mr. Agarwal received a written offer letter from KCI USA, Inc., providing for his at-will employment as Group President, Business and Innovation, with no fixed term of employment. Mr. Agarwal’s offer letter also provided that Mr. Agarwal would be recommended for a grant of 2,000,000 profits interest units pursuant to the Equity Incentive Plan, which grant was made in two installments, with 1,430,000 profits interest units granted in February 2015 and 570,000 profits interest units granted in May 2015. Mr. Agarwal was granted an additional 214,133 profits interest units in July 2015. Pursuant to the offer letter, Mr. Agarwal was entitled to relocation benefits in accordance with company policy in connection with his relocation, and to reimbursement of $5,000 per year for financial planning and tax services. In January 2017, Mr. Agarwal entered into a written letter agreement with KCI in connection with his promotion to Chief Commercial Officer. Pursuant to the letter agreement, commencing in April 2017, Mr. Agarwal’s annualized base salary was increased to $660,000, and Mr. Agarwal’s target bonus pursuant to the AIB for 2017 was increased to 90% of his annual base salary, with proration for the number of days such base salary was in effect. Pursuant to the letter agreement, Mr. Agarwal was entitled to relocation benefits in accordance with company policy in connection with the relocation of his principal place of employment to KCI’s headquarters in San Antonio, Texas. Mr. Agarwal’s letter agreement also provided for the grant of 1,398,515 profits interest units pursuant to the Equity Incentive Plan upon approval by the Board of Directors or the compensation committee, which grant was made in January 2017. Mr. Agarwal is also eligible for severance benefits and may be subject to certain restrictive covenants in the event his employment is terminated upon the occurrence of certain events, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. Pursuant to a separate restrictive covenant agreement, Mr. Agarwal is subject to certain restrictive covenants.

Rohit Kashyap.    In October 2015, Mr. Kashyap received a written promotion offer letter from KCI USA, Inc. in connection with his promotion to President, North America AWT and Advantage Center, providing for his at-will employment, with no fixed term of employment. In January 2017, Mr. Kashyap entered into a written letter agreement with KCI in connection with his promotion to Commercial Lead, the Americas. Pursuant to his letter

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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agreement, commencing in April 2017, Mr. Kashyap’s annualized base salary was increased to $510,000, and his target bonus pursuant to the AIB for 2017 was increased to 75% of his annual base salary, with proration with respect to the number of days in 2017 that his new base salary was in effect. Mr. Kashyap’s letter agreement also provided for the grant of 911,138 profits interest units pursuant to the Equity Incentive Plan upon approval by the Board of Directors or the compensation committee, which grant was made in January 2017. Mr. Kashyap was granted an additional 625,631.922 profits interest units in November 2011, 7,701.411 profits interest units in July 2012 relating to his November 2011 grant, and 428,266 profits interest units in July 2015. Mr. Kashyap is also eligible for severance benefits in the event his employment is terminated upon the occurrence of certain events and may be subject to certain restrictive covenants, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. Pursuant to a separate restrictive covenant agreement, Mr. Kashyap is subject to certain restrictive covenants.

John T. Bibb.    In April 2011, Mr. Bibb executed a written offer of promotion letter with KCI, providing for his at-will employment as Senior Vice President, General Counsel of KCI, with no fixed term of employment. Mr. Bibb’s offer of promotion letter provides perquisites consisting of up to $5,000 per year for financial planning and tax services and up to $3,136 per year for a physical exam). Mr. Bibb was granted 1,317,119.835 profits interest units in November 2011, an additional 16,213.498 profits interest units in July 2012 relating to his November 2011 grant, and 428,266 profits interest units in July 2015. Effective as of December 2016, Mr. Bibb executed a letter agreement with KCI increasing his base salary and providing for certain bonus opportunities. Pursuant to the letter agreement, Mr. Bibb’s annualized base salary effective commencing March 2017 was $450,000, and he was also eligible to receive an annual performance-based bonus pursuant to the AIB for the year 2016 with a target bonus of 90% of his annual base salary, with proration for the number of days such base salary was in effect. Mr. Bibb’s letter agreement provides for entry into a retention bonus agreement, the Bibb Retention Bonus Agreement, which provides for a retention bonus in the amount of up to $1,500,000, subject to certain terms and conditions, including continued employment through the Final MOIC Measurement Date (as defined in “Potential Payments Upon Termination or Change in Control” below); provided, that entitlement to such amount shall vest over a three-year period and be subject to proration upon the occurrence of the Final MOIC Measurement Date prior to December 31, 2019; provided, further, that upon certain qualifying terminations of employment, Mr. Bibb shall be entitled to the payment of such prorated amount (See – “Potential Payments Upon Termination or Change in Control” below). Mr. Bibb’s letter agreement provides for the grant of 1,028,418 profits interest units pursuant to the Equity Incentive Plan upon approval by the Board of Directors or the compensation committee, which grant was made in December 2016. Mr. Bibb is also eligible for severance benefits and may be subject to certain restrictive covenants in the event his employment is terminated upon the occurrence of certain events, pursuant to a separate retention agreement he has entered into with KCI, as discussed in “Potential Payments Upon Termination or Change in Control” below. Pursuant to a separate written agreement, Mr. Bibb is subject to certain restrictive covenants.

Material terms of plans that govern share-based awards

In February 2016, the Board of Directors approved amendments to the Equity Incentive Plan, as further described in the section captioned “Executive Long-Term Incentives—Long-Term Incentive Program Design.” At the time of the Equity Incentive Plan’s initial adoption in November 2011, the maximum aggregate number of profits interest units available for awards under the Equity Incentive Plan was 23,352,535, subject to adjustment as provided for in the Equity Incentive Plan. In July 2012, July 2015, and February 2017, the LPA was amended to allow for a maximum of 23,641,333, 33,641,333, and 45,641,333 profits interest units, respectively, to be available for awards under the Equity Incentive Plan. The vesting terms and expiration of each award are fixed by the compensation committee. The distribution threshold for awards granted under the Equity Incentive Plan

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

is established by the compensation committee, which is not less than an amount equal to the fair market value of a limited partnership unit as of the date of grant of such awards. “Fair Market Value” means the fair market value per limited partnership unit as determined by the compensation committee in good faith based upon the amount such limited partnership unit would have received as a distribution in the event of a liquidation of the Partnership as of the date of determination, provided that, for the avoidance of doubt, no valuation discount (including for lack of marketability or minority interest) shall be taken into account when such determination is made.

Outstanding equity awards at 2018 fiscal year-end

The following table provides information concerning outstanding equity awards for each named executive officer outstanding as of December 31, 2018. The equity awards held by the named executive officers are profits interest units.

	Equity awards
Name	Grant date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(4)
R. Andrew Eckert	4/3/2017	1,546,875	3,093,750	2,062,500	4,125,000

Tracy Jokinen	8/24/2017	350,765	606,824	510,204	682,585

Gaurav Agarwal	2/24/2015	—	—	715,000	1,548,213
	5/4/2015	—	—	285,000	617,120
	7/22/2015	20,075	55,808	107,067	230,179

Rohit Kashyap	11/11/2011	—	—	312,816	1,357,121
	7/26/2012	—	—	3,851	16,706
	7/22/2015	40,150	111,617	214,133	460,357

John Bibb	11/11/2011	—	—	658,560	2,857,096
	7/26/2012	—	—	8,107	35,170
	7/22/2015	40,150	111,617	214,133	460,357

(1)	Represents time-based profits interest units that have not vested. Generally, time-based profits interest units vest 25% one year after the date of grant with the remaining 75% vesting quarterly in equal amounts over the next 36 months so that vesting is 100% complete in four years. In April 2017, Mr. Eckert received an award of time-based profits interest units which vest 25% on each anniversary of the grant date. Vesting of the time-based profits interest units will be accelerated upon a change of control, as such term is defined in the Equity Incentive Plan. See “—Potential Payments Upon Termination or Change in Control—Third Amended and Restated Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan.”

(2)	Based on the appreciation in the value of our business from and after the date of grant through October 31, 2018, the date of the Company’s most current valuation prior to December 31, 2018.

(3)	Represents performance-based profits interest units. Generally, these awards vest one-third each upon the later of (i) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 1.5 and 2.5), and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. See “—Executive Long-Term Incentives.” In April 2017, Mr. Eckert received an award of performance-based profits interest units that shall be vested if, and only if, Mr. Eckert remains employed by the Partnership and its affiliates as and when distributions are payable in accordance with the terms of the LPA.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(4)	The amounts shown in this column represent the market value of outstanding performance-based profits interest units as of December 31, 2018 based on the valuation as of October 31, 2018, the date of the Company’s most current valuation prior to December 31, 2018.

Option exercises and stock vested in 2018

The following table provides information concerning the number of time-based profits interest units held by our named executive officers that vested during 2018 on an aggregate basis.

	Equity awards
Name	Number of shares acquired on vesting (#)	Value realized on vesting ($)(1)
R. Andrew Eckert	515,625	30,938
Tracy Jokinen	159,439	55,166
Gaurav Agarwal	276,767	358,734
Rohit Kashyap	53,533	44,968
John Bibb	53,533	44,968

(1)	Based on the appreciation in the value of our business from and after the date of grant through the date of the Company’s most current valuation prior to each applicable vesting date.

Pension benefits and non-qualified deferred compensation

We do not currently maintain pension arrangements, supplemental executive retirement plans or other non-qualified deferred compensation arrangements for the benefit of our named executive officers.

Potential payments upon termination or change in control

The information below describes and estimates certain compensation that would become payable under existing plans and arrangements if the named executive officer’s employment had terminated on December 31, 2018, given the named executive officer’s compensation and service levels as of such date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under the Company’s bonus plans, disability benefits and accrued salary and vacation benefits.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from those estimated below. Factors that could affect these amounts include the timing during the year of any such event and the valuation of the Company at that time. There can be no assurance that a termination or change in control would produce the same or similar results as those described below if any assumption used to prepare this information is not correct in fact.

Eckert employment agreement.    Under the terms of the Eckert Employment Agreement, Mr. Eckert will be entitled to the following severance payments if his employment is terminated by KCI without Cause (as defined below) or by Mr. Eckert for Good Reason (as defined below), subject to his compliance with certain restrictive covenant obligations and his execution of a release of claims in favor of KCI and its affiliates: (i) an aggregate amount equal to one-and-a-half times the sum of (x) his then-current annual base salary and (y) annual target bonus (or two times such sum if such termination occurs within the three months preceding or the 12 months following a change of control), paid ratably over the 18-month period following such termination, (ii) reimbursement for up to 18 months of full COBRA premiums, (iii) any unpaid prior year bonus, based on

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

actual performance, (iv) payment of the MOIC Bonus or the Change of Control MOIC Bonus (as such terms are described in “Named Executive Officer Employment Agreements” above), as applicable, at such time such bonus would have otherwise been payable if the applicable performance hurdle(s) are met no later than six months following the date of termination, and (v) payment of reasonable relocation expenses to return to California, and KCI’s assumption of any automobile or residential lease.

The Eckert Employment Agreement is conditioned on Mr. Eckert’s entry into a restrictive covenants agreement, which contains (i) a perpetual confidentiality provision, (ii) a non-competition covenant during employment and for two years thereafter, and (iii) a customer and employee non-solicitation covenant during employment and for two years thereafter.

Under the Eckert Employment Agreement, “Cause” means: (i) a material violation of such agreement or Mr. Eckert’s restrictive covenants agreement with KCI; (ii) the continued unreasonable refusal or omission to perform any material duties required by the board of directors of KCI, which duties are reasonable and consistent with Mr. Eckert’s position as Chief Executive Officer of the Company; (iii) any material act or omission involving malfeasance or gross negligence in the performance of Mr. Eckert’s duties to, or material deviation from any of the material policies or directives of, KCI, in a manner that materially damages KCI or any of its subsidiaries; (iv) conduct which constitutes the breach of any statutory or common law duty of loyalty to KCI, in a manner that materially damages KCI; (v) any illegal act which materially and adversely affects the business of KCI or any felony (other than traffic violations) committed by Mr. Eckert, as evidenced by conviction thereof, provided that KCI may suspend Mr. Eckert without any reduction in compensation while any allegation of such illegal or felonious act is investigated; (vi) failure to reasonably cooperate in any audit or investigation of the business or financial practices of KCI that continues after written notice from the board of directors of KCI; or (vii) being listed on the Office of Inspector General exclusion list or the General Services Administrative debarment list, or any other equivalent lists. If such a failure by Mr. Eckert is subject to correction, as determined by the board of directors of KCI in good faith, Cause will not occur unless Mr. Eckert has been given a 30-day cure period subsequent to written notice to Mr. Eckert of such failure and appropriate correction has not occurred during such period in the reasonable determination of the board of directors of KCI.

Under the Eckert Employment Agreement, “Good Reason” means Mr. Eckert’s resignation from employment after written notice to the Company of the occurrence of any of the following without Mr. Eckert’s express written consent: (i) Mr. Eckert’s authority, responsibilities or duties as Chief Executive Officer are significantly and materially reduced; provided, that a reduction of such authority, responsibilities or duties that is attributable solely to the fact that Mr. Eckert will be the chief executive officer of a smaller enterprise as a result of the consummation of the sale of the LifeCell Regenerative Medicine business shall not constitute Good Reason; (ii) a material reduction in base salary or annual target bonus, other than a reduction of not more than 15% percent that applies equally to all other KCI executives; (iii) the failure of KCI to obtain the assumption of the Eckert Employment Agreement by any successors to KCI; (iv) Mr. Eckert is required to change his principal place of employment with KCI to a location other than San Antonio, Texas that, in his reasonable, good faith judgment, results in a meaningfully longer or difficult commute from his principal residence as of the date of such change; or (v) any material breach by KCI of the Eckert Employment Agreement. Mr. Eckert’s resignation for Good Reason is subject to his submission of his written resignation to the board of directors of KCI within 60 days after becoming aware (or within 60 days after when he reasonably should have been aware) of the occurrence of the event that forms the basis for his resignation for Good Reason. Such resignation notice must describe in reasonable detail Mr. Eckert’s objection to any of the foregoing events and provide KCI with an opportunity to cure such action or breach within 30 calendar days after receiving such written resignation. Additionally, Mr. Eckert must actually terminate his employment within five days of the expiration of such 30-day period.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Under the Eckert Employment Agreement, in the event that any severance or other benefits payable to Mr. Eckert constitute “parachute payments” within the meaning of Section 280G of the Code, if Mr. Eckert chooses not to solicit shareholder approval of such payments in accordance with Section 280G of the Code, and such amounts would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), such amounts will be either (i) delivered in full or (ii) delivered to such a lesser extent which would result in no portion of such amounts being subject to the Excise Tax, whichever of the foregoing would result in the receipt by Mr. Eckert on an after-tax basis of the greatest amount of benefits. After this offering, KCI will no longer be able to solicit such a shareholder vote.

Jokinen, Agarwal, Kashyap and Bibb retention agreements.    KCI has entered into key employee retention agreements with Ms. Jokinen and Mr. Agarwal and executive retention agreements with Messrs. Kashyap and Bibb, or each, a Retention Agreement, which are generally in the same form, except as otherwise noted. The Retention Agreements each provides for at-will employment and that upon termination of employment by KCI without “Cause” (as defined below) or by the named executive officer for “Good Reason,” (as defined below) (in each case for Messrs. Kashyap and Bibb, not in connection with a change of control as described below) subject to the execution of a full waiver and release of claims in a form provided by KCI, each named executive officer will be entitled to receive: (i) a lump sum cash termination payment equal to the sum of the named executive officer’s annual base salary and annual target bonus (except in the case of Ms. Jokinen, for whom such amount will be paid ratably over a 12-month period in accordance with KCI’s payroll practices) and (ii) reimbursement of full COBRA premiums for up to 12 months following the date of termination of his or her employment.

Messrs. Kashyap and Bibb’s Retention Agreements additionally provide that if such named executive officer’s employment is terminated by KCI without “Cause” (as defined below) or by the named executive officer for “Good Reason” (as defined below) upon or within 24 months following a change of control (as defined in the applicable Retention Agreement), subject to the execution of a full waiver and release of claims in a form provided by KCI, such named executive officer is entitled to receive: (i) a lump sum cash termination payment equal to two times the sum of his annual base salary and annual target bonus, and (ii) reimbursement of full COBRA premiums for up to 18 months following the date of termination of his employment.

Under the Retention Agreements, “Cause” generally means conduct involving one or more of the following: (i) the named executive officer’s substantial and continuing failure to render services to KCI in accordance with the named executive officer’s obligations and position with KCI (for Ms. Jokinen and Messrs. Agarwal and Bibb, other than due to such named executive officer’s disability); provided that if KCI provides the named executive officer adequate notice of such failure and, if such failure is capable of cure, the named executive officer fails to cure such failure within 30 days of the notice; (ii) dishonesty (in the case of Ms. Jokinen and Messrs. Agarwal and Bibb, which causes financial or reputation harm to KCI), gross negligence or breach of fiduciary duty; (iii) the named executive officer’s indictment of, conviction of, or no contest plea to, any felony, or an act of theft, fraud, embezzlement (or in the case of Mr. Kashyap, Mr. Kashyap’s indictment of, conviction of, or no contest plea to an act of theft, fraud or embezzlement, or the commission of a felony); or (iv) a material breach of the terms of an agreement between the named executive officer and KCI or a material breach of any policy of KCI. Mr. Bibb’s Retention Agreement also provides that “Cause” includes failure to use reasonable business judgment in executing or following any specific and lawful directive or instruction from his immediate supervisor, KCI’s chief executive officer or KCI’s board or directors. In the case of Ms. Jokinen and Messrs. Agarwal and Bibb, if within 12 months after the termination of such named executive officer’s employment, facts and circumstances are discovered that would have justified a termination for Cause, such termination shall be deemed to have been for Cause and such named executive officer may be required to repay any severance benefits to which he or she would not have been entitled upon a termination for Cause.

Under the Retention Agreements, “Good Reason” generally means the occurrence of any of the following without the named executive officer’s consent: (i) the material reduction of the named executive officer’s duties

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and/or responsibilities, which is not cured within 30 days after the named executive officer provides written notice to KCI; provided, however, it shall not be considered Good Reason if, upon or following a change in control, such named executive officer’s duties and responsibilities remain the same as those prior to the change in control but such named executive officer’s title and/or reporting relationship is changed; (ii) the material reduction of the named executive officer’s base compensation (in the case of Ms. Jokinen and Messrs. Agarwal and Bibb, which is not cured within 30 days after the named executive officer provides written notice), other than across-the-board decreases in base compensation applicable to, (x) in the case of Ms. Jokinen and Mr. Agarwal, “similarly situated key employees” of KCI; and (y) in the case of Messrs. Kashyap and Bibb, all executive officers of KCI; or (iii) the named executive officer’s relocation to a business location in excess of 50 miles (x) in the case of Mr. Kashyap, from KCI’s headquarters in San Antonio, Texas or (y) in the case of Ms. Jokinen and Messrs. Agarwal and Bibb, from the location of the named executive officer’s employment as of the effective date of the Retention Agreement (in such cases described in clause (y), which is not cured within 30 days after the named executive officer provides written notice). Pursuant to the terms of the Retention Agreements for Ms. Jokinen and Messrs. Agarwal and Bibb, to be considered a resignation from employment on account of “Good Reason,” the named executive officer must: (i) provide written notice to KCI (stating that he or she believes one or more of the Good Reason conditions described above exists), within 30 days from the date the named executive officer becomes aware of the initial existence of such condition, upon the notice of which KCI shall be provided a period of 30 days during which it may remedy the situation, and (ii) resign within 30 days of the failure of KCI to cure such condition. Pursuant to Messrs. Agarwal and Kashyap’s January 2017 letter agreements and Mr. Bibb’s December 2016 letter agreement, each such named executive officer agreed that (i) a reduction of such named executive officer’s title, duties, authority, responsibilities and/or reporting relationship that is attributable solely to the fact that he will have authority and responsibilities with respect to a smaller enterprise as a result of Acelity L.P. Inc.’s January 2017 sale of its LifeCell Regenerative Medicine business to Allergan Holdco US, Inc. and (ii) in the case of Mr. Agarwal, the new position and relocation as contemplated by his letter agreement and in the case of Mr. Kashyap, the new position as contemplated by his letter agreement, in each case, shall not constitute Good Reason for purposes of such named executive officer’s Retention Agreement and awards under the Equity Incentive Plan.

Bibb retention bonus agreement.    Under the terms of the Bibb Retention Bonus Agreement, Mr. Bibb is eligible to receive a retention bonus in the amount of up to $1,500,000 following the later of (i) the final disposition by the Sponsors of all of their class A-1 interests in the Partnership (and any consideration other than cash or marketable securities received in connection therewith) for cash or marketable securities or (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization (such applicable date referred to herein as the Final MOIC Measurement Date). If Mr. Bibb’s employment is terminated without Cause, as defined in his Retention Agreement, or resigns for Good Reason, as defined in his Retention Agreement, in each case, on or after January 1, 2017 and prior to the Final MOIC Measurement Date, he shall be entitled to a pro rata portion of such retention bonus, based on the number of days he was employed between January 1, 2017 and December 31, 2019. Such amount shall be paid in 18 equal monthly installments and shall be subject to Mr. Bibb’s continued compliance with any restrictive covenants by which he may be bound with respect to KCI and its affiliates. If the Final MOIC Measurement Date occurs prior to December 31, 2019, Mr. Bibb shall be entitled to the same pro-rata amount of such retention bonus that he would be entitled upon a termination without Cause or resignation for Good Reason on such date, payable in lump sum.

Third amended and restated Chiron Guernsey Holdings L.P. Inc. executive equity incentive plan.    In February 2016, the Board of Directors approved the Equity Incentive Plan. Named executive officers are eligible to participate in the Equity Incentive Plan, pursuant to which recipients of profits interest units are eligible to share in the value realized by the Company’s private owners. Generally, 50% of the profits interest unit awards vest based on the passage of time and generally vest one-fourth on the first anniversary of the date of grant and equally on each quarterly anniversary thereafter (but with accelerated vesting upon a change of control, as

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

such term is defined in the Equity Incentive Plan), and 50% of the profits interest unit awards are subject to performance-based vesting conditions and vest one-third each upon the later of (i) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing 1.5 MOIC, 2.0 MOIC and 2.5 MOIC, as applicable (with proportionate vesting to the extent the actual MOIC falls between 1.5 and 2.5), and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. The compensation committee exercises judgment in determining the levels of profits interest unit awards, considering the competitiveness of the awards, relative job responsibilities, a named executive officer’s target cash and total compensation levels and an assessment of each named executive officer’s performance and potential, as well as retention considerations. All named executive officers have been granted awards under the Equity Incentive Plan, which generally have the terms described in “Executive Long-Term Incentives” above and described below.

Generally, in the event of termination of a named executive officer’s employment without cause or for good reason, as such terms are defined in the Equity Incentive Plan, the portion of the time-based tranche that would have vested on the next scheduled vesting date will become vested on the date of such termination, and the remaining unvested portion of the time-based profits interest units may become fully vested if a change of control, as such term is defined in the Equity Incentive Plan, occurs within 105 days following the date of such termination, disregarding the prior termination of employment for such purposes. In addition, in the event of termination of a named executive officer’s employment without cause or for good reason, the performance-based tranche will remain eligible to become vested if a transaction or transactions occurs or occur within six months following such termination which would have resulted in vesting of any portion of such performance-based profits interest units. With respect to Mr. Eckert’s 2017 profits interest unit award, upon a termination of Mr. Eckert’s employment without cause (other than due to death or disability) or by Mr. Eckert for good reason (each as defined in the Eckert Employment Agreement) (i) in the six-month period before the next vesting date of any portion of the time-vesting profits interest units, the applicable portion of the time-vesting profits interest units that otherwise would have vested on such next vesting date shall vest, and (ii) Mr. Eckert shall be eligible to receive 100% of any distributions otherwise payable in accordance with the LPA within three months following such termination, which three-month period shall be extended to six months in the event that a change of control (as such term is defined in the Equity Incentive Plan) occurs within six months after such termination. With respect to Messrs. Agarwal and Kashyap’s January 2017 profits interest unit awards and Mr. Bibb’s December 2016 profits interest unit award in the event of termination of employment for any reason, such awards are cancelled without consideration and forfeited on such date.

Generally, in the event of certain divestitures of individual business segments of the Company and certain corresponding terminations of employment, if the named executive officer remains employed through such divestiture, uses best efforts to effect such divestiture, and (i) is not made a comparable offer of employment from either the successor to the divested business or the then-current employer or (ii) is made a comparable offer and continues with the successor to the divested business or the then-current employer, as applicable, for a reasonable transition period of up to one year (or if earlier, until a qualifying termination of employment), then (a) the time-based tranche may become fully vested and (b) the performance-based tranche may remain eligible to become vested upon a subsequent MOIC event and initial public offering, change of control or qualified leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. In the event of a termination of a named executive officer’s employment without cause or for good reason, as such terms are defined in the Equity Incentive Plan, within 105 days prior to such divestiture, the named executive officer is afforded the special vesting of the time-based tranche and the performance-based tranche described above upon the closing of such divestiture. Pursuant to Messrs. Agarwal and Kashyap’s January 2017 letter agreements and Mr. Bibb’s December 2016 letter agreement, each such named executive officer agreed that the divestiture provisions described in this paragraph (i) would only apply to a participant’s profits interest unit

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

awards in the event of a divestiture of a business of the Partnership with respect to which such participant provides substantially all of his business time as determined by the Board of Directors or compensation committee, and shall not apply to participants in the Equity Incentive Plan who are corporate-level officers and employees who provide substantial services to any business that is not the subject of such divestiture, unless such participant’s employment is terminated without cause (as defined in the Equity Incentive Plan) in connection with and as a result of the restructuring of Acelity resulting from such divestiture, which termination occurs within 105 days prior to or one year following the consummation of such divestiture, and (ii) would not apply to such named executive officer with respect to Acelity L.P. Inc.’s January 2017 sale of its LifeCell Regenerative Medicine business to Allergan Holdco US, Inc.

Generally, in the event of a qualifying change of control, as such term is defined in the Equity Incentive Plan, and certain corresponding terminations of employment, the performance-based tranche may remain eligible to become vested upon a subsequent MOIC event and initial public offering, change of control or qualified leveraged recapitalization, as such terms are defined in the Equity Incentive Plan, if the named executive officer remains employed through such qualifying change of control, uses best efforts to effect such qualifying change of control, and (a) is not made a comparable offer of employment from the successor in such qualifying change of control or (b) is made a comparable offer and continues with the successor for a reasonable transition period of up to one year (or if earlier, until a qualifying termination of employment). In the event of a termination of a named executive officer’s employment without cause or for good reason, as such terms are defined in the Equity Incentive Plan, within 105 days prior to such qualifying change of control, the named executive officer is afforded the special vesting of the performance-based tranche described above upon the closing of such qualifying change in control.

Pursuant to the terms of Mr. Bibb’s December 2016 letter agreement, the terms of Mr. Bibb’s profits interest unit awards granted prior to December 2016 (but excluding his December 2016 profits interest unit award) were amended to provide that, with respect to the performance-vesting profits interest units, upon a termination of Mr. Bibb’s employment for any reason other than by the employer for cause (as defined in the Equity Incentive Plan) (each such termination, a “qualifying termination”), Mr. Bibb would be entitled to the following:

•

Upon any qualifying termination that is not a termination by the employer without cause (as defined in the Equity Incentive Plan) or resignation for good reason (as defined in the Equity Incentive Plan and as modified by the December 2016 letter agreement), Mr. Bibb shall be deemed service-vested in a portion of the performance-vesting profits interest units equal to the long-term vesting percentage (defined as (a) 0%, if termination occurs prior to the five and one-half year anniversary of the applicable date of grant, (b) 10%, if termination occurs following such date in the foregoing clause (a), and (c) an additional 10% for each additional year that has elapsed since such date in the foregoing clause (a), in all cases, subject to a maximum of 50%), which profits interest units will remain outstanding and vest as and when such profits interest units otherwise would have vested based on the performance-vesting terms (without regard to further service requirements), until the Final MOIC Measurement Date (subject to compliance with applicable restrictive covenants), and shall be subject to repurchase rights only after the Final MOIC Measurement Date and at fair market value (as defined in the Equity Incentive Plan) as of the date of such repurchase (the treatment of profits interest units described in the foregoing, the “Long-Term Vesting Treatment”). Notwithstanding the foregoing, the number of such profits interest units that would have vested on the date of such termination based on the MOIC that would have been realized on such date assuming a hypothetical liquidation of the Partnership may be repurchased during the six-month period following such termination at fair market value as of such termination.

•

Upon any qualifying termination that is either a termination by the employer without cause (as defined in the Equity Incentive Plan) or resignation for good reason (as defined in the Equity Incentive Plan and as modified by the December 2016 letter agreement), Mr. Bibb shall be eligible to receive the Long-Term

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Vesting Treatment, except that the applicable percentage shall be 1.5 times the long-term vesting percentage described above (but subject to the same maximum of 50%). The terms of the existing award agreements shall apply to any performance-vesting profits interest units that are not subject to such treatment as described in the foregoing sentence.

The profits interest unit awards are subject to customary repurchase rights, restrictions on transfer and other security holder rights, and the named executive officers have the right to require the profits interest units to be repurchased at fair market value by the Partnership upon a termination of employment due to death or disability.

Except as otherwise described herein, in the event of termination of a named executive officer’s employment, unvested profits interest units are forfeited for no consideration therefor.

In connection with the completion of this offering, we expect that the profits interest units will generally be converted into shares of our common stock assuming a hypothetical liquidation of the Partnership immediately prior to the offering, with such converted shares of common stock having substantially equivalent rights and privileges as in effect immediately prior to such conversion of such profits interest units and with carry-over vesting terms, in accordance with the terms of the LPA. In addition, additional stock options, or top-up options, will be granted to holders of profits interest units to the extent that such holders experience dilution resulting from this offering that is disproportionate to the dilution experienced by holders of limited partnership units, in order to ensure that such holders of profits interest units maintain substantially the same opportunity for potential appreciation in the value of their equity securities in us relative to the value of their profits interest units. The top-up options will have the same vesting, clawback, repurchase rights and forfeiture obligations as those that apply to the profits interest units prior to the conversion into shares of our common stock.

Under the Equity Incentive Plan, cause means conduct involving one or more of the following: (i) the substantial and continuing failure of the participant to render services to the Partnership or any affiliate in accordance with the participant’s obligations and position with the Partnership or affiliate; provided that the Partnership or such affiliate provides the participant with adequate notice of such failure and, if such failure is capable of cure, the participant fails to cure such failure within 30 days of the notice; (ii) dishonesty, gross negligence or breach of fiduciary duty; (iii) the participant’s indictment of, conviction of, or no contest plea to, an act of theft, fraud or embezzlement; (iv) the commission of a felony; or (v) a material breach of the terms of any agreement between the participant, on the one hand, and the Partnership or any affiliate on the other hand or a material breach of any material policy of the Partnership or any affiliate.

Under the Equity Incentive Plan, good reason means one or more of the following: (i) the material reduction of the participant’s duties and/or responsibilities, which is not cured within 30 days after the participant provides written notice to the employer; provided however, it shall not be considered good reason if, upon or following a change of control, as such term is defined in the Equity Incentive Plan, the participant’s duties and responsibilities remain the same as those prior to a change of control, as such term is defined in the Equity Incentive Plan, but the participant’s title and/or reporting relationship is changed; (ii) the material reduction of the participant’s annual base salary (which is not cured within 30 days after the participant provides written notice), other than across-the-board decreases in annual base salary applicable to all executive officers of the employer; or (iii) the relocation of the participant to a business location in excess of 50 miles from the participant’s place of employment on the date of grant (which is not cured within 30 days after the participant provides written notice). To be considered a resignation from employment on an account of good reason, the participant must provide written notice to the employer (stating that the participant believes one or more of the good reason conditions described above exists) within 30 days following the initial existence of such condition, and must resign within 30 days following the employer’s failure to cure such condition.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Executive benefits and payments upon termination table

The following table shows the potential payments to our named executive officers under existing agreements, plans or other arrangements for various scenarios involving a change in control or termination of employment, in each case assuming the change in control and termination date was December 31, 2018.

Name	Good reason termination(1)(2) ($)	Involuntary not for cause termination(1)(2) ($)	Change in control(3)($)	Termination following a change in control($)
R. Andrew Eckert
Severance	2,700,000	2,700,000	—	3,600,000
MOIC Bonus(4)	—	—	5,000,000	5,000,000
Value of Profits Interest Unit Acceleration	1,031,250	1,031,250	7,218,750	7,218,750
COBRA Premium Reimbursements(5)	38,629	38,629	—	38,629
Other(6)	49,920	49,920	—	—

Total	3,819,799	3,819,799	12,218,750	15,857,379

Tracy Jokinen
Severance	850,000	850,000	—	850,000
Value of Profits Interest Unit Acceleration	55,166	55,166	1,289,409	1,289,409
COBRA Premium Reimbursements(4)	25,753	25,753	—	25,753

Total	930,919	930,919	1,289,409	2,165,162

Gaurav Agarwal
Severance	1,254,000	1,254,000	—	1,254,000
Value of Profits Interest Unit Acceleration	18,603	18,603	2,451,320	2,451,320
COBRA Premium Reimbursements(4)	26,051	26,051	—	26,051

Total	1,298,654	1,298,654	2,451,320	3,731,371

Rohit Kashyap
Severance	892,500	892,500	—	1,785,000
Value of Profits Interest Unit Acceleration	37,206	37,206	1,945,801	1,945,801
COBRA Premium Reimbursements(4)	26,051	26,051	—	39,076

Total	955,757	955,757	1,945,801	3,769,877

John Bibb
Severance	855,000	855,000	—	1,710,000
Pro rata Retention Bonus	1,000,000	1,000,000	—	1,000,000
Value of Profits Interest Unit Acceleration	37,206	37,206	3,464,240	3,464,240
COBRA Premium Reimbursements(4)	21,430	21,430	—	32,145

Total	1,913,636	1,913,636	3,464,240	6,206,385

(1)	This column assumes that no change of control, initial public offering or qualified leveraged recapitalization, as such terms are defined in the Equity Incentive Plan, occurred on December 31, 2018.

(2)

Generally, in the event of a termination without cause, or a resignation for good reason, as such terms are defined in the Equity Incentive Plan, the portion of the time-based profits interest units that would have vested on the next scheduled vesting date will

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

become vested on the date of such termination. With respect to Mr. Eckert’s 2017 profits interest unit award, in the event of a termination without cause, or a resignation for good reason, as such terms are defined in the Eckert Employment Agreement (i) in the six-month period before the next vesting date of any portion of the time-vesting profits interest units, the applicable portion of the time-vesting profits interest units that otherwise would have vested on such next vesting date shall vest. The amounts reported with respect to such time-based profits interest units are based on the appreciation in the value of our business from and after the applicable date of grant through October 31, 2018, the date of the Company’s most current valuation prior to December 31, 2018.

(3)	Upon a change of control, as such term is defined in the Equity Incentive Plan, our named executive officers’ unvested time-based profits interest units would all become immediately vested. The amounts reported with respect to the time-based profits interest units are based on the appreciation in the value of our business from and after the applicable date of grant through October 31, 2018, the date of the Company’s most current valuation prior to December 31, 2018. Performance-vesting profits interest units generally vest one-third each upon the later of (i) the receipt by the Sponsors of aggregate cash amounts (including marketable securities, as such term is defined in the Equity Incentive Plan) representing 1.5 MOIC, 2.0 MOIC, and 2.5 MOIC, as further described in the section entitled “—Executive Long-Term Incentives,” and (ii) the occurrence of a change of control, an initial public offering or a qualifying leveraged recapitalization, as such terms are defined in the Equity Incentive Plan. See “—Executive Long-Term Incentives.” At December 31, 2018, the value of our business had appreciated to a level that would have created value in approximately 77.33% of the performance-vesting profits interest units based on the MOIC vesting schedule described above. Therefore, the amounts reported with respect to performance-vesting profits interest units represent the market value of such outstanding performance-vesting profits interest units as of December 31, 2018 based on the valuation as of October 31, 2018, the date of the Company’s most current valuation prior to December 31, 2018.

(4)	Assumes that the MOIC achieved upon a change in control is at least 1.75x.

(5)	This amount is based on the estimated annual cost of healthcare premiums to KCI, and represents the maximum potential reimbursement amount.

(6)	Includes an estimate of reasonable relocation expenses of $5,820 and the cost of assuming Mr. Eckert’s residential lease on December 31, 2018 of $44,100.

KCI Holdings, Inc. 2019 omnibus incentive plan

In connection with this offering, our board of directors expects to adopt, and we expect our shareholders to approve, our 2019 Omnibus Incentive Plan prior to the completion of the offering. The term Board of Directors as used in this “KCI Holdings, Inc. 2019 Omnibus Incentive Plan” section and the “KCI Holdings, Inc. 2019 Employee Stock Purchase Plan” section refers to the board of directors of KCI Holdings, Inc.

Purpose.    The purpose of our 2019 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of shares of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders.

Administration.    Our 2019 Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein, for purposes of this description of the 2019 Omnibus Incentive Plan, as the Committee). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2019 Omnibus Incentive Plan. The Committee is authorized to (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of common stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled in, or exercised for, cash, shares of common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our 2019 Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our 2019 Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of our 2019 Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2019 Omnibus Incentive Plan. Unless otherwise expressly provided in our 2019 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2019 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2019 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our shareholders.

Awards subject to our 2019 omnibus incentive plan.    Our 2019 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2019 Omnibus Incentive Plan is                , or the Absolute Share Limit. Of this amount, the maximum number of shares of common stock for which incentive stock options may be granted is                ; the maximum number of shares of common stock for which stock options or stock appreciation rights may be granted to any individual participant during any single fiscal year is                ; the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $                in total value. Except for Substitute Awards (as described below), in the event any award expires or is cancelled, forfeited, terminated, settled in cash, or otherwise settled without delivery to the participant of the full number of shares to which the award related, the undelivered shares of common stock may be granted again under our 2019 Omnibus Incentive Plan. Shares of common stock withheld in payment of the exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price or taxes relating to an award, are deemed to constitute shares not issued to the participant and are deemed to again be available for awards under our 2019 Omnibus Incentive Plan, unless the shares are withheld or surrendered after the termination of our 2019 Omnibus Incentive Plan, or at the time the shares are withheld or surrendered, it would constitute a material revision of our 2019 Omnibus Incentive Plan subject to shareholder approval under any then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2019 Omnibus Incentive Plan after the 10th anniversary of the Effective Date (as defined therein), but awards granted before then may extend beyond that date.

Options.    The Committee may grant non-qualified stock options and incentive stock options, under our 2019 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2019 Omnibus Incentive Plan; provided, that all stock options granted under our 2019 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of shares of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2019 Omnibus Incentive Plan will be 10 years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of common stock valued at the fair market value at the time the option is exercised; provided, that such shares of common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of common stock at such time, by means of a broker- assisted “cashless exercise” pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of common stock otherwise issuable in respect of an option that is needed to pay the exercise price and any taxes required to be withheld. Any fractional shares of common stock shall be settled in cash.

Stock appreciation rights.    The Committee may grant stock appreciation rights, under our 2019 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2019 Omnibus Incentive Plan. The Committee also may award stock appreciation rights independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares, or a combination of cash and shares of common stock, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the strike price per share of common stock covered by the stock appreciation right, times (ii) the number of shares of common stock covered by the stock appreciation right, less any taxes required to be withheld. The strike price per share of common stock covered by a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted shares and restricted stock units.    The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2019 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a shareholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a shareholder with respect to restricted stock units.

Other equity-based awards and other cash-based awards.    The Committee may grant other equity-based or cash-based awards under our 2019 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2019 Omnibus Incentive Plan.

Effect of certain events on the 2019 omnibus incentive plan and awards.    In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger,

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a Change in Control, as defined in our 2019 Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under our 2019 Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our 2019 Omnibus Incentive Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring,” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of shares of our common stock in such event), including, without limitation, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Non-transferability of awards.    No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and termination.    Our Board of Directors may amend, alter, suspend, discontinue, or terminate our 2019 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without shareholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2019 Omnibus Incentive

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2019 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our 2019 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination of employment); provided, that, except as otherwise permitted in our 2019 Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without shareholder approval, except as otherwise permitted in our 2019 Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and dividend equivalents.    The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Unless otherwise provided in an award agreement, any dividends payable in respect of restricted stock awards that remain subject to vesting conditions at the time of payment shall be retained by the Company and delivered (without interest) to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments (upon payment by the Company of dividends on shares of common stock) in cash or, in the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of such dividends (and in the sole discretion of the Committee, interest may be credited on the amount of cash dividend equivalents at a rate and subject to terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable upon the settlement of the restricted stock units and, if such restricted stock units are forfeited, the participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

Clawback/repayment.    All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations. or other administrative error), the participant will be required to repay any such excess amount to the Company.

Detrimental activity.    If a participant has engaged in any detrimental activity, as defined in our 2019 Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards; or (ii) forfeiture

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and repayment to us of any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

KCI Holdings, Inc. 2019 employee stock purchase plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our shareholders to approve, our 2019 Employee Stock Purchase Plan, or the ESPP. We believe that allowing our employees to participate in the ESPP will provide them with an opportunity to share in our future success by acquiring shares of our common stock.

The ESPP (other than any sub-plans) is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Authorized shares.    A total of                 shares of our common stock will be made available for sale, subject to adjustment as provided for in the ESPP.

Administration.    Our Board of Directors or a committee designated by our Board of Directors, or the plan administrator, will administer the ESPP. The plan administrator will have full authority, subject to the provisions of the ESPP, to make, administer and interpret rules and regulations regarding the administration of the ESPP as it may deem necessary, and such decisions will be final and binding.

Eligibility.    Generally, any individual who is an employee of ours or any of our U.S. subsidiary corporations, or our participating subsidiaries, will be eligible to participate in the ESPP, except that the plan administrator may exclude from participation (i) certain highly compensated employees, (ii) employees who have been employed for less than two years, or (iii) employees who customarily work 20 or fewer hours per week or five or fewer months per year.

In no event will an employee who owns five percent (5%) or more of the total combined voting power or value of all classes of our shares be eligible to participate in the ESPP, and no employee may purchase shares that, following the purchase (and including all options held by such employee), would cause him or her to own five percent or more of the total combined voting power or value of all classes of our shares. Eligible employees of ours and our participating subsidiaries may be given the opportunity to purchase shares of our common stock through installment payments to be deducted from the eligible employee’s salary. Participants may not acquire rights to purchase shares under the ESPP and any employee stock purchase plans of the Company that may be adopted by the Company which accrue at a rate that exceeds $25,000 of the fair market value of such shares, determined at the time such option is granted, for each calendar year in which such option is outstanding and exercisable at any time.

Offering periods.    The ESPP will generally be implemented through consecutive quarterly or semi-annual offering periods, as determined by the plan administrator. The first offering period is expected to commence in                of 2019. The plan administrator will have the power to terminate or change the duration and/or frequency of the offering periods with respect to future offering periods without shareholder approval.

Contributions.    Eligible employees may become a participant in the ESPP by submitting subscription and payroll deduction authorization forms prior to the date designated by the plan administrator. The ESPP will permit participants to purchase shares of our common stock through payroll deductions during each offering period of no less than                  % and no more than                  %, as elected by participants, of a participant’s base compensation, which excludes bonuses, overtime, stock compensation, and                 . Following the start of the offering period, a participant may withdraw from the offering but may not otherwise change such participant’s level of payroll deduction with respect to such offering.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exercise of purchase right.    On the first trading day of each offering period, each participant in the ESPP will automatically be granted an option to purchase as many whole shares of our common stock as may be purchased with such participant’s payroll deductions during such offering period (up to a stated maximum number of shares per offering period). Unless a participant withdraws from the ESPP, on the last trading day of each offering period, such participant’s right to purchase shares of our common stock will be automatically exercised by using the accumulated payroll deductions in such participant’s account to purchase the maximum number of whole shares of our common stock that may be purchased based on the applicable purchase price. The purchase price per share of our common stock for each offering period will be determined by the plan administrator, but in no event will the purchase price be less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of the applicable offering period and (ii) 85% of the fair market value of a share of our common stock on the last day of the applicable offering period.

Cancellation of election to purchase.    A participant may end such participant’s participation at any time during an offering period and will be paid such participant’s accrued contributions that have not yet been used to purchase shares of common stock. Participants may not (except as permitted by the plan administrator, in its sole discretion) increase or reduce such participant’s contributions during an ongoing offering period. Participation in the ESPP will end automatically upon termination of employment with us for any reason or ceasing to be an eligible employee under the ESPP. In any such case, the participant will be entitled to receive a refund of the funds collected on such participant’s behalf.

Change in control.    In the event of a change in control, as defined under the ESPP, the plan administrator may take any action that it deems necessary or desirable with respect to any option or ongoing offering period, including accelerating the purchase date of an ongoing offering period or returning all contributions to participants in connection with the termination of the ESPP.

Adjustments to shares.    In the event of any (i) dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock; or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the plan administrator determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the ESPP, the plan administrator will, in respect of any such event, make such proportionate substitution or adjustment, if any, as it deems equitable to the number of shares covered by each option that has not yet been exercised, the purchase price per share, and the share limits under the ESPP.

Rights as shareholder.    A participant will have no rights as a shareholder with respect to shares under election to purchase in any offering until our shares have been issued to such participant.

Non-transferability.    A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Amendment; termination.    Our Board of Directors may terminate the ESPP at any time and for any reason. The plan administrator (and, to the extent the plan administrator is not our Board of Directors, our Board of Directors) may amend the ESPP, including by changing an offering period, limiting the frequency and/or number of changes in the amount withheld during an offering period, permitting payroll tax withholding in excess of the amount designated by a participant, establishing reasonable waiting and adjustment periods and/or accounting and crediting procedures, and establishing such other limitations or procedures as the plan administrator (or, to the extent the plan administrator is not our Board of Directors, our Board of Directors) determines, in its sole discretion, are advisable and consistent with the ESPP.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Except as provided for in the ESPP, no amendment to the ESPP will make any change in any option previously granted that materially adversely affects the rights of any participant.

Term.    The ESPP will continue until the 10th anniversary of the approval of the ESPP by our Board of Directors, unless earlier terminated by our Board of Directors or upon the issuance of all of our shares available for issuance under the ESPP.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Certain relationships and related party transactions

Shareholders agreement

In connection with this offering, we intend to enter into a shareholders agreement with the Sponsors. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement pursuant to which we will grant our Sponsors the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and other shareholders party to that agreement. Under the registration rights agreement, all holders of registrable securities party thereto will also be provided with customary “piggyback” registration rights following an initial public offering, with certain exceptions. These shares will represent approximately                 % of our outstanding common stock after this offering, or                 % if the underwriters exercise in full their option to purchase additional shares.

The registration rights agreement will also require us to indemnify certain of our shareholders and their affiliates in connection with any registrations of our securities.

Agreements with officers

In addition, we have certain agreement with our officers which are described in the section entitled “Executive Compensation.”

Statement of policy regarding transactions with related persons

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy,” that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the applicable stock exchange.

Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel, or such other person designated by the Board of Directors, any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel, or such other person, will then promptly communicate that information to our Board of Directors.

Related party transactions where the amount involved is less than or equal to $120,000 and that involve executive officers of the Company (other than the Chief Financial Officer and the Chief Executive Officer) shall be reviewed and approved or ratified by the Chief Financial Officer. All other related party transactions, including any related party transaction where the amount involved exceeds $120,000 or that involves the Chief Executive Officer, the Chief Financial Officer or any member of the Board of Directors, shall be reviewed and approved or ratified by the disinterested members of the Board of Directors or any Committee of the Board of Directors, provided that, in each case, a majority of the members of the Board of Directors or any Committee of the Board Directors, as applicable, are disinterested. The Chief Financial Officer shall review all related party transactions that he or she approves with the Audit Committee annually. The Company will disclose to the Audit Committee any employment of a related party by a customer or vendor of the Company.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, the related person policy will provide that the approving body, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the applicable stock exchange and the Code.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Principal and selling shareholders

As a result of our 2011 Take Private Transaction, the Sponsors currently hold their equity interests in the Company indirectly through their ownership of partnership interests of Chiron Guernsey Holdings L.P. Inc., which owns substantially all of the equity interests of Acelity L.P. Inc. Prior to the effectiveness of the registration statement of which this prospectus forms a part, there will be a restructuring as a result of which KCI Holdings, Inc. will become the holding company of the business conducted by Acelity L.P. Inc. and its subsidiaries described in this prospectus. In connection with this offering, we expect that Chiron Guernsey Holdings L.P. Inc. will distribute the shares they hold in KCI Holdings, Inc. to the Sponsors and the other equity holders of Chiron Guernsey Holdings L.P. Inc. including certain of our directors and officers.

The following table contains information about the beneficial ownership of our common stock as of                , 2019, (1) immediately prior to the consummation of this offering and (2) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:

•	selling shareholders;
•	each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;
•	each named executive officer;
•	each of our directors; and
•	all of our directors and executive officers as a group.

Our calculation of the percentage of beneficial ownership prior to and after the offering is based on                  shares of common stock outstanding as of                 , 2019.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o KCI Holdings, Inc., 12930 West Interstate 10, San Antonio, Texas 78249.

			Shares to be sold in the offering		Shares beneficially owned after the offering
	Shares beneficially owned prior to the offering		Excluding exercise of the underwriters’ option to purchase additional shares	Including exercise of the underwriters’ option to purchase additional shares	Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise of the underwriters’ option to purchase additional shares
Name of beneficial owner	Number	Percent	Number	Number	Number	Percent	Number	Percent

Selling Shareholders

Greater than 5% Shareholders
Chiron A S.à.r.l.(1)		%				%		%
Chiron B1 S.à.r.l.(1)		%				%		%
Chiron US S.à.r.l.(1)
Eagle AIV LP(1)
CPP Investment Board Private Holdings Inc.(2)
Port-aux-Choix Private Investments II Inc.(3)

Named Executive Officers and Directors:
R. Andrew Eckert		%				%		%
Tracy Jokinen		%				%		%
John T. Bibb
Gaurav S. Agarwal
Rohit Kashyap
Arthur Brothag(4)
Kevin J. Buehler
James G. Carlson
Michael Douglas(5)
Steven Dyson(4)
Timothy E. Guertin
Martin Longchamps(6)
All executive officers and directors as a group (12 persons)		%				%		%

*	Less than 1%

(1)

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)

(3)

(4)

(5)

(6)

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Description of capital stock

The following description summarizes the terms of our capital stock, our amended and restated certificate of formation and our amended and restated bylaws. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of formation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the TBOC. Upon the consummation of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share. As of                 , 2019, there were                  shares of common stock outstanding held of record by                  shareholders. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and certain of our significant shareholders, including the selling shareholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. Any two of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Common stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Listing

We intend to apply to have our common stock listed on the                under the symbol “                .”

Transfer agent and registrar

The transfer agent and registrar for our common stock is                 .

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Preferred stock

Our amended and restated certificate of formation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the TBOC, the authorized shares of preferred stock will be available for issuance without further action by you.

Our Board of Directors will be able to determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

As a Texas corporation, we are subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the dividend would render the corporation insolvent.

The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and the indentures governing the First Lien Notes and the Limited Third Lien Notes and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Annual shareholder meetings

Our amended and restated bylaws will provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-takeover effects of certain provisions of our amended and restated certificate of formation, amended and restated bylaws and texas law

Our amended and restated certificate of formation and amended and restated bylaws will contain and the TBOC contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

Authorized but unissued capital stock

Texas law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the applicable stock exchange, which would apply if and so long as our common stock remains listed on the applicable stock exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Classified board of directors

Our amended and restated certificate of formation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors. Our amended and restated certificate of formation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business combinations

We have opted out of Title 2, Chapter 21, Subchapter M of the TBOC; however, our amended and restated certificate of formation will contain similar provisions providing that we may not engage in certain “business combinations” with any “affiliated shareholder,” or any affiliate or associate of the affiliated shareholder for a three-year period following the time that the shareholder became an affiliated shareholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an affiliated shareholder; or

•

not less than six months after the affiliated shareholders’ share acquisition date, the business combination is approved by the affirmative vote at a meeting, and not by written consent, of holders of at least 66 2/3% of our outstanding voting shares that are not owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder.

Generally, a “business combination” includes a merger, asset or stock sale or other similar transaction. Subject to certain exceptions, an “affiliated shareholder” is a person who beneficially owns (as determined pursuant to Title 2, Chapter 21, Subchapter M of the TBOC), or within the previous three years beneficially owned, 20% or more of our outstanding voting shares. For purposes of this section only, “voting share” has the meaning given to it in Title 2, Chapter 21, Subchapter M of the TBOC.

Under certain circumstances, this provision will make it more difficult for a person who would be an “affiliated shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the shareholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the shareholder’s becoming an affiliated shareholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our amended and restated certificate of formation will provide that our Sponsors and their affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “affiliated shareholders” for purposes of this provision.

Removal of directors; vacancies

Under the TBOC, unless otherwise provided in our certificate of formation, directors serving on a classified board may be removed by the shareholders only for cause. Our amended and restated certificate of formation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

together as a single class; provided, however, at any time when the Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of formation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the shareholders agreement, any vacancies on our Board of Directors will be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the shareholders; provided, however, at any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the shareholders), except as otherwise limited by the TBOC.

No cumulative voting

Under Texas law, the right to vote cumulatively does not exist unless the certificate of formation specifically authorizes cumulative voting. Our amended and restated certificate of formation will not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special shareholder meetings

Our amended and restated certificate of formation will provide that special meetings of our shareholders may be called at any time only by or at the direction of the Board of Directors or the Chairman of the Board of Directors or upon the written request of the holders of not less than 50% of the voting power of the stock of the Company entitled to be voted at the special meeting; provided, however, at any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by the Board of Directors, the chairman of the Board of Directors or any other authorized person at the request of our Sponsors and their affiliates. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for advance notification of director nominations and shareholder proposals

Our amended and restated bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to our Sponsors and their affiliates so long as the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

shareholders agreement remains in effect. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Shareholder action by written consent

Our amended and restated certificate of formation will provide that any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. At any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, our amended and restated certificate of formation will provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders only with the unanimous written consent of our shareholders.

Supermajority provisions

Our amended and restated certificate of formation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Texas and our amended and restated certificate of formation. For as long as our Sponsors and their affiliates beneficially own, in the aggregate, at least 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, our amended and restated certificate of formation and amended and restated bylaws will provide that any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders will require the affirmative vote of a majority of the voting power of the holders of outstanding shares of our stock present in person or represented by proxy at the meeting of shareholders and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, our amended and restated certificate of formation and amended and restated bylaws will provide that any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The TBOC provides generally that the affirmative vote of the holders of a 66 2/3% of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of formation, unless the certificate of formation requires a greater or lesser percentage, but not less than a majority.

Our amended and restated certificate of formation will provide that at any time when our Sponsors and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of formation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our amended and restated bylaws;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding contracts and transactions with directors, officers or shareholders;

•	the provisions regarding entering into business combinations with affiliated shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote;

•	the provisions denying the right to cumulative voting; and

•	the provisions denying preemptive rights.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for shareholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ rights of appraisal and payment

Under the TBOC, with certain exceptions, our shareholders will have appraisal rights in connection with a merger, a sale of all or substantially all of our assets, an interest exchange or a conversion. Pursuant to the TBOC, shareholders who properly request and perfect appraisal rights in connection with such merger, sale of all or substantially all of our assets, interest exchange or conversion will have the right to receive payment of the fair value of their shares as agreed to between the shareholder and the Company or, if they are unable to reach agreement, as determined by the State District Court in Bexar County, Texas.

Shareholders’ derivative actions

Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action (i) is a holder of our shares

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

at the time of the transaction to which the action relates or such shareholder became a shareholder by operation of law from a person that was a shareholder at the time of the transaction to which the action relates and (ii) fairly and adequately represents the interests of the Company in enforcing the right of the Company.

Exclusive forum

Our amended and restated bylaws will provide that the state courts located in Bexar County, Texas shall be the sole and exclusive forum for certain shareholder litigation matters, unless the Company consents in writing to the selection of an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting our litigation costs, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.

Conflicts of interest

Texas law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of formation will, to the maximum extent permitted from time to time by Texas law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of formation will provide that, to the fullest extent permitted by law, none of our Sponsors or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that a Sponsor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of formation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of formation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on liability and indemnification of officers and directors

The TBOC authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties (other than breaches of the directors’ duty of loyalty to corporations or their shareholders), subject to certain exceptions. Our amended and restated certificate of formation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the TBOC. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions, derived an improper benefit from his or her actions as a director or engaged in an act or omission for which the liability of the director is expressly provided by an applicable statute.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the TBOC. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of formation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Description of certain indebtedness

Senior secured credit facilities

On February 3, 2017, Kinetic Concepts, Inc. and its subsidiary, KCI USA, Inc., as Borrowers, and Chiron Holdings, Inc., entered into a credit agreement with Bank of America, N.A., as administrative and collateral agent, Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Suntrust Robinson Humphrey, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Royal Bank of Canada, as joint lead arrangers and bookrunners, and the lenders party thereto from time to time. The following is a summary description of certain terms of our senior secured credit facilities.

As of December 31, 2018, the senior secured credit facilities consisted of:

•	$ million of Senior Dollar Term B Credit Facility due 2024, net of $ million discount (net of accretion);

•	$ million of Senior Euro Term B Credit Facility due 2024, net of $ million discount (net of accretion); and

•

a $300.0 million revolving credit facility, under which $                million letters of credit issued by banks party to the senior secured credit facilities were outstanding (reducing the availability under the revolving credit facility to $                 million).

Maturity

The revolving credit facility matures on February 3, 2022, and the Senior Dollar Term B Facility and the Senior Euro Term B Facility mature on February 3, 2024. The principal amount of each of the Senior Dollar Term B Facility and the Senior Euro Term B Facility amortizes in quarterly installments equal to 1.0% of the original principal amount of each such facility per annum until the respective final maturity date.

Interest

At our election, the interest rate per annum applicable to the loans under the senior secured credit facilities is based on a fluctuating rate of interest determined by reference to either (i) a Eurocurrency rate determined by reference to the London interbank offered rate for the relevant currency, adjusted for statutory reserve requirements or (ii) an alternative base rate determined by reference to the highest of (a) the rate of interest established by the administrative agent as its “prime rate”, (b) 0.50% above the federal funds effective rate and (c) the Eurocurrency rate plus 1.00%, in each case, plus a spread. With respect to Term B Loans, the Eurocurrency rate is subject to a floor of 1.00%.

We may elect interest periods of one, two, three, or six months (or, to the extent agreed to by each lender of the applicable Eurocurrency Borrowing and the administrative agent, twelve months or any other period thereafter as selected by us) for the Eurocurrency borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurocurrency borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate.

Fees

We pay certain recurring fees with respect to the senior secured credit facilities, including (i) fees on the unused commitments of the lenders under the revolving credit facility, accruing at a rate of 0.50%, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to each issuing bank and (iii) administration fees.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Guarantors

The Borrowers’ obligations under the senior secured credit facilities and any swap agreements and cash management arrangements provided by any lender, agent or lead arranger party to the senior secured credit facilities or any of their respective affiliates are guaranteed by Chiron Holdings, Inc. and each of its direct and indirect, existing and future, material wholly-owned subsidiaries, or collectively, the Guarantors, other than foreign subsidiaries, subsidiaries whose only assets are investments in foreign subsidiaries and certain other excluded subsidiaries.

Collateral

The senior secured credit facilities and any swap agreements and cash management arrangements provided by any lender, agent or lead arranger party to the senior secured credit facilities or any of their respective affiliates are secured by a first priority lien and security interest in (a) substantially all equity interests of each of Chiron Holdings, Inc.’s wholly-owned U.S. and first-tier material foreign subsidiaries (limited in the case of certain subsidiaries to 65% of the voting equity interests of such subsidiary) and (b) subject to certain exceptions, substantially all of the Borrowers’ and the Guarantors’ present and future real property (with a value in excess of $35 million individually) and present and future tangible and intangible assets, including U.S. owned intellectual property.

Voluntary prepayments

We may prepay, in full or in part, borrowings under the revolving credit facility without premium or penalty, subject to minimum prepayment amount and increment limitations. We may prepay, in full or in part, borrowings under the Senior Dollar Term B Facility and Senior Euro Term B Facility without premium or penalty, subject to minimum prepayment amount and increment limitations.

Mandatory prepayments

Subject to certain exceptions, we must make periodic prepayments of the Senior Dollar Term B Facility and the Senior Euro Term B Facility equal to: (i) 100% of the net cash proceeds of certain non-ordinary course sales or other dispositions of property or assets (including insurance and condemnation proceeds and sale leaseback proceeds) subject to customary reinvestment provisions and certain other exceptions, (ii) 100% of the net cash proceeds of the issuance or incurrence of certain indebtedness, and (iii) 50% (with step-downs to 25% and 0% based upon achievement of specified first lien senior secured leverage ratios) of annual excess cash flow.

Covenants

The senior secured credit facilities contain affirmative and negative covenants customary for similar facilities and transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness (including guarantee obligations);
•	incur liens;
•	engage in certain fundamental changes;
•	sell assets;
•	pay dividends and make other payments in respect of capital stock;
•	make acquisitions, investments, loans and advances;
•	pay and modify the terms of certain indebtedness;
•	engage in certain transactions with affiliates; and
•	enter into negative pledge clauses.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The senior secured credit facilities contain a springing financial covenant requiring us to meet a certain leverage ratio, subject to certain equity cure rights. It is an event of default if, as of the last day of any fiscal quarter on which the aggregate principal amount of all outstanding revolving loans and letter of credit obligations under the revolving credit facility (excluding (i) cash collateralized or backstopped letters of credit and (ii) other letters of credit in an aggregate amount not to exceed $25 million) exceeds 35% of the aggregate revolving commitments under the revolving credit facility, our first lien senior secured leverage ratio, as defined in the senior secured credit facilities, is greater than a maximum leverage ratio, set at 5.80 to 1.00.

Events of default

The senior secured credit facilities contain customary events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, impairments of loan documentation or security, changes of control, and defaults with respect to certain ERISA obligations.

Existing notes

On February 9, 2016, the Notes Issuers co-issued $400.0 million aggregate principal amount of 7.875% First Lien Senior Secured Notes due 2021. On June 22, 2016, the Notes Issuers co-issued an additional $190.0 million aggregate principal amount of First Lien Notes.

On October 6, 2016, the Notes Issuers, co-issued approximately $445.1 million aggregate principal amount of 12.5% Limited Third Lien Senior Secured Notes due 2021 in exchange for approximately $445.1 million aggregate principal amount of the Unsecured Notes pursuant to a private offer to exchange a portion of the Unsecured Notes for up to $450.0 million aggregate principal amount of the Limited Third Lien Notes.

As of December 31, 2018, we had outstanding $                million aggregate principal amount of the First Lien Notes and approximately $                million aggregate principal amount of the Limited Third Lien Notes.

Interest

Interest on the First Lien Notes accrues at the rate of 7.875% per annum and is payable semi-annually in arrears on each February 15 and August 15, beginning on August 15, 2016, to the persons who are registered holders at the close of business on February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the Limited Third Lien Notes accrues at the rate of 12.5% per annum and is payable semi-annually in arrears on each May 1 and November 1, beginning on November 1, 2016, to the persons who are registered holders at the close of business on April 15 and October 15 immediately preceding the applicable interest payment date.

Interest on the Existing Notes accrues from and includes the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Guarantors

The First Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by Kinetic Concepts, Inc.’s restricted subsidiaries (other than KCI USA, Inc.) (i) to the extent such entities guarantee indebtedness under the senior secured credit facilities or (ii) are wholly owned domestic subsidiaries that (a) guarantee any other indebtedness of the Notes Issuers or any guarantor, including under the Limited Third Lien Notes, or (b) incur

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

any indebtedness under the senior secured credit facilities. Acelity L.P. Inc., Acelity, Inc., Chiron Holdings, Inc. and LifeCell were initial guarantors of the First Lien Notes, but in connection with the sale of the LifeCell Regenerative Medicine business, were released from their guarantees of the First Lien Notes.

The Limited Third Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by Acelity L.P. Inc., Acelity, Inc., Chiron Holdings, Inc. and each of Acelity L.P. Inc.’s other restricted subsidiaries (other than the Notes Issuers) to the extent such entities incur or guarantee indebtedness under the senior secured credit facilities or guarantee any other indebtedness of the Notes Issuers or any guarantor, including the First Lien Notes. LifeCell Corporation was an initial guarantor of the Limited Third Lien Notes, but in connection with the sale of the LifeCell Regenerative Medicine business, was released from its guarantee of the Limited Third Lien Notes.

Maturity

The First Lien Notes will mature on February 15, 2021 and the Limited Third Lien Notes will mature on November 1, 2021.

Collateral

The First Lien Notes and related guarantees are secured on a first-priority basis by security interests in all of the Notes Issuers’ and the guarantors’ assets that secure our senior secured credit facilities on a first-priority basis.

The Limited Third Lien Notes are secured on a third priority basis by a perfected security interest in substantially all of the Notes Issuers’ and the guarantors’ tangible and intangible assets (subject to certain exceptions), including U.S. registered intellectual property and all of the capital stock of each of Acelity L.P. Inc.’s direct and indirect wholly-owned material restricted subsidiaries, including the Notes Issuers (limited, in the case of foreign subsidiaries and domestic foreign holding companies, to 65% of the voting capital stock of material foreign subsidiaries and domestic foreign holding companies); provided, that the maximum principal amount of the Limited Third Lien Notes and the related guarantees that are secured by third-priority security interests are $150.0 million.

Covenants

The indentures governing the Existing Notes contain customary affirmative and negative covenants, including limitations or restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments or other restricted payments;
•	sell or otherwise dispose of assets;
•	incur liens;
•	enter into transactions with affiliates;
•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•	consolidate, merge or sell all or substantially all of our assets.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Optional redemption

First lien notes

We may redeem the First Lien Notes in whole or in part, at any time at our option, at the following redemption prices (expressed as percentages of the principal amount of the First Lien Notes to be redeemed) if redeemed during the twelve-month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2018	103.938%
2019	101.969%
2020 and thereafter	100.000%

Limited third lien notes

At any time prior to May 1, 2019, we may at our option redeem up to 100% of the aggregate principal amount of the Limited Third Lien Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 112.500% of the aggregate principal amount of the Limited Third Lien Notes being redeemed plus accrued and unpaid interest.

At any time prior to May 1, 2019, we may at our option redeem the Limited Third Lien Notes, in whole or in part, at a redemption price equal to 100% of the aggregate principal amount of such Notes to be redeemed, plus a make-whole premium and accrued and unpaid interest.

At any time on or after May 1, 2019, we may at our option redeem the Limited Third Lien Notes, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount of the Limited Third Lien Notes to be redeemed) if redeemed during the twelve-month period commencing on May 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2019	109.375%
2020 and thereafter	100.000%

Change of control

If we experience certain kinds of changes of control, we will be required to offer to purchase the Existing Notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest.

Events of default

The indentures governing the Existing Notes contain customary events of default including, but not limited to, failure to pay principal or interest, violations of covenants, cross-acceleration to, or payment default under, other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, and, with respect to the First Lien Notes and the Limited Third Lien Notes, impairments of collateral documentation or security.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Shares eligible for future sale

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price of our common stock to decline.”

Upon completion of this offering, we will have a total of                  shares of our common stock outstanding. Of the outstanding shares, the                shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our Sponsors), may be sold only in compliance with the limitations described below.

The remaining outstanding                  shares of common stock held by the Sponsors, certain of our directors and executive officers and our existing shareholders after this offering, representing                 % of the total outstanding shares of our common stock following this offering, will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below.

Lock-up agreements

In connection with this offering, we, our executive officers, directors and certain of our significant shareholders, including the selling shareholders, will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of any two of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration statements on form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2019 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares.

Registration rights

For a description of rights some holders of common stock will have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately                % of our outstanding common stock (or                %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Material United States federal income and estate

tax consequences to non-U.S. holders

The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and the Treasury Regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. We cannot assure you that such a change in law will not alter significantly the tax considerations we describe in this summary. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws including, without limitation if you are:

•	a United States expatriate;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a bank, insurance company or other financial institution;

•	a tax exempt organization or governmental organization;

•	a broker, dealer or trader in securities;

•	subject to the alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes (or an investor therein);

•	a person who holds our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	a person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	a person deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Distributions

As discussed above under “Dividend Policy”, we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. If we, however, do make distributions of cash or property (other than certain pro rata distributions of our stock) in respect of our common stock, any such distribution will generally be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess generally will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Gain on disposition of common stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed United States federal income tax returns with respect to such losses. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal estate tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional withholding requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us and the selling shareholders if they purchase any shares. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from the selling shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We estimate that the total expenses of this offering that are payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of any two of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be issued or sold hereunder.

Our directors and executive officers, and certain of our significant shareholders, including the selling shareholders, will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of any two of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers or shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on                under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the applicable stock exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling shareholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters or their affiliates are lenders under our senior secured credit facilities, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as administrative agent and collateral agent for our senior secured credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to prospective investors in the European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(a)    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

(c)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(b)    where no consideration is or will be given for the transfer;

(c)    where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone, without our prior express and written consent.

This offering does not constitute or form part of any public offering of shares in Brazil and, accordingly, has not been and will not be registered under Brazilian Federal Law No. 6385 of December 7, 1976, as amended, Brazilian Securities Commission (CVM) Rule (Instrução) No. 400 of December 29, 2003, as amended, or under any other Brazilian securities law or regulation. Furthermore, our shares and we have not been and will not be registered before the CVM under CVM Rule (Instrução) No. 480 of December 7, 2009, as amended.

Therefore, the shares offered hereby have not been, will not be and may not be offered for sale or sold in Brazil except in circumstances that do not constitute a public offering or other unauthorized distribution under applicable Brazilian laws and regulations. Documents relating to the shares, as well as the information contained therein, may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale of the shares to the public in Brazil.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Legal matters

Certain legal matters relating to this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The validity of the shares of common stock offered by this prospectus and certain legal matters with respect to Texas law will be passed upon for us by Jackson Walker LLP, San Antonio, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.

Experts

The consolidated financial statements of Acelity L.P. Inc. at December 31, 2017, and for each of the two years in the period ended December 31, 2017, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The financial statements of KCI Holdings, Inc. at January 31, 2019, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.                 .com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

We intend to make available to our common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

The Board of Directors of KCI Holdings, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of KCI Holdings, Inc. (the Company) as of January 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the balance sheet presents fairly, in all material respects, the financial position of KCI Holdings, Inc. at January 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP

We have served as the Company’s auditor since 2019.

San Antonio, Texas

February 14, 2019

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

KCI Holdings, Inc.

Balance sheet

(in thousands)

January 31, 2019

Assets:	$—

Commitments and Contingencies

Shareholder’s Equity
Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	—
Total Shareholder’s Equity	$—

See accompanying notes to balance sheet.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to balance Sheet

Note 1. Organization

KCI Holdings, Inc. (the “Corporation”) was formed as a Texas corporation on January 31, 2019. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Acelity, Inc. and subsidiaries.

Note 2. Summary of significant accounting policies

Basis of Accounting—The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

Note 3. Shareholder’s equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share, none of which have been issued or are outstanding.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Chiron Holdings GP, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Acelity L.P. Inc. and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP

We have served as the Company’s auditor since 1997.

San Antonio, Texas

February 14, 2019

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acelity L.P. Inc. and subsidiaries

Consolidated balance sheet

(in thousands)

December 31, 2017

Assets:

Current assets:
Cash and cash equivalents	$168,973
Accounts receivable, net	393,679
Inventories, net	116,367
Prepaid expenses and other	51,561

Total current assets	730,580
Net property, plant and equipment	201,916
Deferred income taxes	22,656
Goodwill	2,641,355
Identifiable intangible assets, net	1,464,168
Other non-current assets	13,793

$5,074,468

Liabilities and Equity:

Current liabilities:
Accounts payable	$48,320
Accrued expenses and other	188,100
Current installments of long-term debt	13,723
Income taxes payable	2,273

Total current liabilities	252,416
Long-term debt, net of current installments, premium, discount and debt issuance costs	2,363,270
Non-current tax liabilities	31,074
Deferred income taxes	70,891
Other non-current liabilities	6,460

Total liabilities	2,724,111

Equity:
General partner’s capital	—
Limited partners’ capital	2,360,552
Accumulated other comprehensive loss, net	(10,195)

Total equity	2,350,357

$5,074,468

See accompanying notes to consolidated financial statements.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acelity L.P. Inc. and subsidiaries

Consolidated statements of operations

(in thousands)

	Year ended December 31,
	2017	2016

Revenue:
Rental	$598,305	$637,943
Sales	734,665	760,604

Total revenue	1,332,970	1,398,547
Rental expenses	111,563	109,459
Cost of sales	187,752	204,760

Gross profit	1,033,655	1,084,328
Selling, general and administrative expenses	707,378	712,359
Research and development expenses	35,647	34,869
Acquired intangible asset amortization	109,124	121,426

Operating earnings	181,506	215,674
Interest income and other	7,052	1,095
Interest expense	(181,597)	(256,156)
Loss on extinguishment of debt	(127,161)	(64,325)
Foreign currency gain (loss)	(38,515)	11,577
Derivative instruments loss	—	(1,743)

Loss from continuing operations before income tax benefit	(158,715)	(93,878)
Income tax benefit	(357,097)	(32,940)

Earnings (loss) from continuing operations, net of tax	198,382	(60,938)
Earnings (loss) from discontinued operations, net of tax	1,654,230	(57,399)

Net earnings (loss)	$1,852,612	$(118,337)

See accompanying notes to consolidated financial statements.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acelity L.P. Inc. and subsidiaries

Consolidated statements of comprehensive income (loss)

(in thousands)

	Year ended December 31,
	2017	2016
Net earnings (loss)	$1,852,612	$(118,337)
Foreign currency translation adjustment, net of tax benefit of $346 in 2017 and $1,574 in 2016	13,469	(12,868)
Divestiture of LifeCell Corporation and Subsidiaries	409	—
Net derivative gain (loss), net of tax expense (benefit) of $(301) in 2017 and $3,831 in 2016	(32)	6,251
Amount of derivative loss reclassified from accumulated OCI into interest expense, net of taxes of $1,310	2,310	—

Total comprehensive income (loss)	$1,868,768	$(124,954)

See accompanying notes to consolidated financial statements.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acelity L.P. Inc. and subsidiaries

Consolidated statements of equity

(in thousands)

	General partner’s capital	Limited partners’ capital	Accumulated other comprehensive income (Loss)	Total equity
Balances at December 31, 2015	$—	$627,329	$(19,734)	$607,595
Net loss	—	(118,337)	—	(118,337)
Capital contributions from limited partners	—	100,000	—	100,000
Distribution to limited partners	—	(164)	—	(164)
Equity-based compensation expense	—	2,770	—	2,770
Settlement of profits interest units	—	(529)	—	(529)
Foreign currency translation adjustment, net of tax benefit of $1,574	—	—	(12,868)	(12,868)
Derivative gain, net of tax expense of $3,831	—	—	6,251	6,251

Balances at December 31, 2016	$—	$611,069	$(26,351)	$584,718
Net earnings	—	1,852,612	—	1,852,612
Distribution to limited partners	—	(100,000)	—	(100,000)
Equity-based compensation expense	—	4,106	—	4,106
Settlement of profits interest units	—	(7,235)	—	(7,235)
Foreign currency translation adjustment, net of tax benefit of $346	—	—	13,469	13,469
Divestiture of LifeCell Corporation and Subsidiaries	—	—	409	409
Net derivative loss, net of tax benefit of $301	—	—	(32)	(32)
Amount of derivative loss reclassified from accumulated OCI into interest expense, net of taxes of $1,310	—	—	2,310	2,310

Balances at December 31, 2017	$—	$2,360,552	$(10,195)	$2,350,357

See accompanying notes to consolidated financial statements

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Acelity L.P. Inc. and subsidiaries

Consolidated statements of cash flows

(in thousands)

	Year ended December 31,
	2017	2016

Cash flows from operating activities:
Net earnings (loss)	$1,852,612	$(118,337)
Earnings (loss) from discontinued operations, net of tax	1,654,230	(57,399)

Earnings (loss) from continuing operations, net of tax	198,382	(60,938)
Adjustments to reconcile earnings (loss) from continuing operations, net of tax, to net cash provided by operating activities—continuing operations:
Amortization of debt issuance costs, premium and discount	5,465	11,874
Depreciation and other amortization	176,330	191,498
Loss on disposition of assets	1,058	1,519
Provision for bad debt	5,192	7,109
Loss on extinguishment of debt	127,161	64,325
Proceeds from interest rate swap cancellation	2,102	—
Equity-based compensation expense	3,628	3,526
Deferred income tax benefit	(402,220)	(89,214)
Unrealized gain on derivative instruments	—	(12,243)
Unrealized loss (gain) on foreign currency	25,306	(14,648)
Other	(535)	164
Change in assets and liabilities:
Decrease in accounts receivable, net	35,388	11,477
Decrease (increase) in inventories, net	12,668	(4,025)
Decrease (increase) in prepaid expenses and other	(23,066)	207
Increase (decrease) in accounts payable	4,646	(4,144)
Decrease in accrued expenses and other	(79,673)	(57,677)
Increase (decrease) in tax liabilities, net	(9,124)	13,507

Net cash provided by operating activities—continuing operations	82,708	62,317
Net cash provided by operating activities—discontinued operations	32,702	25,929

Net cash provided by operating activities	$115,410	$88,246

Cash flows from investing activities:
Additions to property, plant and equipment	$(57,094)	$(62,352)
Decrease (increase) in inventory to be converted into equipment for short-term rental	(1,297)	2,844
Dispositions of property, plant and equipment	—	17
Increase in identifiable intangible assets and other non-current assets	(7,161)	(7,510)

Net cash used by investing activities—continuing operations	(65,552)	(67,001)
Net cash provided (used) by investing activities—discontinued operations	2,754,198	(7,600)

Net cash provided (used) by investing activities	$2,688,646	$(74,601)

Cash flows from financing activities:
Capital contributions from limited partners	$—	$100,000
Distribution to limited partners	(100,000)	(164)
Settlement of equity-based awards	(7,259)	(566)
Proceeds from revolving credit facility	20,000	55,000
Proceeds from debt issuance	1,336,072	1,414,925
Repayments of long-term debt and capital lease obligations	(3,893,626)	(1,403,294)
Debt issuance costs	(12,377)	(25,853)
Payment for debt extinguishment costs	(131,549)	(91,875)

Net cash provided (used) by financing activities	$(2,788,739)	$48,173

Effect of exchange rate changes on cash and cash equivalents	4,909	(1,480)

Net increase in cash and cash equivalents	20,226	60,338
Cash and cash equivalents, beginning of period	148,747	88,409

Cash and cash equivalents, end of period	$168,973	$148,747

See accompanying notes to consolidated financial statements

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to consolidated financial statements

Note 1. Summary of significant accounting policies

(a)    Basis of presentation and principles of consolidation

On November 4, 2011, Kinetic Concepts, Inc. (“KCI”) completed its merger (the “Merger”) with Chiron Merger Sub, Inc. (“Merger Sub”), a direct subsidiary of Chiron Holdings, Inc. (“Holdings”) and an indirect subsidiary of Acelity L.P. Inc. (“Acelity”), pursuant to the terms of the Agreement and Plan of Merger, dated as of July 12, 2011 (the “Merger Agreement”), by and among Holdings, Merger Sub and KCI. As a result of the Merger, KCI is a 100% owned subsidiary of Acelity. Acelity, a Guernsey limited partnership, is a non-operating holding company indirectly controlled by investment funds advised by Apax Partners (“Apax”) and controlled affiliates of Canada Pension Plan Investment Board (“CPPIB”) and the Public Sector Pension Investment Board (“PSP Investments” and with Apax and CPPIB, collectively, the “Sponsors”) and certain other co-investors. The consolidated financial statements presented herein include the accounts of Acelity L.P. Inc., together with its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Unless otherwise noted in this report, the terms “we,” “us,” “our,” or the “Company” refers to Acelity L.P. Inc. and subsidiaries. The accompanying audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP,” “the Codification,” or “ASC”).

Net earnings (loss) per share information is not presented as such information is not meaningful. Chiron Guernsey Holdings L.P. Inc. owns over 99% of the limited partnership interests of Acelity, while Acelity’s Managing Limited Partner owns less than 1% of the limited partnership interests. Chiron Guernsey GP Co. Limited owns all of the general partnership interests in Acelity and has no economic interest in Acelity.

On January 31, 2017, Acelity completed the sale of its Regenerative Medicine business unit to Allergan Holdco US, Inc. for $2.9 billion in cash, pursuant to the Stock Purchase Agreement dated as of December 20, 2016. The results of the operations of the Regenerative Medicine business, excluding the allocation of general corporate overhead, are presented as discontinued operations in the consolidated statements of operations for all periods presented.

Following the sale of the Regenerative Medicine business, the Company has one reportable operating segment which corresponds to our Advanced Wound Therapeutics (“AWT”) business. We also have other revenue which consists of contract manufacturing operations.

(b)    Nature of operations and customer concentration

We are a leading global medical technology company devoted to the development and commercialization of innovative products and therapies designed to improve clinical outcomes while helping to reduce the overall cost of patient care. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, long-term care facilities and patients’ homes. We are engaged in the rental and sale of our products throughout the United States and in approximately 90 countries worldwide through direct sales and indirect operations. Our primary business serves the advanced wound therapeutics markets. Our advanced device portfolio encompasses several technology platforms, including negative pressure wound therapy (“NPWT”) and negative pressure surgical management (“NPSM”). Our advanced wound dressings are used for the management of chronic and acute wounds.

We have direct operations in approximately 20 countries and indirect operations in approximately 70 additional countries. As defined by the Codification, we have one reportable operating segment which corresponds to our AWT business conducted by KCI and its subsidiaries, including Systagenix.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operations in the U.S. accounted for approximately 73.9% and 71.5% of our total revenue for the years ended December 31, 2017 and 2016, respectively. In the U.S. acute and extended care settings, which accounted for approximately 55.2% and 52.8% of our U.S. revenue for the years ended December 31, 2017 and 2016, respectively, we bill our customers directly for the rental and sale of our products. Also in the U.S. acute and extended care settings, we contract with both proprietary hospital groups and voluntary group purchasing organizations (“GPOs”). Proprietary hospital groups own all of the hospitals which they represent and, as a result, can ensure compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations, but cannot ensure that their members will comply with the terms of an executed national agreement. In the U.S. home care setting, where our revenue comes predominantly from our NPWT products, we provide products and services to patients in the home and bill third-party payers directly, such as Medicare and private insurance.

Outside of the U.S., most of our AWT revenue is generated in the acute care setting on a direct billing basis, or through sales to distributors in countries where we have indirect operations.

None of our individual customers or third party payers accounted for 10% or more of total revenues for 2017 or 2016.

(c)    Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)    Revenue Recognition

We recognize revenue in accordance with the “Revenue Recognition” Topic of the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification when each of the following four criteria are met:

1)	a contract or sales arrangement exists;

2)	products have been shipped and title has transferred or services have been rendered;

3)	the price of the products or services is fixed or determinable; and

4)	collectability is reasonably assured.

We sell our products primarily through a direct sales force. In certain international markets, we sell our products through independent distributors. We recognize rental revenue based on the number of days a product is used by the patient/organization, (i) at the contracted rental rate for contracted customers and (ii) generally, retail price for non-contracted customers. Sales revenue is recognized when products are shipped and title has transferred. In the case of distributors, revenue recognition generally occurs when title transfers under the contract assuming all other revenue recognition criteria are met. In certain markets we contract with customers to provide both devices and the related consumables supplies for an “all-inclusive” package price. For these contracts, consideration under the arrangement is allocated to all deliverables on the basis of their relative rental and selling prices. In addition, based on historical experience, we establish realization reserves against revenue to provide for adjustments including volume discounts, rental cancellations, estimated uncollectible amounts based on historical experience, estimated credit memos associated with payer pricing adjustments, product returns and therapy days where patients were not utilizing our products. In addition, revenue is recognized net of administrative fees paid to GPOs and state sales tax paid on post-acute rentals and sales.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(e)    Cash and cash equivalents

We consider all highly liquid investments with an original maturity of ninety days or less to be cash equivalents. We maintain cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits bear minimal credit risk as they are maintained at financial institutions of reputable credit and generally may be redeemed upon demand.

(f)    Accounts receivable

Trade accounts receivable in the U.S. consist of amounts due directly from acute and extended care organizations, third-party payers (“TPP”), both governmental and non-governmental, third-party distributors and patient pay accounts. Included within the TPP accounts receivable balances are amounts that have been or will be billed to patients once the primary payer portion of the claim has been settled by the TPP. Trade accounts receivable outside of the U.S. consist of amounts due primarily from acute care organizations and third-party distributors.

Significant concentrations of accounts receivable include:

2017
Acute and extended care organizations	22%
Managed care, insurance and other	31%
Medicare/Medicaid	4%
Other(1)	43%

(1)	As of December 31, 2017, includes $95.0 million in escrow, related to our sale of the Regenerative Medicine business. The escrowed funds were distributed to Acelity on February 1, 2018.

The TPP reimbursement process in the United States requires extensive documentation, which has had the effect of slowing both the billing and cash collection cycles relative to the rest of the business, and therefore, could increase total accounts receivable. Because of the extensive documentation required and the requirement to settle a claim with the primary payer prior to billing the secondary and/or patient portion of the claim, the collection period for a claim in our home care business may, in some cases, extend beyond one year prior to full settlement of the claim.

We utilize a combination of factors in evaluating the collectability of our accounts receivable. For unbilled receivables, we establish reserves to allow for expected denied or uncollectible items. In addition, items that remain unbilled for more than a specified period of time, or beyond an established billing window, are reserved against revenue. For billed receivables, we generally establish reserves using a combination of factors including historic adjustment rates for credit memos and canceled transactions, historical collection experience, and the length of time receivables have been outstanding. The reserve rates vary by payer group. In addition, we record specific reserves for bad debt when we become aware of a customer’s inability or refusal to satisfy its debt obligations, such as in the event of a bankruptcy filing.

(g)    Inventories

Inventories are recorded at the lower of cost or net realizable value, with cost being determined on a first-in, first-out basis. Costs include material, labor, freight and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental is reclassified to property, plant and equipment. We review our inventory balances monthly for excess sale products or obsolete inventory levels. Any for-sale product inventory that has excess inventory greater than the average shelf life is also reserved at 100%. For inventory associated with our rental medical equipment, we review both product usage and product life cycle to classify

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

inventory as active, discontinued or obsolete. Obsolescence reserve balances are established on an increasing basis from 0% for active, high-demand products to 100% for obsolete products. The reserve is reviewed and, if necessary, adjustments are made on a monthly basis. We rely on historical information and production planning forecasts to support our reserve and utilize management’s business judgment for “high risk” items, such as products that have a fixed shelf life. Once the value of inventory is reduced, we do not adjust that specific reserve balance until the inventory is sold or otherwise disposed.

(h)    Vendor rebates

We may receive consideration from vendors in the normal course of business in the form of rebates of purchase price paid. Our policy for accounting for these funds is in accordance with the “Revenue Recognition” Topic of the FASB Accounting Standards Codification. Funds are recognized as a reduction of cost of sales and inventory if the funds are a reduction of the price for the vendor’s products.

(i)    Long-lived assets

Additions to property, plant and equipment are recorded at cost. Betterments, which extend the useful life of the equipment, are capitalized.

When an event occurs that indicates the carrying value of long-lived assets might not be recoverable, we review property, plant and equipment for impairment using an undiscounted cash flow analysis. If an impairment occurs on an undiscounted basis, we compute the fair market value of the applicable assets on a discounted cash flow basis and adjust the carrying value accordingly.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (16 to 30 years for buildings and between 3 and 7 years for most of our other property and equipment) of the assets. Amortization for leasehold improvements is taken over the shorter of the estimated useful life of the asset or over the remaining lease term. Depreciation expense for the years ended December 31, 2017 and 2016 was $64.4 million and $68.2 million, respectively.

(j)    Goodwill and other intangible assets

Business combinations are accounted for under the acquisition method. The acquired assets and assumed liabilities are recognized based on their respective estimated fair values as of the acquisition date. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Goodwill is tested for impairment by reporting unit annually as of October 31, or more frequently when events or changes in circumstances indicate that the asset might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition.

Impairment is tested by comparing the carrying value of the reporting unit to its fair value. The fair value of the reporting unit is determined using current industry market multiples as well as discounted cash flow models using certain assumptions about expected future operating performance and appropriate discount rates determined by our management. The assumptions used in estimating fair values and performing the goodwill impairment test are inherently uncertain and require management judgment. When it is determined that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

Identifiable intangible assets include developed technology, in-process research and development, customer relationships, tradenames and patents. Costs incurred to renew or extend the term of a recognized intangible asset are capitalized as part of the cost of the intangible asset. We amortize our identifiable definite-lived intangible assets over 4 to 20 years, depending on the estimated economic or contractual life of the individual asset. For indefinite-lived identifiable intangible assets, impairment is tested by comparing the carrying value of the asset to the fair value. When it is determined that the carrying value of identifiable intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate.

Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of the reporting unit and indefinite-lived identifiable intangible assets.

(k)    Income taxes

Deferred income taxes are accounted for in accordance with the “Income Taxes” Topic of the FASB Accounting Standards Codification which requires the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax bases of assets and liabilities, as measured by current enacted tax rates. When appropriate, we evaluate the need for a valuation allowance to reduce our deferred tax assets.

We also account for uncertain tax positions in accordance with the “Income Taxes” Topic of the FASB Accounting Standards Codification. Accordingly, a liability is recorded for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We have established a valuation allowance to reduce deferred tax assets associated with foreign net operating losses, certain state net operating losses and certain foreign deferred tax assets to an amount whose realization is more likely than not. We believe that the remaining deferred income tax assets will be realized based on reversals of existing taxable temporary differences and expected repatriation of foreign earnings. Accordingly, we believe that no additional valuation allowances are necessary. See Note 8—Income Tax Expense (Benefit) for further information and discussion of our income tax provision and balances, including discussion of the impacts of the Tax Cuts and Jobs Act (“TCJA”) enacted in December 2017.

(l)    Cost of sales and rental expenses

Gross profit is calculated as total revenue less cost of sales and rental expenses. Cost of sales includes manufacturing costs, product costs and royalties associated with our “for sale” products. Rental, or field, expenses are comprised of both fixed and variable costs including facilities, field service, depreciation of our rental medical equipment assets and royalties associated with our rental products. We pay royalties for the right to market certain of our medical devices. Royalties are generally based on applicable revenue or the number of units sold and are recognized in the period that the related revenue is earned.

(m)    Self-insurance

The current medical and prescription plans offered to regular full-time domestic employees are self-insured and subject to specific stop loss insurance coverage. We also offer self-insured dental plans and short-term

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

disability coverage to regular full-time domestic employees. The Texas Employee Injury Benefit Plan is self-insured subject to a $750,000 per occurrence retention. Our casualty insurance program has a $500,000 deductible for workers’ compensation and auto liability and a $750,000 general liability. Our products liability program has a $1,000,000 self-insured retention. Our vision plan, group life and accidental death and dismemberment plan and our long-term disability plan are all fully insured. We fully accrue our retained loss liabilities, including claims incurred but not reported. Based on historical trends, we believe our accruals for retained losses are adequate to cover future losses.

(n)    Derivative financial instruments and fair value measurements

We use derivative financial instruments to manage the economic impact of fluctuations in interest rates. We do not use financial instruments for speculative or trading purposes. Periodically, we enter into interest rate protection agreements to modify the interest characteristics of our outstanding debt. At December 31, 2016, we were party to three interest rate swap agreements which are used to convert a portion of our outstanding variable-rate debt to a fixed-rate basis. On February 2, 2017, we canceled our interest rate swap agreement with UBS which had a notional amount of $291.2 million. As a result, as of December 31, 2017, we have two interest rate derivatives that have been designated as cash flow hedge instruments. For our cash flow hedge instruments, which extend through March 2021, changes in the fair value are recorded in accumulated other comprehensive income until the underlying transaction affects earnings and are then reclassified to earnings in the same account as the hedged transaction as long as the derivative is highly effective. At inception, all derivatives are expected to be highly effective. Each interest rate swap is designated as a hedge of interest payments associated with specific principal balances and terms of our debt obligations. These agreements involve the exchange of interest payments based on variable interest rates, for interest payments based on fixed interest rates over the life of the agreement, without an exchange of the notional amount upon which the payments are based.

During 2016, we were party to three interest rate swap agreements to convert a portion of our outstanding variable rate debt to a fixed rate basis. These agreements expired on December 31, 2016. These agreements were not designated as hedging instruments, and as such, we recognized the fair value of these instruments as an asset or liability with income or expense recognized in the current period.

Although we use master netting agreements with our derivative counterparties, we do not offset derivative asset and liability positions in the consolidated balance sheet.

All derivative instruments are recorded on the balance sheet at fair value. The fair values of our interest rate derivatives are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets, which represent level 2 inputs as defined by the Codification.

(o)    Foreign currency translation and transaction gains and losses

The functional currency for the majority of our foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Gains and losses resulting from the foreign currency translations are included in accumulated other comprehensive income. Transaction gains and losses, such as those resulting from the settlement of nonfunctional currency receivables or payables, including intercompany balances, are included in foreign currency gain (loss) in our consolidated statements of operations. Additionally, payable and receivable balances and long-term debt denominated in nonfunctional currencies are marked-to-market at month-end, and the gain or loss is recognized in our consolidated statements of operations.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(p)    Concentration of credit risk

We have a concentration of credit risk with financial institutions related to our derivative instruments. As of December 31, 2017, Goldman Sachs and Nomura were the counterparties on our interest rate protection agreements consisting of interest rate swap agreements in notional amounts totaling $845.3 million. We use master netting agreements with our derivative counterparties to reduce our risk and use multiple counterparties to reduce our concentration of credit risk.

We maintain cash and cash equivalents with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits bear minimal credit risk as they are maintained at financial institutions of reputable credit and generally may be redeemed upon demand.

(q)    Equity-based compensation

We account for equity-based payments to employees in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires that equity-based payments (to the extent they are compensatory) be recognized in our consolidated statements of operations based on their fair values.

As required by ASC 718, we recognize equity-based compensation expense for equity-based payment awards that are expected to vest based on estimated fair values on the date of grant. For awards classified as liability awards, the fair value of these awards is reviewed on a regular basis and the expense associated with these awards is adjusted accordingly as the fair value changes. In determining whether an award is expected to vest, we use an estimated, forward-looking forfeiture rate based upon our historical forfeiture rates. To the extent our actual forfeitures are different than our estimates, we record a true-up for the differences in the period that the awards vest, and such true-ups could materially affect our operating results. We also consider whether there have been any significant changes in facts and circumstances that would affect our expected forfeiture rate.

We are also required to determine the fair value of equity-based awards at the grant date. We estimate the fair values of employee incentive equity awards using a Black-Scholes-Merton valuation model. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell the Profits Interest Units and Appreciation Rights. These determinations require judgment, including estimating expected volatility. If actual results differ significantly from these estimates, equity-based compensation expense and our results of operations could be impacted.

(r)    Research and development

The focus of our research and development program has been to invest in clinical studies and the development of new advanced wound healing systems, products and dressings. This includes the development of new and synergistic technologies across the continuum of wound care including preservation and repair and new applications of negative pressure technology. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, facilities and utilities costs related to offices occupied by technical staff, depreciation on equipment and facilities used by technical staff, supplies and materials for research and development and outside services such as prototype development and testing and third-party research and development costs. Expenditures for research and development, including expenses related to clinical studies, are expensed as incurred.

(s)    Shipping and handling

We include shipping and handling costs in rental expense and cost of sales, as appropriate. Shipping and handling costs on sales of products recovered from customers of $4.3 million and $4.6 million for the years ended December 31, 2017 and 2016, respectively, are included in sales revenue for these periods.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(t)    Taxes collected from customers and remitted to governmental units

Taxes assessed by a government authority that are directly imposed on a revenue producing transaction between us and our customers, including but not limited to sales taxes, use taxes and value added taxes, are accounted for on a net (excluded from revenues and costs) basis.

(u)    Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses were $10.6 million and $13.3 million for the years ended December 31, 2017 and 2016, respectively.

(v)    Legal proceedings and other loss contingencies

We are subject to various legal proceedings, many involving routine litigation incidental to our business. The outcome of any legal proceeding is not within our complete control, is often difficult to predict and is resolved over very long periods of time. Estimating probable losses associated with any legal proceedings or other loss contingencies is very complex and requires the analysis of many factors including assumptions about potential actions by third parties. Loss contingencies are disclosed when there is at least a reasonable possibility that a loss has been incurred and are recorded as liabilities in the consolidated financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements.

(w)    Concentrations in available sources of materials

We obtain some of our finished products and components from a limited group of suppliers, and we purchase certain supplies from single sources for reasons of quality assurance, cost-effectiveness, availability, or constraints resulting from regulatory requirements.

Our manufacturing processes for AWT products involve producing final assemblies in accordance with a master production plan. Assembly of our products is accomplished using metal parts, plastics, electronics and other materials and component parts that are primarily purchased from outside suppliers. Component parts and materials are obtained from industrial distributors, original equipment manufacturers and contract manufacturers. The majority of parts and materials are readily available in the open market (steel, aluminum, plastics, fabrics, polymers, etc.) for which price volatility is reasonably low. Our manufacturing processes and quality systems are intended to comply with appropriate FDA and International Organization for Standardization (“ISO”) requirements.

Our AWT products and our raw materials are manufactured and supplied across diverse geographical locations. This is managed through a robust sourcing process that ensures our supply relationships are covered under Master Service Agreements. We also have a supplier risk assessment process which ensures we evaluate the various risks associated with our suppliers. We supplement this process with various sourcing strategies such as dual sourcing, out/in-sourcing and sole-sourcing.

While we work closely with suppliers to assure continuity of supply and maintain high quality and reliability, manufacturing disruptions experienced by our suppliers could jeopardize our supply of finished products and components. Additionally, a change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology. Any casualty, natural disaster or other significant disruption of any of our sole-source suppliers’ operations, or any

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unexpected loss of any existing exclusive supply contract could have a material adverse effect on our business. We aim to mitigate these potential events by maintaining adequate inventory levels and maintaining our supplier risk assessment process referenced above.

(x)    Recently adopted accounting standards

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” The amendments in this ASU do not apply to inventory that is measured using last-in, first-out or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out or average cost methods. An entity should measure inventory within the scope of this ASU at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company adopted this update on January 1, 2017 with no material impact on our results of operations, financial position or disclosures.

In March 2016, the FASB issued ASU 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments,” which applies to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. This amendment requires an entity to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Additionally, this ASU clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. The standard should be applied on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. The Company adopted this update on January 1, 2017 with no material impact on our results of operations, financial position or disclosures.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” The amendment in this ASU affects all organizations that issue share-based payment awards to employees and is intended to simplify several aspects of the accounting for these awards, including income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows, and allowing an accounting policy election to account for forfeitures as they occur. Transition guidance is dependent on the individual amendment within the update. The Company adopted this updated on January 1, 2017, with no material impact on our results of operations, financial position or disclosures.

(y)    Recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition”, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment”, and intangible assets within the scope of Topic 350, “Intangibles-Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods and can be

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early adopted. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The FASB has issued additional amendments to Topic 606 which follow the same transition guidance as ASU No. 2014-09. We plan to adopt ASU No. 2014-09, and subsequent amendments, on January 1, 2018. In 2016, we established a cross-functional team with representatives from our major revenue streams to review our current accounting policies and practices, assess the effect of the standard on our revenue contracts and identify potential differences. In addition, we are in the process of evaluating changes to our business processes and controls to support recognition and disclosure under the new standard. The Company plans to apply this standard using the modified retrospective approach, which if any impact, would result in a cumulative-effect adjustment as of the date of adoption. We do not anticipate that the adoption of this guidance will have a material effect on our results of operations, financial position or disclosures.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This ASU amends existing guidance related to the recognition, measurement, presentation, and disclosure of financial instruments. The ASU eliminates the existing requirement to disclose the methods and significant assumptions used to estimate the fair value required to be disclosed for financial instruments measured at amortized cost on the balance sheet, instead requiring entities to disclose the fair value of these financial instruments using the exit price. This ASU also requires an entity that elects to measure a liability at fair value to present separately in other comprehensive income the portion of the total change in the liability’s fair value that is due to a change in credit risk specifically related to the financial instrument. Additionally, this ASU requires that financial assets and financial liabilities be presented separately by measurement category and form of financial asset on the balance sheet or in the notes to the financial statements. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The standard should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The objective of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and increasing disclosure requirements to include key information about leasing arrangements. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods, and optional payments to purchase, only if the lessee is reasonably certain to exercise the option. This new guidance continues to differentiate between finance leases and operating leases; there have been no significant changes in the recognition, measurement, and presentation of expenses and cash flows. This standard will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods. Early adoption is permitted. The standard must be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is evaluating this update.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which addresses eight classification issues related to the presentation of cash receipts and cash payments in the statement of cash flows. The amendments apply to all organizations. This standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period; however, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. If an

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entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes the interim period and an entity must adopt all of the amendments in the same period. The standard must be applied using a retrospective transition approach to each period presented in the financial statements. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory.” This standard amends the timing of the recognition of current and deferred income taxes for an intra-entity transfer of assets other than inventory from when the asset has been sold to an outside party to when the transfer occurs. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a business.” This standard provides a more robust framework to use in determining when a set of assets and activities is a business, providing more consistency in applying the guidance, reducing the costs of application, and making the definition of a business more operable. This standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The amendments in this update should be applied prospectively on or after the effective date. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This standard simplifies the subsequent measurement of goodwill, including eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under the amendments in this update, the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This standard will be effective for goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting.” This standard provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless (1) the fair value of the modified award is the same as the fair value of the original award immediately before modification, (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before modification and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before modification. This standard will be effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. These amendments should be applied prospectively to an award modified on or after the adoption date. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence

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In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” The objective of the ASU is to better align hedge accounting with an organization’s risk management activities in the financial statements. In addition, the ASU simplifies the application of hedge accounting guidance in areas where practice issues exist. Specifically, the amendments permit more flexibility in hedging interest rate risk for both variable rate and fixed rate financial instruments, and introduce the ability to hedge risk components for nonfinancial hedges. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of the ASU for existing hedging relationships on the date of adoption and the effect of adoption should be reflected as of the beginning of the fiscal year of adoption. The Company is evaluating this update; however, we do not anticipate that the adoption of this guidance will have a material impact on our results of operations, financial position or disclosures.

Note 2. Acquisitions and divestitures

Acquisitions

There were no significant acquisitions during the years ended December 31, 2017 and 2016.

Divestitures

Regenerative Medicine business

On January 31, 2017, Acelity completed the sale of its Regenerative Medicine business unit to Allergan Holdco US, Inc. for $2.9 billion in cash, pursuant to the Stock Purchase Agreement dated as of December 20, 2016. Our previously-existing senior secured credit facility and the indentures governing certain of our notes restricted the use of proceeds from the disposition of certain property (see Note 5. Long-Term Debt). As a result, we used a portion of the proceeds from the sale of the Regenerative Medicine business to repay all amounts outstanding under our previously-existing Senior Secured Credit Facility as well $651.5 million of our 9.625% Second Lien Senior Secured Notes due 2021, together with accrued interest and related fees and expenses.

The results of the operations for the Regenerative Medicine business, excluding the allocation of general corporate overhead, are presented as discontinued operations in the consolidated statements of operations for all periods presented. Interest expense and loss on extinguishment of debt related to the long-term debt that we repaid using proceeds from the sale of the Regenerative Medicine business was allocated to discontinued operations based on the portion of total debt repaid as a percent of total debt outstanding, for each instrument at each period. Interest expense allocated to discontinued operations was $14.8 million and $185.1 million for the years ended December 31, 2017 and 2016, respectively. Loss on extinguishment of debt allocated to discontinued operations was $110.1 million for the year ended December 31, 2017. No loss on extinguishment of debt was allocated to discontinued operations for the year ended December 31, 2016.

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The operating results of the Regenerative Medicine business included in discontinued operations are as follows ($ in thousands):

	Year ended December 31,
	2017	2016
Revenue	$36,009	$456,353
Gross Profit	$25,835	$342,547
Operating earnings (loss)	$(282)	$96,887
Loss before income taxes	$(124,846)	$(88,869)
Gain on sale of discontinued operations	$1,727,523	$—
Income tax benefit	$(51,553)	$(31,470)
Earnings (loss) from discontinued operations, net of tax	$1,654,230	$(57,399)

Note 3. Supplemental balance sheet data

(a)     Accounts receivable, net

Accounts receivable consist of the following ($ in thousands):

December 31, 2017

Gross trade accounts receivable:
Billed trade accounts receivable	$306,786
Unbilled receivables	37,787
Less: Allowance for revenue adjustments	(55,602)

Gross trade accounts receivable	288,971
Less: Allowance for bad debt	(9,739)

Net trade accounts receivable	279,232
Other receivables(1)	114,447

$393,679

(1)	As of December 31, 2017, includes $95.0 million in escrow, related to our sale of the Regenerative Medicine business. The escrowed funds were presented as non-cash investing activities in the consolidated statement of cash flows for the year ended December 31, 2017. The escrowed funds were distributed to Acelity on February 1, 2018.

(b)     Inventories, net

Inventories consist of the following ($ in thousands):

December 31, 2017
Finished goods	$93,276
Goods in-process	8,880
Raw materials, supplies and parts	38,997

141,153
Less: Amounts expected to be converted into equipment for short-term rental	(8,050)
Reserve for excess and obsolete inventory	(16,736)

$116,367

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(c)     Prepaid expenses and other

Prepaid expenses and other consist of the following ($ in thousands):

December 31, 2017
Prepaid income taxes	$23,086
Other prepaid expenses	26,784
Derivative asset	1,662
Other current assets	29

$51,561

(d)     Net property, plant and equipment

Net property, plant and equipment consists of the following ($ in thousands):

December 31, 2017
Land	$12,470
Buildings	48,400
Equipment for short-term rental	198,092
Machinery, equipment and furniture	333,050
Leasehold improvements	33,179
Inventory to be converted to equipment	8,050

633,241
Less: accumulated depreciation	(431,325)

$201,916

(e)     Accrued expenses and other

Accrued expenses and other consist of the following ($ in thousands):

December 31, 2017
Payroll, benefits, commissions, bonuses and related taxes	$59,742
Wake Forest royalty settlement and other royalties	1,276
Interest	27,910
Sales and other taxes	23,687
Other accrued expenses	75,485

$188,100

Note 4. Accounting for goodwill and other non-current assets

Based of the guidance applied from the Codification, we have one reporting unit: our AWT business.

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(a)     Goodwill

Based on the purchase price allocation, the components of goodwill for our AWT reporting unit are listed below ($ in thousands):

Total
Balance at December 31, 2016	$2,641,355

Balance at December 31, 2017	$2,641,355

There were no impairments of goodwill during 2017 or 2016.

(b)     Identifiable intangible assets

Identifiable intangible assets include the following ($ in thousands):

	December 31, 2017

	Gross carrying amount	Accumulated amortization

Definite-lived intangible assets:
Customer relationships and non-compete agreements	$842,901	$(560,899)
Developed technology	404,630	(241,147)
Tradenames and patents	121,795	(43,112)

Total definite-lived intangible assets	1,369,326	(845,158)

Indefinite-lived intangible assets:
Tradenames	940,000	—

Total indefinite-lived intangible assets	940,000	—

	$2,309,326	$(845,158)

There were no impairments of identifiable intangible assets during 2017 or 2016.

Amortization expense, related to definite-lived intangibles, was $112.0 million and $123.3 million for the years ended December 31, 2017 and 2016, respectively.

The following table presents the estimated amortization expense, in total, to be incurred over the next five years for all definite-lived intangible assets as of December 31, 2017 ($ in thousands):

Year ending December 31,	Estimated amortization expense
2018	$99,899
2019	$89,921
2020	$79,383
2021	$67,693
2022	$38,152

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Note 5. Long-term debt

Long-term debt consists of the following ($ in thousands):

December 31, 2017
Senior Dollar Term B Credit Facility – due 2024(1)	$1,079,575
Senior Euro Term B Credit Facility – due 2024(1)	285,865
7.875% First Lien Senior Secured Notes due 2021	590,000
12.5% Limited Third Lien Senior Secured Notes due 2021	445,061

Principal amount of debt	2,400,501

Senior Dollar Term B Credit Facility discount, net of accretion(1)	(4,789)
Senior Euro Term B Credit Facility discount, net of accretion(1)	(633)
7.875% First Lien Senior Secured Notes due 2021 premium, net of amortization	7,035
12.5% Limited Third Lien Senior Secured Notes due 2021 discount, net of accretion	(1,100)

Net premium (discount) on debt	513

Net debt issuance costs	(24,021)
Total debt, net of premium, discount and debt issuance costs	2,376,993
Less: Current installments	(13,723)

$2,363,270

(1)	On February 3, 2017, we entered into a new Senior Secured Credit Facility consisting of a $1.085 billion Dollar Term B Loan, a €239.0 million Euro Term B Loan and a $300.0 million revolving credit facility.

Senior Secured Credit Facility

In connection with the sale of the Regenerative Medicine business, our previously-existing senior secured credit facility was terminated and the obligations thereunder released in full on February 3, 2017. Also on February 3, 2017, Kinetic Concepts, Inc. and its subsidiary, KCI USA, Inc., as co-borrowers, and Chiron Holdings, Inc. entered into a credit agreement with Bank of America, N.A., as administrative and collateral agent, Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Suntrust Robinson Humphrey, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Royal Bank of Canada, as joint lead arrangers and bookrunners, and the lenders party thereto from time to time. The new senior secured credit facility (the “Senior Secured Credit Facility”) consisted of $1.085 billion Dollar Term B Loans (“Dollar Term B Facility”), €239.0 million Euro Term B Loans (“Euro Term B Facility”) and a $300.0 million revolving credit facility (the “Revolving Credit Facility”).

Our Senior Secured Credit Facility included a $300.0 million Revolving Credit Facility as of December 31, 2017. Amounts available under the Revolving Credit Facility are available for borrowing and reborrowing until maturity. At December 31, 2017, no revolving credit loans were outstanding and we had outstanding letters of credit issued by banks which are party to the Senior Secured Credit Facility of $13.5 million. The resulting availability under the Revolving Credit Facility was $286.5 million at December 31, 2017. Commitment fees accrue at a rate of 0.50% on the amounts available under the Revolving Credit Facility.

Interest.    Amounts outstanding under the Dollar Term B Facility and the Revolving Credit Facility (other than swingline loans and unreimbursed drawings on letters of credit) bear interest, at our option, at a rate equal to either the base rate (defined as the highest of (i) Bank of America’s prime rate, (ii) the federal funds effective rate plus 0.50%, (iii) the Eurocurrency rate (defined as the LIBOR rate) plus 1.00%) or the Eurocurrency rate, in each case plus an applicable margin. Amounts outstanding under the Euro Term B Facility bear interest at the

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Eurocurrency rate, and swing-line loans and unreimbursed drawings on letters of credit bear interest at the base rate, in each case plus an applicable margin. The Eurocurrency rate shall be subject to a floor of 1.00%, and the base rate shall be subject to a floor of 2.00%. The applicable margin (i) under the Dollar Term B Facility is 2.25% in the case of loans based on the base rate and 3.25% in the case of loans based on the Eurocurrency rate, (ii) under the Euro Term B Facility is 3.00% and (iii) under the Revolving Credit Facility is 2.00% in the case of loans based on the base rate and 3.00% in the case of loans based on the Eurocurrency rate with such rate decreasing upon the achievement of certain leverage ratios. We may elect interest periods of one, two, three, or six months for the Eurocurrency borrowings. Interest on base rate borrowings is payable quarterly in arrears. Interest on Eurocurrency borrowings is payable at the end of each applicable interest period or every three months in the case of interest periods in excess of three months. Interest on all past due amounts will accrue at 2.00% over the applicable rate. Our nominal interest rate, which is reset at the end of each quarter, was 4.94% on the Senior Dollar Term B Credit Facility and 4.00% on the Senior Euro Term B Credit Facility as of December 31, 2017.

Collateral.    The Senior Secured Credit Facility is secured by a first priority lien and security interest in (a) substantially all equity interests of each of Chiron Holdings, Inc.’s 100% owned U.S. and first-tier material foreign subsidiaries (limited in the case of certain subsidiaries to 65% of the voting equity interests of such subsidiary) and (b) subject to certain exceptions, substantially all of our (in this instance referring only to us and our subsidiaries that are or will be co-borrowers or guarantors under the Senior Secured Credit Facility) present and future real property (with a value in excess of $35.0 million individually) and present and future tangible and intangible assets. The liens securing the Senior Secured Credit Facility are subject to permitted liens.

Guarantors.    Our obligations under the Senior Secured Credit Facility are guaranteed by Chiron Holdings, Inc. and each of its material 100% owned subsidiaries, other than the subsidiaries that are co-borrowers under the senior secured credit facility, foreign subsidiaries and subsidiaries whose only assets are investments in foreign subsidiaries.

Maturity.    The Revolving Credit Facility matures on February 3, 2022 and the Term B Loans mature on February 3, 2024. The principal amount of each of the Dollar Term B loan and the Euro Term B Loan amortizes in quarterly installments equal to 1.00% of the original principal amount of each such facility per annum until the respective final maturity date.

Voluntary prepayments.    We may prepay, in full or in part, borrowings under the Revolving Credit Facility without premium or penalty, subject to minimum prepayment amount and increment limitations. We may prepay, in full or in part, borrowings under the Dollar Term B Loan and Euro Term B Loan without premium or penalty, subject to minimum prepayment amount and increment limitations, except that certain repayments of the Dollar Term B Loan and Euro Term B Loan within 12 months of the effective date of the Senior Secured Credit Facility will be subject to a 1.00% prepayment premium.

Mandatory prepayments.    Subject to certain exceptions, we must make periodic prepayments of the Dollar Term B Facility and the Euro Term B Facility equal to: (i) 100% of the net cash proceeds of certain dispositions of property, (ii) 100% of the net cash proceeds of the issuance or incurrence of certain indebtedness, and (iii) 50% (with step-downs to 25% and 0% based upon achievement of specified first lien leverage ratios) of annual excess cash flow.

Representations.     The Senior Secured Credit Facility contains representations generally customary for similar facilities and transactions.

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Covenants.     The Senior Secured Credit Facility contains affirmative and negative covenants customary for similar facilities and transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness (including guarantee obligations);
•	incur liens;
•	engage in certain fundamental changes, including changes in the nature of our business;
•	sell assets;
•	pay dividends and make other payments in respect of capital stock;
•	make acquisitions, investments, loans and advances;
•	pay and modify the terms of certain indebtedness;
•	engage in certain transactions with affiliates; and
•	enter into negative pledge clauses and clauses restricting subsidiary distributions.

The Senior Secured Credit Facility contains financial covenants requiring us to meet certain leverage ratios, subject to certain equity cure rights. It is an event of default if we permit as of the last day of any fiscal quarter when more than 35% of the Revolving Credit Facility is drawn, our leverage ratio of first lien debt to EBITDA, as defined in the senior secured credit agreement, to be greater than a maximum leverage ratio of 5.80 to 1.00.

Events of default.    The Senior Secured Credit Facility contains events of default including, but not limited to, failure to pay principal or interest, breaches of representations and warranties, violations of affirmative or negative covenants, cross-defaults to other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, impairments of loan documentation or security, changes of control, and defaults with respect to certain ERISA obligations.

7.875% First Lien Senior Secured notes due 2021

On February 9, 2016, Kinetic Concepts, Inc. and KCI USA, Inc., each a wholly-owned subsidiary of Acelity L.P. Inc. (together, the “Notes Issuers”), co-issued $400.0 million aggregate principal amount of 7.875% First Lien Senior Secured notes due 2021 (the “First Lien Notes”) and used the net proceeds therefrom to pay in full all amounts outstanding under the previously existing senior term E-2 credit facility. On June 22, 2016, the Notes Issuers co-issued an additional $190.0 million aggregate principal amount of First Lien Notes and used the net proceeds to pay in full all previously-existing dollar term E-1 loans.

Interest.    Interest on the First Lien Notes accrues at the rate of 7.875% per annum and is payable semiannually in arrears on each February 15 and August 15, beginning on August 15, 2016. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Collateral.    The First Lien Notes are secured on a first priority basis by a perfected security interest in substantially all of the Notes Issuers’ and the guarantors’ tangible and intangible assets (subject to certain exceptions), including U.S. registered intellectual property and all of the capital stock of each of Kinetic Concepts, Inc.‘s direct and indirect wholly-owned material restricted subsidiaries, including KCI USA, Inc. (limited, in the case of foreign subsidiaries and domestic foreign holding companies, to 65% of the voting capital stock of material foreign subsidiaries and domestic foreign holding companies). The liens securing the First Lien Notes are subject to permitted liens.

Guarantors.    Under the indenture governing the First Lien Notes, the Notes Issuers’ obligations under the First Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by Kinetic Concepts, Inc., KCI USA, Inc. and each of Kinetic Concepts, Inc.’s other subsidiaries (i) to the extent such entities guarantee indebtedness under the Senior Secured Credit Facility or (ii) are wholly owned domestic subsidiaries that (a) guarantee any other indebtedness of the Notes Issuers or any guarantor, including under the Third Lien Notes or (b) incur any

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indebtedness under the Credit Agreement. Acelity L.P. Inc., Chiron Topco, Inc., Chiron Holdings, Inc. and LifeCell Corporation were initial guarantors of the First Lien Notes, but in connection with the sale of the Regenerative Medicine business, were released from their guarantees of the First Lien Notes.

Maturity.     The First Lien Notes will mature on February 15, 2021.

Covenants.    The indenture governing the First Lien Notes contains covenants customary for similar transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell or otherwise dispose of assets;
•	incur liens;
•	enter into transactions with affiliates;
•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•	consolidate, merge or sell all or substantially all of our assets.

Optional redemption.    At any time prior to February 15, 2018, the Notes Issuers, at their option, may redeem up to 40% of the aggregate principal amount of the First Lien Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 107.875% of the aggregate principal amount of the First Lien Notes being redeemed plus accrued and unpaid interest, if any.

At any time prior to February 15, 2018, the Notes Issuers, at their option, may redeem all or part of the First Lien Notes at a redemption price equal to 100% of the aggregate principal amount of the First Lien Notes to be redeemed, plus a make-whole premium plus accrued and unpaid interest, if any, to the date of redemption.

At any time on or after February 15, 2018, the Notes Issuers may redeem the First Lien Notes, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2018	103.938%
2019	101.969%
2020 and thereafter	100.000%

Change of control.    If the Notes Issuers experience certain kinds of changes of control specified in the indenture governing the First Lien Notes, the Notes Issuers will be required to offer to repurchase the First Lien Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

Events of default.    The indenture governing the First Lien Notes contains events of default (subject in certain cases to customary grace and cure periods) including, but not limited to, failure to pay principal or interest, breach of covenants, payment defaults or acceleration of other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, and impairments of loan documentation or security.

Registration.    The First Lien Notes and related guarantees have not been and will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

12.5% Limited Third Lien Senior Secured Notes due 2021

On October 6, 2016, the Notes Issuers co-issued approximately $445.1 million aggregate principal amount of 12.5% Limited Third Lien Senior Secured Notes due 2021 (the “Third Lien Notes”) in exchange for approximately $445.1 million aggregate principal amount of the Notes Issuers’ 12.5% Senior Notes due 2019 (the “Unsecured Notes”) pursuant to a private offer to exchange (the “Exchange Offer”) a portion of the Unsecured Notes for up to $450.0 million aggregate principal amount of the Third Lien Notes and a solicitation of consents from holders of the Unsecured Notes to certain proposed amendments to the indenture governing the Unsecured Notes. The Notes Issuers did not receive any cash proceeds from the issuance of the Third Lien Notes.

Interest.    Interest on the Third Lien Notes accrues at the rate of 12.5% per annum and is payable semiannually in arrears on each May 1 and November 1, beginning on November 1, 2016. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Collateral.    The Third Lien Notes are secured on a third priority basis by a perfected security interest in substantially all of the Notes Issuers’ and the guarantors’ tangible and intangible assets (subject to certain exceptions), including U.S. registered intellectual property and all of the capital stock of each of Acelity L.P. Inc.‘s direct and indirect wholly-owned material restricted subsidiaries, including the Notes Issuers (limited, in the case of foreign subsidiaries and domestic foreign holding companies, to 65% of the voting capital stock of material foreign subsidiaries and domestic foreign holding companies); provided, that the maximum principal amount of the Third Lien Notes and the related guarantees that are secured by third-priority security interests are $150 million. The liens securing the Third Lien Notes are subject to permitted liens.

Guarantors.    Pursuant to the indenture governing the Third Lien Notes, the Notes Issuers’ obligations under the Third Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by Acelity L.P. Inc., Chiron Topco, Inc., Chiron Holdings, Inc. and each of Acelity L.P. Inc.’s other subsidiaries to the extent such entities guarantee indebtedness under the Senior Secured Credit Facility, the First Lien Notes or incur debt under the Senior Secured Credit Facility. LifeCell Corporation was an initial guarantor of the Third Lien Notes, but in connection with the sale of the Regenerative Medicine business, was released from its guarantee of the Third Lien Notes.

Maturity.    The Third Lien Notes will mature on November 1, 2021.

Covenants.    The indenture governing the Third Lien Notes contains covenants customary for similar transactions, including limitations or restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell or otherwise dispose of assets;
•	incur liens;
•	enter into transactions with affiliates;
•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•	consolidate, merge or sell all or substantially all of our assets.

Optional redemption.    At any time prior to May 1, 2019, the Notes Issuers, at their option, may redeem the Third Lien Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 112.5% of the aggregate principal amount of the Third Lien Notes being redeemed plus accrued and unpaid interest, if any.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

At any time prior to May 1, 2019, the Notes Issuers, at their option, may redeem all or part of the Third Lien Notes at a redemption price equal to 100% of the aggregate principal amount of the Third Lien Notes to be redeemed, plus a make-whole premium plus accrued and unpaid interest, if any, to the date of redemption.

At any time on or after May 1, 2019, the Notes Issuers may redeem the Third Lien Notes, in whole or in part, at the following redemption prices if redeemed during the twelve-month period commencing on May 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Price
2019	109.375%
2020 and thereafter	100.000%

Change of control.    If the Notes Issuers experience certain kinds of changes of control specified in the indenture governing the Third Lien Notes, the Notes Issuers will be required to offer to repurchase the Third Lien Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

Events of default.    The indenture governing the Third Lien Notes contains events of default (subject in certain cases to customary grace and cure periods) including, but not limited to, failure to pay principal or interest, breach of covenants, payment defaults or acceleration of other indebtedness, a bankruptcy or similar proceeding being instituted by or against us, rendering of certain monetary judgments against us, and impairments of loan documentation or security.

Registration.    The Third Lien Notes and related guarantees have not been and will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction.

Covenants

As of December 31, 2017, we were in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facility and indentures governing the First Lien Notes and Third Lien Notes.

Interest and future maturities

Interest paid during the years ended December 31, 2017 and 2016 was $239.9 million and $376.3 million, respectively.

Future maturities of long-term debt at December 31, 2017, were ($ in thousands):

Year	Amount
2018	$13,723
2019	$13,723
2020	$13,723
2021	$1,048,784
2022	$13,723
Thereafter	$1,296,825

Note 6. Derivative financial instruments and fair value measurements

We are exposed to credit loss in the event of nonperformance by counterparties to the extent of the fair values of the outstanding interest rate swap agreements, interest rate cap agreements and foreign currency exchange contracts, but we do not anticipate nonperformance by any of the counterparties. All derivative instruments are recorded on the balance sheet at fair value. We do not use financial instruments for speculative or trading purposes.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Derivatives designated as hedges

At December 31, 2016, we were party to three interest rate swap agreements which are used to convert a portion of our outstanding variable-rate debt to a fixed-rate basis. On February 2, 2017, we canceled our interest rate swap agreement with UBS which had a notional amount of $291.2 million. As a result, as of December 31, 2017, we had two remaining interest rate swap agreements to convert a portion of our outstanding variable-rate debt to a fixed-rate basis. These agreements, which extend through March 2021, have been designated as cash flow hedge instruments. As such, we recognize the fair value of these instruments as an asset or liability with the changes in fair value recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction as long as the derivative is highly effective. At inception, all derivatives are expected to be highly effective. Quarterly payments under the interest rate swap agreements are due on the last day of March, June, September and December. The aggregate notional amount decreases quarterly by amounts ranging from $3.3 million to $63.4 million until maturity.

The following table summarizes our interest rate swap agreements as of December 31, 2017, which have been designated as hedging instruments ($ in thousands):

Outstanding notional amount	Fixed interest rate
$281,775	1.668%
$563,550	1.666%

Derivatives not designated as hedges

During 2016, we were party to three interest rate swap agreements to convert a portion of our outstanding variable rate debt to a fixed rate basis. These agreements expired on December 31, 2016. These agreements were not designated as hedging instruments, and as such, we recognized the fair value of these instruments as an asset or liability with income or expense recognized in the current period. Quarterly payments under the interest rate swap agreements were due on the last day of March, June, September and December with receive rates based on the higher of three-month USD LIBOR or 1.25% and fixed pay rates of 2.256%, 2.250% and 2.249%. At December 31, 2017, we had no outstanding interest rate swap agreements not designated as hedges.

Although we use master netting agreements with our derivative counterparties, we do not offset derivative asset and liability positions in the consolidated balance sheet.

Fair value measurements

The Codification defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. The Fair Value Measurements and Disclosure topic of the Codification establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and long-term obligations, excluding our borrowings under our Senior Secured Credit Facility and fixed rate long-term debt, approximates fair value. The fair value of our borrowings under our Senior Secured Credit Facility and fixed rate long-term debt was $1.362 billion and $1.112 billion, respectively, at December 31, 2017. The fair value of our long-term debt was estimated based upon open-market trades at or near year end.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

All of our derivatives, as of the reporting date, use inputs considered as Level 2. The interest rate swap agreements and interest rate cap agreements are valued using a discounted cash flow model that takes into account the present value of the expected future cash flows under the terms of the agreements by using market information available as of the reporting date, including prevailing interest rates and related forward interest rate curves.

The following table sets forth the location and aggregate fair value amounts of all derivative instruments with credit-related contingent features ($ in thousands):

	Asset derivatives		Liability derivatives

	Balance sheet location	Fair value	Balance sheet location	Fair value
		December 31, 2017		December 31, 2017
Derivatives designated as hedging instruments
Interest rate swap agreements	Prepaids and other	$1,662	Accrued expenses and other	$—
Interest rate swap agreements	Other non-current assets	10,141	Other non-current liabilities	—

Total derivatives		$11,803		$—

The following table summarizes the amount of gain (loss) on derivative not designated as hedging instruments ($ in thousands):

	Year ended December 31,
	2017	2016
Interest rate swap agreements	$—	$(1,743)

Certain of our derivative instruments contain provisions that require compliance with the restrictive covenants of our Senior Secured Credit Facility. See Note 5 for further discussion of the restrictive covenants of our Senior Secured Credit Facility.

If we default under our credit facilities, the lenders could require immediate repayment of the entire principal. If those lenders require immediate repayment, we may not be able to repay them which could result in the foreclosure of substantially all of our assets. In these circumstances, the counterparties to the derivative instruments could request immediate payment or full collateralization on derivative instruments in net liability positions. Certain of our derivative counterparties are also parties to our Senior Secured Credit Facility.

No collateral has been posted by us in the normal course of business. If the credit-related contingent features underlying these agreements were triggered on December 31, 2017, we could be required to settle or post the full amount as collateral to the counterparties.

We did not have any measurements of financial assets or financial liabilities at fair value on a nonrecurring basis at December 31, 2017.

Note 7. Leasing obligations

We are obligated for equipment under various capital leases, which expire at various dates during the next two years. At December 31, 2017, the gross amount of equipment under capital leases totaled $0.6 million and related accumulated depreciation was approximately $0.6 million.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We lease computer and telecommunications equipment, service and sales vehicles, office space, various storage spaces and manufacturing facilities under non-cancelable operating leases, which expire at various dates over the next 17 years. Total rental expense for operating leases was $19.1 million and $19.1 million for the years ended December 31, 2017 and 2016, respectively.

Future minimum lease payments under capital and non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2017, are as follows ($ in thousands):

	Capital leases	Operating leases
2018	$24	$16,379
2019	8	12,506
2020	—	7,980
2021	—	6,124
2022	—	4,512
Thereafter	—	15,743

Total minimum lease payments	$32	$63,244

Less amount representing interest	(4)

Present value of net minimum capital lease payments	28
Less current portion	(21)

Obligations under capital leases, excluding current installments	$7

Note 8. Income tax expense (benefit)

The TCJA was enacted on December 22, 2017 and significantly changes existing U.S. tax law, including numerous provisions that affect businesses. The TCJA reduced the US federal corporate tax rate from 35% to 21%, introduced changes that impacted certain deductions, credits and imposed a one-time transition tax on earnings of foreign subsidiaries on which U.S. tax had previously been deferred and creates new taxes on certain foreign sourced earnings. Given the widespread applicability of these changes to most U.S. companies, the Securities and Exchange Commission issued Staff Accounting Bulletin 118 (“SAB 118”) to assist companies in addressing any uncertainty or diversity of views in applying ASC Topic 740 in the reporting period in which the TCJA was enacted. SAB 118 provides companies with the option of reporting a reasonable estimate for certain income tax effects of the TCJA in situations in which a company does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting required under ASC Topic 740. The reasonable estimate is reported as a provisional amount in a company’s financial statements during a “measurement period”.

At December 31, 2017, we have not completed our accounting for the tax effects of enactment of the TCJA; however, in certain cases, as described below, we have made a reasonable estimate of the effects on our existing deferred tax balances and the one-time transition tax. In other cases, we have not been able to make a reasonable estimate and continue to account for those items based on our existing accounting under ASC 740, and the provisions of the tax laws that were in effect immediately prior to enactment. For the items for which we were able to determine a reasonable estimate, we recognized a provisional tax benefit of $301.5 million, which is included as a component of income tax expense from continuing operations. In all cases, we will continue to make and refine our calculations as additional analysis is completed. In addition, our estimates may also be affected as we gain a more thorough understanding of the tax law and as additional guidance is published.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes earnings (loss) from continuing operations before income tax expense (benefit) of U.S. and non-U.S. operations ($ in thousands):

	Year ended December 31,
	2017	2016
U.S.	$48,893	$(873)
Non-U.S.	(207,608)	(93,005)

Loss from continuing operations before income tax benefit	$(158,715)	$(93,878)

The following table summarizes the composition of income tax expense (benefit) related to continuing operations ($ in thousands):

	Year ended December 31,
	2017	2016

Current:
U.S. Federal	$35,908	$51,848
U.S. State	3,819	2,033
Non-U.S.	5,396	2,393

Total current expense	45,123	56,274

Deferred:
U.S. Federal	(395,569)	(90,902)
U.S. State	(10,004)	(10,091)
Non-U.S.	3,353	11,779

Total deferred tax benefit	(402,220)	(89,214)

Income tax benefit related to continuing operations	$(357,097)	$(32,940)

The reconciliation of the U.S. federal statutory rate to the consolidated effective tax rate related to continuing operations is as follows:

	Year ended December 31,
	2017(1)	2016(1)
Computed “expected” tax rate	35.0%	35.0%
State income taxes, net of federal benefit	1.3	5.7
Non-deductible items	(0.7)	(2.1)
Effect of international operations	(0.9)	(2.9)
Section 199 production deduction	—	0.2
Research and development credit	0.2	1.2
TCJA impact	189.4	—
Other, net	0.7	(2.0)

Effective tax rate related to continuing operations	225.0%	35.1%

(1)

The years ended December 31, 2017 and 2016, include a loss before income tax benefit. The consolidated effective income tax rates represent adjustments to the computed “expected” income tax benefit rate for the period. Therefore, negative percentages represent reductions to the income tax benefit rate.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities consist of the following ($ in thousands):

December 31, 2017

Deferred Tax Assets:
Non-U.S. tax credit	$110,770
U.S. tax credits	48
Net operating loss carryforwards	49,449
Non-U.S. net operating loss carry forwards	21,291
Accrued liabilities	4,191
Deferred non-U.S. tax asset	51,726
Accrued interest	946
Disallowed interest carry forward	155,706
Inventory	1,973
Other	348

Total gross deferred tax assets	396,448

Less: valuation allowances	(97,355)

Net deferred tax assets	299,093

Deferred Tax Liabilities:
Accounts receivable	(4,241)
Intangible assets, amortizable	(82,759)
Intangible assets, indefinite-lived	(232,238)
Loan fees	(21)
Unrealized foreign exchange currency gain, net	(5,325)
Depreciation	(15,151)
Other	(7,593)

Total gross deferred tax liabilities	(347,328)

Net deferred tax liability	(48,235)

Less: non-current deferred tax asset	(22,656)

Non-current deferred tax liability	$(70,891)

The change in the balance sheet deferred tax accounts reflect deferred income tax benefit and the deferred tax impact of other comprehensive income items.

As part of the enactment of the TCJA, the Company remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. The Company recorded in the fourth quarter of 2017 a provisional deferred tax benefit of $100.0 million related to this remeasurement. We are still analyzing certain aspects of the TCJA and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts.

The one-time transition tax is based on our total post-1986 earnings and profits (“E&P”). We recorded a provisional deferred tax benefit of $202.5 million related to the net reversal of prior amounts accrued for taxes on unremitted earnings of certain subsidiaries, and a provisional current income tax expense of $1.0 million for our one-time transition tax liability. We have not yet completed our calculation of the total post-1986 E&P for our foreign subsidiaries. Further, the transition tax is based in part on the amount of those earnings held in

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

cash and other specified assets. This amount may change when we finalize the calculation of post-1986 foreign E&P and finalize the amounts held in cash or other specified assets. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities. We will continue to evaluate and refine our calculations and will record adjustments to these amounts in future periods as provided for under SAB 118.

The TCJA subjects a US shareholder to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. An entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. Given the complexity of the GILTI provisions, we are still evaluating the effects and have not yet determined our accounting policy. At December 31, 2017, because we are still evaluating the GILTI provisions and our analysis of future taxable income that is subject to GILTI, we are unable to make a reasonable estimate and have not yet reflected any adjustments related to GILTI in our financial statements.

At December 31, 2017, $935.4 million of U.S. state net operating losses and $84.4 million of non-U.S. net operating losses were available for carry forward. The losses generally expire within a period of 3 to 20 years, with some non-U.S. losses available indefinitely. For U.S. federal income tax purposes, foreign tax credit carry forwards of $121.9 million are available to be utilized once sufficient foreign source income is recognized, expiring primarily between 2021 and 2025.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2017, we had valuation allowances of $52.5 million associated with U.S. state deferred tax assets and $44.9 million associated with non-U.S. deferred tax assets. The net valuation allowance decreased by $14.7 million in 2017 due primarily to the write-off of non-U.S. net operating losses. We believe that the remaining deferred income tax assets will be realized based on reversals of existing taxable temporary differences and expected repatriation of non-U.S. earnings to the U.S.

The Company requires additional time to provide a reasonable estimate of the impacts of the TCJA on its valuation allowance for deferred tax assets, including those for foreign tax credits and disallowed interest carry forwards and, therefore, have not recorded provisional amounts related to these items. In assessing whether a valuation allowance is necessary, the Company continues to apply ASC 740 based on the provisions of the tax laws in effect immediately prior to the TCJA.

We record the benefit of tax positions in our financial statements when it is more likely than not, based on the technical merits, that the tax position will ultimately be sustained. The evaluation of tax positions that meet this initial recognition threshold are further evaluated to determine whether there is any uncertainty regarding recognition of the full benefit.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

At December 31, 2017, we had $30.0 million of unrecognized tax benefits that were classified as long-term liabilities, of which $15.1 million would favorably impact our effective tax rate, if recognized. The reconciliation of the liability for uncertain tax positions is as follows ($ in thousands):

December 31, 2017
Unrecognized tax benefit balance at beginning of year	$52,960
Gross additions for tax positions of prior years	67
Gross reductions for tax positions of prior years	(21,222)
Gross additions on positions related to the current year	6,746
Reductions resulting from a lapse of the applicable statute of limitation	(157)

Unrecognized tax benefit at end of year	38,394
Accrued interest and penalties	6,737
Deferred tax reclassification	(15,119)

Total unrecognized income tax benefit	$30,012

Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. We recognized an increase of net interest and penalties in the consolidated statement of operations of approximately $1.1 million in 2017, comprised of an increase of $1.9 million associated with ongoing accruals and a decrease of $0.8 million associated with releases. In 2016, we recognized a decrease of net interest and penalties in the consolidated statement of operations of approximately $1.2 million, comprised of a decrease of $1.9 million associated with releases and an increase of $0.7 million associated with ongoing accruals. Additionally, $6.7 million of interest and penalties were recorded in the consolidated balance sheet as of December 31, 2017. It is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next twelve months by $1.9 million. This decrease would result from the expiration of the statute of limitations and the completion of tax examinations in multiple jurisdictions.

We operate in multiple tax jurisdictions, both inside and outside the United States and are routinely under audit by U.S. federal, U.S. state and non-U.S. tax authorities. These reviews can involve complex matters that may require an extended period of time for resolution. Our U.S. federal income tax returns have been examined and settled through tax year ending November 3, 2011. We have ongoing audits in various U.S. state and U.S. local jurisdictions, as well as audits in various non-U.S. jurisdictions. In general, the tax years 2012 through 2016 remain open in the major taxing jurisdictions, with some U.S. state and non-U.S. jurisdictions remaining open longer as a result of net operating losses and longer statute of limitation periods.

Income taxes paid, net of income tax refunds, were $27.6 million and $3.8 million for the years ended December 31, 2017 and 2016, respectively.

Note 9. Equity

Under the terms of Acelity’s Third Amended and Restated Limited Partnership Agreement dated September 1, 2014, the limited partners contributed 100% of the capital to the partnership. No partner is required to make any additional capital contributions to the partnership. Net income (loss) and distributions are allocated to the general and limited partners in proportion to their respective capital contributions.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 10. Incentive compensation plans

Equity-based compensation expense was recognized in the consolidated statements of operations as follows ($ in thousands):

	Year ended December 31,
	2017	2016
Cost of sales	$5	$64
Selling, general and administrative expenses	3,623	3,462

Total equity-based compensation expense, net of tax	$3,628	$3,526

There was no income tax impact associated with equity-based compensation during the years ended December 31, 2017 and 2016.

Investment plan

We have an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all employees in the United States and we match employee contributions up to a specified limit. During the years ended December 31, 2017 and 2016 matching contributions charged to expense were $10.5 million and $10.7 million, respectively.

Equity based plans

Profits interest

On November 11, 2011, the Board of Directors of Chiron Holdings GP, Inc. (“Holdings GP”), in its capacity as general partner of Chiron Guernsey Holdings L.P. Inc. (the “Limited Partnership”), approved the Chiron Guernsey Holdings L.P. Inc. Executive Equity Incentive Plan (the “Executive Plan”). As of December 31, 2017, the maximum aggregate number of interest units (“Profits Interest Units”) available for awards under the Executive Plan was 45,641,333, subject to adjustment as provided for in the plan. The vesting terms and expiration of each award shall be fixed by the general partner. The distribution threshold for awards granted under this plan is established by the general partner.

For incentive equity awards granted during the years ended December 31, 2017 and 2016, a portion of the awards granted vests incrementally over a period of four years. The remaining portion of awards granted during the years ended December 31, 2017 and 2016 vest on a pro-rata basis upon the attainment of certain performance conditions established by the general partner. The performance conditions are based on achieving certain levels of multiple of invested capital and the occurrence of a major liquidity event in the future. Subject to certain limitations, the weighted average distribution threshold (i.e., the amount of distributions that need to be made by the Limited Partnership with respect to each limited partnership unit individually prior to such Profits Interest Unit participating in the distributions of the Limited Partnership) for awards granted during the years ended December 31, 2017 and 2016 is $8.86 and $8.51, respectively.

The equity value of the Limited Partnership (calculated as enterprise value plus cash, less debt) represents a key input for determining the fair value of the Profits Interest Units.

The weighted-average estimated fair value of time-based Profits Interest Units granted during the years ended December 31, 2017 and 2016, was $1.41 and $1.58 per unit, respectively, using the Black-Scholes-Merton option pricing model. The weighted-average estimated fair value of performance-based Profits Interest Units granted during the years ended December 31, 2017 and 2016, was $1.35 and $1.49 per unit, respectively, using the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Black-Scholes-Merton option pricing model. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell the Profits Interest Units. The estimated fair values for these periods included the following weighted average assumptions for both the time-based and performance-based Profits Interest Units (annualized percentages):

	Year ended December 31,
	2017	2016
Expected stock volatility	28.0%	39.0%
Expected dividend yield	—	—
Risk-free interest rate	1.5%	0.8%
Expected life (years)	3	2

The expected stock volatility is initially based on the asset volatility for guideline peers, and then adjusted for Limited Partnership-specific factors. In particular, the determined asset volatility from our peers was adjusted, on a relevered basis, to reflect the Limited partnership’s higher projected average debt weight over the expected holding period, resulting in the expected stock volatility. The expected dividend yield is zero. The risk-free interest rate for the period was based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the estimated holding period until a major liquidity event.

A summary of our Profits Interest Unit (“PIU”) activity, and related information is set forth in the table below:

	Time-based	Performance- based	Total	Weighted average grant date fair value
PIU outstanding—December 31, 2016	11,100	10,434	21,534	$1.45
Granted	4,123	4,117	8,240	$1.38
Repurchased	(3,761)	—	(3,761)	$1.47
Forfeited/Expired	(925)	(2,874)	(3,799)	$1.37

PIU outstanding—December 31, 2017	10,537	11,677	22,214	$1.44

PIU exercisable as of December 31, 2017	5,190	—	5,190	$1.39

As of December 31, 2017, there was $6.1 million and $13.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested time-based and performance-based Profits Interest Units, respectively. The unrecognized compensation cost for the time-based awards is expected to be recognized over a weighted average period of 2.9 years. The unrecognized compensation cost of the performance-based awards is expected to be recognized as it becomes probable the performance condition will be satisfied. There is no contractual term for the PIU agreements, however, with certain consent of the Limited Partnership and plan participants, the general partner may amend, alter, suspend, discontinue, or terminate the Executive Plan or any portion thereof at any time.

Appreciation rights

On December 14, 2011, the Board of Directors of Holdings GP, in its capacity as general partner of the Limited Partnership, approved the Chiron Guernsey Holdings L.P. Inc. Appreciation Rights Plan (as amended from time to time, the “Appreciation Rights Plan”). The maximum aggregate number of Class A-2 interests in respect of which appreciation rights (“Appreciation Rights”) awards can be issued under the Appreciation Rights Plan is 4,172,000, subject to adjustment as provided for in the plan. The base price of units granted under this plan is established by the administrator (the compensation committee of the board of the general partner, or any

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

committee or subcommittee thereof to which the compensation committee of the board delegates authority to administer the Appreciation Rights Plan) as of the date of grant, which may not be less than the fair market value of an appreciation rights award interest as of the date of grant. The vesting terms and expiration of each award shall be fixed by the administrator.

For incentive equity awards granted during the years ended December 31, 2017 and 2016, a portion of the awards granted vest in full upon the earlier of a change in control of the Limited Partnership or the fourth anniversary of the date of grant. The remaining portion of awards granted in 2012 vest at graduated levels upon the attainment of certain performance conditions established by the administrator and the occurrence of a major liquidity event in the future. Upon exercise or redemption of vested awards, employees generally receive a cash payment equal to the product of the excess, if any, of the fair market value of a Class A-2 interest at the time of exercise or redemption over the base price times the number of Class A-2 interests under the award.

The equity value of the Limited Partnership (calculated as enterprise value plus cash, less debt) represents a key input for determining the fair value of the Appreciation rights granted.

The weighted-average estimated grant-date fair value of time-based Appreciation Rights granted during the years ended December 31, 2017 and 2016, was $1.58 and $1.74 per unit, respectively, using the Black-Scholes-Merton option pricing model. The weighted-average estimated grant-date fair value of performance-based Appreciation Rights granted during the years ended December 31, 2017 and 2016, was $1.48 and $1.63 per unit, respectively, using the Black-Scholes-Merton option pricing model. A discount for lack of marketability was applied to the per unit fair value to reflect increased risk arising from the inability to readily sell the Appreciation Rights. The estimated fair values for the years ended December 31, 2017 and 2016 included the following weighted average assumptions for both the time-based and performance-based Appreciation Rights (annualized percentages):

	Year ended December 31,
	2017	2016
Expected stock volatility	28.0%	39.0%
Expected dividend yield	—	—
Risk-free interest rate	1.5%	0.8%
Expected life (years)	3	2

The expected stock volatility is initially based on the asset volatility for guideline peers, and then adjusted for Limited Partnership-specific factors. In particular, the determined asset volatility from our peers was adjusted, on a relevered basis, to reflect the Limited partnership’s higher projected average debt weight over the expected holding period, resulting in the expected stock volatility. The expected dividend yield is zero. The risk-free interest rate for the period was based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the estimated holding period until a major liquidity event.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

A summary of our Appreciation Rights activity, and related information, for the year ended December 31, 2017, is set forth in the table below:

	Time- based	Performance- based	Total	Weighted average base price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Appreciation Rights outstanding—December 31, 2016	1,854	1,856	3,710	$7.56	7.95
Granted	19	19	38	$7.28
Exercised	(371)	—	(371)	$7.55
Forfeited/Expired	(256)	(629)	(885)	$7.59

Appreciation Rights outstanding—December 31, 2017	1,246	1,246	2,492	$7.59	7.10	$—

Appreciation rights exercisable—December 31, 2017	495	—	495	$6.40	N/A	$—

As of December 31, 2017, there was $0.8 million and $1.9 million of total unrecognized compensation costs, net of estimated forfeitures, related to each of the non-vested time-based and performance-based Appreciation Rights, respectively. The unrecognized compensation cost for the time-based awards is expected to be recognized over a weighted average period of 2.0 years. The unrecognized compensation cost of the performance-based awards is expected to be recognized as it becomes probable the performance condition will be satisfied.

NOTE 11. accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income are as follows ($ in thousands):

	Accumulated foreign currency translation adjustment	Accumulated derivative gains (losses)	Accumulated other comprehensive income (Loss)

Balances at December 31, 2015	(19,734)	—	(19,734)
Foreign currency translation adjustment, net of tax benefit of $1,574	(12,868)	—	(12,868)
Derivative gain, net of tax expense of $3,831	—	6,251	6,251

Balances at December 31, 2016	(32,602)	6,251	(26,351)
Foreign currency translation adjustment, net of tax benefit of $346	13,469	—	13,469
Divestiture of LifeCell Corporation and subsidiaries	409	—	409
Net derivative loss, net of tax benefit of $301	—	(32)	(32)
Amount of derivative loss reclassified from accumulated OCI into interest expense, net of taxes of $1,310	—	2,310	2,310

Balances at December 31, 2017	$(18,724)	$8,529	$(10,195)

During 2016, there were no reclassification adjustments out of accumulated other comprehensive income (loss) to net earnings (loss).

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of December 31, 2017, the amount of accumulated derivative gain expected to be reclassified into earnings over the next twelve months is approximately $1.4 million.

Note 12. Commitments and contingencies

Legal proceedings

In 2009, KCI received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General, or OIG, seeking records regarding our billing practices under the local coverage policies of the four regional Durable Medical Equipment Medicare Administrative Contractors, or DME MACs. KCI cooperated with the OIG’s inquiry and provided substantial documentation to the OIG and the U.S. Attorneys’ office in response to its request. The government’s inquiry stemmed from the filing under seal of two 2008 qui tam actions against KCI by two former employees in the U.S. District Court, Central District of California, Western Division. These cases are captioned United States of America, ex rel. Steven J. Hartpence v. Kinetic Concepts, Inc. et al, and United States of America, ex rel. Geraldine Godecke v. Kinetic Concepts, Inc., et al. The complaints contend that KCI violated the federal False Claims Act by billing in a manner that was not consistent with the Local Coverage Determinations issued by the DME MACs and seek recovery of monetary damages. Following the completion of the government’s review and its decision declining to intervene in such suits, the live pleadings were ordered unsealed in 2011. After reviewing the allegations, KCI filed motions seeking the dismissal of the suits on multiple grounds. In 2012, the District Court granted KCI’s motions dismissing all of the claims under the False Claims Act. The cases went to appeal in the U.S. Court of Appeals for the Ninth Circuit which reversed the District Court’s dismissal of the suits in 2015 and remanded the cases back to the District Court for further proceedings. In 2017, the District Court dismissed the sole remaining fraud claim asserted in Godecke, and dismissed three of the seven fraud claims asserted in Hartpence. The Hartpence case is in a pre-trial phase. In the Godecke case, the District Court has permitted Godecke to appeal the dismissal of her fraud claim. We believe that our defenses to the claims in the Hartpence and Godecke cases are meritorious and that we have no liability under the False Claims Act for their allegations. However, it is not possible to predict the outcome of this litigation nor is it possible to estimate any damages that may be awarded if we are unsuccessful in the litigation.

We are a party to several additional lawsuits arising in the ordinary course of our business. Additionally, the manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. We maintain multiple layers of product liability insurance coverage and we believe these policies and the amounts of coverage are appropriate and adequate.

Other commitments and contingencies

As of December 31, 2017, our commitments for the purchase of new product inventory were $83.9 million. The following table summarizes our commitments for the purchase of new product inventory as of December 31, 2017, for each of the periods indicated ($ in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Purchase obligations	63,677	19,991	262	—	83,930

Note 13. Related party transactions

Services agreements and related fees

On November 4, 2011, in connection with the Merger, entities affiliated with the Sponsors (the “Managers”) entered into services agreements and material event services agreements with KCI or, in certain cases, their

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

affiliates (the “Services Agreements”), pursuant to which the Managers will provide strategic and consulting services, including financing and strategic business planning and analysis services, to KCI and/or their subsidiaries, parent entities and controlled affiliates. Pursuant to the Services Agreements, the Managers are entitled to receive an annual consulting fee, as well as certain fees for specified material events, including sales of KCI and refinancings. Upon a refinancing, the Managers would be entitled to a fee equal to one percent of the aggregate funds raised from any source in connection with such refinancing and upon an exit event, which would include an initial public offering, a liquidation of the Company or other change in control transactions, the Managers are also entitled to receive a transaction fee equal to three percent of Sponsors’ invested capital on a pro rata basis. The Managers will also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with the provision of services pursuant to the Services Agreements. The Services Agreements will continue indefinitely unless terminated by the consent of all the parties thereto. However, the Services Agreements will terminate automatically upon an initial public offering of KCI or one of their subsidiaries, parent entities or controlled affiliates, unless KCI or, in certain cases, an affiliate of KCI, as applicable, elects by prior written notice to continue the Services Agreements. The Services Agreements may also terminate upon certain change of control events involving KCI. During the years ended December 31, 2017 and 2016, we paid management fees of $8.2 million and $9.0 million, respectively, to the Managers. We expect to pay approximately $5.1 million in management fees to the Managers during each of the fiscal years through the term of the agreements.

Indemnification agreement

On November 4, 2011, the Managers also entered into an indemnification agreement with the Company and its parent entities (the “Indemnification Agreement”). The Indemnification Agreement contains customary exculpation and indemnification provisions in favor of the Managers and certain of their affiliates.

Management investment

Subsequent to the Merger, certain executive officers entered into subscription agreements with Guernsey Holdings and GP, pursuant to which each individual agreed to subscribe for and acquire from Guernsey Holdings Class A-2 Units of Guernsey Holdings (each, a “Subscription”). In connection with the Subscription, each individual became a party to the limited partnership agreement of Guernsey Holdings as a limited partner of Guernsey Holdings.

Note 14. Segment and geographic information

The Company is engaged in the rental and sale of advanced wound therapeutics in approximately 90 countries worldwide through direct sales and indirect operations. We have one reportable operating segment which corresponds to our AWT business conducted by KCI and its subsidiaries, including Systagenix. We measure segment profit (loss) as operating earnings (loss), which is defined as income (loss) before interest and other income, interest expense, foreign currency gains and losses, derivative instruments gains and losses and income taxes. All intercompany transactions are eliminated in computing revenue and operating earnings (loss).

On January 31, 2017, Acelity completed the sale of its Regenerative Medicine business unit to Allergan Holdco US, Inc. The historical results of the Regenerative Medicine business, excluding the allocation of general corporate overhead, are reported as discontinued operations in the consolidated statements of operations.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Information on segments and a reconciliation of consolidated totals are as follows ($ in thousands):

	Year ended December 31,
	2017	2016

Revenue:
AWT	$1,322,014	$1,387,541
Other operations(1)	10,956	11,006

Total revenue	$1,332,970	$1,398,547

Operating earnings (loss):
AWT	$365,199	$424,677
Other operations(1)	1,593	2,647
Non-allocated costs:
General headquarter expense(2)	(5,134)	(4,668)
Equity-based compensation	(3,628)	(3,526)
Business optimization and transaction-related expenses(3)	(67,400)	(82,030)
Acquired intangible asset amortization(4)	(109,124)	(121,426)

Total non-allocated costs	(185,286)	(211,650)

Total operating earnings	$181,506	$215,674

(1)	Represents contract manufacturing operations.

(2)	Represents general headquarter expenses not allocated to the individual segments, including depreciation associated with our purchase accounting fixed asset step up to fair value, fixed asset impairments and the write-off of in-process research and development.

(3)	Represents restructuring-related expenses associated with our business optimization initiatives as well as management fees and costs associated with acquisition, disposition and financing activities.

(4)	Represents amortization of acquired intangible assets related to our Merger, our acquisition of Systagenix in October 2013 and other technology acquisitions.

Depreciation and other amortization include depreciation associated with the purchase accounting step up in value of fixed assets and amortization of acquired intangible assets related to our Merger, our acquisition of Systagenix in October 2013 and other technology acquisitions. Corporate and other depreciation and amortization includes amortization related to our contract manufacturing operations. The following table contains information on depreciation and other amortization ($ in thousands):

	Year ended December 31,
	2017	2016

Depreciation and other amortization:
AWT	$176,289	$191,454
Corporate and other	41	44

	$176,330	$191,498

No significant non-cash expense other than depreciation and amortization expense was recorded for the years ended December 31, 2017 and 2016.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

AWT assets are primarily accounts receivable, inventories, intangible assets and net property, plant and equipment generally identifiable by product. Other assets include assets not specifically identifiable to a product, such as cash, deferred income taxes, prepaid expenses and other non-current assets. Information on segment assets are as follows ($ in thousands):

December 31,
2017

Total assets:
AWT	$4,710,430
Corporate and other	364,038

$5,074,468

AWT gross capital expenditures primarily relate to manufactured rental assets, manufacturing equipment, leasehold improvements and computer hardware and software identifiable by product. Corporate and other capital expenditures include those not specifically identifiable to a product, such as the purchase of land and the construction of our global headquarters building, leasehold improvements, and computer hardware and software. The following table contains information on gross capital expenditures ($ in thousands):

	Years ended December 31,
	2017	2016

Gross capital expenditures:
AWT	$21,919	$20,651
Corporate and other	35,175	41,701

	$57,094	$62,352

Revenues are attributed to countries based on where the legal, regulatory, social, political and economic risks associated with providing the products or services reside. Information on the geographical location of select financial information is as follows ($ in thousands):

	Year ended December 31,
	2017	2016

Geographic location of revenue:
Domestic (Guernsey)	$—	$—
United States	984,659	1,000,568
Other foreign	348,311	397,979

Total revenue	$1,332,970	$1,398,547

December 31,
2017

Geographic location of long-lived assets(1):
Domestic (Guernsey)	$—
United States	114,688
Other foreign	87,228

Total long-lived assets	$201,916

(1)	Long-lived assets exclude intangible assets.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 15. Quarterly financial data (unaudited)

The unaudited consolidated results of operations by quarter are summarized below ($ in thousands):

	Year ended December 31, 2017
	First quarter	Second quarter	Third quarter	Fourth quarter
Revenue	$315,729	$326,569	$340,135	$350,537
Gross profit	$243,341	$253,341	$266,350	$270,623
Operating earnings	$33,632	$35,390	$64,607	$47,877
Earnings (loss) from continuing operations, net of tax	$(98,038)	$(15,330)	$2,945	$308,805
Earnings (loss) from discontinued operations, net of tax	$1,661,546	$896	$(316)	$(7,896)
Net earnings (loss)	$1,563,508	$(14,434)	$2,629	$300,909

	Year ended December 31, 2016
	First quarter	Second quarter	Third quarter	Fourth quarter
Revenue	$341,492	$357,516	$346,661	$352,878
Gross profit	$262,474	$280,732	$266,988	$274,134
Operating earnings	$52,257	$50,796	$43,799	$68,822
Earnings (loss) from continuing operations, net of tax	$(14,884)	$(8,535)	$(47,804)	$10,285
Loss from discontinued operations, net of tax	$(10,473)	$(10,962)	$(7,845)	$(28,119)
Net loss	$(25,357)	$(19,497)	$(55,649)	$(17,834)

Note 16. Valuation and qualifying accounts

Our valuation and qualifying accounts consist of the following ($ in thousands):

Description	Balances at January 1, 2016	Additions charged to costs and expenses	Additions charged to other accounts		Deductions	Balances at December 31, 2016
Accounts receivable realization reserves	$74,202	$4,836	$57,906	(1)	$70,063	$66,881

Deferred tax asset valuation allowance	$94,075	$21,184	$2,488		$5,740	$112,007

Description	Balances at January 1, 2017	Additions charged to costs and expenses	Additions charged to other accounts		Deductions	Balances at December 31, 2017
Accounts receivable realization reserves	$66,881	$3,186	$53,085	(1)	$57,811	$65,341

Deferred tax asset valuation allowance	$112,007	$13,191	$—		$27,843	$97,355

(1)	Additions to the accounts receivable realization reserves charged to other accounts reflect the net increase in revenue reserves to allow for expected credit memos, canceled transactions and uncollectible items where collectibility is not reasonably assured in accordance with the provisions of the “Revenue Recognition” Topic of the FASB Accounting Standards Codification.

Note 17. Subsequent events

On April 11, 2018, Acelity L.P. Inc. declared and paid a cash distribution of approximately $90.0 million in accordance with its Third Amended and Restated Partnership Agreement dated September 1, 2014.

On June 8, 2018, Acelity entered into a share purchase agreement to purchase the entire issued share capital of Crawford Healthcare Holdings Limited, a private company incorporated in England and Wales, and the

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

outstanding shares of common stock of its U.S. subsidiary, Crawford Healthcare, Inc., a Delaware corporation (with Crawford Healthcare Holdings Limited, collectively, “Crawford Healthcare”). The purchase price paid, net of cash acquired, was $126.1 million. The transaction, which was completed on June 8, 2018, adds complementary products to the advanced wound dressings portion of our AWT business. The acquisition was accounted for as a business combination using the acquisition method.

On October 1, 2018, Acelity completed the sale of its entire issued share capital of Systagenix Wound Management Manufacturing, Limited (“Systagenix Manufacturing”) to First Water Limited, a subsidiary of Scapa Group PLC (“Scapa Healthcare”), for cash proceeds of £31.3 million, pursuant to an agreement dated as of September 13, 2018.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

                shares

KCI Holdings, Inc.

Common stock

Prospectus

J.P. Morgan

Goldman Sachs & Co. LLC

BofA Merrill Lynch

                , 2019

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the filing fee and listing fee.

(dollars in thousands)
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

KCI Holdings, Inc. was incorporated under the laws of Texas.

The Texas Business Organizations Code, or the TBOC, permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person’s official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person reasonably believed his conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, the TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation’s directors to the corporation or its shareholders for conduct in performance of such director’s duties. Our amended and restated certificate of formation will provide that a director of the corporation will not be liable to the corporation or its shareholders for monetary damages for any act or omission by the director in the performance of his duties, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director’s duty of loyalty owed to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director, or a present or former employee, agent or officer of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

Section 8.105 of the TBOC provides that, subject to restrictions in its certificate of formation and to the extent consistent with other law, a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation’s governing documents; (ii) an action by the corporation’s governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, persons who are not directors may seek indemnification and advancement of expenses from a corporation to the same extent that directors may seek indemnification and advancement of expenses from a corporation.

Further, our amended and restated certificate of formation and amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We have also entered into, or will enter into prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide, or will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of formation and amended and restated bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements also provide for, or will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of formation and amended and restated bylaws.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

respect to indemnification payments that we may make to such directors and officers. The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of securities

The Registrant was incorporated in January 2019 and issued                  shares of its common stock to its sole shareholder for an aggregate consideration of $                . This issuance was exempt from registration under the Securities Act of 1933 pursuant to Section 4(a)(2) thereof because the issuance did not involve any public offering of securities.

Item 16. Exhibits and financial statement schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibits

Exhibit number		Description
1.1	*	Form of Underwriting Agreement.

2.1	*	Agreement and Plan of Merger, dated as of July 12, 2011, among Chiron Holdings, Inc., Chiron Merger Sub, Inc. and Kinetic Concepts, Inc.

2.2	*	Asset Purchase Agreement by and between Kinetic Concepts, Inc. and Getinge AB, dated as of August 14, 2012.

2.3	*	Share Purchase Agreement dated as of July 26, 2013, by and between Systagenix Wound Care Management Cooperatie B.A., Systagenix Holding Corp., and Kinetic Concepts, Inc.

2.4	*	Stock Purchase Agreement dated as of December 20, 2016, by and between Acelity L.P. Inc., LifeCell Corporation, Allergan Holdco US, Inc. and Warner Chilcott Limited, as amended as of January 31, 2017.

2.5	*	Agreement, dated as of June 8, 2018, by and between Kinetic Concepts, Inc., KCI UK Holdings Limited, Crawford Healthcare Holdings Limited and several other sellers.

2.6	*	Agreement dated as of September 13, 2018, by and between Systagenix Wound Management B.V., First Water Limited, Kinetic Concepts, Inc. and Scapa Group PLC.

3.1	*	Form of Amended and Restated Certificate of Formation of the Registrant.

3.2	*	Form of Amended and Restated Bylaws of the Registrant.

4.1	*	Specimen Stock Certificate evidencing shares of Common Stock.

4.2	*	Form of Registration Rights Agreement among the Registrant and certain of its shareholders.

4.3	*	Indenture, dated as of February 9, 2016, among Kinetic Concepts, Inc., KCI USA, Inc., the guarantors party thereto and Wilmington Trust, National Association, as Trustee and Collateral Agent.

4.4	*	Form of 7.875% First Lien Senior Secured Notes due 2021 (included in Exhibit 4.3).

4.5	*	Security Agreement, dated as of February 9, 2016, among Kinetic Concepts, Inc., KCI USA, Inc., Acelity L.P. Inc., the initial grantors party thereto and Wilmington Trust, National Association, as Collateral Agent.

4.6	*	Indenture, dated as of October 6, 2016, among Kinetic Concepts, Inc., KCI USA, Inc., the guarantors party thereto and Wilmington Trust, National Association, as Trustee and Collateral Agent.

4.7	*	Form of 12.5% Limited Third Lien Senior Secured Notes due 2021 (included in Exhibit 4.6).

4.8	*	Limited Third Lien Security Agreement, dated as of October 6, 2016, among Kinetic Concepts, Inc., KCI USA, Inc., Acelity L.P. Inc., the initial grantors party thereto and Wilmington Trust, National Association, as Collateral Agent.

5.1	*	Opinion of Jackson Walker LLP regarding validity of the shares of common stock registered.

10.1	*	Credit Agreement, dated as of February 3, 2017, among Kinetic Concepts, Inc. and KCI USA, Inc., Chiron Holdings, Inc., the lenders and others party thereto, and Bank of America, N.A. as Administrative Agent and Collateral Agent.

10.2	*	First Lien Security Agreement, dated as of February 3, 2017, among Chiron Holdings, Inc., the initial grantors party thereto and Bank of America, N.A. as Collateral Agent.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit number		Description
10.3†*		Form of Director Indemnification Agreement among Centaur Guernsey L.P. Inc., Chiron Guernsey GP Co. Limited, Kinetic Concepts, Inc., KCI USA, Inc., LifeCell Corporation, and each of the non-executive directors of Chiron Holdings GP, Inc.

10.4†*		Non-Employee Director Services Agreement, dated as of April 8, 2013, by and among Chiron Guernsey Holdings GP, Inc. and Tim Guertin.

10.5†*		Non-Employee Director Services Agreement, dated as of May 27, 2013, by and among Chiron Guernsey Holdings GP, Inc. and James G. Carlson.

10.6†*		Executive Employment Agreement by and between Kinetic Concepts, Inc. and R. Andrew Eckert, dated as of April 3, 2017.

10.7†*		Offer Letter by and between KCI USA, Inc. and Tracy Jokinen, dated as of June 6, 2017.

10.8†*		Key Employee Retention Agreement by and between Kinetic Concepts, Inc. and Tracy Jokinen, dated as of June 15, 2017.

10.9†*		Promotion Letter by and between Kinetic Concepts, Inc. and John Bibb, dated as of April 7, 2011.

10.10†	*	Executive Retention Agreement by and between Kinetic Concepts, Inc. and John Bibb, dated as of April 7, 2011.

10.11†	*	First Amendment to Executive Retention Agreement by and between Kinetic Concepts, Inc. and John Bibb, effective as of July 16, 2014.

10.12†	*	Letter Agreement by and between Kinetic Concepts, Inc. and John Bibb, dated as of December 16, 2016.

10.13†	*	Offer Letter from KCI USA, Inc. for Gaurav Agarwal, dated as of November 21, 2014.

10.14†	*	Key Employee Retention Agreement by and between Kinetic Concepts, Inc. and Gaurav Agarwal, dated as of March 6, 2015.

10.15†	*	Letter Agreement by and between Kinetic Concepts, Inc. and Gaurav Agarwal, dated as of January 29, 2017.

10.16†	*	Executive Retention Agreement, by and between Kinetic Concepts, Inc. and Rohit Kashyap, effective as of December 21, 2007.

10.17†	*	Promotion Offer Letter from KCI USA, Inc. for Rohit Kashyap, dated as of October 28, 2015.

10.18†	*	Letter Agreement by and between Kinetic Concepts, Inc. and Rohit Kashyap, dated as of January 29, 2017.

10.19†	*	Indemnification Agreement, dated as of June 15, 2017, among Acelity L.P. Inc., Chiron Guernsey GP Co. Limited, Kinetic Concepts, Inc., KCI USA, Inc. and Tracy Jokinen.

10.20†	*	Indemnification Agreement, dated as of January 18, 2013, among Acelity L.P. Inc. (formerly, Centaur Guernsey L.P. Inc.), Chiron Guernsey GP Co. Limited, Kinetic Concepts, Inc., KCI USA, Inc., LifeCell Corporation and John T. Bibb.

10.21†	*	Form of KCI Holdings, Inc. 2019 Omnibus Incentive Plan.

10.22†	*	Form of KCI Holdings, Inc. 2019 Employee Stock Purchase Plan.

10.23*		Indemnification Agreement, dated as of November 4, 2011, among Chiron Guernsey Holdings L.P. Inc., Chiron Holdings GP, Inc., Chiron Guernsey L.P. Inc., Chiron Guernsey GP Co. Limited, Acelity, Inc., Chiron Holdings, Inc., Kinetic Concepts, Inc., and Apax Partners, L.P., PSPIB Equity Investments Inc. and Datura Private Investments Inc.

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit number		Description
10.24	*	Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of November 4, 2011.

10.25	*	First Amendment to Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of July 26, 2012.

10.26	*	Second Amendment to Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of July 23, 2015.

10.27	*	Third Amendment to Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of December 16, 2016.

10.28	*	Fourth Amendment to Amended and Restated Limited Partnership Agreement of Chiron Guernsey Holdings L.P. Inc., dated as of February 23, 2017.

10.29	*	Form of Shareholders Agreement.

21.1*		Subsidiaries of the Registrant.

23.1*		Consent of Ernst & Young LLP

23.2*		Consent of Jackson Walker LLP (included as part of Exhibit 5.1)

24.1*		Power of Attorney (included on signature pages to this Registration Statement)

*	To be filed by amendment.

†	Compensatory arrangements for director(s) and/or executive officer(s).

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on                , 2019.

KCI Holdings, Inc.

By:
John T. Bibb
Executive Vice President, General Counsel and Secretary

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Bibb and Eileen Passmore and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of KCI Holdings, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable KCI Holdings, Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities indicated on                , 2019:

Signatures	Title

R. ANDREW ECKERT	Director, President and Chief Executive Officer (Principal Executive Officer)

TRACY JOKINEN	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

STEVEN DYSON	Director

ARTHUR BROTHAG	Director

KCI Holdings, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signatures	Title

KEVIN J. BUEHLER	Director

JAMES G. CARLSON	Director

MICHAEL DOUGLAS	Director

TIMOTHY E. GUERTIN	Director

MARTIN LONGCHAMPS	Director